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FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-116937

Prospectus

Offer to Exchange up to
$155,000,000 9 1/8% Senior Subordinated Notes due 2012
for
$155,000,000 9 1/8% Senior Subordinated Notes due 2012
that have been Registered under the Securities Act of 1933

Terms of the Exchange Offer

  •
  We are offering to exchange up to $155,000,000 of our outstanding 9 1/8% Senior Subordinated Notes due 2012, which we refer to herein as the "old notes," for up to $155,000,000 of new 9 1/8% Senior Subordinated Notes due 2012, which we refer to herein as the "new notes," with substantially identical terms that have been registered under the Securities Act and are freely tradable.

  •
  We will exchange all outstanding old notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of new notes.

  •
  The exchange offer expires at 5:00 p.m., New York City time, on January 6, 2005, unless extended. We do not currently intend to extend the exchange offer.

  •
  Tenders of outstanding old notes may be withdrawn at any time prior to the expiration of the exchange offer.

  •
  The exchange of outstanding old notes for new notes will not be a taxable event for U.S. federal income tax purposes.

  •
  We will not receive any proceeds from the exchange offer.

Terms of the New 9 1/8% Senior Subordinated Notes Offered in the Exchange Offer

Maturity

  •
  The new notes will mature on June 1, 2012.

Interest

  •
  Interest on the new notes is payable on June 1 and December 1 of each year, beginning December 1, 2004.

  •
  Interest will accrue from June 8, 2004.

Redemption

  •
  We may redeem the new notes, in whole or in part, on or after June 1, 2008 at the redemption prices described in this prospectus. We may redeem the new notes in whole prior to that date pursuant to the make-whole provisions described in this prospectus.

  •
  In addition, prior to June 1, 2007, we may redeem up to $54.25 million of the new notes using the net proceeds of one or more qualified equity offerings.

Change of Control

  •
  Upon a change of control, you may require us to repurchase all or a portion of your notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest.

Ranking

  •
  The new notes and the guarantees will be our and the applicable guarantors' unsecured senior subordinated obligations.

  •
  The new notes will rank junior to all of our and the guarantors' existing and future senior indebtedness. The new notes will be guaranteed on a senior subordinated basis by certain of our current and future restricted domestic subsidiaries.

        See "Risk Factors" beginning on page 11 for a discussion of factors you should consider before investing in the new notes.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        Each broker-dealer that receives the new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for the old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

The date of this prospectus is December 6, 2004

i

PROSPECTUS SUMMARY

        This summary highlights information about us and the offering of the new notes contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements and other financial data included elsewhere in this prospectus. This summary is not complete and may not contain all the information that you should consider before deciding to exchange your old notes for new notes. You should read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements included in this prospectus. Unless the context otherwise requires, references to "we," "us," or "our" refer to Concentra Operating Corporation and its subsidiaries.

Our Company

Overview

        We are a leading provider of workers' compensation and other occupational healthcare services in the United States, offering our customers a broad range of services designed to improve patient recovery and to reduce the total costs of healthcare. We believe we are the largest outsource provider of occupational healthcare improvement and cost containment services in the nation. Through our nationwide network of occupational healthcare centers, we serve more than 135,000 employer locations. We also provide services to over 3,700 insurance companies, group health plans, third-party administrators and other healthcare payors. For the twelve months ended September 30, 2004, we generated revenue of $1,109.0 million.

        We provide our services through the following three operating segments:

    •
    Health Services—We treat workplace injuries and perform other occupational healthcare services through our 257 owned and managed centers, which, as of September 30, 2004, were located in 84 markets within 34 states. Our services at these centers are performed by approximately 635 affiliated primary care physicians, as well as affiliated physical therapists, nurses and other healthcare providers.

    •
    Network Services—We offer services designed to assist insurance companies and other payors in the review and reduction of the bills they receive from medical providers. During 2003, we estimate that this segment enabled our customers to eliminate approximately $2.1 billion in excess costs.

    •
    Care Management Services—We offer services designed to monitor cases and facilitate the return to work of injured employees who have been out of work for an extended period of time due primarily to a work-related illness or injury.

Industry Overview

        Workers' Compensation and Other Occupational Healthcare.    Workers' compensation legislation in the United States generally requires employers to fund the total costs of an employee's medical treatment and all lost wages and other costs associated with a work-related injury or illness. It is difficult for insurance companies and multi-state employers to adopt uniform policies to administer, manage and control the costs of benefits as programs vary among jurisdictions. We believe our focus on workers' compensation and our ability to tailor to specific regulatory environments enables us to more efficiently manage the regulatory complexities and achieve cost-savings for our clients.

        According to the National Safety Council, total workers' compensation costs to employers in the United States exceeded $146.6 billion in 2002. We believe the market for workers' compensation and occupational healthcare will grow in future years due to factors such as an aging work force, the increased cost of medical services, the expansion of workers' compensation plans and a historic under-utilization of comprehensive cost containment programs.

        Group Health and Auto Injury.    According to the Centers for Medicare and Medicaid Services, private health insurance expenditures for personal healthcare in the United States were estimated to total over $607.0 billion in 2003. When medical care under a group health plan is delivered outside of a healthcare payor's geographic coverage area or outside their network of providers, there is a greater incidence of over-utilization of care, excessive charges for care and billing errors. We provide our cost containment services to group health customers by analyzing and applying cost savings techniques to such out-of-network claims. We also assist auto insurance carriers in containing increased costs associated with the reimbursement of medical expenses, lost wages and other essential services associated with personal injury protection coverage.

Our Competitive Advantages

        We believe that we are distinguished by the following competitive advantages:

    •
    Leadership in Workers' Compensation and Occupational Healthcare. We believe that we are the nation's largest provider specializing in the treatment of workplace injuries and other occupational healthcare needs. In 2003, we serviced over five million patient visits, accounting for approximately 7% of total workplace injuries in the United States, reviewed and repriced over $12.0 billion in medical bills and managed or reviewed over 313,000 cases.

    •
    Demonstrated Superior Clinical Expertise and Outcomes. By applying our comprehensive set of clinical protocols consistently across our organization, we have produced superior patient outcomes and generated significant cost savings for our customers. In 2003, 94.5% of injury patients we treated returned to work with no lost time, and for the nine months ended September 30, 2004, this rate was 94.0%.

    •
    National Service Network. As of September 30, 2004, we operated 257 dedicated occupational healthcare centers and had operations in 34 states, giving us a regional presence in 84 markets, which we believe is the broadest national network of centers in the workers' compensation industry.

    •
    Comprehensive Scope of Services. We offer our customers a single source for outcomes improvement and cost containment services from the initial incident through its final resolution.

    •
    Effective Use of Technology. We generate medical and administrative cost savings for our customers and automate complex administrative matters by utilizing our sophisticated information systems and our extensive, proprietary databases.

    •
    Established Base of Blue Chip Customers. Through our nationwide network of centers, we serve over 135,000 employer locations and provide services to over 3,700 insurance companies, group health plans, third-party administrators and other healthcare payors. Nevertheless, no single customer represents more than 5% of our total annual revenue.

    •
    Strong Cash Flow Generation. We believe our strong operating cash flow substantially enhances our competitive position in the markets we serve due to our focus on superior clinical care and outcomes, our economies of scale and our advanced information systems.

Some Risks Related to Our Business

        Nationwide Employment vs. Declines in Workplace Injuries.    Approximately 65% of our revenue in 2003 was generated from the treatment or review of workers' compensation claims. The rate of injuries that occurs in the workplace has decreased over time and this decrease has only been partially offset by a larger total number of people employed in the workplace. If nationwide employment does not increase or experiences periods of decline, our ability to expand our revenue and earnings could be adversely affected.

        Our Growth Strategy.    Our business strategy and future success depend in part on our ability to capture market share with our cost containment services. If we are not able to successfully market these services to insurance carriers and employers or if they perform cost containment services internally instead of outsourcing them, our results could be adversely affected.

        Our Indebtedness.    We are substantially leveraged and will continue to have significant indebtedness, which decreases the possibility that we will be able to pay interest and any other amounts when due on our debt.

        Our Significant Customers.    If one or more of our significant customers terminates or does not renew their contract with us, we could be adversely affected. In 2003, our two largest customers provided approximately 4.5% and 3.8%, respectively, of our total consolidated revenue.

        Governmental Regulation. The healthcare industry is subject to extensive federal, state and local laws, rules and regulations. Changes in law and regulatory interpretations could reduce our revenue and profitability, restrict our existing operations, limit the expansion of our business or impose new compliance requirements on our industry.

        In addition to these factors, please see "Risk Factors" and other information included in this prospectus for a discussion of the factors you should consider before participating in the exchange offer.

Our Business Strategy

        Our goal is to further establish ourselves as a leading provider of healthcare outcomes improvement and cost containment services. We intend to achieve this goal by pursuing the following strategies:

    •
    Actively Target New Health Services Customers. We intend to continue to expand using advanced database research techniques to identify potential new customers and new locations for our facilities, as well as by utilizing our 214-person Health Services sales force.

    •
    Continue to Provide the Broadest Spectrum of Service Offerings in the Industry. We intend to continue providing a unique single source for workers' compensation and occupational healthcare services as well as outcomes improvement and cost containment services in the workers' compensation, group health and auto injury segments.

    •
    Continue to Invest in Technology To Broaden Our Service Offerings and Increase Profitability. We intend to continue to invest in technology to identify and deliver further improvements in the treatment, management and administrative oversight of medical cases, thereby creating additional revenue opportunities and reducing our payors' administrative burdens and operating expenses.

    •
    Profitably Expand Our Outsourcing Services into the Group Health Market. Our position as the nation's largest outsource provider of services to reduce or eliminate out-of-network costs positions us well to capture greater market share as demand for these strategic outsourcing services grows. In addition, we recently expanded the services we perform for the group health industry to include network management services.

The Exchange Offer

        On June 8, 2004, we completed a private offering of the old notes. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to effect this exchange offer.

Exchange Offer	We are offering to exchange new notes for old notes.
Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on January 6, 2005, unless we decide to extend it. We do not currently intend to extend the exchange offer.
Conditions to the Exchange Offer
The registration rights agreement does not require us to accept old notes for exchange if the exchange offer or the making of any exchange by a holder of the old notes would violate any applicable law or interpretation of the staff of the Securities and Exchange Commission (the "SEC"). A tender of a minimum aggregate principal amount of old notes is not a condition to the exchange offer.
Procedures for Tendering Old Notes
To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, which we call "DTC," for tendering notes held in book-entry form. These procedures, which we call "ATOP," require that the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an "agent's message" that is transmitted through DTC's automated tender offer program and that DTC confirm that:
•	DTC has received your instructions to exchange your notes, and
•	you agree to be bound by the terms of the letter of transmittal.
For more details, please read "Exchange Offer—Terms of the Exchange Offer" and "—Procedures for Tendering."
Guaranteed Delivery Procedures	None.
Withdrawal of Tenders
You may withdraw your tender of old notes by delivering to the exchange agent a written or facsimile transmission notice of withdrawal at its address indicated on the cover page to the letter of transmittal at any time prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal should specify the name and account at DTC to be credited with withdrawn old notes and otherwise comply with the procedures of DTC's ATOP system.
Acceptance of Old Notes and Delivery of New Notes
If you properly tender your old notes to us pursuant to the procedures set forth in "Exchange Offer—Procedures for Tendering" and fulfill all the conditions of the exchange offer on or before 5:00 p.m., New York City time, on the expiration date, we will accept any and all such notes for exchange in the exchange offer. We will return any old notes that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the new notes promptly after the expiration date and acceptance of the old notes for exchange. Please refer to the section in this prospectus entitled "Exchange Offer—Terms of the Exchange Offer."

Accrued Interest on New Notes and Old Notes
The new notes will bear interest from June 8, 2004. Holders of old notes whose old notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such old notes accrued from June 8, 2004 to the date of the issuance of the new notes. Consequently, holders who exchange their old notes for new notes will receive the same interest payment on December 1, 2004 (the first interest payment date with respect to the old notes and the new notes) that they would have received had they not accepted the exchange offer.
Resale
We believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, you are acquiring the new notes in the ordinary course of your business and you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the new notes. If you do not meet this criteria, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the new notes. Holders of old notes who are our "affiliates" are not eligible to participate in the exchange offer and will continue to hold old notes subsequent to the exchange offer.

Each participating broker-dealer that receives new notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."
Fees and Expenses	We will bear all expenses related to the exchange offer. Please refer to the section in this prospectus entitled "Exchange Offer—Fees and Expenses."
Use of Proceeds
The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement. Please refer to the sections entitled "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a discussion of our use of the proceeds from the issuance of the old notes.

Consequences of Failure to Exchange Old Notes
If you do not exchange your old notes in this exchange offer, you will no longer be able to require us to register the old notes under the Securities Act except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the old notes unless we have registered the old notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.
United States Federal Income Tax Considerations	The exchange of new notes for old notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read "United States Federal Income Tax Considerations."
Exchange Agent
We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct requests for assistance and requests for additional copies of this prospectus (including the letter of transmittal) to the exchange agent addressed as follows: The Bank of New York, Corporate Trust Operations Reorganization Unit, 101 Barclay Street, 7 East, New York, New York 10286, Attention: Corporate Trust Operations Reorganization Unit. Eligible institutions may make requests by facsimile at 212-298-1915.

Terms of the New Notes

        The new notes are identical to the old notes except that the new notes are registered under the Securities Act and do not have restrictions on transfer, registration rights or provisions for additional interest and contain different administrative terms. The new notes evidence the same debt as the old notes, and the same indenture governs the new notes and the old notes.

        The following summary contains basic information about the new notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the new notes, please refer to the section of this document entitled "Description of the New Notes."

Issuer	Concentra Operating Corporation.
Notes Offered	$155,000,000 aggregate principal amount of 9 1/8% Senior Subordinated Notes due 2012.
Maturity Date	June 1, 2012.
Interest Payment Dates	June 1 and December 1 of each year, commencing on December 1, 2004.
Guarantees
The new notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by certain of our current and future domestic subsidiaries. Any future foreign subsidiaries or receivables entities will not guarantee the new notes unless they guarantee other debt of ours or any of our domestic subsidiaries. For the year ended December 31, 2003 and the nine months ended September 30, 2004, our non-guarantor subsidiaries generated approximately 8.1% and 8.7% of our consolidated revenue, respectively.
Ranking	The new notes and the guarantees are our and the applicable guarantors' unsecured senior subordinated obligations. The new notes and the guarantees rank:
•	junior to all of our and the guarantors' existing and future senior indebtedness, including the indebtedness under our amended credit facility;
•	equally with all of our and the guarantors' existing and future senior subordinated indebtedness, including our existing 13% senior subordinated notes and 9 1/2% senior subordinated notes; and
•	senior to all of our and the guarantors' existing and future subordinated indebtedness.
In addition, the new notes are effectively subordinated to the existing and future liabilities of our subsidiaries that are not providing guarantees.

As of September 30, 2004, the new notes ranked junior to $400.6 million of senior indebtedness, all of which was secured, and our non-guarantor subsidiaries had approximately $5.9 million of liabilities (excluding intercompany liabilities) that were structurally senior to the new notes. The new notes ranked equal to $181.7 million of 9 1/2% senior subordinated notes. No other debt was outstanding. See "Description of the New Notes — Subordination."

Optional Redemption	We may redeem all or a portion of the new notes at any time on or after June 1, 2008, at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.

We may redeem all of the new notes at any time prior to June 1, 2008, at a redemption price equal to 100% of the principal amount of the new notes, plus the applicable premium described in this prospectus, plus accrued and unpaid interest to the date of redemption.

In addition, at any time prior to June 1, 2007, we may redeem up to 35% of the aggregate principal amount of the new notes with the net proceeds of certain equity offerings at the redemption price described in this prospectus, plus accrued and unpaid interest to the date of redemption.
Change of Control
If we experience a change of control, we will be required to make an offer to repurchase the new notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.
Restrictive Covenants	The indenture governing the new notes will contain covenants that limit our ability, and the ability of our restricted subsidiaries, to:
•	incur or guarantee additional indebtedness and issue certain preferred stock;
•	pay dividends or make distributions to our stockholders;
•	repurchase or redeem capital stock or subordinated indebtedness;
•	make investments;
•	create liens;
•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;
•	enter into transactions with our affiliates; and
•	merge or consolidate with other companies or transfer all or substantially all of our assets.
These covenants are subject to important exceptions and qualifications, which are described under "Description of the New Notes—Certain Covenants."
Transfer Restrictions; Absence of a Public Market for the New Notes
The new notes generally will be freely transferable, but will also be new securities for which there will not initially be a market. There can be no assurance as to the development or liquidity of any market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange or any automated dealer quotation system.

Risk Factors

        You should consider carefully the information set forth under the caption "Risk Factors" and all other information set forth in this prospectus before deciding whether to participate in the exchange offer.

Corporate Information

        Our headquarters are located at 5080 Spectrum Drive, Suite 400, West Tower, Addison, Texas 75001 and our telephone number is 1-800-232-3550. Concentra Operating Corporation is a Nevada corporation formed in 1999.

Summary Consolidated Financial Data

        The following table provides a summary of certain historical consolidated financial data of Concentra Operating Corporation and its subsidiaries. The summary historical consolidated financial data as of and for each of the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements. The summary historical consolidated financial data as of and for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited consolidated condensed financial statements, which were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments considered necessary for a fair presentation of our financial position and results of operations as of such dates and for such periods. The summary financial data for the twelve months ended September 30, 2004 were derived by adding our financial data for the year ended December 31, 2003 to our unaudited financial data for the nine months ended September 30, 2004, and subtracting our unaudited financial data for the nine months ended September 30, 2003. We included the summary consolidated financial data for the twelve months ended September 30, 2004 because we believe it provides useful information to investors regarding our current financial trends, which have been impacted by recent changes in general industry and economic conditions, certain increases in our market share and the integration of our recent acquisitions. The results from any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results to be expected in the future.

        The information presented below should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements included elsewhere in this prospectus.

	Years Ended December 31,			Nine Months Ended September 30,		Twelve Months Ended September 30,
	2001	2002	2003	2003	2004	2004
	(dollars in thousands)
Statement of Operations Data:
Revenue:
Health Services	$443,321	$471,968	$511,387	$379,906	$435,221	$566,702
Network Services	185,267	230,299	260,159	188,879	216,412	287,692
Care Management Services	228,315	296,783	279,142	212,496	187,979	254,625

Total revenue	856,903	999,050	1,050,688	781,281	839,612	1,109,019
Cost of services:
Health Services	375,565	406,164	421,663	310,686	351,102	462,079
Network Services	110,187	138,218	147,350	106,311	124,519	165,558
Care Management Services	200,166	267,054	248,312	188,496	167,619	227,435

Total cost of services	685,918	811,436	817,325	605,493	643,240	855,072

Gross profit	170,985	187,614	233,363	175,788	196,372	253,947
General and administrative expenses	81,631	106,222	122,949	89,937	98,906	131,918
Amortization of intangibles	15,746	3,776	3,933	2,971	2,541	3,503
Loss on impairment of goodwill and long-lived assets	—	—	—	—	41,682	41,682
Unusual charges (gains)	546	(1,200)	—	—	—	—
Charges for acquisition of affiliate	5,519	—	—	—	—	—

Operating income	67,543	78,816	106,481	82,880	53,243	76,844
Interest expense, net	66,398	63,582	56,318	42,944	42,370	55,744
(Gain) loss on change in fair value of hedging arrangements	13,602	7,589	(9,869)	(9,869)	—	—
Loss on early retirement of debt	—	7,894	7,837	7,837	14,105	14,105
Loss of acquired affiliate, net of tax	5,833	—	—	—	—	—
Other, net	(3,640)	(1,275)	2,692	2,187	2,733	3,238

Income (loss) before taxes and cumulative effect of accounting change	(14,650)	1,026	49,503	39,781	(5,965)	3,757
Provision for income taxes	3,757	10,634	6,214	10,012	8,567	4,769

Income (loss) before cumulative effect of accounting change	(18,407)	(9,608)	43,289	29,769	(14,532)	(1,012)
Cumulative effect of accounting change, net of tax	—	—	—	—	—	—

Net income (loss)	$(18,407)	$(9,608)	$43,289	$29,769	$(14,532)	$(1,012)

Other Financial Data:
Cash flows provided by (used in):
Operating activities	$79,451	$55,966	$113,588	$50,572	$71,615	$134,631
Investing activities	(151,908)	(36,285)	(35,885)	(26,198)	(26,020)	(35,707)
Financing activities	66,325	(9,629)	(54,084)	(31,132)	(41,022)	(63,974)
	At December 31,			At September 30,
	2001	2002	2003	2004
	(dollars in thousands)
Balance Sheet Data:
Working capital	$80,747	$102,459	$117,427	$137,299
Total assets	853,227	850,691	874,992	839,923
Total debt	562,481	479,826	659,234	735,218
Total stockholder's equity (deficit)	86,705	170,716	44,010	(65,674)

RISK FACTORS

        The value of an investment in the new notes will be subject to the significant risks inherent in our business. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before deciding whether to participate in the exchange offer. If any of the events described below occur, our business and financial results and our ability to make payment obligations pursuant to the new notes could be adversely affected in a material way.

Risks Relating to Our Indebtedness

Our significant indebtedness could limit our ability to successfully operate our business and prevent us from fulfilling our obligations under the new notes.

        We are substantially leveraged and will continue to have significant indebtedness following this offering. As of September 30, 2004, we had total debt outstanding of $735.2 million, or 109.8% of our total capitalization. In addition, we had $17.7 million of letters of credit outstanding and $82.3 million of additional revolving loan availability under our amended credit facility. Our substantial level of indebtedness increases the possibility that we may not generate cash sufficient to pay, when due, interest on or other amounts due in respect of our indebtedness, including the new notes. The degree to which we are leveraged also means that we must dedicate a substantial portion of our cash flows from operations to the payment of our indebtedness, reducing the funds available for operations, working capital, capital expenditures, acquisitions and general corporate or other purposes.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt. This could further increase the risks described above.

        We may be able to incur substantial additional indebtedness in the future and, if new debt is added to our current debt levels, the risks described above could intensify. Additional debt would further increase the possibility that we may not generate sufficient cash to pay, when due, interest on and other amounts due in respect of our indebtedness, and would further reduce our funds available for operations, working capital, capital expenditures, acquisitions and other general purposes. Additional debt may decrease our ability to refinance or restructure our indebtedness, and further limit our ability to adjust to changing market conditions.

        Although the terms of our financing arrangements, including the indentures governing the new notes, the old notes, our existing 9 1/2% senior subordinated notes, our amended credit facility and our parent's bridge loan facility, contain restrictions on the incurrence of indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial indebtedness in compliance with these restrictions. Furthermore, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness, as defined in the applicable agreement. Some examples of these important qualifications and exceptions are as follows:

  •
  the indenture governing our new notes and our old notes allows us to incur new indebtedness relating to capital leases, mortgage financings or similar financings that total in the aggregate $25 million or less, allows most new indebtedness that totals less than $35 million in the aggregate, allows new indebtedness related to certain interest rate hedging transactions, and allows debt to be incurred by our unrestricted subsidiaries;

  •
  the indenture governing our existing 9 1/2% senior subordinated notes allows us to incur new indebtedness relating to capital leases, mortgage financings or similar financings that total in the aggregate $15 million or less, allows most new indebtedness that totals less than $25 million in the aggregate, allows new indebtedness related to certain interest rate hedging transactions and allows debt to be incurred by our unrestricted subsidiaries;

  •
  our amended credit facility allows us to incur indebtedness secured by liens of up to $15 million in the aggregate, allows most new indebtedness that totals less than $10 million in the aggregate and allows acquisition debt associated with certain permitted acquisitions under the facility; and

  •
  our parent's bridge loan facility generally allows the incurrence of new indebtedness by us if such occurrence is permitted by our other financing agreements.

        Additionally, each of our financing agreements generally permits the refinancing of indebtedness outstanding under our existing financing agreements. See "Capitalization," "Selected Historical Consolidated Financial Data," "Description of Other Indebtedness" and "Description of the New Notes."

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and refinance our indebtedness, including the new notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As of September 30, 2004, we had a ratio of earnings to fixed charges of 0.9x. This degree of leverage may make us more vulnerable to a downturn in our business or the economy generally.

        We will require significant amounts of cash to service our indebtedness. We expect our debt principal payments to be $1.0 million in the last quarter of 2004, $4.0 million in each of the years 2005, 2006, 2007 and 2008, $116.4 million in 2009, $447.0 million in 2010, $0.0 million (zero debt principal payments) in 2011 and $155.0 million in 2012. Based on forecasted interest rates, we expect our interest payments to be $12.7 million in the last quarter of 2004, $54.0 million in 2005, $56.4 million in 2006, $58.0 million in 2007, $58.8 million in 2008, $58.1 million in 2009, $39.2 million in 2010, $14.1 million in 2011 and $7.1 million in 2012.

        We cannot assure you that our business will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us under our new credit facility in an amount sufficient to enable us to pay our indebtedness, including the new notes, or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold or, if sold, the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms.

Some of our borrowings are at a variable rate of interest, which may result in higher interest expense in the event of increases in interest rates.

        We maintain a mixture of fixed and variable rate debt obligations. At September 30, 2004, we had debt outstanding under our senior credit facility of approximately $400.5 million at variable short-term interest rates. Our debt service payment obligations under our senior credit facility for 2003 totaled approximately $22.1 million. Additionally, we prepaid $335.2 million principal amount on our previous credit facility in 2003. We expect our debt service payments to be approximately $23.1 million in 2004. Based on our current amount and composition of indebtedness, if interest rates increase by one percentage point, our debt service payment obligations would increase by approximately $4.0 million over the next twelve months.

We may be more highly leveraged than some of our competitors, which could place us at a competitive disadvantage.

        To the extent that a substantial portion of our cash flow from operations is dedicated to payments on our indebtedness, such funds are not available for operations, working capital, capital expenditures or possible future acquisitions. Such restrictions may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt. To the extent that a competitor is less leveraged, it may have more flexibility in pricing its products and services more competitively, in investing in its existing operations, or in growing through acquisitions.

Risks Relating to the Exchange Offer and the New Notes

If you do not properly tender your old notes, you will continue to hold unregistered old notes and your ability to transfer old notes will be adversely affected.

        We will only issue new notes in exchange for old notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely tender of the old notes and carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes.

        If you do not exchange your old notes for the new notes pursuant to the exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register old notes under the Securities Act unless our registration rights agreement with the initial purchasers of the old notes requires us to do so. Further, if you continue to hold any old notes after the exchange offer is consummated, you may not be able to sell the old notes because there will be fewer old notes outstanding.

Your right to receive payments on the new notes is junior to most of our existing indebtedness and possibly most of our future borrowings. Further, the subsidiary guarantees will be junior to most of the subsidiary guarantors' existing indebtedness and possibly to all of their future borrowings. Additionally, claims of creditors of our non-guarantor subsidiaries will generally have priority with respect to the assets and earnings of those subsidiaries over claims of holders of the new notes.

        The new notes and the subsidiary guarantees will be subordinated to the prior payment in full of our and the subsidiary guarantors' current and future senior debt. As of September 30, 2004, we had $400.6 million of senior debt outstanding and had $82.3 million of additional revolving loan availability under our amended credit facility. Because the new notes are unsecured and because of the subordination provisions of the new notes, upon any distribution to our creditors or the creditors of any of our subsidiary guarantors in a bankruptcy or similar proceeding relating to us or any subsidiary guarantor, the holders of our senior indebtedness and the senior indebtedness of our subsidiary guarantors will be entitled to be paid in full in cash before any payment may be made with respect to the new notes or any subsidiary guarantees. We cannot assure you that sufficient assets will remain after all these payments have been made to make any payments on the new notes, including payments of interest. Also, because of these subordination provisions, you may recover less ratably than our other creditors in a bankruptcy or similar proceeding, including trade creditors. In addition, all payments on the new notes and any subsidiary guarantees will be blocked in the event of a payment default on Designated Senior Indebtedness (as defined in "Description of the New Notes—Certain Definitions"), which includes borrowings under our amended credit facility, and may be prohibited for up to 179 consecutive days each year in the event of certain non-payment defaults on Designated Senior Indebtedness. See "Description of the New Notes—Subordination."

        In addition, we own a majority interest in all fourteen of our joint venture entities that are not guarantors of the new notes, and these non-guarantor subsidiaries are permitted to incur additional indebtedness under the indenture. Claims of creditors of our non-guarantor subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness or guarantees issued by those subsidiaries, will generally have priority with respect to the assets and earnings of those subsidiaries over the claims of our creditors, including holders of the new notes, even if the obligations of those subsidiaries do not constitute senior indebtedness. As of September 30, 2004, our non-guarantor subsidiaries had approximately $5.9 million of liabilities (excluding intercompany liabilities) and held approximately 7.0% of our consolidated assets. For the year ended December 31, 2003 and the nine months ended September 30, 2004, our non-guarantor subsidiaries generated approximately 8.1% and 8.7% of our consolidated revenue, respectively.

        Our historical consolidated financial information included in this prospectus, our pro forma financial information included in this prospectus and our historical financial statements included in this prospectus and filed with the SEC as part of our quarterly and annual reports are presented on a consolidated basis, including both our guarantor and non-guarantor subsidiaries.

The new notes are not secured by our assets nor those of our subsidiary guarantors, and the lenders under our amended credit facility will be entitled to remedies available to a secured lender, which gives them priority over you to collect amounts they are due.

        In addition to being subordinated to all our existing and future senior debt, the new notes and the subsidiary guarantees will not be secured by any of our assets. Our obligations under our amended credit facility are secured by, among other things, substantially all of the personal property assets of each of our existing and subsequently acquired or organized material domestic subsidiaries (and, to the extent no adverse tax consequences will result, foreign subsidiaries). If we become insolvent or are liquidated, or if there is a default under our amended credit facility, the lenders under our amended credit facility will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our amended credit facility). Upon the occurrence of any default under our amended credit facility (and even without accelerating the indebtedness under our amended credit facility), the lenders may be able to prohibit the payment of the new notes and subsidiary guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the new notes. Moreover, the assets that secure our amended credit facility or any other secured debt will not be available to you in the event of a bankruptcy, liquidation or similar circumstance of the related obligor until we have fully repaid all amounts due under our secured debt. See "Description of Other Indebtedness" and "Description of the New Notes."

The terms of our amended credit facility, our parent's bridge loan agreement and the indentures governing our 9 1/2% senior subordinated notes, the old notes and the new notes impose many restrictions on us.

        The terms of our amended credit facility, our parent's bridge loan agreement and the indentures governing our 9 1/2% senior subordinated notes, the old notes and the new notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

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  incur or guarantee additional indebtedness or issue certain preferred stock;

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  pay dividends or make distributions to our stockholders;

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  repurchase or redeem capital stock or subordinated indebtedness;

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  make investments;

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  create liens;

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  enter into transactions with our affiliates;

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  enter into sale and leaseback transactions; and

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  merge or consolidate with other companies or transfer all or substantially all of our assets.

        Our amended credit facility requires us to maintain certain financial ratios, which become more restrictive over time. These ratios are as follows:

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  our consolidated leverage ratio may not exceed 5.00 to 1.00 for the quarter ended September 30, 2003, and this threshold declines over time to 3.00 to 1.00 for the quarter ended December 31, 2008 and thereafter;

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  our consolidated interest coverage ratio may not exceed 2.25 to 1.00 for the quarter ended September 30, 2003, and this threshold increases over time to 3.00 to 1.00 for the quarter ended December 31, 2008 and thereafter; and

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  our consolidated fixed charge ratio may not exceed 1.00 to 1.00 for the fiscal quarter ended September 30, 2003 and thereafter.

        As a result of these covenants and ratios, we are limited in the manner in which we conduct our business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business and prevent us from fulfilling our obligations under the new notes.

        We are currently in compliance with all covenants and financial ratios contained in our amended credit facility and all covenants contained in our parent's bridge loan agreement. A failure to comply with such covenants or financial ratios could lead to an event of default. In the event of any default under our amended credit facility or our parent's bridge loan agreement, the lenders under our amended credit facility and our parent's bridge loan agreement are not required to lend any additional amounts to us and could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, require us to apply all of our available cash to repay these borrowings or prevent us from making debt service payments on our new notes, any of which could result in an event of default under the new notes. An acceleration of indebtedness under the amended credit facility or our parent's bridge loan agreement would also likely result in an event of default under the terms of any other financing arrangement we had outstanding at the time, including with respect to these notes and our existing 9 1/2% senior subordinated notes. If any or all of our debt were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. On September 30, 2004, in addition to the outstanding principal amount of the old notes, our outstanding indebtedness on our amended credit facility was $400.6 million and $181.7 million in principal amount of our existing 9 1/2% senior subordinated notes was outstanding. The outstanding indebtedness on our parent's bridge loan was $58.3 million on September 30, 2004. See "Description of Other Indebtedness" and "Description of the New Notes."

        Consummation of the Transactions and the application of net proceeds therefrom as described under "Use of Proceeds" substantially depleted the accumulated basket for restricted payments under our existing indentures. Accordingly, our ability to pay dividends, repurchase our capital stock and make certain other restricted payments, including investments in minority interests, will be limited until we accumulate additional availability under the terms of the covenants governing restricted payments under our indentures. However, over time we may accumulate a meaningful basket for such restricted payments, including the payment of dividends. For example, the recent dividend paid to our parent, Concentra Inc., in connection with the Transactions was allowed under the terms of the indenture governing our existing 9 1/2% senior subordinated notes pursuant to an accumulated basket that resulted primarily from capital contributions from our parent of cash and other property (specifically, acquired businesses and deferred tax benefits), as well as from cumulative net income and net cash proceeds from the sale of our common stock. In the future, if we accumulate such a basket and otherwise receive the necessary consents from the lenders under our amended credit facility, we may be able to make material restricted payments.

We may be unable to repay or repurchase the new notes.

        At maturity of the new notes, the entire outstanding principal amount of the new notes, together with accrued and unpaid interest, will become due and payable and we may not have the funds to fulfill these obligations or the ability to arrange for additional financing. If the maturity date occurs at a time when other arrangements prohibit us from repaying the new notes, we would try to obtain waivers of such prohibitions from the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we could not obtain the waivers or refinance these borrowings, we would be unable to repay the new notes and we would be in default under the indenture governing the new notes.

        Further, if we experience a change of control, we will be required to make a change of control offer to repurchase the new notes. A change of control would also constitute an event of default under our amended credit facility, providing the lenders under our amended credit facility with the right to accelerate our borrowings under the facility and to prevent payments in respect of the new notes until outstanding borrowings under our amended credit facility were repaid in full. In the event of a change of control, we may not have sufficient funds to purchase all the new notes and to repay the amounts outstanding under our amended credit facility and we would then be in default under the indenture governing the new notes and under the amended credit facility. In the event of any default under our amended credit facility, the lenders under our amended credit facility are not required to lend any additional amounts to us and could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, require us to apply all of our available cash to repay these borrowings or prevent us from making debt service payments on our new notes, any of which could result in an event of default under the new notes. An acceleration of indebtedness under the amended credit facility would also likely result in an event of default under the terms of any other financing arrangement we have outstanding at the time, including with respect to the new notes and our existing 9 1/2% senior subordinated notes. The trustee under the new notes indenture or the holders of 25% of the outstanding new notes could then demand immediate repayment of the new notes if the repayment of any indebtedness under our amended credit facility has previously been accelerated.

A financial failure by us or any subsidiary guarantor may hinder the receipt of payment on the new notes, as well as the enforcement of remedies under the subsidiary guarantees.

        An investment in the new notes, as in any type of security, involves insolvency and bankruptcy considerations that investors should carefully consider. If we or any of our subsidiary guarantors become a debtor subject to insolvency proceedings under the bankruptcy code, it is likely to result in delays in the payment of the new notes and in the exercise of enforcement remedies under the new notes or the subsidiary guarantees. Provisions under the bankruptcy code or general principles of equity that could result in the impairment of your rights include the automatic stay, avoidance of preferential transfers by a trustee or debtor-in-possession, substantive consolidation, limitations on collectibility of unmatured interest or attorneys' fees and forced restructuring of the new notes.

A financial failure by us, our parent, our subsidiaries or any other entity in which we have an interest may result in the assets of any or all of those entities becoming subject to the claims of all creditors of those entities.

        A financial failure by us, our parent, our subsidiaries or any other entity in which we have an interest could affect payment of the new notes if a bankruptcy court were to "substantively consolidate" us, our parent and our subsidiaries, including entities in which we have an interest but whose financial statements are not consolidated with ours. If a bankruptcy court substantively consolidated us, our parent and our subsidiaries, including entities in which we have an interest but whose financial statements are not consolidated with ours, the assets of each entity would be subject to the claims of creditors of all entities. This would expose holders of the new notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. The indenture does not limit the ability of entities whose financial statements are not consolidated with ours to incur debt, which could increase this risk. Furthermore, forced restructuring of the new notes could occur through the "cram-down" provision of the bankruptcy code. Under this provision, the new notes could be restructured over your objections as to their general terms, primarily interest rate and maturity.

The interests of Welsh Carson, which owns a large percentage of the common stock of our parent, may not be aligned with the interests of the holders of the new notes.

        Welsh, Carson, Anderson & Stowe VIII, L.P. is an investment fund managed by Welsh, Carson, Anderson & Stowe, "Welsh Carson" or "WCAS," a private equity investment firm headquartered in New York, New York, which focuses exclusively on investments in the communications, information and business services and healthcare services industries. WCAS has more than $11 billion in total assets under management and, since its founding in 1979, has completed more than 100 management buyouts and initial investments. Currently, WCAS and its affiliated entities beneficially own approximately 66% of the outstanding common stock of our parent, Concentra Inc. Accordingly, WCAS will be able to exert significant influence over:

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  the election of our parent's board of directors;

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  our parent's management and policies; and

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  the outcome of any corporate transaction or other matter submitted to the stockholders of our parent for approval, including mergers, consolidations and the sale of all or substantially all of our parent's assets.

        These stockholders will also be able to exert significant influence over a change in control of our parent or an amendment to its certificate of incorporation or bylaws. Their interests may conflict with the interests of the holders of the notes, and they may take actions affecting us with which you disagree. See "Security Ownership of Certain Beneficial Owners and Management."

Federal and state statutes allow courts, under specific circumstances, to void subsidiary guarantees and require holders of the new notes to return payments received from subsidiary guarantors.

        Certain of our existing and future domestic subsidiaries will guarantee our obligations under the new notes. Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a subsidiary guarantee could be voided, or claims in respect of a subsidiary guarantee could be subordinated, to all other debts of that subsidiary guarantor. A court might do so if it found that when the subsidiary entered into its guarantee or, in some states, when payments became due under the guarantee, the subsidiary received less than reasonably equivalent value or fair consideration and either:

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  was insolvent or rendered insolvent by reason of the incurrence;

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  was engaged in a business or transaction for which the subsidiary guarantor's remaining assets constituted unreasonably small capital; or

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  intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature.

        The court might also void a subsidiary guarantee, without regard to the above factors, if the court found that the subsidiary entered into its guarantee with the actual intent to hinder, delay or defraud its creditors.

        A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the new notes. If a court were to void a subsidiary guarantee, holders of the new notes would no longer have a claim against the subsidiary guarantor. Sufficient funds to repay the new notes may not be available from other sources, including the remaining subsidiary guarantors, if any. In addition, the court might direct holders of the new notes to repay any amounts that they already received from the subsidiary guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

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  the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        Each subsidiary guarantee contains a provision intended to limit the subsidiary guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

If an active trading market does not develop for the new notes, you may be unable to sell the new notes or to sell the new notes at a price that you deem sufficient.

        The new notes will be new securities for which there currently is no established trading market. Although we will register the new notes under the Securities Act, we do not presently intend to apply for listing of the new notes on any securities exchange or for quotation of the new notes in any automated dealer quotation system. In addition, although the initial purchasers of the old notes have informed us that they intend to make a market in the new notes after the exchange offer, the initial purchasers may stop making a market at any time. Finally, if a large number of holders of old notes do not tender old notes or tender old notes improperly, the limited amount of new notes that would be issued and outstanding after we consummate the exchange offer could adversely affect the development of a market for these new notes.

Risks Related to Our Business

If we are unable to increase our market share among national and regional insurance carriers and large, self-funded employers, our results may be adversely affected.

        Our business strategy and future success depend in part on our ability to capture market share with our cost containment services as national and regional insurance carriers and large, self-funded employers look for ways to achieve cost savings. We cannot assure you that we will successfully market to these insurance carriers and employers or that they will not resort to other means to achieve cost savings. Additionally, our ability to capture additional market share may be adversely affected by the decision of potential customers to perform services offered by us internally instead of outsourcing the provision of such services. Furthermore, we may not be able to demonstrate sufficient cost savings to potential or current customers to induce them not to provide comparable services internally or to accelerate efforts to provide such services internally. If the demand for our cost containment services does not increase, our results may be adversely affected.

If we lose a significant customer, our results may be adversely affected.

        Our results may decline if we lose one or more significant customers. Most of our customer contracts permit either party to terminate without cause. If one or more significant customers terminates, or does not renew or extend, their contract with us, we could be adversely affected. Many organizations in the insurance industry are consolidating, which could result in the loss of one or more of our significant customers through a merger or acquisition. Several large insurers have commenced bankruptcy proceedings in the past few years, and one or more of our significant customers could file for bankruptcy. Additionally, we could lose significant customers due to competitive pricing pressures or other reasons. In particular, we have a number of significant customers in our network services business segment. Due to the substantial fixed costs in this business segment, the loss of a significant customer could cause a material decline in our profitability and operating performance. In 2003, our two largest customers provided approximately 4.5% and 3.8%, respectively, of our total consolidated revenue.

If we are unable to acquire or develop occupational healthcare centers in new markets, our results may be adversely affected.

        If we are not successful in our acquisition and development of occupational healthcare centers, we may miss opportunities to expand our health services segment or to cross-sell our network and care management services. Our ability to acquire additional occupational healthcare centers may be limited by a lack of attractive acquisition opportunities, a shortage of acceptable properties for such use, an inability to buy or lease such properties at an acceptable price or a shortage of qualified medical personnel to staff new facilities in any particular location. In addition, if we fail to expand the reach of our provider network, we will be at a competitive disadvantage and our results may suffer.

Future acquisitions and joint ventures may use significant resources or be unsuccessful.

        As part of our business strategy, we intend to pursue acquisitions of companies providing services that are similar or complementary to those that we provide in our business, and we may enter into joint ventures to operate occupational healthcare centers. These acquisitions and joint venture activities may involve:

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  significant cash expenditures;

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  additional debt incurrence;

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  additional operating losses;

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  increases in intangible assets relating to goodwill of acquired companies; and

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  significant acquisition and joint venture related expenses, all of which could have a material adverse effect on our financial condition and results of operations.

        Additionally, a strategy of growth by acquisitions and joint ventures involves numerous risks, including:

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  difficulties integrating acquired personnel and harmonizing distinct corporate cultures into our current businesses;

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  diversion of our management's time from existing operations; and

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  potential losses of key employees or customers of acquired companies.

        We cannot assure you that we will be able to identify suitable candidates or negotiate and consummate suitable acquisitions or joint ventures. Also, we cannot assure you that we will succeed in obtaining financing for any future acquisitions or joint ventures at a reasonable cost, or that such financing will not contain restrictive covenants that limit our operating flexibility or other unfavorable terms. Even if we are successful in consummating acquisitions or joint ventures, we may not succeed in developing and achieving satisfactory operating results for the acquired businesses or integrating them into our existing operations. Further, the acquired businesses may not produce returns that justify our related investment. If our acquisitions or joint ventures are not successful, our ability to increase revenue, cash flows and earnings through future growth may be impaired.

        While we have generally been successful in integrating our acquisitions into our business, with respect to our acquisition of National Healthcare Services, Inc. in November 2001, we encountered some difficulties associated with the consolidation of this acquired business with our existing operations. These difficulties included a loss of personnel and a loss of future revenue from certain customer accounts primarily associated with our Care Management Services business.

If we incur material liabilities as a result of acquiring companies, our operating results could be adversely affected.

        We may acquire companies that have material liabilities for failure to comply with healthcare laws and regulations or for other past activities. Although we maintain various types of business insurance, we do not currently maintain insurance specifically covering any unknown or contingent liabilities that may occur after the acquisition of businesses. In addition, any indemnification provisions we obtain in connection with such acquisitions may not be adequate to protect us, either because of limits or deductibles, or because of the credit quality of the indemnitor. If we incur these liabilities and are not adequately indemnified or insured for them, our operating results and financial condition could be adversely affected.

We are subject to risks associated with acquisitions of intangible assets.

        Our acquisition of occupational healthcare centers and other businesses may result in significant increases in our intangible assets relating to goodwill. We regularly evaluate whether events and circumstances have occurred indicating that any portion of our goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, we may be required to reduce the carrying value of these assets. During the third quarter of 2004, we determined that an impairment of goodwill for our Care Management Services reporting unit had occurred. Accordingly, we recorded a $36.0 million goodwill impairment charge in the third quarter of 2004. After the recognition of these impairment charges, we had $445.3 million of goodwill, with approximately $10.1 million related to the Care Management Services reporting unit. Due to the continuing uncertainties and operational reviews that are being conducted within Care Management Services, we could incur additional charges in future periods. We cannot currently estimate the timing and amount of any such charges. For a further discussion of the goodwill impairment, see "Loss on Impairment of Goodwill and Long-Lived Assets."

If we are unable to manage growth, we may be unable to achieve our expansion strategy.

        The success of our business strategy depends in part on our ability to expand our operations in the future. Our growth has placed, and will continue to place, increased demands on our management, our operational and financial information systems and other resources. Further expansion of our operations will require substantial financial resources and management attention. To accommodate our past and anticipated future growth, and to compete effectively, we will need to continue to improve our management, to implement our operational and financial information systems and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and diverting management's attention to the expansion of our operations may negatively impact our financial results. Any failure to improve our management, to implement our operational and financial information systems, or to expand, train, manage or motivate our workforce, could reduce or prevent our growth.

If we are unable to leverage our information systems to enhance our outcome-driven service model, our results may be adversely affected.

        To leverage our knowledge of workplace injuries, treatment protocols, outcomes data and complex regulatory provisions related to the workers' compensation market, we must continue to implement and enhance information systems that can analyze our data related to the workers' compensation industry. We are currently engaged in comprehensive technology transformation projects for our operating segments. We have detailed implementation schedules for these projects that require extensive involvement from our operational, technological and financial personnel. Delays or other problems we might encounter in implementation of these projects could adversely affect our ability to deliver streamlined patient care and outcome reporting to our customers.

If our data processing is interrupted or our licenses to use software are revoked, our ability to operate our business could be adversely affected.

        Many aspects of our business are dependent upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing capabilities. Interruption of data processing capabilities for any extended length of time, loss of stored data, programming errors or other technological problems could impair our ability to provide certain services. Some of the software that we use in our medical bill review operation is licensed from Ingenix, Inc. under a nonexclusive license. Termination of this license could disrupt, and could result in our inability to operate, certain aspects of our business, including our ability to review medical bills effectively, thereby adversely affecting our revenue and overall profitability. In addition, although there are substitute software packages available and we have the right to acquire a perpetual license covering the Ingenix, Inc. software, there can be no assurance that we would be able to obtain and successfully integrate any replacement software, if so required.

If competition increases, our growth and profits may decline.

        The market to provide occupational healthcare services is highly fragmented and competitive. Historically, our primary competitors have typically been independent physicians, hospital emergency departments and hospital-owned or hospital-affiliated medical facilities. As managed care techniques continue to gain acceptance in the occupational healthcare marketplace, however, we believe that our competitors will increasingly consist of nationally-focused workers' compensation managed care service companies, specialized provider groups, insurance companies, health management organizations and other significant providers of managed care products. These organizations may be significantly larger than us and have greater financial and marketing resources than we do. We cannot assure you that we will be able to compete effectively against these organizations in the future.

        Because we believe the barriers to entry in our geographic markets are not substantial and our current customers have the flexibility to move easily to new healthcare service providers, the addition of new competitors may occur relatively quickly. Some of our contracted physicians and other healthcare providers may elect to compete with us by offering their own products and services to our customers. In addition, significant merger and acquisition activity has occurred in our industry as well as in industries that supply products to us, such as the hospital, physician, pharmaceutical, medical device and health information systems industries. If competition within our industry intensifies, our ability to retain customers or physicians, or maintain or increase our revenue growth, pricing flexibility, control over medical cost trends and marketing expenses may be compromised.

        The market for our network services and care management services is also fragmented and competitive. Our competitors include national managed care providers, preferred provider networks, smaller independent providers and insurance companies. Companies that offer one or more workers' compensation managed care services on a national basis are our primary competitors. We also compete with many smaller vendors who generally provide unbundled services on a local level, particularly companies that have an established relationship with a local insurance company adjuster. In addition, several large workers' compensation insurance carriers offer managed care services for their customers, either by performance of the services in-house or by outsourcing to organizations like ours. If these carriers increase their performance of these in-house services, our business could be adversely affected. In addition, consolidation in the industry could result in carriers performing more of such in-house services.

If lawsuits against us are successful, we may incur significant liabilities.

        Our affiliated physician associations and some of our employees are involved in the delivery of healthcare services to the public. We charge our customers for these services on a fee-for-service basis. In providing these services, the physicians in our affiliated physician associations, our employees and, consequently, our company are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in significant liabilities that may exceed our insurance coverage and the financial ability of our affiliated physician associations to indemnify us. Further, plaintiffs have proposed expanded theories of liability against managed care companies as well as against employers who use managed care in workers' compensation cases that, if established and successful, could discourage the use of managed care in workers' compensation cases and reduce the cases referred to us for treatment or the rates we charge for our services.

        Through our network services and care management services, we make recommendations about the appropriateness of providers' proposed medical treatment plans for patients throughout the country. As a result, we could be subject to charges arising from any adverse medical consequences. Although plaintiffs have not to date subjected us to any claims or litigation related to the grant or denial of claims for payment of benefits or allegations that we engage in the practice of medicine or the delivery of medical services, we cannot assure you that plaintiffs will not make those types of claims in future litigation. We cannot assure you that our insurance will provide sufficient coverage or that insurance companies will make insurance available at a reasonable cost to protect us from significant future liability.

The increased costs of professional and general liability insurance could have an adverse effect on our profitability.

        The cost of commercial professional and general liability insurance coverage has risen significantly in the past several years, and this trend could continue. In addition, if we were to suffer a material loss, our costs could increase over and above the general increases in the industry. In an effort to contain the costs associated with our professional liability coverage, we are considering future use of a captive insurance program. Under this program we would retain more risk for professional liability costs, including settlements and claims expenses, than under our current third-party coverage. If the costs associated with insuring our business continue to increase, it could adversely affect our business. We believe our current level of insurance coverage is adequate for a company of our size engaged in our business.

Our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management.

        We are highly dependent on our senior management. Although we have employment agreements with each member of our senior management, we do not maintain "key man" life insurance policies on any of them. Because our senior management has contributed greatly to our growth, the loss of key management personnel or our inability to attract, retain and motivate sufficient numbers of qualified management personnel could have a material adverse effect on us. On October 26, 2004, we accepted the resignation of Frederick C. Dunlap as our President and Chief Operating Officer. Daniel J. Thomas, our Chief Executive Officer and one of our directors, has assumed the role of President.

We may not be able to successfully recruit and retain qualified physicians to serve as affiliated physicians or independent contractors.

        We are dependent upon our ability to recruit and retain qualified physicians to our affiliated professional groups to provide services our existing centers and to expand our business. We compete with many types of health care providers, including teaching, research and government hospitals and institutions and other practice groups, for the services of qualified physicians. We may not be able to continue to recruit new physicians or renew contracts with existing physicians on acceptable terms. If we do not do so, our ability to service our existing or new centers could be adversely affected.

A significant number of our affiliated physicians could leave our affiliated practices or our affiliated professional groups may be unable to enforce the non-competition covenants of departed physicians.

        Our affiliated professional groups typically enter into employment agreements with our affiliated physicians that can be terminated without cause by any party upon prior written notice. In addition, substantially all of our affiliated physicians have agreed not to compete within a specified geographic area for a certain period after termination of employment. Although we believe that the non-competition covenants of our affiliated physicians are reasonable in scope and duration and therefore enforceable under applicable state law, if a substantial number of our affiliated physicians leave our affiliated professional groups or we are unable to enforce the non-competition covenants in the employment agreements, our business, financial condition and results of operations could be adversely affected. We cannot predict whether a court or arbitration panel would enforce these covenants.

Regulatory authorities or other parties may assert that, in conducting our business, we may be engaged in unlawful fee splitting or the corporate practice of medicine.

        The laws of many states prohibit physicians from splitting professional fees with non-physicians and prohibit non-physician entities, such as Concentra Health Services, Inc., from practicing medicine and from employing physicians to practice medicine. The laws in most states regarding the corporate practice of medicine have been subjected to limited judicial and regulatory interpretation. We believe our current and planned activities do not constitute fee-splitting or the unlawful corporate practice of medicine as contemplated by these laws. However, there can be no assurance that future interpretations of such laws will not require structural and organizational modification of our existing relationships with the practices. In addition, statutes in some states in which we do not currently operate could require us to modify our affiliation structure. If we violate these laws, we could be subject to civil or criminal penalties, our contracts could be found legally invalid and unenforceable (in whole or in part) or we could be required to restructure our contractual arrangements with our affiliated physicians.

We have experienced declines in the performance of our Care Management Services business.

        We have experienced a general decline in the revenues and operating performance of our Care Management Services, or CMS, reporting unit. CMS revenue, which represented 26.6% of our 2003 consolidated revenue, declined 14.3% for the nine months ended September 30, 2004 and declined 5.9% for the year ended December 31, 2003, as compared to the same periods in the prior years. CMS' operating loss was $41.9 million for the nine months ended September 30, 2004 as compared to operating income of $3.5 million for the same period in 2003. The operating loss in 2004 included $41.7 million from the loss on impairment of goodwill and long-lived assets. For a further discussion of these impairments, see "Loss on Impairment of Goodwill and Long-Lived Assets." For the year ended December 31, 2002, CMS revenue increased 30.0%, while operating income decreased 65.6%. We believe that the performance declines have been due to the following factors:

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  the lingering effects of the downturn in the national economy and its corresponding effect on the number of workplace injuries that have become longer-term disability cases;

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  increased regional and local competition from providers of managed care services;

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  a possible reduction by insurers on the types of care management services provided by our CMS business;

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  the closure of offices and continuing consolidation of our CMS operations; and

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  employee turnover, including management personnel, in our CMS business.

In the past, these factors have all contributed to the lowering of our long-term outlook for our CMS reporting unit. If some or all of these conditions continue, we believe that the performance of our CMS reporting unit could continue to decline.

Risks Related to Our Industry

If the average annual growth in nationwide employment does not offset declines in the frequency of workplace injuries and illnesses, then the size of our market may decline and adversely affect our ability to grow.

        Approximately 65% of our revenue in 2003 was generated from the treatment or review of workers' compensation claims. The rate of injuries that occur in the workplace has decreased over time. Although the overall number of people employed in the workplace has generally increased, this increase has only partially offset the declining rate of injuries and illnesses. Our business model is based, in part, on our ability to expand our relative share of the market for the treatment and review of claims for workplace injuries and illnesses. If nationwide employment does not increase or experiences periods of decline, our ability to expand our revenue and earnings could be adversely affected. Additionally, if workplace injuries and illnesses continue to decline at a greater rate than the increase in total employment, the number of claims in the workers' compensation market will decrease and could adversely affect our business.

We operate in an industry that is subject to extensive federal, state and local regulation, and changes in law and regulatory interpretations could reduce our revenue and profitability.

        The healthcare industry is subject to extensive federal, state and local laws, rules and regulations relating to, among others:

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  payment for services;

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  conduct of operations, including fraud and abuse, anti-kickback prohibitions, physician self-referral prohibitions and false claims;

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  operation of provider networks and provision of case management services;

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  protection of patient information;

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  business, facility and professional licensure, including surveys, certification and recertification requirements;

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  corporate practice of medicine and fee splitting prohibitions;

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  ERISA health benefit plans; and

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  medical waste disposal and environmental protection.

        In recent years, Congress and some state legislatures have introduced an increasing number of proposals to make significant changes in the healthcare system. Changes in law and regulatory interpretations could reduce our revenue and profitability, restrict our existing operations, limit the expansion of our business or impose new compliance requirements on our industry. At September 30, 2004, two states have legislation pending that may potentially reduce our revenue and profitability:

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  Legislation pending in New Jersey would grant workers' compensation patients the ability to choose their treating providers without restriction, eliminating the ability of employers to direct care into a PPO network. If workers' compensation patients choose providers other than providers in our PPO network, it may reduce our revenue and profitability.

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  Legislation pending in Illinois proposes to establish a workers' compensation fee schedule, potentially reducing the level of provider reimbursement, which may reduce our revenue and profitability.

        In addition, both federal and state proposed rules may potentially reduce our revenue and profitability:

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  The State of Tennessee has recently mandated the development of a medical fee schedule, to be developed and become effective by July 1, 2005, which may result in a decrease in our revenue and profitability.

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  Recently proposed federal rules governing use of alternative specimens by the drug testing industry would increase costs associated with staffing, training, equipment expenditures and procedural changes and may increase risk of litigation through potential bias and discrimination claims.

        Recently, both federal and state government agencies have increased civil and criminal enforcement efforts relating to the healthcare industry. This heightened enforcement activity increases our potential exposure to damaging lawsuits, investigations and other enforcement actions. Any such action could distract our management and adversely affect our business reputation and profitability.

        In the future, different interpretations or enforcement of laws, rules and regulations governing the healthcare industry could subject our current business practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services and capital expenditure programs, increase our operating expenses and distract our management. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program payments, suffer civil and criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources to respond to an investigation or other enforcement action under these laws or regulations.

Workers' compensation reform legislation in California may adversely affect our financial performance.

        As part of a larger workers' compensation reform package, effective January 1, 2005, California will allow parties who participate in collectively bargained alternative dispute resolution programs to provide twenty-four hour integrated healthcare, in which the coverage of traditional employer-sponsored health plans is combined with workers' compensation coverage to provide a single insurance plan and point of entry for work-related and non-work-related health problems. Incorporating workers' compensation coverage into conventional health plans may adversely affect the market for our services and increase the number of our competitors.

Healthcare providers are becoming increasingly resistant to the application of certain healthcare cost containment techniques, which could cause revenue from our cost containment operations to decrease.

        Healthcare providers have become more active in their efforts to minimize the use of certain cost containment techniques and are engaging in litigation to avoid application of certain cost containment practices. Recent litigation between healthcare providers and insurers has challenged certain insurers' claims adjudication and reimbursement decisions. Although these lawsuits do not directly involve us or any services we provide, these cases could affect the use by insurers of certain cost containment services that we provide and could result in a decrease in revenue from our cost containment business.

Federal regulators have increased their antitrust enforcement activity with respect to certain provider relationships, which could adversely affect our network services operations.

        Healthcare providers often designate an independent third-party to handle communications with healthcare payors regarding provider contracts, commonly referred to as a "messenger model." Under a messenger model, an independent third-party conveys payors' contract offers to individual providers, who each make an independent decision whether to accept or reject each contract. Inappropriate uses of the messenger model have recently been the subject of increased antitrust enforcement activity by the Federal Trade Commission and the U.S. Department of Justice. Messengers may not share sensitive information among providers, facilitate an agreement among competing providers to deal with a payor collectively, or make recommendations to competing providers whether to accept or reject any actual or proposed contract term. While we are not involved in any enforcement or other action regarding our use of the messenger model, and while we believe that our use of the messenger model complies with applicable law, these enforcement actions could adversely affect our network services operations.

The managed care industry receives significant negative publicity, which could adversely affect our profitability.

        The managed care industry receives significant negative publicity and has been the subject of large jury awards. Examples of these types of negative publicity include public perceptions that managed care results in delays in obtaining health care services, that adequate and proper care may not be delivered to managed care patients and that health care companies engaged in the managed care business value corporate profits over a patient's care and well being. This publicity has been accompanied by increased litigation, legislative activity, regulation and governmental review of industry practices. These factors may:

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  adversely affect our ability to market our products or services;

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  require us to change our products and services; or

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  increase the regulatory burdens under which we operate.

If healthcare reform intensifies competition and reduces the costs associated with workers' compensation claims, the rates we charge for our services could decrease, which could negatively impact our financial performance.

        Within the past few years, several states have experienced a decrease in the number of workers' compensation claims and the total value of claims, which we primarily attribute to:

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  improvements in workplace safety;

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  changes in the type and composition of jobs;

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  intensified efforts by payors to manage and control claim costs;

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  improved risk management by employers; and

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  legislative reforms that have resulted in a corresponding reduction in workers' compensation insurance premiums.

        Future healthcare reform could decrease the number of claims, further increase competition or decrease the size of the market, forcing us to reduce the rates we charge for our services to compete effectively. Any rate reductions would have an adverse effect on our revenue and profitability.

If the utilization by healthcare payors of early intervention services, including our occupational healthcare, first notice of loss or injury and telephonic case management services, continues to increase, the revenue from our later stage network and care management services may be adversely affected.

        The performance of early intervention services, including injury occupational healthcare, first notice of loss or injury and telephonic case management services, often results in a decrease in the average length of, and the total costs associated with, a healthcare claim. By successfully intervening at an early stage in a claim, the need for additional cost containment services for that claim can often be reduced or even eliminated. As healthcare payors continue to increase their utilization of early intervention services, the revenue from our later stage network and care management services may decrease.

Future cost containment initiatives undertaken by state workers' compensation commissions and other third-party payors may adversely affect our financial performance.

        Initiatives undertaken by state workers' compensation commissions, major insurance companies and other payors to contain both workers' compensation and non-injury occupational healthcare costs may adversely affect the financial performance of our occupational healthcare centers. State workers' compensation commissions seek to control healthcare costs by reducing prescribed rates of reimbursements. Insurance companies and other third-party payors contract with hospitals and other healthcare providers to obtain services on a discounted basis. We believe that these cost containment measures may continue and, if so, would limit reimbursements for healthcare services that we provide to our customers. If state workers' compensation commissions or payors from whom we receive payments reduce the amounts that they pay us for healthcare services, our revenue, profitability and financial condition could be adversely affected.

Changes in state laws, rules and regulations, including those governing the corporate practice of medicine, fee splitting, workers' compensation and insurance laws, rules and regulations, may affect our ability to expand all of our operations into other states and, therefore, our profitability.

        State laws, rules and regulations relating to our business vary widely from state to state, and courts and regulatory agencies have seldom interpreted them in a way that provides guidance with respect to our business operations. Changes in these laws, rules and regulations may adversely affect our profitability. In addition, the application of these laws, rules and regulations may affect our ability to expand all of our operations into new states.

        Workers' compensation laws, rules and regulations are complex and vary from state to state. These laws, among other things, establish requirements for physicians providing care to workers' compensation patients, set reimbursement levels for healthcare providers, limit or restrict the rights of employers to direct an injured employee to a specific provider and require licensing of businesses that provide medical review services. Changes in these laws, rules and regulations could adversely affect our profitability and our ability to expand our operations into new markets.

        Most states limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals. Many states also limit the scope of business relationships between business entities like us and licensed professionals and professional organizations, particularly with respect to fee splitting between a licensed professional or professional organization and an unlicensed person or entity. Although we believe that our arrangements with our affiliated physicians and physician associations comply with applicable laws, a government agency charged with enforcement of these laws, or a private party, might assert a contrary position. If our arrangements with these physicians and physician associations were deemed to violate state corporate practice of medicine or fee splitting laws, or if new laws are enacted rendering our arrangements illegal, we and/or our affiliated physician groups would be subject to penalties and/or we could be required to restructure these arrangements, which could result in significant costs to us and affect our profitability.

        In addition, state agencies regulate the managed care, auto insurance and workers' compensation industries. Many states have enacted laws that require:

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  licensing, certification and approval of businesses that provide medical review and utilization review services;

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  certification of managed care plans;

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  managed care entities to provide reasonable access and availability of specified types of healthcare providers, care management and utilization review, return-to-work programs, quality assurance programs, the use of treatment guidelines and grievance procedures;

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  licensing of provider networks; and

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  the prompt payment of claims.

Changes in these laws, rules and regulations may also adversely affect our business and profitability.

New federal and state legislative and regulatory initiatives relating to patient privacy and new federal legislative and regulatory initiatives relating to the use of standard transaction code sets have required us and will continue to require us to expend substantial sums of money on the acquisition and implementation of new information systems, which could negatively impact our profitability.

        There are currently numerous legislative and regulatory initiatives at both the state and federal levels that address patient privacy concerns. In particular, the Health Insurance Portability and Accountability Act of 1996, commonly referred to as "HIPAA," contains provisions that may require us to implement expensive new computer systems and business procedures designed to protect the privacy and security of each of our patient's individual health information. Compliance with the privacy standards was required by April 14, 2003. The privacy standards require covered entities to implement certain procedures to govern the use and disclosure of protected health information and to safeguard such information from inappropriate access, use or disclosure. Protected health information includes individually identifiable health information, such as an individual's medical records, transmitted or maintained in any format, including paper and electronic records.

        The final security rule was effective on April 21, 2003, and compliance with the security standards is required by April 21, 2005. This rule establishes security standards that apply to covered entities. The security standards are designed to protect health information against reasonably anticipated threats or hazards to the security or integrity of the information and to protect the information against unauthorized use or disclosure.

        The administrative simplification provisions of HIPAA require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. We believe that we were in substantial compliance with the transaction and code set standards as of the applicable date for our compliance, October 16, 2003. The transaction standards require us to use standard code sets when we transmit health information in connection with certain transactions, including health claims and health payment and remittance advice.

        Compliance with these standards has required significant commitment and action by us and we expect that it will continue to do so. Because the final regulations for the privacy standards have been effective for less than one year and final regulations for the security standards have only recently been issued, we cannot predict the total financial impact of the regulations on our operations.

Demand for our network services could be adversely affected if our prospective network services clients are unable to implement the transaction and security standards required under HIPAA.

        For some of our network services, we routinely implement electronic data connections to our customers' locations that enable the exchange of information on a computerized basis. To the extent that our clients do not have sufficient personnel to implement the transaction and security standards required by HIPAA or to work with our information technology personnel in the implementation of our electronic interfaces, the demand for our network services could be adversely affected.

Changes in the federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules and regulations could adversely affect our profitability and ability to expand our operations.

        The federal Anti-Kickback Statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federally funded healthcare program. Additionally, the Anti-Kickback Statute prohibits any form of remuneration in return for purchasing, leasing or ordering or arranging for or recommending the purchasing, leasing or ordering of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The Anti-Kickback Statute is very broad in scope and existing case law and regulations have not uniformly or definitively interpreted many of its provisions. Violations of the Anti-Kickback Statute may result in substantial civil or criminal penalties, including imprisonment of up to five years, criminal fines of up to $25,000, civil monetary penalties of up to $50,000 for each violation plus three times the remuneration involved or the amount claimed and exclusion from participation in the Medicare and Medicaid programs.

        The federal physician self-referral law, commonly referred to as the Stark Law, prohibits, subject to certain exceptions, a physician from making a referral of a Medicare or Medicaid beneficiary for a "designated health service" to an entity if the physician or an immediate family member has a financial relationship with the entity. Some of the services our affiliated physicians and physician associations provide include designated health services. A violation of the Stark Law could result in repayment of amounts collected for services furnished pursuant to an unlawful referral, the imposition of civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs.

        Many states have enacted laws similar to the federal Anti-Kickback Statute and, to a lesser degree, the Stark Law. These laws generally apply to both government and non-government health programs. These laws vary from state to state and have infrequently been the subject of judicial or regulatory interpretation.

        Other federal healthcare fraud and abuse laws prohibit healthcare-related fraud, theft or embezzlement, false statements, obstruction of criminal investigations and money laundering. These laws apply to all healthcare programs regardless of whether such programs are funded in whole or in part with federal funds. Violations of these provisions constitute felony criminal offenses, and potential sanctions for such violations include imprisonment and/or substantial fines.

        Although our operations and arrangements with our affiliated physicians and physician associations have been structured in an attempt to comply with the federal Anti-Kickback Statute or the Stark Law or similar state laws, a government agency or a private party could assert a contrary position. Additionally, new federal or state laws may be enacted that would cause our arrangements with our affiliated physicians and physician associations to be illegal or result in the imposition of fines and penalties against us.

        Several class action lawsuits are currently pending that involve claims by certain groups of participating providers that the named insurers have conspired together in breaching their provider contracts and violating certain prompt pay laws. The claims in the lawsuits focus on the payment practices of the insurers and allege that the use of certain cost containment techniques by the insurers is wrongful.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." Forward-looking statements give our current expectations or forecasts of future events. All statements other than statements of current or historical fact contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Whenever possible, we have identified these forward-looking statements by words and phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "plan," "will" and similar expressions.

        Although we believe that these forward-looking statement reasonably reflect our plans, intentions and expectations, we can give no assurance that we will achieve these plans, intentions and expectations. Any or all forward-looking statements in this prospectus may turn out to be wrong. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions we might make or by known or unknown risks, uncertainties and assumptions, including risks, uncertainties and assumptions described in "Risk Factors" herein, and relating to the following:

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  our significant indebtednesses and ability to incur substantially more debt;

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  our future cash flow and earnings;

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  our ability to meet our debt obligations;

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  our ability to increase our market share;

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  our ability to retain our significant customers;

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  our ability to identify suitable acquisition candidates or joint venture relationships for expansion, to consummate these transactions on favorable terms and to achieve satisfactory operating results from the acquired businesses;

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  our ability to avoid unforeseen material liabilities as a result of acquiring new companies;

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  our ability to manage business growth and diversification and the effectiveness of our information systems;

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  our ability to process data and enhance our information systems to deliver streamlined patient care and outcome reporting;

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  our ability to compete in our industry;

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  possible litigation;

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  the effects of increased costs of professional and general liability insurance;

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  our ability to attract and retain qualified management personnel;

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  the effects of general industry and economic conditions, including declines in nationwide employment levels and rates of workforce injuries;

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  the impact of changes in, and restrictions imposed by, laws and regulations affecting the workers' compensation, insurance and healthcare industries;

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  the effects of significant negative publicity regarding the managed care industry;

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  the impact of any reduction of costs associated with workers' compensation claims; and

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  performance of early intervention services and other future cost containment initiatives undertaken by state workers' compensation commissions and other third-party payors.

        In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risks, uncertainties and assumptions and other cautionary statements in this prospectus.

        Our forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INDUSTRY AND MARKET DATA

        Industry and market data used throughout this prospectus were obtained from our own research, studies conducted by third parties and industry and general publications published by third parties and, in some cases, were derived from management estimates based on its knowledge of the industry and other knowledge. While we believe internal company estimates are reliable and market definitions appropriate, they have not been verified by any independent sources.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        On June 8, 2004, we originally sold $155,000,000 in principal amount of the old notes to "qualified institutional buyers" in a private placement under Rule 506 promulgated under the Securities Act.

        In connection with the issuance of the old notes, we entered into a registration rights agreement under which we agreed to:

  •
  within 90 days after (or if the 90th day is not a business day, the first business day thereafter) the issue date, file a registration statement with the SEC with respect to a registered offer to exchange the old notes for new notes of ours having terms substantially identical in all material respects to the old notes except with respect to transfer restrictions;

  •
  use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after (or if the 180th day is not a business day, the first business day thereafter) the issue date;

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  as soon as practicable after the effectiveness of the registration statement, offer the new notes in exchange for surrender of the old notes; and

  •
  keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes.

        For each old note tendered to us pursuant to the exchange offer, we will issue to the holder of such old note a new note having a principal amount equal to that of the surrendered old note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor, or, if no interest has been paid on such old note, from the date of its original issue.

        Under existing SEC interpretations, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents to us in the exchange offer that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the new notes and that it is not our affiliate, as such terms are interpreted by the SEC; provided, however, that broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in the registration statement. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

        Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the registration statement in connection with the resale of the new notes for 180 days following the effective date of such registration statement (or such shorter period during which participating broker-dealers are required by law to deliver such prospectus).

        A holder of old notes (other than certain specified holders) who wishes to exchange old notes for new notes in the exchange offer will be required to represent that any new notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes and that it is not our "affiliate," as defined in Rule 405 of the Securities Act.

        In the event that:

          (1)   any change in law or in applicable interpretations thereof by the staff of the SEC do not permit us to effect an exchange offer; or

          (2)   for any other reason we do not consummate the exchange offer within 220 days of the issue date; or

          (3)   an initial purchaser of the old notes notifies us following consummation of the exchange offer that old notes held by it are not eligible to be exchanged for new notes in the exchange offer; or

          (4)   certain holders are prohibited by law or SEC policy from participating in the exchange offer or may not resell the new notes acquired by them in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the registration statement is not appropriate or available for such resales by it, then we will, subject to certain exceptions:

          (1)   promptly file a shelf registration statement with the SEC covering resales of the old notes or the new notes, as the case may be;

          (2)   (A) in the case of clause (1) above, use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 180th day after the issue date and (B) in the case of clauses (2), (3) or (4) above, use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 60th day after the date on which the shelf registration statement is required to be filed; and

          (3)   use our reasonable best efforts to keep the shelf registration statement effective until the earliest of (A) the time when the old or new notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the issue date and (C) the date on which all old or new notes registered under the shelf registration statement are disposed of in accordance with the shelf registration statement.

        We will, in the event the shelf registration statement is filed, among other things, provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the old notes or the new notes, as the case may be. A holder selling old notes or new notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to the holder (including certain indemnification obligations).

        We may require each holder requesting to be named as a selling security holder to furnish to us such information regarding the holder and the distribution of the new notes or the old notes by the holder as we may from time to time reasonably require for the inclusion of the holder in the shelf registration statement, including requiring the holder to properly complete and execute such selling security holder notice and questionnaires, and any amendments or supplements thereto, as we may reasonably deem necessary or appropriate. We may refuse to name any holder as a selling security holder who fails to provide us with such information.

        We will pay additional cash interest on the applicable old notes and new notes, subject to certain exceptions:

          (1)   if we fail to file the registration statement with the SEC on or prior to the 90th day after the issue date of the old notes;

          (2)   if the registration statement of which this prospectus forms a part is not declared effective by the SEC on or prior to the 180th day after the issue date of the old notes or if filing the shelf registration statement in the circumstances referenced in clause 2(A) above, the shelf registration statement is not declared effective by the SEC on or prior to the 180th day after the issue date of the old notes;

          (3)   if the exchange offer is not consummated on or before the 40th day after the registration statement is declared effective;

          (4)   if filing the shelf registration statement in the circumstances referenced in clause 2(B) above, we fail to file the shelf registration statement with the SEC on or prior the 60th day after the date on which the obligation to file a shelf registration statement arises;

          (5)   if filing the shelf registration statement in the circumstances referenced in clause 2(B), the shelf registration statement is not declared effective by the SEC on or prior to the 60th day after the date on which the obligation to file the shelf registration statement arises; or

          (6)   after the registration statement or the shelf registration statement, as the case may be, is declared effective, that registration statement ceases to be effective or usable (subject to certain exceptions);

from and including the date on which any registration default shall occur to but excluding the date on which all registration defaults have been cured.

        The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a registration default, and this rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 2.0% per annum. We will pay additional interest on regular interest payment dates. The additional interest will be in addition to any other interest payable from time to time with respect to the old notes and the new notes.

        All references in the indenture, in any context, to any interest or other amount payable on or with respect to the old notes or new notes shall be deemed to include any additional interest pursuant to the registration rights agreement.

        If we effect the exchange offer, we will be entitled to close the exchange offer 40 days after its commencement, provided that we have accepted all old notes theretofore validly tendered in accordance with the terms of the exchange offer.

Resale of New Notes

        Based on no-action letters of the SEC staff issued to third parties, we believe that the new notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

  •
  you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;

  •
  such new notes are acquired in the ordinary course of your business; and

  •
  you do not intend to participate in the distribution of such new notes.

        Holders of old notes who are our "affiliates" are not eligible to participate in the exchange offer and will continue to hold old notes subsequent to the exchange offer.

        The SEC, however, has not considered the exchange offer for the new notes in the context of a no-action letter, and the SEC may not make a similar determination as in the no action letters issued to these third parties.

        If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes:

  •
  you cannot rely on such interpretations by the SEC staff; and

  •
  you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder's information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of the new notes only as specifically described in this prospectus. Only broker-dealers who acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Broker-dealers who receive new notes for their own accounts in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that they will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of new notes.

Terms of the Exchange Offer

        Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue new notes in principal amount equal to the principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only for new notes and only in integral multiples of $1,000.

        The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

        As of the date of this prospectus, $155,000,000 aggregate principal amount of the old notes is outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

        We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the SEC. Old notes not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest. These old notes will be entitled to the rights and benefits of the holders under the indenture relating to the notes and the registration rights agreement.

        We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

        If you tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connecting with the exchange offer. It is important that you read the section labeled "—Fees and Expenses" for more details regarding fees and expenses incurred in the exchange offer.

        We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

        Broker-dealers who receive new notes for their own accounts in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that they will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

Expiration Date

        The exchange offer will expire at 5:00 p.m. New York City time on January 6, 2005, unless, in our sole discretion, we extend it.

Extensions, Delays in Acceptance, Termination or Amendment

        We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any old notes in the case of any extension by giving written notice of such extension to their holders by means of a press release. During any such extensions, all old notes previously tendered will remain subject to the exchange offer. If the conditions described below under "—Conditions to the Exchange Offer" are met, we will accept properly tendered old notes for exchange upon termination of the exchange offer, as so extended.

        In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of old notes of the extension by means of a press release no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        If any of the conditions described below under "—Conditions to the Exchange Offer" have not been satisfied, we reserve the right, in our sole discretion

  •
  to delay accepting for exchange any old notes,

  •
  to extend the exchange offer, or

  •
  to terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice thereof to the registered holders of old notes by means of a press release. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement or a post effective amendment. The supplement will be distributed to the registered holders of the old notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

        We will not be required to accept for exchange, or exchange any new notes for, any old notes if the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or the interpretations of the staff of the SEC contained in no-action letters issued to third parties in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). Similarly, we may terminate the exchange offer as provided in this prospectus before accepting old notes for exchange in the event of such a potential violation.

        In addition, we will not be obligated to accept for exchange the old notes of any holder who has not made to us the representations described under "—Purpose and Effect of the Exchange Offer," "—Procedures for Tendering" and "Plan of Distribution" and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.

        We expressly reserve the right to amend or terminate the exchange offer upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any amendment, non-acceptance or termination and written notice of any extension to the holders of the old notes as promptly as practicable. We may not accept any old notes for exchange prior to the expiration of the exchange offer.

        These conditions are for our sole benefit, and we may assert them in whole or in part at any time prior to or on the expiration of the exchange offer in our sole discretion. We will not waive any of the conditions to the exchange offer. If we fail at any time to exercise any of these rights prior to or on the expiration of the offer, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to or on the expiration of the exchange offer.

        In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

        In order to participate in the exchange offer, you must properly tender your old notes to the exchange agent as described below. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your exchange.

        If you have any questions or need help in exchanging your notes, please call the exchange agent whose address is set forth in "Prospectus Summary—The Exchange Offer—Exchange Agent."

        All of the old notes were issued in book-entry form, and all of the old notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the old notes may be tendered using the Automated Tender Offer Program ("ATOP") instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their old notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an "agent's message" to the exchange agent. The agent's message will state that DTC has received instructions from the participant to tender old notes and that the participant agrees to be bound by the terms of the letter of transmittal.

        By using the ATOP procedures to exchange old notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

        There is no procedure for guaranteed late delivery of the old notes.

  Determinations under the exchange offer

        We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

  When we will issue new notes

        In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the expiration date:

  •
  a book-entry confirmation of such old notes into the exchange agent's account at DTC; and

  •
  a properly transmitted agent's message.

  Return of old notes not accepted or exchanged

        If we do not accept any tendered old notes for exchange or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to their tendering holder. Such non-exchanged old notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

  Your representations to us

        By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

  •
  any new notes that you receive will be acquired in the ordinary course of your business;

  •
  you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes within the meaning of the Securities Act;

  •
  if you are not a broker-dealer that you are not engaged in and do not intend to engage in the distribution of the new notes;

  •
  if you are a broker-dealer that will receive new notes for your own account in exchange for old notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

  •
  you are not our "affiliate," as defined in Rule 405 of the Securities Act.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective you must comply with the appropriate procedures of DTC's ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn old notes and otherwise comply with the procedures of DTC.

        We will determine all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal. Our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

        Any old notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the old notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to the expiration date.

Fees and Expenses

        We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

        We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

  •
  SEC registration fees;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

Consequences of Failure to Exchange

        If you do not exchange new notes for your old notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the old notes. In general, you may not offer or sell the old notes unless they are registered under the Securities Act or unless the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act.

Accounting Treatment

        We will record the new notes in our accounting records at the same carrying value as the old notes. The carrying value of the old notes is $152,850,150, which reflects the $2,149,850 discount deducted from the proceeds we received when we issued the $155,000,000 face amount of the old notes. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. The expenses of the exchange offer will be amortized over the term of the new notes.

Other

        Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

        Broker-dealers who receive new notes for their own accounts in exchange for old notes, where such were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that they will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive old notes in a like principal amount. The form and terms of the new notes are identical in all respects to the form and terms of the old notes, except the new notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest. Old notes surrendered in exchange for the new notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the new notes will not result in any increase in our outstanding indebtedness.

        On June 8, 2004, we completed a series of transactions that included the issuance of $155.0 million aggregate principal amount of the old notes and borrowing an additional $70.0 million under our amended credit facility (together, the "Financing Transactions"). The proceeds from the Financing Transactions, along with cash on hand, were used to (1) purchase $114.9 million of principal amount of our 13% senior subordinated notes that were tendered in the tender offer for these notes, pay $4.7 million of accrued and unpaid interest to the purchase date and pay $9.8 million in tender offer premiums and consent payments, (2) declare a dividend of $97.3 million to our parent, Concentra Inc., approximately $96.0 million of which was paid following the consummation of the Financing Transactions and approximately $1.3 million of which will be paid on a deferred basis to the holders of our parent's deferred share units, (3) on August 16, 2004, redeem the $27.6 million in principal amount of the 13% senior subordinated notes not tendered in the tender offer, pay $1.8 million of accrued interest thereon and pay $1.8 million in redemption premiums, (4) pay $0.6 million to holders of options to purchase shares of common stock of our parent that were "in-the-money," (5) pay $1.9 million in aggregate cash bonuses to our management and (6) pay aggregate fees and expenses of approximately $7.2 million. The Financing Transactions and use of net proceeds therefrom and cash on hand as discussed above are referred to as the "Transactions."

CAPITALIZATION

        The table below sets forth our cash and capitalization at September 30, 2004. The table below should be read in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Other Indebtedness" and our historical consolidated financial statements, all included elsewhere in this prospectus.

At September 30, 2004
(in thousands)
Cash	$47,194

Debt, including current portion:
Existing credit facility:
Revolving loan	$—
Term loan due 2010	400,471
Existing 9 1/2% senior subordinated notes due 2010(1)	181,702
9 1/8% senior subordinated notes due 2012 offered hereby(2)	152,940
Other debt (including capitalized leases)	105

Total debt	735,218
Stockholder's equity (deficit)	(65,674)

Total capitalization	$669,544

(1)
The 9 1/2% senior subordinated notes amount consists of $180.0 million of aggregate principal amount and approximately $1.7 million of unamortized premium.

(2)
The 9 1/8% senior subordinated notes amount consists of $155.0 million of aggregate principal amount and approximately $2.1 million of unamortized discount.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table provides selected historical consolidated financial data of Concentra Operating Corporation and its subsidiaries. The selected historical consolidated financial data as of and for each of the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements. The selected historical consolidated financial data as of and for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited consolidated condensed financial statements, which were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments considered necessary for a fair presentation of our financial position and results of operations for such periods. The results from any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results to be expected in the future.

        The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and other financial data included elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Statement of Operations Data:
Revenue:
Health Services	$339,343	$409,738	$443,321	$471,968	$511,387	$379,906	$435,221
Network Services	158,022	162,596	185,267	230,299	260,159	188,879	216,412
Care Management Services	193,326	189,905	228,315	296,783	279,142	212,496	187,979

Total revenue	690,691	762,239	856,903	999,050	1,050,688	781,281	839,612
Cost of Services:
Health Services	274,362	335,939	375,565	406,164	421,663	310,686	351,102
Network Services	95,734	100,741	110,187	138,218	147,350	106,311	124,519
Care Management Services	173,672	170,899	200,166	267,054	248,312	188,496	167,619

Total cost of services	543,768	607,579	685,918	811,436	817,325	605,493	643,240

Gross profit	146,923	154,660	170,985	187,614	233,363	175,788	196,372
General and administrative expenses	65,291	66,491	81,631	106,222	122,949	89,937	98,906
Amortization of intangibles	12,960	14,628	15,746	3,776	3,933	2,971	2,541
Loss on impairment of goodwill and long-lived assets	—	—	—	—	—	—	41,682
Unusual charges (gains)	54,419	—	546	(1,200)	—	—	—
Charges for acquisition of affiliate	—	—	5,519	—	—	—	—

Operating income	14,253	73,541	67,543	78,816	106,481	82,880	53,243
Interest expense, net	32,879	67,984	66,398	63,582	56,318	42,944	42,370
(Gain) loss on change in fair value of hedging arrangements	—	9,586	13,602	7,589	(9,869)	(9,869)	—
Loss on early retirement of debt	—	—	—	7,894	7,837	7,837	14,105
(Income) loss on acquired affiliate, net of tax	(723)	262	5,833	—	—	—	—
Other, net	(391)	(1,931)	(3,640)	(1,275)	2,692	2,187	2,733

Income (loss) before taxes and cumulative effect of accounting change	(17,512)	(2,360)	(14,650)	1,026	49,503	39,781	(5,965)
Provision for income taxes	8,269	4,362	3,757	10,634	6,214	10,012	8,567

Income (loss) before cumulative effect of accounting change	(25,781)	(6,722)	(18,407)	(9,608)	43,289	29,769	(14,532)
Cumulative effect of accounting change, net of tax	—	2,817	—	—	—	—	—

Net income (loss)	$(25,781)	$(9,539)	$(18,407)	$(9,608)	$43,289	$29,769	$(14,532)

Other Financial Data:
Ratio of earnings to fixed charges(1)	0.6x	1.0x	0.8x	1.0x	1.7x	1.8x	0.9x

	As of December 31,					As of September 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Balance Sheet Data:
Working capital	$109,711	$119,649	$80,747	$102,459	$117,427	$118,730	$137,299
Total assets	680,180	676,703	853,227	850,691	874,992	856,093	839,923
Total debt	567,747	561,562	562,481	479,826	659,234	628,194	735,218
Total stockholder's equity (deficit)	(13,197)	(5,329)	86,705	170,716	44,010	60,147	(65,674)

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings include income from continuing operations before income taxes, adjusted for fixed charges and equity in earnings of unconsolidated subsidiaries and related distributions. Fixed charges consist of cash and non-cash interest on debt, including amortization of debt issuance costs, and 33% of rent expenses, which we estimate as the interest component of such rentals. Our earnings were insufficient to cover fixed charges for the years ended December 31, 1999, 2000 and 2001 by $18.0 million, $3.6 million and $17.7 million, respectively. Our earnings were insufficient to cover fixed charges for the nine months ended September 30, 2004 by $3.3 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis highlights information contained in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This discussion and analysis is not complete and may not contain all of the information that you should consider before deciding whether to participate in the exchange offer. You should read this entire prospectus carefully, including "Risk Factors," "Selected Historical Consolidated Financial Data," "Selected Consolidated Financial and Other Data" and our consolidated financial statements included in this prospectus.

Executive Summary

        During 2003, our results continued to be affected by the general downturn in the national economic and business conditions present in the United States since 2001. However, during the course of the year, we experienced improved operating trends that assisted us in re-establishing revenue and earnings growth as compared to prior years. During the third quarter and first nine months of 2004, due in part to improving national employment trends and increased volumes from new clients, we achieved revenue and earnings growth as compared to the same periods of 2003. Due to the high concentration of our services that relate to the nation's employed workforce, changes in employment can have a direct influence on the underlying demand for our services.

        We achieved an overall revenue growth of 5.2% during 2003 and 5.8% and 7.5% in the third quarter and first nine months of 2004, from the same prior year periods, respectively, due to growth in our Health Services and Network Services business segments, partially offset by a decline in the revenue in our Care Management Services business segment. Our Health Services segment grew primarily due to gradual improvements in the relative number of visits to our centers and increases in our ancillary services in 2003 and increased visits to our centers in the third quarter and first nine months of 2004. Revenue in our Network Services segment grew in 2003 due to an increase in the dollar value of gross charges being reviewed and the addition of new customer accounts and business volumes, and grew in the third quarter and first nine months of 2004 primarily due to higher comparative group health and workers' compensation bill review volumes. However, our rate of revenue growth in 2004 was slowed in part due to the effects of changes made to the workers' compensation fee schedule in the State of California earlier this year. Revenue in our Care Management Services segment continued to decline in 2003 and 2004 due in part to the effects of past declines in the national employment rate and the related decline in the number of workplace injuries that have become longer-term disability cases. Additionally, we experienced revenue declines in our independent medical exams and case management services associated with client referral volume decreases due to the effects of our continuing consolidation of operations, increased competition on a regional level, and a potential reduction in the reliance by insurers on independent medical exams and case management services.

        In the third quarter of 2004, we experienced a further decline in the operating performance of our Care Management Services reporting unit, and there was a culmination of events that led us to lower the long-term outlook for this line of our business. Accordingly, we performed evaluations of our long-lived assets and goodwill for this reporting unit. Based upon the results of these evaluations, we recorded a total non-cash impairment charge of $41.7 million, which consisted of a $36.0 million goodwill impairment and $5.7 million long-lived asset impairment.

        Our Health Services and Network Services business segments provide higher gross and operating margins than does our Care Management Services business segment. As such, during 2003, our operating profits increased at a greater rate than our revenue growth due to the increases in our revenue from these higher margin segments and due to significant reductions in our personnel and other costs that we undertook during the fourth quarter of 2002 and early 2003. In the third quarter of 2004, our Network Services margins decreased as compared to the prior year due primarily to the effects of the California fee schedule change and a shift in the mix of our business to our relatively lower margin bill review services. Consequently, our gross profit for this segment decreased on a quarter over quarter basis. However, our overall gross profit increased 3.6% and 11.7% for the third quarter and first nine months over the same respective prior year periods primarily due to growth in our Health Services segment. While we will continue to seek measures that will minimize our costs of doing business, in future periods our growth in operating earnings may become increasingly dependent on our ability to increase revenue.

        During 2003 we also intensified our focus on working capital management and on reducing our overall cost of indebtedness, which was continued into the first three quarters of 2004. We produced $113.6 million in cash flow from operating activities in 2003, reduced our days sales outstanding on accounts receivable ("DSO") to 58 days and successfully completed a series of refinancing transactions that included issuing $180.0 million aggregate principal amount of 9 1/2% senior subordinated notes and entering into a new $435.0 million senior secured term credit facility. We provided $71.6 million in cash flow from operating activities in the first nine months of 2004, which was primarily a result of our positive operating results. Additionally, we reduced our DSO to 60 days as compared to 64 days at the same time in the prior year. In June 2004, we completed a series of financing transactions that included issuing $155.0 million of 9 1/8% senior subordinated notes and amending our credit facility to borrow an additional $70.0 million in incremental term loans. In August 2004, we completed an additional amendment to our credit facility to extend the maturity by one year to 2010 and to reduce the effective interest rate of borrowing under that facility.

Overview

        We are a leading provider of workers' compensation and other occupational healthcare services in the United States. We offer our customers a broad range of services designed to improve patient recovery and to reduce the total costs of healthcare. In 2003, we serviced over five million patient visits, reviewed and repriced over $12.0 billion in medical bills and managed or reviewed over 313,000 cases. Our initial treatment of workplace injuries and illnesses accounts for approximately 7% of total reported workplace injuries in the United States. The knowledge we have developed in improving workers' compensation results for our customers has enabled us to expand successfully into other industries, such as group health and auto insurance, where payors of healthcare and insurance benefits are also seeking to reduce costs.

        We believe we are the largest outsource provider of occupational healthcare improvement and cost containment services in the nation. Through our nationwide network of occupational healthcare centers, we serve more than 135,000 employer locations. We also provide services to over 3,700 insurance companies, group health plans, third-party administrators and other healthcare payors. These payors and our employer customers provide virtually all of our revenue, with less than 0.1% of our revenue derived from Medicare or Medicaid reimbursement.

        We were formed in 1997 by the merger of CRA Managed Care, Inc. and Occusystems, Inc. The name of our parent company after the merger was Concentra Managed Care, Inc., which we subsequently changed to Concentra Inc. In 1999, Concentra Inc. was recapitalized in a transaction, which we call the 1999 recapitalization, valued at approximately $1.1 billion and led by Welsh, Carson, Anderson & Stowe, or WCAS. Immediately following the 1999 recapitalization, 86% of Concentra Inc.'s common stock was held by WCAS, 7% of Concentra Inc.'s common stock was held by funds managed by Ferrer Freeman & Company, LLC, or FFC, and 7% of Concentra Inc.'s common stock was held by other investors. In order to finance the 1999 recapitalization and to effect the repurchase of all of Concentra Inc.'s then outstanding publicly-held shares, WCAS, FFC and the other investors contributed approximately $423.7 million in equity financing and raised $110.0 million of 14%

senior discount debentures, $190.0 million of senior subordinated notes and $375.0 million of senior term debt. Concurrent with the 1999 recapitalization, Concentra Inc. retired $327.7 million of previously outstanding convertible subordinated notes and contributed all of its operating assets, liabilities and shares in its subsidiaries, with the exception of the previously outstanding 14% senior discount debentures (which were redeemed in 2003), to us in exchange for all of our common stock. Our parent's debt is not guaranteed by us. The 1999 recapitalization was accounted for as a recapitalization transaction, with no changes to the historical cost basis of our parent's or our assets or liabilities.

        On August 13, 2003, we completed a series of refinancing transactions (the "2003 refinancing transactions") that included issuing $150.0 million aggregate principal amount of 9 1/2% senior subordinated notes and entering into a $435.0 million senior secured credit facility. The credit facility consisted of a $335.0 million term loan facility and a $100.0 million revolving loan facility. We used the proceeds from the 9 1/2% senior subordinated notes offering, together with borrowings under our credit facility, and cash on hand to (1) repay the $335.2 million of outstanding indebtedness under our previous credit facility, (2) terminate previously existing hedging arrangements valued at $23.6 million, (3) transfer $141.2 million of cash proceeds to our parent, Concentra Inc., to enable it to redeem a portion of its 14% senior subordinated debentures, (4) pay $4.6 million of accrued interest on the previous credit facility and hedging arrangements and (5) pay approximately $11.4 million of related fees and expenses. In connection with the termination of the previous credit facility as part of the 2003 refinancing transactions, we recorded approximately $7.8 million of debt extinguishment costs in the third quarter of 2003 for the write-off of related deferred financing fees and other expenses. On October 14, 2003, we completed an exchange offer in which we exchanged the 9 1/2% senior subordinated notes for notes that were registered under the Securities Act.

        On November 20, 2003, we issued an additional $30.0 million aggregate principal amount of our 9 1/2% senior subordinated notes. These notes were issued at 106.5% of their face value, resulting in the receipt of $2.0 million in additional gross proceeds. We used these proceeds together with cash on hand to (1) transfer $52.8 million of cash proceeds to our parent, Concentra Inc., to enable it to redeem all of its remaining outstanding 14% senior discount debentures and (2) pay approximately $1.8 million of related fees and expenses. Additionally, Concentra Inc. extended the maturity of its $55.0 million bridge loan from June 24, 2004 to March 31, 2005.

        On June 8, 2004, we completed a series of transactions that included the Financing Transactions. The proceeds from the Financing Transactions, along with cash on hand, were used to (1) purchase $114.9 million of principal amount of our 13% senior subordinated notes that were tendered in the tender offer for these notes, pay $4.7 million of accrued and unpaid interest to the purchase date and pay $9.8 million in tender offer premiums and consent payments, (2) declare a dividend of $97.3 million to our parent, Concentra Inc., approximately $96.0 million of which was paid following the consummation of the Financing Transactions and approximately $1.3 million of which will be paid on a deferred basis to the holders of our parent's deferred share units, (3) on August 16, 2004, redeem the $27.6 million in principal amount of the 13% senior subordinated notes not tendered in the tender offer, pay $1.8 million of accrued interest thereon and pay $1.8 million in redemption premiums, (4) pay $0.6 million to holders of options to purchase shares of common stock of our parent that were "in-the-money," (5) pay $1.9 million in aggregate cash bonuses to our management and (6) pay aggregate fees and expenses of approximately $7.2 million.

Business Segments

        We provide our services through three operating segments: Health Services, Network Services and Care Management Services. Through our Health Services segment we treat workplace injuries and perform other occupational healthcare services. We provide these services through our 257 owned and managed centers, located in 84 markets within 34 states. Approximately 635 affiliated primary care physicians, as well as affiliated physical therapists, nurses and other healthcare providers, perform professional services at our centers. Our Network Services segment assists insurance companies and other payors in the review and reduction of the bills they receive from medical providers. During 2003, this segment enabled our customers to eliminate an estimated $2.1 billion in excess costs. Our Care Management Services segment offers services designed to monitor cases and facilitate the return to work of injured employees who have been out of work for an extended period of time due primarily to a work-related illness or injury.

        The following table provides certain information concerning our occupational healthcare centers:

	Year Ended December 31,
				Nine Months Ended September 30, 2004
	2001	2002	2003
Centers at the end of the period(1)	244	244	250	257
Centers acquired during the period(2)	15	3	6	7
Centers developed during the period(3)	12	1	—	—

(1)
Does not include the centers that were acquired and subsequently divested or consolidated into existing centers within the same market during the period. The service locations at December 31, 2001 have been restated to include the 12 centers acquired from OccMed Systems, Inc. in December 2002, as our financial results have been restated to include the results of OccMed Systems, Inc. in 2001 and 2002.

(2)
Represents centers that were acquired during each period presented and not subsequently divested or consolidated into existing centers within the same market during the period. We acquired three centers, six centers, four centers and 12 centers that were subsequently consolidated into existing centers during the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively.

(3)
Includes the 12 centers developed by OccMed Systems, Inc. in 2001.

Significant Acquisitions

        In December 2002, we acquired Em3 Corporation, a privately-held company located in Addison, Texas, in a transaction valued at $30.7 million. Following its inception in 2000, Em3 established a nationwide network of primary care physicians specializing in occupational healthcare, and its proprietary information systems and approach to the integration and management of workers' compensation care attracted several large national employers as its clients. Em3's business is complementary in nature to our businesses. Under the terms of the transaction, our parent issued approximately $30.1 million of its common stock to Em3's equity holders through an exchange of its common stock for substantially all of the assets and liabilities of Em3. Concurrently with the closing of the acquisition, our parent contributed the assets and liabilities of Em3 to us and we subsequently repaid $0.6 million of Em3's indebtedness to its largest stockholder, WCAS. The repayment of this indebtedness was financed through the use of cash on hand and by drawing down our existing revolving credit line.

        In December 2002, we also acquired OccMed Systems, Inc., a privately-held company located in Addison, Texas, in a transaction valued at $16.6 million. OccMed, established in 2001, developed 12 occupational healthcare centers across six geographic markets in the United States. Under the terms of the transaction, our parent issued approximately $12.8 million of its common stock for OccMed's assets and liabilities. Concurrent with this acquisition, our parent contributed the OccMed assets and liabilities to us, and we repaid $1.0 million of OccMed's indebtedness to its largest stockholder, WCAS, and $2.8 million of other indebtedness. This repayment was financed through the use of cash on hand and by drawing down our existing revolving credit line.

        Because we are controlled by our primary stockholder, WCAS, and because WCAS also owned approximately 66% of Em3 and 69% of OccMed, the acquisition accounting for both acquisitions was viewed as a reorganization of entities under common control. Accordingly, the historical costs of Em3's and OccMed's assets and liabilities have been utilized as if WCAS contributed its 66% and 69% respective interests in Em3 and OccMed to us at their historical cost. We accounted for the remaining 34% of Em3 and 31% of OccMed under the purchase method of accounting, whereby assets and liabilities were "stepped-up" to fair value with the remainder allocated to goodwill. The effective date of these acquisitions was December 1, 2002.

        In accordance with existing accounting requirements, we accounted for these acquisitions in a manner similar to a pooling, whereby we retroactively restated our historical financial statements to consolidate the historical results of Em3 and OccMed beginning with the periods the entities were under the control of WCAS, which was 2000 for Em3 and 2001 for OccMed. The equity interests of other investors, which was 34% for Em3 and 31% for OccMed, has been reflected as a "minority interest" in our financial statements for periods prior to the date of the acquisitions. In connection with the Em3 acquisition, we expensed approximately $0.1 million in restructuring costs primarily associated with employee severance and facilities consolidation costs. This amount was expensed pursuant to the standards of entities under common control accounting, and is reflective of the proportionate ownership percentage of WCAS as applied to the total amount of restructuring liabilities that occurred in connection with the acquisition.

        During 2003, we began integrating the operations and information systems of Em3 and OccMed within Health Services. This integration involves both the primary operational activities and systems associated with the provision of Em3's and OccMed's services, as well as the general and administrative processes of these acquired companies, including their billing and accounts receivable systems. We currently believe that there will be no appreciable reductions in the overall combined costs of our services and in our general and administrative expenses as a result of this integration process.

        In November 2001, we acquired all of the outstanding shares of capital stock of National Healthcare Resources, Inc., or NHR, a privately-held company located in New York, New York, in a transaction valued at $141.8 million. NHR, founded in 1992, provided care management and network services to the workers' compensation and auto insurance industries nationwide. NHR's businesses were complementary in nature to and significantly expanded our Care Management Services and Network Services businesses. In connection with this acquisition, Concentra Inc. paid $84.0 million to NHR's equity and option holders through cash payments totaling $1.0 million and an exchange of approximately 3.8 million shares of its common stock for all of the outstanding shares and share equivalents of NHR. Concurrently with the closing of the acquisition, our parent contributed the capital stock and share equivalents of NHR to our capital, and NHR repaid $57.8 million of its indebtedness. Of this $57.8 million, (1) $19.5 million was financed through our parent's sale of new common stock and warrants, the proceeds of which were subsequently contributed to our capital and (2) the remainder was financed through the use of cash on hand and by drawing down our then-existing revolving credit line. Because our controlling stockholder, WCAS, owned approximately 48% of the common voting equity in NHR, the acquisition was accounted for as a reorganization of entities under common control. Accordingly, the historical costs of NHR's assets and liabilities were utilized to the extent of WCAS's proportionate ownership interest in NHR and the remainder of the acquisition was accounted for under the purchase method of accounting, whereby assets and liabilities are "stepped-up" to fair value with the remainder allocated to goodwill. We recognized NHR's historical net income and loss as a non-operating item in proportion to WCAS's investment in NHR utilizing the equity method of accounting from August 17, 1999 through October 31, 2001. NHR's full results of operations were consolidated after November 1, 2001, the effective date of the acquisition.

        In connection with the NHR acquisition, we recorded $6.0 million in asset write-downs and $6.8 million in restructuring costs, which were primarily associated with employee severance and facilities consolidation costs. Of this $12.8 million, $5.5 million was recognized in 2001 as a charge for the acquisition of an affiliate and reflects WCAS's proportionate ownership percentage in NHR as applied to the total amount of asset write-downs and restructuring liabilities that occurred in connection with the acquisition. We recorded unusual charges of $0.5 million to reflect employee severance and facility consolidation costs associated with our facilities. We recorded the remaining $6.8 million, which was reflective of the remaining non-WCAS proportionate ownership percentage in NHR as applied to the total amount of asset write-downs and restructuring liabilities that occurred in connection with the acquisition, under the purchase method of accounting. In the last half of 2002, we recorded an additional $0.6 million to the restructuring cost accrual due primarily to increased estimates for personnel and facility termination costs.

        During 2002 and 2003, we integrated the operations and information systems of NHR with our Network Services and Care Management Services segments. This integration involves both the primary operational activities and systems associated with the provision of NHR's network and care management services, as well as the general and administrative processes of this acquired company, including its billing and accounts receivable systems.

        In November 2001, we acquired all of the outstanding equity interest of HealthNetwork Systems LLC, or HNS, a privately-held company located in Naperville, Illinois, in a transaction valued at approximately $30.9 million. HNS, founded in 1999, provides network management services such as provider bill repricing and provider data management for health plans and other payors working with multiple preferred provider organization networks. These services are complementary to our existing services. We financed this acquisition primarily through the sale of our parent's equity. Our parent exchanged this cash and other consideration for all of HNS's units of equity interest. Concurrent with the closing of the acquisition, our parent contributed the units of equity interest of HNS and $0.8 million of cash to us, and we repaid approximately $0.8 million of HNS's indebtedness. Steven E. Nelson, one of our directors, was the President and Chief Executive Officer of HNS at the time of the acquisition. Mr. Nelson and certain other of our directors and management owned approximately 46.1% of the equity in HNS. All of HNS's assets, including its contracts, equipment, intangibles and goodwill, as well as all its liabilities, were transferred to us and were recorded at fair value under the purchase method of accounting.

Critical Accounting Policies

        A "critical accounting policy" is one that is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires us to use estimates and assumptions to determine certain of our assets, liabilities, revenue and expenses. Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base these determinations upon the best information available to us during the period in which we are accounting for our results. Our estimates and assumptions could change materially as conditions within and beyond our control change or as further information becomes available. Further, these estimates and assumptions are affected by management's application of accounting policies. Changes in our estimates are recorded in the period the change occurs. Our critical accounting policies include:

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  revenue recognition;

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  contractual and bad debt allowances;

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  deferred income tax asset valuation allowance;

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  goodwill and other intangible assets;

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  professional liability insurance claims; and

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  acquired assets and liabilities.

        The following is a discussion of our critical accounting policies and the related management estimates and assumptions necessary in determining the value of related assets or liabilities. A full description of all of our significant accounting policies is included in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

  Revenue Recognition

        We generally recognize revenue when there is persuasive evidence of an arrangement, the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. We reduce revenue for estimated contractual allowances and record any amounts invoiced to the customer in advance of service performance as deferred revenue. We recognize this revenue as the services are performed. The amount of deferred revenue, which is included in accrued liabilities, was $7.3 million and $0.2 million as of December 31, 2003 and 2002 respectively. In addition to the aforementioned general policy, the following are the specific revenue recognition policies of each segment of our operations.

        Health Services.    Health Services consists of two primary components: (1) workers' compensation injury care and related services; and (2) non-injury healthcare services related to employer needs or statutory requirements. We recognize revenue for both of these services as the services are performed. The provider reimbursement methods for workers' compensation injury care and related services vary on a state-by-state basis. Currently, 42 states have fee schedules pursuant to which all healthcare providers are uniformly reimbursed. The fee schedules are determined by each state and generally prescribe the maximum amounts that may be reimbursed for a designated procedure. In the states without fee schedules, healthcare providers are reimbursed based on usual, customary and reasonable fees charged in the particular state in which the services are provided. We include billings for services in states with fee schedules in revenue net of allowance for estimated differences between our list prices and allowable fee schedule rates. In the states without fee schedules, we include billings for our services in revenue net of allowance for estimated differences between our list prices and amounts allowed as usual, customary, and reasonable. We record adjustments to the allowance based on final payment from the states upon settlement. We record the net revenue amount as accounts receivable. Workers' compensation laws that govern state fee schedules and define usual, customary and reasonable charges for healthcare providers are very complex and vary from state to state. Changes in these laws could materially affect our estimated reimbursement levels for our services and the related allowances for differences between our list prices and reimbursed amounts.

        Network Services.    We derive a significant portion of our Network Services' revenue from the review and repricing of provider invoices, which determines the appropriate amount of reimbursement to be paid by our clients, including insurers, third-party administrators and other payors of healthcare costs. Our fees are normally based on the number of charges reviewed, or a percentage of the discounts from original invoiced amounts that we determine. We are also contractually entitled to receive a fixed and determinable portion of the savings identified. We recognize this portion of our Network Services revenue as the services are performed, net of estimated allowances. Our estimates of credits and chargebacks are significant to our revenue and are based upon both client-specific and aggregated factors that include historical billing and adjustment data, client contract terms and performance guarantees. Changes in these factors and trends could materially affect our estimated revenue. A smaller portion of Network Services revenue relates to retrospective, or post-payment, bill review services. We recognize revenue from our post-payment bill review services when cash is collected because that is when our sales price becomes determinable.

        Care Management Services.    We recognize revenue for our case management and independent medical examinations businesses as the services are performed. Our revenue for care management services is recognized on a fee-for-service basis at estimated collectible amounts at the time the services are rendered. Our fees are typically flat fees determined in advance for each type of service we perform. Out-of-pocket costs that are incurred in administering a claim are passed on by us to our clients and are included in revenue.

  Contractual and Bad Debt Allowances

        We are paid for virtually all of our services from insurance companies, third-party administrators and employers. Accordingly, payments from Medicare, Medicaid or directly from individual patients constitute less than one percent of our revenue. We maintain allowances for anticipated contractual billing adjustments that our clients or we may make to invoiced amounts. We also maintain allowances for doubtful accounts for estimated losses resulting from clients' inability to make required payments. We estimate our potential contractual and bad debt allowances, for billed and unbilled receivables, relative to current period service revenue and by considering the current credit-worthiness of our clients, any known specific collection problems and our assessment of current client conditions. We analyze both client-specific and aggregated historical collection and adjustment data when evaluating the adequacy of the contractual and bad debt allowances. If our clients' ability to pay deteriorates, additional allowances may be required. Each patient's status as a client is verified prior to the performance of any procedures at our health centers. Each quarter, we evaluate the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

        We must make significant management judgments and estimates in determining contractual and bad debt allowances in any accounting period. One significant uncertainty inherent in our analysis is whether our past experience will be indicative of future periods. Although we consider future projections when estimating contractual and bad debt allowances, we ultimately make our decisions based on the best information available to us at that time. Adverse changes in general economic conditions or trends in reimbursement amounts for our services could affect our contractual and bad debt allowance estimates, collection of accounts receivable, cash flows and results of operations.

        We have improved the degree to which our billing and collection procedures are automated and have increased our focus on billing and collections activity. Our policy is to write-off accounts after all collection efforts have failed, typically no longer than one year after the service date. As a result, DSO decreased to 60 days at September 30, 2004 from 64 days at September 30, 2003. This decrease resulted from our improved collection activity. DSO is computed by accounts receivable, net of allowances, by the average revenue per day for the prior three months.

        Our provision for contractual and bad debt allowances amounted to $76.6 million and $69.6 million in 2003 and 2002, respectively. The increase in our provision for contractual and bad debt allowances was due to growth in revenue, and allowances related to the liquidity and recoverability concerns related to certain customers. Our accounts receivable balance was $170.4 million, net of contractual and bad debt allowances of $46.2 million as of December 31, 2003.

        The estimate for the allowances for contractual adjustments and doubtful accounts is a critical accounting estimate for all of our segments.

  Deferred Income Tax Asset Valuation Allowance

        Deferred income tax assets are recognized for deductible temporary differences, net operating loss carryforwards and credit carryforwards if it is more likely than not that the tax benefits will be realized. Realization of our deferred income tax assets is dependent on generating sufficient future taxable income prior to the expiration of the loss and tax credit carryforwards. We evaluate the recoverability of the deferred income tax assets and associated valuation allowance on a regular basis. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We evaluate a variety of factors on a regular basis to determine the amount of deferred income tax assets to recognize in the financial statements, including our recent earnings history, projected future taxable income, the number of years our net operating loss and tax credits can be carried forward, the existence of taxable temporary differences and available tax planning strategies. Based upon our recent operating history and other factors, management determined that it is more likely than not that certain deferred income tax assets will not be realized. Accordingly, the valuation allowance recorded for deferred income tax assets was no longer required as of December 31, 2003. In the event of changes in the factors discussed above, we may determine that the realization of the deferred tax asset is different than the net recorded amount. Accordingly, an adjustment to income in future periods could be necessary.

  Goodwill and Other Intangible Assets

        We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Important factors that could trigger an impairment review include:

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  significant underperformance relative to expected historical or projected future operating results;

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  significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

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  significant negative industry or economic trends;

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  a significant decline in our public bond price for a sustained period; and

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  a significant decline in our estimated market capitalization relative to net book value.

        If we determine that the carrying value of intangible assets may not be recoverable based upon the existence of one or more of the indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. The value of these projected discounted cash flows could be subject to change based on differences in the assumptions noted above. Our net identifiable intangible assets and goodwill amounted to $483.8 million as of December 31, 2003.

        We use a fair value approach to test goodwill and indefinite life intangibles for impairment. We recognize an impairment charge for the amount, if any, by which the carrying amount of goodwill and indefinite life intangibles exceeds its fair value. We established fair values using projected cash flows. When available and as appropriate, we used comparative market multiples to corroborate projected cash flow results. We completed our annual impairment test in the third quarter of 2002 and 2003. We did not record an impairment charge upon completion of this review. However, the fair value of Care Management Services exceeded its carrying value by approximately 22% for the third quarter of 2003 impairment test, due primarily to this reporting unit's recent performance trends. During the third quarter of 2004, we determined that an impairment of goodwill for our Care Management Services reporting unit had occurred. Accordingly, we recorded a $36.0 million goodwill impairment charge in the third quarter of 2004. For a further discussion of the goodwill impairment, see "Other Considerations—Impairment of Assets."

  Professional Liability Insurance Claims

        We operate, along with virtually all healthcare providers, in an environment with medical malpractice and professional liability risks. The entire primary care segment of the healthcare industry is experiencing a dramatic increase in professional liability costs because of the volume of claims and the large legal settlements based on alleged negligence in providing healthcare. Allowances for professional liability risks were $6.1 million at December 31, 2003. We base our provisions for losses related to professional liability risks upon actuarially determined estimates that incorporate appropriate discount rates. Loss and loss expense allowances represent the present value of estimated ultimate net cost of all reported and unreported losses incurred. We estimate the allowances for unpaid losses and loss expenses using individual case-basis valuations and statistical analyses. Trends in loss severity and frequency affect these estimates. We continually review and record adjustments for these estimates as experience develops or new information becomes known, however the amounts of any actual losses for professional liability risks may not become known for several years after incurrence. Current operating results include the changes to the estimated allowances. However, due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed our estimates.

  Acquired Assets and Liabilities

        Our business has grown in part through several strategic acquisitions over the last few years. During 2002 and 2003, we acquired a total of nine occupational healthcare centers, Em3 and OccMed. Except as discussed in "Note 4, Recent Acquisitions and Unusual Charges," in our audited consolidated financial statements included elsewhere in this prospectus, the individual assets and liabilities of each acquired company were recorded at fair value, reflecting amounts for tangible assets and liabilities and intangible assets.

        In many cases, we prepare our own internal purchase price allocations and determine the lives of the acquired assets. However, we may also use independent appraisers to assist us in these efforts for our larger or more complex acquisitions. We use several valuation techniques in order to estimate fair values, including discounted cash flow analysis, replacement cost analysis and market comparables. These methods require significant assumptions regarding market conditions, operational integration issues and the utilization of the underlying assets, which could change in the future and result in a significant impact on our earnings. Additionally, we are required to make estimates of restructuring liabilities incurred in connection with these assets. These estimates involve assumptions relating to the timing and cost of personnel reductions, facility lease charges and other related exit costs. Because of the inherent nature of these assumptions and techniques, we could experience changes in estimated values that could be material to our earnings.

Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. We adopted SFAS 143 on January 1, 2003. The adoption did not have a material impact on our consolidated financial position, results of operations or cash flows.

        In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The statement provides a single accounting model for long-lived assets to be disposed of. We adopted SFAS 144 on January 1, 2002. The adoption did not have a material impact on our consolidated financial position, results of operations or cash flows.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 concludes that gains or losses from debt extinguishments used as part of a company's risk management strategy should not be classified as an extraordinary item, effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, effective for transactions occurring after May 15, 2002. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions, effective for financial statements issued on or after May 15, 2002. We adopted the provisions of this pronouncement for all related transactions in the second quarter of 2002. This adoption did not have a significant impact on our consolidated financial statements. We redeemed $47.5 million of our existing 13% senior subordinated notes in July 2002 and prepaid $25.0 million of our senior term indebtedness in November 2002. Additionally, we terminated our previous credit facility in the third quarter of 2003. In accordance with SFAS 145, the related losses from debt extinguishment were included in income from continuing operations in the respective periods of 2002 and 2003. For a further discussion, see note 5 in our audited consolidated financial statements included elsewhere in this prospectus.

        In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses the accounting for costs to terminate a contract that is not a capital lease, costs to consolidate facilities and relocate employees, and involuntary termination benefits under one-time benefit arrangements that are not an ongoing benefit program or an individual deferred compensation contract. A liability for contract termination costs should be recognized and measured at fair value when either the contract is terminated or when the entity ceases to use the right conveyed by the contract. A liability for one-time termination benefits should be recognized and measured at fair value at the communication date if the employee would not be retained beyond a minimum retention period (i.e., either a legal notification period or 60 days, if no legal requirement exists). For employees who will be retained beyond the minimum retention period, a liability should be accrued ratably over the future service period. We adopted SFAS 146 on January 1, 2003. The adoption did not have a material impact on our consolidated financial position, results of operations or cash flows.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Our adoption of FIN 45 did not have a material impact on our results of operations and financial position, as our previous credit agreement largely prohibited, and our amended credit facility largely prohibits, these types of guarantees.

        In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS 148 are effective for fiscal years ending after December 15, 2002. We have elected to continue to follow the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to account for employee stock options. For the disclosures required by SFAS 148, see note 10 in our audited consolidated financial statements included elsewhere in this prospectus.

        In April 2003, the FASB issued SFAS 149, Amendment of Statement of 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have any impact on our financial statements.

        In May 2003, the FASB issued SFAS 150, Accounting for Certain Instruments with Characteristics of Both Liability and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 did not have any impact on our financial statements.

        In December 2003, the FASB issued a revised Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"), replacing the original interpretation issued in January 2003. FIN 46R requires certain entities to be consolidated by enterprises that lack majority voting interest when equity investors of those entities have insignificant capital at risk or they lack voting rights, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interests that enterprises have in these entities are called variable interests. These interests can derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards that are disproportionate to the voting interests in the entities. The provisions of FIN 46R must be immediately applied for variable interest entities created after January 31, 2003 and for variable interests in entities commonly referred to as "special purpose entities." For all other variable interest entities, implementation was required by March 31, 2004. Physician and physical therapy services are provided at our Health Services centers under management agreements with affiliated physician groups (the "Physician Groups"), which are independently organized professional corporations that hire licensed physicians and physical therapists to provide medical services to the centers' patients. The Physician Groups, whose financial statements historically have been consolidated with our financial statements, are considered variable interest entities and will continue to be consolidated.

        In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"), which supercedes Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101") and was effective upon issuance. The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables("EITF 00-21"). While SAB 104 incorporates the guidance prescribed by EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104 and therefore did not have any impact on our financial statements.

Results of Operations

        Three and Nine Months Ended September 30, 2003 Compared to Three and Nine Months Ended September 30, 2004

        The following table provides the results of operations for the three and nine months ended September 30, 2003 and 2004 ($ in millions):

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2003	2004	$	%	2003	2004	$	%
Revenue:
Health Services	$135.0	$156.2	$21.2	15.8%	$379.9	$435.2	$55.3	14.6%
Network Services	65.4	69.7	4.3	6.5%	188.9	216.4	27.5	14.6%
Care Management Services	68.5	58.7	(9.8)	(14.3)%	212.5	188.0	(24.5)	(11.5)%

Total revenue	$268.9	$284.6	$15.7	5.8%	$781.3	$839.6	$58.3	7.5%
Cost of services:
Health Services	$108.3	$124.1	$15.8	14.6%	$310.7	$351.1	$40.4	13.0%
Network Services	35.3	40.5	5.2	14.7%	106.3	124.5	18.2	17.1%
Care Management Services	61.3	53.7	(7.6)	(12.4)%	188.5	167.6	(20.9)	(11.1)%

Total cost of services	$204.9	$218.3	$13.4	6.6%	$605.5	$643.2	$37.7	6.2%
Gross profit:
Health Services	$26.7	$32.1	$5.4	20.4%	$69.2	$84.1	$14.9	21.5%
Network Services	30.1	29.2	(0.9)	(3.1)%	82.6	91.9	9.3	11.3%
Care Management Services	7.2	5.0	(2.2)	(30.8)%	24.0	20.4	(3.6)	(15.2)%

Total gross profit	$64.0	$66.3	$2.3	3.6%	$175.8	$196.4	$20.6	11.7%
Gross profit margin:
Health Services	19.7%	20.5%		0.8%	18.2%	19.3%		1.1%
Network Services	46.0%	41.9%		(4.1)%	43.7%	42.5%		(1.2)%
Care Management Services	10.6%	8.6%		(2.0)%	11.3%	10.8%		(0.5)%

Total gross profit margin	23.8%	23.3%		(0.5)%	22.5%	23.4%		0.9%

  Revenue

        The increase in revenue in 2004 was primarily due to growth in our Health Services and Network Services businesses, partially offset by decreased volumes in our Care Management Services business. Total contractual allowances offset against revenue during the third quarters ended September 30, 2003 and 2004 were $17.2 million and $17.0 million, respectively, and were $48.1 million and $54.3 million for the first three quarters of 2003 and 2004, respectively. The year-to-date increase was primarily due to revenue growth in our Health Services and Network Services businesses.

        Health Services.    Health Services' revenue increased primarily due to growth in visits to our centers. Increases in ancillary services, which include our managed prescription program and laboratory services, also contributed to this segment's revenue growth. The number of total patient visits per day to our centers in the third quarter and first three quarters of 2004 increased 14.5% and 12.7% as compared to the third quarter and first three quarters of 2003, respectively, and increased 8.1% and 9.0%, respectively, on a same-center basis. Our "same-center" comparisons represent all centers that Health Services has operated for the previous two full years and includes the effects of any centers acquired and subsequently consolidated into existing centers. The increase in same-center visits for the third quarter and first three quarters of 2004 from the same periods in 2003 relates primarily to increases in non-injury and non-illness related visits, which increased 12.5% and 14.1% on a same-center basis, respectively. We believe these trends are a result of the improving national employment trends during the first nine months of 2004 and the last half of 2003, as well as the efforts of our sales and account management teams.

        For the third quarters of 2003 and 2004, Health Services derived 72.2% and 71.8%, respectively, of its comparable same-center net revenue from the treatment of work-related injuries and illnesses, and 27.8% and 28.2%, respectively, of its net revenue from non-injury and non-illness related medical services. For the first nine months of 2003 and 2004, Health Services derived 72.2% and 71.6%, respectively, of its comparable same-center net revenue from the treatment of work-related injuries and illnesses, and 27.8% and 28.4%, respectively, of its net revenue from non-injury and non-illness related medical services. Excluding on-site and ancillary services, injury-related visits constituted 49.4% and 47.3% of same-center visits in the third quarters of 2003 and 2004, respectively, and 50.0% and 47.6% of same-center visits in the first nine months of 2003 and 2004, respectively. On a same-center basis, average revenue per visit decreased slightly in the third quarter and first nine months of 2004 as compared to the same periods of the prior year, primarily due to a higher percentage of our visits in 2004 being related to pre-employment physical exams, drug screens and other non-injury related visits, as compared to injury-related visits. Our fees for these non-injury services are usually lower than those charged for injury-related services, and as such, our average revenue per visit decreased in the third quarter and first three quarters of 2004 due primarily to this change in visit mix. As hiring trends continue and national employment levels grow, we anticipate that there may be a gradual shift in the growth trends towards work-related injuries and illnesses in the coming year. Same-center revenue was $121.3 million and $130.8 million for the third quarter of 2003 and 2004, respectively, while revenue from acquired and developed centers and ancillary services was $13.7 million and $25.4 million for the same respective periods. For the first three quarters of 2003 and 2004, same-center revenue was $343.6 million and $374.3 million, respectively, while revenue from acquired and developed centers and ancillary services was $36.3 million and $60.9 million for the same respective periods. During the fourth quarter of 2004, our results may be affected by the well-publicized shortage of flu vaccinations. We had approximately $3.6 million in revenue from flu vaccinations in the fourth quarter of 2003, but we do not anticipate any such revenue for the fourth quarter of 2004.

        Network Services.    This segment's revenue increased due primarily to growth in billings for services we provide to payors of workers' compensation and auto insurance as well as to payors of group health insurance. Increases in our workers' compensation-based provider bill repricing and review services were the primary contributor to the year-to-date growth in this business segment. As compared to the prior year, our revenue from these services grew by $0.6 million during the quarter and $12.4 million for the year to date. Approximately 90% of the year-to-date increase related to the addition of new customer accounts and the remainder to increased business volumes with existing customers for these lines of business. Workers' compensations fee schedule decreases enacted early this year in the State of California mitigated the growth for these services in the third quarter of 2004 compared to the same period of 2003. Increased revenue for our auto-based provider bill repricing and review services provided increases of $1.6 million and $5.1 million for the third quarter and first nine months of 2004 as compared to the same periods of 2003, respectively. Additionally, our out-of-network medical providers' bill review services contributed $1.6 million and $8.9 million for the third quarter and first nine months of 2004 to this segment's increased revenue due to growth in the amount of savings achieved through our review of medical charges as compared to the prior year.

        Results for this segment in the third quarter and first nine months 2004 were also aided by approximately $1.3 million and $3.2 million, respectively, of revenue associated with our sale of a software license and associated services to a major property and casualty insurance company in the second quarter of 2004. We believe that we could recognize an additional $1.8 million from this sale and its associated services during the fourth quarter of the current year. Although we currently believe this segment will grow during coming periods, our rate of growth could decrease depending on our ability to maintain new customer and volume additions, due to increased price competition and as a result of the workers' compensations fee schedule decreases enacted in the State of California earlier this year. Growth in our revenue from Network Services could be offset by approximately $5.0 to $7.0 million in the current year due to these fee schedule changes. We believe that the majority of this year over year effect on revenue will occur during the second half of 2004.

        Care Management Services.    Revenue for our Care Management Services segment decreased due to lower billings, which were due primarily to referral declines in our case management and independent medical exams services.

        Like our other business segments, we provide a majority of our Care Management Services to clients in the workers' compensation market. We have experienced declines in referral trends, which we believe primarily relate to the overall drop in nationwide employment and related rates of workplace injuries that have become longer-term disability cases. Generally, Health Services is the first segment affected by economic downturns and upturns since it sees patients at the time of initial injury. Network Services is the second segment affected because it involves the review of bills generated from injury-related visits. Care Management Services is the final segment to experience the effects of changing injury trends since it generally receives referrals for service a number of months after the initial injury occurs. Accordingly, we believe one of the causes of the decline in revenue experienced in Care Management Services in the third quarter and first nine months of 2004 from the same periods of 2003 may relate to the effects of declines in workplace injuries that we experienced in our Health Services business during the first three quarters of 2003.

        In addition to the economic effects described above, we believe the continuing declines in our Care Management Services revenue levels have also been due to increased regional and local competition and a potential reduction in the reliance by insurers on these types of services, as well as to the effects of our continuing consolidation of operations. During the third quarter, we further restructured our Care Management Services business, closed a primary office that provided independent medical exams services and terminated the employment of the senior officer responsible for the majority of the operations within Care Management Services. Other key Care Management Services personnel also left the Company during the third quarter, and we continued to experience decreases in the number of nurse case managers. Additionally, we are currently reviewing our policies and practices relating to nurse case manager services and compensation. We anticipate that changes in these areas could further decrease our prospective earnings from Care Management Services. The foregoing factors could delay the timing and amount of a recovery in the revenue growth from this segment.

  Cost of Services

        Total cost of services increased due to higher expenses in Health Services and Network Services, partially offset by decreased costs in Care Management Services. The increases in expenses relate primarily to an increase in the number of visits to our health centers and increased business volumes in our workers' compensation-based provider bill repricing and review services.

        The decrease in expenses in our Care Management Services business segment relates primarily to decreased personnel headcounts from cost reduction initiatives and continued focus on expense management. The decrease in expenses for Care Management Services was partially offset by $1.6 million of charges associated with severance for terminated employees of $0.6 million and lease termination costs of $1.0 million. Additionally, we wrote off $0.9 million of prepaid expenses made on behalf of a Canadian case management client in the third quarter of 2004.

        We recognized the $1.6 million for costs associated with severance and lease termination costs in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). These charges arose primarily in connection with our closure of the Care Management Services

Woodbury, New York office in September 2004, which resulted in a reduction in workforce of 34 customer service and support staff positions, of which approximately 26 positions will not be refilled at other locations. The anticipated annual expense savings will be approximately $1.0 million for the net personnel reductions and approximately $0.5 million for the terminated lease. We recorded additional severance costs of $0.5 million in the third quarter of 2004 in connection with the termination of employment of the senior officer responsible for the majority of operations within Care Management Services and for other terminated Care Management Services employees. During the third quarter of 2004, we paid $0.1 million of these severance costs, with $0.5 million of severance and $1.0 million of lease termination liability remaining at September 30, 2004. We expect to pay the majority of the severance costs within the next three months, and the lease termination costs will be paid through the lease expiration in 2006. Additionally, we have historically reduced staffing levels as needed to correspond with revenue reductions. All related severance expenses were included in operating expense for the respective periods. We anticipate that adjustments to staffing levels will continue in future periods as part of the ordinary course of business. We are also currently reviewing our structure and costs within the Care Management Services business and may seek to further restructure this area of our business in future periods. While we will continue to seek ways to minimize our costs in future periods, our prospective cost of services will likely grow in a manner commensurate with our growth in revenue.

  Gross Profit

        Due primarily to growth in our Health Services segment, we had an increase in gross profit in the third quarter of 2004 from the third quarter of 2003. However, decreases in the gross margins of our Network Services and Care Management Services segments caused a modest decrease in our gross profit margin for the quarter.

        On a year-to-date basis, we had an increase in our gross profit in 2004 from the prior year, due primarily to growth in our Health Services and Network Services business segments. Our gross profit margin increased marginally, due to an increase for Health Services, partially offset by decreases in Network Services and Care Management Services.

        Health Services.    The primary factors in Health Services' gross profit and gross profit margin increases were higher visits, increases in ancillary services and our corresponding utilization of the fixed nature of expenses for our existing center facilities.

        Network Services.    Network Services' gross profit and gross profit margin decreased in the third quarter of 2004 from the third quarter of 2003 due to the fact that our newer workers' compensation clients and bill volumes have generally related to our relatively lower margin bill review services and as a result of the change in the California workers' compensation fee schedule. On a year-to-date basis, Network Services' gross profit increased while its gross profit margin decreased. The gross profit increase was primarily due to revenue growth. In coming quarters, we believe that our gross margin percentage for these services will continue to decrease slightly due to the shift in our mix to lower margin bill review services and as a result of the change in the California workers' compensation fee schedule.

        Care Management Services.    The decrease in the 2004 gross profit was primarily due to reductions in revenue in excess of the declines in costs. Additionally, the third quarter 2004 severance and lease termination costs, as well as the write-off of Canadian prepaid expenses, negatively impacted this segment's results.

  General and Administrative Expenses

        General and administrative expenses increased $1.0 million, or 3.3%, in the third quarter of 2004 to $32.9 million from $31.9 million in the third quarter of 2003, or 11.6% and 11.9% as a percentage of revenue for the third quarters of 2004 and 2003, respectively. For the first nine months of 2004, general and administrative expenses increased $9.0 million, or 10.0%, to $98.9 million from $89.9 million in the first nine months of 2003. The increase in general and administrative expenses during 2004 was primarily due to increased personnel costs, which increased by $1.1 million and $11.0 million for the quarter and year to date, respectively. This increase in personnel costs primarily related to increased headcount, costs related to our compliance efforts with the Sarbanes-Oxley Act of 2002 and the year-to-date increase included $2.5 million of compensatory expenses related to the financing transactions we completed in June 2004. See "—Liquidity and Capital Resources."

  Loss on Impairment of Goodwill and Long-Lived Assets

        As discussed above, we experienced a further decline in the operating performance of our Care Management Services ("CMS") reporting unit during the third quarter of 2004, and a culmination of events led us to lower the long-term outlook for this line of our business. As a result of the change in our outlook for our CMS reporting unit, we performed an evaluation of our long-lived assets, which include property, plant and equipment as well as our internal use software. In reviewing the long-lived asset values, we applied the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets("SFAS 144"). We performed our impairment evaluation of the asset groups at each of CMS' business units, as these are the lowest levels for which identifiable cash flows are available. In performing the evaluation of the assets of the independent medical examinations ("IME") portion of our CMS reporting unit, we determined that the total expected future discounted cash flows for this business unit were less than the carrying value of its assets. Accordingly, during the third quarter of 2004, we incurred an impairment charge of $5.7 million, which represents the difference between the fair value of the independent medical exams services long-lived assets and their carrying value. We estimate that our future annual depreciation expense will be reduced by approximately $2.1 million for these impaired assets.

        In accordance with SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"), we periodically evaluate the carrying value of goodwill and indefinite life intangible assets. The change in our outlook for the future performance of CMS as well as the departures of key personnel caused a "triggering event" in the third quarter of 2004, which indicated the necessity of a review of our goodwill pursuant to the provisions of SFAS 142. The goodwill impairment assessment included reviewing our long-term view of the care management market, projections of future cash flows and the estimated fair value of the overall business segment. We concluded that an impairment of our goodwill for the CMS reporting unit occurred in the third quarter of 2004.

        The first step of the goodwill impairment test was the measurement of the CMS fair value compared to its carrying value. We calculated the CMS fair value using discounted cash flows and market comparables. Because the fair value of our CMS reporting unit was below its carrying value, we were required to perform the second step of the impairment test for this reporting unit. The second step involved comparing the implied fair value of our CMS goodwill to the carrying value of that goodwill. This goodwill impairment test resulted in the recognition of a $36.0 million charge, which represents the difference between the fair value of CMS' goodwill and its carrying value.

        On a combined basis, the two impairment charges total $41.7 million and are reflected as a non-cash pre-tax charge to our operations for the period ending September 30, 2004. The $41.7 million in charges for long-term asset and goodwill impairment discussed above are non-cash and will not result in future cash expenditures or have an impact on our liquidity or debt covenants. After the recognition of these impairment charges, we had $445.3 million of goodwill, with approximately

$10.1 million related to the CMS reporting unit at September 30, 2004. Due to the continuing uncertainties and operational reviews that are being conducted within Care Management Services, we could incur additional charges in future periods. We cannot currently estimate the timing and amount of any such charges.

        Although our outlook for this reporting unit has been lowered, we have traditionally reduced its cost structure commensurate with declines in business volumes. To the extent CMS' volumes decline in the future, we would seek to further reduce the primarily variable cost structure of this business unit. CMS represents a relatively small percentage of the Company's operating income and cash flows. We believe further reduction in CMS' business volumes would not have a significant adverse impact on our overall operating results, cash flows or financial position.

  Interest Expense, Net

        Interest expense increased $0.6 million in the third quarter of 2004 to $14.4 million from $13.8 million in the same period of 2003. For the first nine months of 2004 and 2003, interest expense was $42.4 million and $42.9 million, respectively. The increase in the third quarter of 2004 from the same period in 2003 was primarily due to the additional $180.0 million of 9 1/2% senior subordinated notes issued in the last half of 2003, the additional $155.0 million aggregate principal amount of 9 1/8% senior subordinated notes issued in June 2004 and the $70 million term loan increase in June 2004, partially offset by the termination of our interest rate collars in August 2003 and the redemption of the remaining $142.5 million of our 13% senior subordinated notes in June and August 2004.

        On a year-to-date basis, the 2004 decrease was primarily due to the termination of our interest rate collars in August 2003 and the redemption of our 13% senior subordinated notes in June and August 2004, partially offset by the additional 9 1/2% senior subordinated notes issued in the last half of 2003 and the additional 9 1/8% senior subordinated notes issued in June 2004. As of September 30, 2004, approximately 54.5% of our debt contained variable interest rates. Rising interest rates would negatively impact our results. See "—Liquidity and Capital Resources."

  Interest Rate Hedging Arrangements

        In 2003 we used interest rate collars to reduce our exposure to variable interest rates and because our previous credit agreement required them. These collars generally provided for certain ceilings and floors on interest payments as the three-month LIBOR rate increased and decreased, respectively. The changes in fair value of this combination of ceilings and floors were recognized each period in earnings. We recorded gains of $5.5 million and $9.9 million in the third quarter and first nine months of 2003, respectively, related to the change in the fair value of these interest rate collars. The computation of gains and losses was based upon the change in the fair value of our interest rate collar agreements. The earnings impact from the gains and losses resulted in non-cash charges or credits and did not impact cash flows from operations or operating income. There had been periods with significant non-cash increases or decreases to our earnings relating to the change in the fair value of the interest rate collars. In August 2003, we completed a series of refinancing transactions, which included terminating our hedging arrangements. Accordingly, no gains or losses related to hedging arrangements were recorded in the third quarter or first nine months of 2004.

  Early Retirement of Debt

        We redeemed $114.9 million principal amount of our 13% senior subordinated notes in June 2004 and the remaining $27.6 million principal amount of our 13% senior subordinated notes in August 2004. In accordance with SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"), we included in income from continuing operations $2.3 million and $14.1 million of debt extinguishment costs in the third quarter and first nine months of 2004, respectively. The third quarter costs were comprised of $1.8 million of call premiums on the redeemed notes and $0.5 million of related existing deferred financing fees. The year-to-date costs were comprised of $11.6 million of call premiums and consent payments on the redeemed notes and $2.5 million of related existing deferred financing fees. See "—Liquidity and Capital Resources."

  Provision (Benefit) for Income Taxes

        For the third quarter and first nine months of 2003, we recorded tax provisions of $3.7 million and $10.0 million, respectively, which reflected effective tax rates of 25.8% and 25.2%, respectively. We recorded a tax benefit of $0.5 million in the third quarter of 2004 and a tax provision of $8.6 million in the first three quarters of 2004, which reflected effective tax rates of 1.8% and (143.6%), respectively. The 2003 effective rate differed from the statutory rate primarily due to the impact of state taxes, the release of the deferred income tax valuation allowance and other permanent differences. The 2004 effective rate differed from the statutory rate primarily due to the impact of state taxes, the impairment of goodwill in the third quarter of 2004 and other permanent differences. Due to our current relationship of taxable income as compared to net income, our effective tax rate can vary significantly from one period to the next depending on relative changes in net income. As such, we currently expect further variation in our effective tax rate in the last quarter of 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        The following table provides the results of operations for years ended December 31, 2002 and 2003 ($ in millions):

	Years Ended December 31,		Change
	2002	2003	$	%
Revenue:
Health Services	$472.0	$511.4	$39.4	8.4%
Network Services	230.3	260.2	29.9	13.0
Care Management Services	296.8	279.1	(17.7)	(5.9)

Total revenue	$999.1	$1,050.7	$51.6	5.2%

Cost of services:
Health Services	$406.1	$421.7	$15.5	3.8%
Network Services	138.2	147.3	9.1	6.6
Care Management Services	267.1	248.3	(18.7)	(7.0)

Total cost of services	$811.4	$817.3	$5.9	0.7%

Gross profit:
Health Services	$65.8	$89.7	$23.9	36.4%
Network Services	92.1	112.8	20.7	22.5
Care Management Services	29.7	30.8	1.1	3.7

Total gross profit	$187.6	$233.3	$45.7	24.4%

Gross profit margin:
Health Services	13.9%	17.5%		3.6%
Network Services	40.0	43.4		3.4
Care Management Services	10.0	11.0		1.0

Total gross profit margin	18.8%	22.2%		3.4%

  Revenue

        The increase in revenue in 2003 was primarily due to growth in our Health Services and Network Services businesses, partially offset by decreased volumes in our Care Management Services business. Also, the revenue increase in 2003 from 2002 was partially due to a change in accounting estimate for accounts receivable reserves in the first quarter of 2002 whereby we increased contractual allowances and correspondingly reduced revenue by $5.4 million in that quarter. Following an extensive review of our accounts receivable history and collection experience using new data provided by recently implemented information systems, we determined that additional contractual allowances were required as of March 31, 2002. This increase in accounts receivable reserves related primarily to Health Services, which reduced its revenue by $7.9 million, and was partially offset by receivables reserve decreases of $1.3 million in Network Services and $1.2 million in Care Management Services.

        Total contractual allowances offset against revenue during the years ended December 31, 2003 and 2002 were $64.4 million and $53.7 million, respectively. The increase was primarily due to revenue growth in our Health Services and Network Services businesses.

        Health Services.    Health Services' revenue increased $31.5 million or 6.6% in 2003 from 2002 primarily due to growth in average revenue per visit. Increases in ancillary services, which include our managed prescription program and laboratory services, also contributed significantly to this segment's revenue growth as compared to the prior year. The first quarter 2002 revenue reduction of $7.9 million for the accounts receivable reserve increase also contributed to the revenue increase in 2003 from 2002. The number of total patient visits per day to our centers in 2003 increased 1.8% compared to 2002 and increased 0.9% on a same-center basis. Our "same-center" comparisons represent all centers that Health Services has operated for the previous two full years and includes the effects of any centers acquired and subsequently consolidated into existing centers. The increase in same-center visits for 2003 from 2002 relates primarily to increases in non-injury and non-illness related visits, and a slight increase in work-related injuries and illnesses visits. We believe the increase in same-center non-injury and non-illness related visits in 2003 primarily relates to stabilization in the nationwide employment trends during the third and fourth quarters of 2003, partially offsetting decreases in nationwide employment in jobs that are more prone to workplace injuries and illnesses. We have experienced some improvement in these growth trends as compared to the same-center decline of 2.2% we reported for 2002 and anticipate that these rates of growth will generally improve further once job growth rates resume to more traditional levels. For 2003 and 2002, Health Services derived 72.6% and 71.8%, respectively, of its comparable same-center net revenue from the treatment of work-related injuries and illnesses, and 27.4% and 28.2%, respectively, of its net revenue from non-injury and non-illness related medical services. Excluding on-site and ancillary services, injury-related visits constituted 50.1% and 50.5% of same-center visits in 2003 and 2002, respectively. On a same-center basis, average revenue per visit increased 2.5% in 2003 as compared to the prior year, primarily due to increases in the average prices charged for our services. We currently anticipate further price increases in our Health Services segment due to increases in the fee schedules that apply to our services in key states in which we do business. Same-center revenue was $445.1 million and $430.5 million for 2003 and 2002, respectively, while revenue from acquired and developed centers and ancillary services was $66.3 million and $41.5 million for the same respective periods.

        Network Services.    This segment's revenue increased $31.1 million, or 13.6%, for 2003 from 2002 due to growth in billings. The increase for 2003 was partially offset by the $1.3 million revenue increase due to the first quarter of 2002 accounts receivable reserve decrease. Our revenue increased due to growth in services we provide to payors of workers' compensation insurance as well as to payors of group health insurance. Increases of $15.7 million in our workers' compensation-based preferred provider organization and provider bill repricing and review services was the primary contributor to growth in this business segment. Approximately 60% of these increases related to the addition of new customer accounts and the remainder to increased business volumes in these lines of business.

Additionally, our out-of-network medical providers' bill review services contributed $11.9 million to this segment's increased revenue due to growth in the amount of gross charges reviewed as compared to the prior year and the amount of savings achieved through our review of medical charges. Although we currently believe this segment will provide comparatively higher rates of growth during coming periods than our other two segments, these rates of growth could be decreased depending on our ability to maintain new customer and volume additions at current levels, due to increased price competition, and based on the nature of jurisdictional reimbursement trends for workers' compensation injuries, particularly with respect to recent workers' compensations fee schedule decreases enacted in the State of California.

        Care Management Services.    Revenue for our Care Management Services segment decreased by $16.5 million, or 5.6%, for 2003 from 2002 due to lower billings. The $1.2 million revenue increase in the first quarter of 2002 for the accounts receivable reserve decrease also contributed to the 2003 revenue decline. The billing decrease was due primarily to referral declines in our case management and independent medical exams services.

        Like our other business segments, we provide a majority of our Care Management Services to clients in the workers' compensation market. In a manner similar to our other business segments, we have experienced declines in referral trends, which we believe primarily relate to the overall drop in nationwide employment and related rates of workplace injuries. Generally, Health Services is the first segment to be affected by economic downturns and upturns since it sees patients at the time of initial injury. Network Services is the second segment to be affected because it involves the review of bills generated from injury-related visits. Care Management Services is the final segment to experience the effects of changing injury trends since it generally receives referrals for service a number of months after the initial injury occurs. Accordingly, we believe a primary cause of the decline in revenue experienced in Care Management Services in 2003 is related to the effects of declines in workplace injuries that we experienced in our Health Services business during 2002. As we are currently seeing gradual improvements in the relative visit amounts in our Health Services segment, we anticipate that we could experience a similar future recovery in the rates of referrals in Case Management Services based on the degree to which employment trends stabilize and return to historical rates of growth.

        In addition to the economic effects described above, we have also encountered revenue declines in our independent medical exams and case management services associated with client referral volume decreases due to integration of acquired operations with our own, increased regional competition, and potentially due to a trend by certain insurance company clients to lengthen the amount of time prior to referring cases for case management services and independent medical exams.

  Cost of Services

        Total cost of services increased $5.9 million, or 0.7%, in 2003 from the prior year due to increased expenses in Health Services and Network Services, partially offset by decreased costs in Care Management Services. The increases in expenses relate primarily to an increase in the number of visits to our health centers and increased business volumes in our workers' compensation-based preferred provider organization and provider bill repricing and review services. The decrease in expenses in our Care Management Services business segment relates primarily to decreased personnel headcounts from cost reduction initiatives and other factors. Primarily during the fourth quarter of 2002, we undertook several measures to reduce our overall personnel costs and other expenses. These initiatives had a favorable effect on our overall cost structure during 2003 and particularly benefited the Care Management business segment. During the summer of 2002 we had approximately 10,450 employees and, primarily due to our cost reduction initiatives, during the course of 2003 we had approximately 10,000. These reductions were partially responsible for our ability to limit the relative increase in expenses during 2003 as compared to the increase in revenue. While we will continue to seek ways to minimize our costs in future periods, given that we have not recently undertaken cost reduction efforts as significant as those implemented during the later part of 2002, our prospective cost of services will likely grow in a manner more commensurate with our growth in revenue.

  Gross Profit

        Due primarily to growth in the higher margin Health Services and Network Services business segments, and the benefits of cost reductions put into place during the later part of 2002, we had a significant increase in gross profit and gross profit margin in 2003 as compared to 2002.

        Health Services.    The primary factor in Health Services' gross profit increase of $23.9 million in 2003 as compared to 2002 was a $14.3 million improvement in revenue, increases in ancillary services and our corresponding utilization of the fixed-cost nature of our existing center facilities. Health Services remaining gross profit increase was a $9.6 million increase in accounts receivable reserves related to the change in accounting estimate in the first quarter of 2002, consisting of a $7.9 million reduction in revenue and a $1.7 million increase in cost of services.

        Network Services.    Network Services' gross profit and gross profit margin increases in 2003 from 2002 were primarily due to revenue growth in 2003 and the relatively fixed nature of this segment's expenses. This segment's gross profit increase for 2003 compared 2002 was partially offset by the $1.3 million accounts receivable adjustment in the first quarter of 2002.

        Care Management Services.    The slight increases in 2003 gross profit and gross profit margin were due to the $1.2 million accounts receivable reserve adjustment in the first quarter of 2002, partially offset by reductions in costs in excess of the declines in revenue.

  General and Administrative Expenses

        General and administrative expenses increased 15.7% in 2003 to $122.9 million from $106.2 million in 2002, or 11.7% and 10.6% as a percentage of revenue for 2003 and 2002, respectively. The increase in general and administrative expenses during 2003 was primarily due to increased compensation and benefits costs, as well as higher costs associated with depreciation and property and casualty insurance. Additionally, the increase for 2003 from 2002 was affected by a $3.9 million reduction in employee benefits in the first quarter of 2002 associated with a reduction in the amount of employee contributions we matched in our defined contribution plan as compared to prior years.

  Interest Expense, Net

        Interest expense decreased $7.3 million in 2003 to $56.3 million from $63.6 million in 2002. This decrease was primarily due to the termination of our interest rate collars in August 2003, the redemption of $47.5 million of our 13% senior subordinated notes in July 2002 and the prepayment of $25.0 million of our previous credit facility in November 2002, slightly offset by the additional $180.0 million of 9 1/2% senior subordinated notes issued in the later half of 2003. As of December 31, 2003, approximately 50.6% of our debt contained floating rates. Rising interest rates would negatively impact our results. See "—Liquidity and Capital Resources."

  Interest Rate Hedging Arrangements

        In 2003 and 2002, we used interest rate collars to reduce our exposure to variable interest rates and because our previous credit agreement required them. These collars generally provided for certain ceilings and floors on interest payments as the three-month LIBOR rate increased and decreased, respectively. The changes in fair value of this combination of ceilings and floors were recognized each period in earnings. We recorded a gain of $9.9 million in 2003 as compared to a loss of $7.6 million in the prior year. The computation of these gains and losses was based upon the change in the fair value of our interest rate collar agreements. The earnings impact from these gains and losses resulted in non-cash charges or credits and did not impact cash flows from operations or operating income. There had been periods with significant non-cash increases or decreases to our earnings relating to the change in the fair value of the interest rate collars. In August 2003, we completed a series of refinancing transactions, which included terminating our hedging arrangements. The costs related to recognizing changes in their fair value were charged to expense in the third quarter of 2003. For a further discussion of the refinancing transactions, see "—Liquidity and Capital Resources."

  Early Retirement of Debt

        In August 2003, we terminated our previous credit facility in connection with the 2003 refinancing transactions. In accordance with SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, we included in income from continuing operations $7.8 million of debt extinguishment costs in the third quarter of 2003 for the write-off of related deferred financing fees and other expenses. For a discussion of the 2003 refinancing transactions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview." For a further discussion of our debt, see note 5 in our audited consolidated financial statements included elsewhere in this prospectus.

  Provision for Income Taxes

        We recorded tax provisions of $6.2 million and $10.6 million in 2003 and 2002, respectively, which reflected effective tax rates of 12.6% and 1,036.5%, respectively. The effective rate differed from the statutory rate primarily due to the impact of state income taxes and the release of the deferred income tax valuation allowance. Due to our current relationship of taxable income as compared to net income, our effective tax rate can vary significantly from one period to the next depending on relative changes in net income. As such, we currently expect further variation in our effective tax rate in 2004. Due to the 2003 refinancing transactions and other factors, we have determined that the valuation allowance against our deferred income tax assets is no longer required. This determination was made in the fourth quarter of 2003. Accordingly, during the quarter, we recorded a one time benefit of approximately $4.0 million in our income tax provision associated with the reversal of the deferred income tax valuation allowance. For a further discussion of income taxes, see note 7 in our audited consolidated financial statements included elsewhere in this prospectus.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        The following table provides the results of operations for years ended December 31, 2001 and 2002 ($ in millions):

	Year Ended December 31,		Change
	2001	2002	$	%
Revenue:
Health Services	$443.3	$472.0	$28.7	6.5%
Network Services	185.3	230.3	45.0	24.3
Care Management Services	228.3	296.8	68.5	30.0

Total revenue	$856.9	$999.1	$142.2	16.6%

Cost of services:
Health Services	$375.5	$406.1	$30.6	8.1%
Network Services	110.2	138.2	28.0	25.4
Care Management Services	200.2	267.1	66.9	33.4

Total cost of services	$685.9	$811.4	$125.5	18.3%

Gross profit:
Health Services	$67.8	$65.8	$(2.0)	(2.9)%
Network Services	75.1	92.1	17.0	22.6
Care Management Services	28.1	29.7	1.6	5.7

Total gross profit	$171.0	$187.6	$16.6	9.7%

Gross profit margin:
Health Services	15.3%	13.9%		(1.4)%
Network Services	40.5	40.0		(0.5)
Care Management Services	12.3	10.0		(2.3)

Total gross profit margin	20.0%	18.8%		(1.2)%

  Revenue

        The increase in revenue was due to growth in all of our segments. While Network Services and Care Management Services reflected significant growth in their reported revenue during the year, these revenue increases were largely due to our acquisition of NHR and, to a lesser extent, the effects of our acquisition of HNS, both of which occurred in November 2001.

        Due to a change in accounting estimate for accounts receivable reserves, we increased contractual allowances and correspondingly reduced revenue by $5.4 million in the first quarter of 2002. Following an extensive review of our accounts receivable history and collection experience that used new data provided by recently implemented information systems, we determined that additional contractual allowances were required as of March 31, 2002. This increase in accounts receivable reserves related primarily to Health Services, which reduced its revenue by $7.9 million in the first quarter, and was partially offset by receivables reserve adjustments of $1.3 million in Network Services and $1.2 million in Care Management Services.

        Total contractual provisions offset against revenue during the years ended December 31, 2002 and 2001 were $53.7 million and $35.9 million, respectively. The increase was primarily due to the accounts receivable reserve adjustment in 2002 and a full year impact of the NHR acquisition.

        Health Services.    Health Services' revenue in 2002 increased $36.6 million, or 8.3%, due to the acquisition and development of centers, as well as growth in our on-site and ancillary services, which include our managed prescription program and laboratory services. This increase was partially offset by the effect of the $7.9 million accounts receivable reserve adjustment. The full year impact of the 15 centers acquired in 2001 and the 12 centers developed during 2001, as well as the three centers acquired during 2002, contributed to the revenue growth. A number of these centers were subsequently consolidated with other centers we previously owned in the same markets. The number of total patient visits per day to our centers in 2002 increased 3.6% compared with 2001 and decreased 2.2% on a same-center basis. For the years ended December 31, 2002 and 2001, Health Services derived 71.4% and 71.1% of its comparable same-center net revenue from the treatment of work-related injuries and illnesses, respectively, and 28.6% and 28.9% of its net revenue from non-injury and non-illness related medical services, respectively. Excluding on-site and ancillary services, injury-related visits constituted 49.9% of same-center visits in 2002, as compared to 51.4% for 2001. The slight increase in non-injury related visits in 2002 as compared to the prior year was primarily due to an increase in the number of new-hires made by our clients in 2002, mainly in the last half of the year, as compared to 2001, as well as hiring by new customers added during 2002. The new-hires activity affected the number of pre-employment drug screens and physical exams performed. In 2002, we experienced decreases in injury visits as compared to the prior year due primarily to a decline in the number of injuries occurring in our clients' workplaces. On a same-center basis, average revenue per visit increased 1.3% for 2002 as compared to 2001, primarily due to increases in the average prices charged for our services, partially offset by a smaller percentage of our visits being injury visits in 2002. The average fees charged for injury visits are generally higher than those charged for non-injury related visits. Same-center revenue was $396.5 million and $378.0 million for 2002 and 2001 respectively, while revenue from acquired and developed centers and ancillary services was $83.4 million and $65.3 million for the same respective periods.

        Network Services.    Revenue from our provider bill repricing and review services increased $34.9 million in 2002 from 2001, primarily due to the acquisition of NHR in November 2001. Additionally, we experienced growth in our out-of-network bill review services of $6.6 million. This growth was primarily due to an increase in the amount of gross charges reviewed as compared to the prior year and the amount of savings achieved through our review of medical charges.

        Care Management Services.    Revenue growth for Care Management Services was due primarily to our NHR acquisition in November 2001. Revenue from existing customers experienced a slight decline from the prior year. Like our two other business segments, a majority of our Care Management Services are provided to clients in the workers' compensation market. In a manner similar to our other business segments, we have experienced declines in referral trends, which we believe primarily relate to the overall drop in nationwide employment and related rates of workplace injuries. Generally, Health Services is the first segment to be affected by economic downturns and upturns since it sees patients at the initial time of injury. Network Services is the second segment to be affected since it involves the review of bills generated from injury-related visits. Care Management Services is the final segment to experience the effects of changing injury trends since it generally receives referrals for service a number of months after the initial injury occurs. Accordingly, we believe a primary cause of the decline in revenue experienced in Care Management Services in 2002 was related to the effects of declines in workplace injuries that we first experienced in the Health Services business during 2001.

        In addition to the economic effects described above, we have encountered, to a lesser extent, some revenue declines in our independent medical exams services associated with client referral volume decreases due to the integration of NHR's operations with our own.

  Cost of Services

        The increase in total cost of services in 2002 from 2001 was primarily due to the acquisition of NHR and HNS in November 2001. Additionally, adjustments to the accounts receivable reserve in the first quarter of 2002 contributed to this increase. As part of the review of our accounts receivable history and collection experience, Health Services recorded an adjustment of $1.7 million in the first quarter of 2002 to increase its bad debt reserves.

  Gross Profit

        The increase in the gross profit was primarily due to the acquisitions of NHR and HNS in November 2001. The decrease in the gross profit margin was due primarily to revenue increases in Care Management and Network Services that did not proportionately offset the increases in our cost of services. The decrease in our gross profit percentage was also due to the change in our accounting estimate for accounts receivable reserves in the first quarter of 2002.

        Health Services.    Health Services' gross profit decreased $2.0 million to $65.8 million in 2002 from $67.8 million in 2001, and its gross profit margin decreased by 1.4% to 13.9% from 15.3% for the same periods. The primary factor in this gross profit decrease for 2002 was a $9.6 million increase in accounts receivable reserves related to the change in accounting estimate in the first quarter of 2002, consisting of a $7.9 million reduction in revenue and a $1.7 million increase in cost of services. Health Services' offsetting gross profit increase of $7.6 million was primarily due to improved revenue and the comparative improvement in the year-to-year performance of Em3 and OccMed.

        Network Services.    Network Services' gross profit increase in 2002 from 2001 was primarily related to the acquisition of NHR in 2001. The slight decrease in the gross margin was due to higher proportionate growth in cost of services over the growth in revenue.

        Care Management Services.    Care Management Services' gross profit increase in 2002 from 2001 was primarily due to the 2001 acquisition of NHR. Decreases in our comparative gross margin related primarily to reductions in revenue for which there were not corresponding reductions in costs. Additionally, costs within Care Management Services, and to a lesser extent in Network Services, were also affected during the year due to an increase in the staffing levels and physician costs associated with services provided to our auto insurance clients. These cost increases reflect both the expansion of the business in markets where we are seeking new business as well as increases in service levels to existing customer accounts. During the latter part of the third quarter and throughout the fourth quarter of 2002, we evaluated and implemented various cost reduction initiatives in an effort to lower the cost structure of our case management services and independent medical exams businesses. These initiatives generally seek to lower our staffing to levels more commensurate with current referral volume levels, and they could contribute to improvements in our Care Management Services margins as a whole. However, our margin will be dependent both on our ability to achieve and sustain the planned reductions as well as on the degree to which we achieve stable or growing revenue trends.

  General and Administrative Expenses

        General and administrative expenses for 2002 were $106.2 million, or 10.6% of revenue, compared to $81.6 million, or 9.5% of revenue, for 2001. This increase was primarily due to the acquisitions of NHR and HNS in 2001. Partially offsetting this increase was a 2002 decrease in general and administrative expenses related to a $2.4 million reduction in employee benefits associated with a reduction in the amount of employee contributions we matched in our defined contribution plan as compared to prior years. This decrease in expenses was offset by $2.1 million in expenses associated with the separation of our former chief operating officer, certain other officers and division management.

  Amortization of Intangibles

        Amortization of intangibles decreased in 2002 to $3.8 million from $15.7 million in 2001, or 0.4% and 1.8% as a percentage of revenue for 2002 and 2001, respectively. This decrease was primarily the result of the implementation of SFAS 142, Goodwill and Other Intangible Assets on January 1, 2002, which discontinued the amortization of goodwill and intangible assets with an indefinite life, partially offset by the amortization of other intangibles associated with the NHR acquisition in November 2001.

  Unusual Charges

        Due to a change in estimates, we reversed $1.7 million in restructuring costs in 2002 related to restructuring reserves from 1998 and 1999. Transaction costs of $0.5 million relating to the Em3 and OccMed acquisitions partially offset these expense reversals. For further discussion of our unusual charges, see "—Unusual Charge Reserves" below and note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

  Interest Expense, Net

        Interest expense decreased $2.8 million in 2002 to $63.6 million from $66.4 million in 2001. This decrease was due primarily to lower interest rates in 2002 and the redemption of $47.5 million of our existing 13% senior subordinated notes in July 2002. As of December 31, 2002, approximately 70.2% of our debt bore interest at floating rates.

  Interest Rate Hedging Arrangements

        In 2002 and 2001, we used interest rate collars to reduce our exposure to variable interest rates and because our previous credit agreement required them. These collars generally provided for certain ceilings and floors on interest payments as the three-month LIBOR rate increased and decreased, respectively. The changes in fair value of this combination of ceilings and floors were recognized each period in earnings. We recorded a loss of $7.6 million in 2002, as compared to a loss of $13.6 million for 2001. These losses were based upon the change in the fair value of our interest rate collar agreements. This earnings impact and any subsequent changes in our earnings as a result of the changes in the fair values of the interest rate collars were non-cash charges or credits and did not impact cash flows from operations or operating income. In connection with the 2003 refinancing transactions, we terminated these collars.

  Early Retirement of Debt

        We redeemed $47.5 million of our existing 13% senior subordinated notes in July 2002 and prepaid $25.0 million of our previous senior term debt in November 2002. In accordance with SFAS 145, we included in income from continuing operations $7.4 million and $0.5 million of debt extinguishment costs in the third and fourth quarters of 2002, respectively. These costs were comprised of $6.2 million premium over the face amount of the redeemed existing 13% senior subordinated notes and $1.7 million of related existing deferred financing fees and other expenses.

  Provision for Income Taxes

        We recorded tax provisions of $10.6 million and $3.8 million in 2002 and 2001, which reflected effective tax rates of 1,036.5% and (25.6%), respectively. The effective rate differed from the statutory rate primarily due to the impact of state income taxes and the deferred income tax valuation allowance. For further discussion of our income taxes, see "Critical Accounting Policies—Deferred Income Tax Asset Valuation Allowance" and note 7 in our audited consolidated financial statements included elsewhere in this prospectus.

Unusual Charge Reserves

        In connection with the NHR acquisition in November 2001, we recorded $6.0 million in asset write-downs and $6.8 million in restructuring costs, which were primarily associated with employee severance and facilities consolidation costs. Of this $12.8 million, $5.5 million was recognized in 2001 as a charge for the acquisition of affiliate and was reflective of WCAS's proportionate ownership percentage in NHR as applied to the total amount of asset write-downs and restructuring liabilities that occurred in connection with the acquisition. Unusual charges of $0.5 million were recorded to reflect employee severance and facility consolidation costs associated with our facilities. The remaining $6.8 million, which was reflective of the remaining proportionate ownership percentage in NHR as applied to the total amount of asset write-downs and restructuring liabilities that occurred in connection with the acquisition, were recorded under the purchase method of accounting. In the last half of 2002, we recorded an additional $0.6 million to the restructuring cost accrual due to a change in estimates. Through December 31, 2003, we used $6.0 million associated with asset write-downs, and we had paid approximately $0.9 million for professional fees and services, including investment banking, legal, accounting and regulatory fees, $3.4 million in facility consolidations, $2.0 million in costs related to personnel reductions and $0.1 million for other unusual costs. At December 31, 2003, approximately $1.0 million of the unusual cost accrual remained for facility obligations with terms expiring through 2006, costs related to personnel reductions and other unusual charges. We anticipate that the majority of the liability will be paid over the next 12 months.

Acquisitions and Divestitures

        Periodically, we evaluate opportunities to acquire or divest of businesses when we believe those actions will enhance our future growth and financial performance. Currently, to the extent we consider acquisitions, they are typically businesses that operate in the same markets or along the same service lines as those in which we currently operate. Our evaluations are subject to our availability of capital, our debt covenant requirements and a number of other financial and operating considerations. The process involved in evaluating, negotiating, gaining required approvals and other necessary activities associated with individual acquisition or divestiture opportunities can be extensive and involve a significant passage of time. It is also not uncommon for discussions to be called off and anticipated acquisitions or divestitures to be terminated shortly in advance of the date upon which they were to have been consummated. As such, we generally endeavor to announce material acquisitions and divestitures based on their relative size and anticipated effect on our company, once we believe they have reached a state in the acquisition or divestiture process where we believe that their consummation is reasonably certain and with consideration of other legal and general business practices.

        During 2003 and 2002, we acquired a total of nine occupational healthcare centers, as well as the 12 centers obtained in the acquisition of substantially all of the assets and liabilities of OccMed. During this time we also acquired Em3. In the first nine months of 2004, we acquired seven occupational healthcare centers. We currently believe we will consummate some additional acquisitions of centers in small transactions through our Health Services segment during the last quarter of 2004.

Liquidity and Capital Resources

        The $155.0 million aggregate principal amount of the old notes was issued as part of the Transactions. See "Description of the New Notes" for a discussion of the terms of the new notes. Concurrent with the offering of the old notes, we amended our existing credit facility to enable us to incur an additional $70.0 million in term indebtedness. Our amended credit facility consists of a $401.5 million term loan facility and a $100.0 million revolving loan facility. See "Description of Other Indebtedness—Amended Credit Facility" for further description of the terms of the amended credit facility. The net proceeds from the old notes offering, together with borrowings under our amended credit facility and cash on hand, were used to (1) purchase $114.9 million in principal amount of our existing 13% senior subordinated notes that were tendered in the tender offer for these notes, pay $4.7 million of accrued and unpaid interest to the purchase date and pay $9.8 million of related tender offer premiums and consent payments, (2) declare a dividend of $97.3 million to our parent, Concentra Inc., approximately $96.0 million of which was paid following the consummation of the Financing Transactions and approximately $1.3 million of which will be paid on a deferred basis to holders of our parent's deferred share units, (3) on August 16, 2004, redeem the $27.6 million in principal amount of the 13% senior subordinated notes not tendered in the tender offer, pay approximately $1.8 million of accrued interest thereon and pay approximately $1.8 million in redemption premiums, (4) pay $1.9 million in aggregate cash bonuses to our management, (5) pay $0.6 million to holders of "in-the-money" options to purchase shares of common stock of our parent and (6) pay aggregate fees and expenses of approximately $7.2 million.

        Due to the fact that the majority of our debt maturities do not commence until 2009 and that our current level of cash provided by operating activities exceeds our currently anticipated capital expenditures, occupational healthcare center acquisitions and principal repayment requirements, at this time we currently believe that our cash balances, the cash flow generated from operations and our borrowing capacity under our revolving credit facility will be sufficient to provide for our liquidity needs over the next two years. After that time, absent our continued growth or other changes, our leverage ratio as it currently stands would no longer be sufficient to meet the covenant requirements of our senior credit facility and, in such an event, at that time we could need to request that our lenders amend our covenants or alternatively seek to refinance our outstanding senior indebtedness. If we are confronted by adverse business conditions during the coming two years and our cash flows decline, we could face more immediate pressures on our liquidity that might necessitate us taking actions to amend or refinance our senior indebtedness.

        Our long-term liquidity needs will consist of working capital and capital expenditure requirements, the funding of any future acquisitions, and repayment of borrowings under our revolving credit facility and the repayment of outstanding indebtedness. We intend to fund these long-term liquidity needs from the cash generated from operations, available borrowings under our revolving credit facility and, if necessary, future debt or equity financing. However, our ability to generate cash or raise additional capital is subject to our performance, general economic conditions, industry trends and other factors. Many of these factors are beyond our control or our ability to currently anticipate. Therefore, it is possible that our business will not generate sufficient cash flow from operations. We regularly evaluate conditions in the credit market for opportunities to raise new capital or to refinance debt. We cannot be certain that any future debt or equity financing will be available on terms favorable to us, or that our long-term cash generated from operations will be sufficient to meet our long-term obligations.

        Cash Flows from Operating Activities.    Cash flows from operating activities provided $79.5 million, $56.0 million and $113.6 million for the years ended December 31, 2001, 2002 and 2003, respectively. During 2001, $29.8 million of cash was provided by changes in working capital, primarily related to an increase in accounts payable and accrued expenses of $16.2 million, as well as decreases in prepaid expenses and other assets of $11.8 million and accounts receivable of $1.8 million. Accounts payable and accrued expenses increased and prepaid expenses and other assets decreased primarily due to the timing of certain payments, including the payment of accrued interest on our debt and payroll-related items, while accounts receivable decreased due to improved collections. During 2002, $10.7 million of cash was provided by changes in working capital, primarily related to decreased accounts receivable of $13.1 million and decreased prepaid expenses and other assets of $6.4 million, partially offset by decreased accounts payable and accrued expenses of $8.8 million. The 2002 decrease in net accounts receivable primarily relates to a $7.1 million net adjustment to increase contractual and bad debt allowances in the first quarter of 2002 and other increases to contractual and bad debt allowances. The first quarter 2002 adjustment was a result of the change in accounting estimate for accounts receivable reserves discussed earlier. During 2002, accounts payable and accrued expenses decreased due to the timing of certain payments, including payment of accrued interest on our debt. The increase in cash flows from operating activities in 2003 as compared to 2002 was primarily a result of increased operating income and an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable and prepaid expenses and other assets. During 2003, $21.4 million of cash was provided by changes in working capital, related to increased accounts payable and accrued liabilities of $32.5 million, partially offset by increased accounts receivable of $2.1 million and increased prepaid expenses and other assets of $9.0 million. Prepaid expenses and other assets increased primarily due to the timing of certain payments, and accounts receivable increased primarily due to continued and seasonal revenue growth. Accounts payable and accrued expenses increased due to the timing of certain payments and an increase of $7.1 million in deferred revenue.

        Cash flows from operating activities provided $50.6 million and $71.6 million for the nine months ended September 30, 2003 and 2004, respectively. The increase in cash flows from operating activities in the first nine months of 2004 as compared to the first nine months of 2003 was primarily a result of favorable changes in working capital. During the first nine months of 2003, $14.4 million of cash was used by changes in working capital, related to increased accounts receivable of $17.9 million and increased prepaid expenses and other assets of $0.9 million, partially offset by increased accounts payable and accrued expenses of $4.4 million. The increase in accounts receivable primarily relates to increases in revenue in the first nine months of 2003. Prepaid expenses and other assets as well as accounts payable and accrued expenses increased due to the timing of certain payments. During the first nine months of 2004, $7.7 million of cash was provided by changes in working capital, related to increased accounts payable and accrued liabilities of $9.5 million and decreased prepaid expenses and other assets of $10.2 million, partially offset by increased accounts receivable of $12.0 million. The increase in accounts receivable primarily relates to increases in revenue in the first nine months of 2004. Accounts payable and accrued expenses increased and prepaid expenses and other assets decreased due to the timing of certain payments, including the payment of taxes and employee benefits. One of our financial objectives is to minimize the amount of net working capital necessary for us to operate. We believe that through these efforts, we may be able to generally reduce our overall borrowing requirements. Accordingly, we periodically strive to improve the speed at which we collect our accounts receivable and to maximize the duration of our accounts payable.

        Our DSO on accounts receivable was 73 days at December 31, 2001, as compared to 62 days as of December 31, 2002 and 58 days as of December 31, 2003. At September 30, 2003, our DSO was 64 days compared to 60 days at September 30, 2004. We calculated DSO based on accounts receivable, net of allowances, divided by the average revenue per day for the prior three months. The decrease in the DSO in 2003 from 2002 and 2001 was primarily due to our increased focus on collections and increased allowances on accounts receivable. The decrease in the DSO in the third quarter of 2004 from the prior year's third quarter was primarily due to our increased focus on collections.

        In 2003, we paid approximately $1.2 million related to unusual charges that occurred in the fourth quarter of 1998, third quarter of 1999, fourth quarter of 2001, and fourth quarter of 2002. At December 31, 2003, approximately $1.0 million of the accrual for these unusual charges remained for facility lease obligations, personnel reduction costs and other payments. In the first nine months of 2004, we paid approximately $0.4 million related to unusual charges that occurred in the fourth quarter of 1998 and fourth quarter of 2001. At September 30, 2004, approximately $0.6 million of the accrual for these unusual charges remained for facility obligations with terms expiring through 2006, personnel reductions and other unusual charges. We anticipate that the majority of this liability will be paid over the next 12 months.

        Cash Flows from Investing Activities.    In 2001, we used net cash of $107.2 million in connection with acquisitions and $45.8 million of cash to purchase property and equipment, the majority of which was spent on new computer hardware and software technology, and leasehold improvements. Cash flows from investing activities also included $1.1 million of cash received from the sale of internally-

developed software. In 2002, we used net cash of $1.7 million in connection with acquisitions and $35.1 million of cash to purchase property, equipment and other assets, the majority of which was spent on new computer hardware and software technology, and leasehold improvements. Cash flows from investing activities also included $0.5 million of cash received from the sale of internally-developed software. As required by relevant accounting literature, the proceeds from this sale were offset against the amount capitalized on the consolidated balance sheet and were not recognized as revenue. In 2003, we used net cash of $6.2 million in connection with acquisitions and $29.6 million to purchase property, equipment and other assets, the majority of which was spent on new computer hardware and software technology, including $1.5 million of software acquired under a capital lease.

        In the first nine months of 2003, we used new cash of $5.1 million in connection with acquisitions and $21.1 million to purchase property, equipment and other assets, the majority of which was spent on new computer hardware and software technology, including $1.5 million of software acquired under a capital lease. In the first nine months of 2004, we used net cash of $6.8 million in connection with acquisitions and $19.2 million to purchase property, equipment and other assets, consisting primarily of new computer hardware and software technology. Given our current rate of growth in our Health Services segment and our perceived opportunities for future expansion of this business, during the last quarter of 2004 we anticipate increasing our expenditures for health center relocations, de novo development of health centers, improvements to acquired health centers and renovations. Additionally, in the ordinary course of business we endeavor to fund capital expenditures for various information technology projects that we believe will support our continued growth. Based upon our current estimates, we believe our various information technology expenditures could increase in coming quarters, primarily to support our future growth in the Network Services segment. As a result of these trends in health center and information technology projects, we anticipate that our capital expenditures for the last quarter of 2004 will increase to an amount greater than that incurred during the preceding quarters of the year. In prior years, our capital expenditures have generally been in a range of 3% to 5% of our revenue. Despite the anticipated increases in our expenditures during the last quarter of the year, we believe that our expenditures for the full year of 2004 will not exceed this range.

        Cash Flows from Financing Activities.    Cash flows provided by financing activities in 2001 of $66.3 million were primarily due to $49.7 million in net proceeds from the issuance of common stock by Concentra Inc. and increased borrowing on our amended credit facility of $6.0 million, $12.9 million of contributions from our primary stockholder, and $5.1 million of contributions from minority interests, reduced by debt repayments of $5.1 million. The proceeds from Concentra Inc.'s additional issuance of equity were used as a part of the financing for our fourth quarter 2001 acquisitions of NHR and HNS. Cash flows used in financing activities in 2002 of $9.6 million were primarily due to $80.6 million in debt repayments, partially offset by $53.0 million of proceeds from the issuance of 54 shares of common stock to Concentra Inc. and $25.4 million in proceeds contributed to us from the issuance of common stock by Concentra Inc. In order to finance the purchase of the 54 shares of our common stock, Concentra Inc. entered into a $55.0 million bridge loan agreement dated June 25, 2002 with affiliates of Salomon Smith Barney, Credit Suisse First Boston LLC and Citicorp North America, Inc. This loan requires no cash interest payments until maturity and is guaranteed by WCAS and WCAS Capital Partners III, L.P. In connection with the November 2003 refinancing transactions, we extended the maturity of this loan from June 24, 2004 to March 31, 2005. The repayment of debt primarily consisted of the third quarter 2002 redemption of $47.5 million of our 13% senior subordinated notes and $28.7 million in principal payments on our senior debt. Of the $28.7 million in principal payments, $25.0 million reflected a fourth quarter prepayment of debt made in connection with our amendment of our senior debt covenants, and the remainder reflected scheduled payments of principal. Additionally, cash flows from financing activities in 2002 reflect the payment of $3.3 million in deferred financing fees to our senior lenders under our amended credit facility in connection with gaining their approval for the redemption discussed above and in establishing revised covenant requirements as described below. Cash flows from financing activities for 2002 also reflected

$4.0 million in net proceeds and payments from the issuance and repayment of short-term debt for Em3 and OccMed. Cash flows used in financing activities in 2003 of $54.1 million were primarily due to payments on debt of $340.5 million, transfers of $193.9 million to Concentra Inc., $23.6 million in payments to terminate hedging arrangements and $13.2 million of payments of deferred financing costs, partially offset by $519.2 million in proceeds from the issuance of debt. These activities primarily related to the August 2003 and November 2003 refinancing transactions previously discussed. Included in the $519.2 million in proceeds from the issuance of debt was $1.5 million in proceeds from a five-year capital lease for software that we entered into in February 2003. We paid $1.5 million at the lease execution, with the remaining payment due in one year. Additionally, we paid $2.3 million in distributions to minority interests in 2003.

        Cash flows used in financing activities in the first nine months of 2003 of $31.1 million were primarily due to payments on debt of $339.6 million, transfer of $141.5 million to Concentra Inc., $23.6 million in payments to terminate hedging arrangements, $11.1 million of payments of deferred financing costs and distributions to minority interests of $2.6 million, partially offset by $486.5 million in proceeds from the issuance of debt. These activities primarily related to the refinancing transactions in August 2003. Included in the $486.5 million in proceeds from the issuance of debt was $1.5 million in proceeds from a capital lease. In February 2003, we entered into a five-year capital lease for certain software. We paid $1.5 million at the lease execution, with the remaining $1.5 million paid in the first quarter of 2004. Cash flows used in financing activities in the first three quarters of 2004 of $41.0 million were primarily due to the previously discussed June and August 2004 financing transactions. In connection with these financing transactions, we used cash to redeem $142.5 million of our 13% senior subordinated notes, pay a $96.0 million dividend to Concentra Inc., pay $11.6 million of early debt retirement costs and pay $8.6 million of deferred financing costs. We received $152.9 million in net proceeds from the issuance of our 9 1/8% senior subordinated notes and $70.0 million in incremental term loan borrowings under our credit agreement. In the first nine months of 2004, we also paid $2.9 million on our term loans under our credit facility and $1.1 million in distributions to minority interests.

        As necessary, we make short-term borrowings under our credit facility and have made short-term borrowings under our previous credit facility for working capital and other purposes. Given the timing of our expenditures for payroll, interest payments, acquisitions and other significant outlays, our level of borrowing under our revolving credit facility can vary substantially throughout the course of an operating period. Since January 1, 2002, the level of our borrowings under our revolving credit facilities has varied in the following manner (in thousands):

	Borrowing Level
Quarters Ending
	Minimum	Maximum	Average	Ending
March 31, 2002	$6,000	$35,000	$22,389	$21,500
June 30, 2002	—	29,000	19,082	—
September 30, 2002	—	28,500	12,821	6,000
December 31, 2002	—	12,500	1,957	—
March 31, 2003	—	9,500	1,961	—
June 30, 2003	—	—	—	—
September 30, 2003	—	—	—	—
December 31, 2003	—	—	—	—
March 31, 2004	—	—	—	—
June 30, 2004	—	—	—	—
September 30, 2004	—	—	—	—

        Off-Balance Sheet Arrangements.    We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

        Contractual Obligations.    The following table sets forth our schedule of contractual obligations prior to the Transactions at December 31, 2003, including current maturities of our long-term debt, future minimum lease payments due under non-cancelable operating leases, capital lease obligations, and other contractual obligations reflected in long-term liabilities. We did not have any open purchase obligations at December 31, 2003. Amounts in thousands:

	Total	2004	2005-06	2007-08	After 2008
Operating leases	$165,517	$40,952	$55,906	$31,444	$37,215
Capital lease obligations	1,516	1,516	—	—	—
Long-term debt	655,825	3,350	6,700	100,500	545,275
Other contractual obligations reflected in long-term liabilities on the consolidated balance sheet	11,408	1,403	174	9,752	79

Total	$834,266	$47,221	$62,780	$141,696	$582,569

        Our interest payment obligations on the long-term debt in the above table would be approximately $54.4 million, $119.3 million, $123.3 million and $60.1 million for the years 2004, 2005-2006, 2007-2008 and after 2008, respectively. For the term loans under our amended credit facility, we used forecasted three month LIBOR interest rates of 2.0%-2.5% for 2004, 2.5%-3.9% for 2005-2006, 3.9%-4.7% for 2007-2008 and 4.7%-4.8% for 2009.

        The following table sets forth our pro forma schedule of contractual obligations, including current maturities of our long-term debt, future minimum lease payments due under non-cancelable operating leases, capital lease obligations and other contractual obligations as if the Transactions and the third amendment to our credit facility had occurred on January 1, 2004. The pro forma table is based upon available information and certain assumptions we believe are reasonable. The following pro forma table is presented for informational purposes only and does not purport to represent what our contractual obligations actually would have been had the Transactions and the third amendment to our credit facility occurred at that time (dollars in thousands):

	Total	2004	2005-06	2007-08	After 2008
Operating Leases	$165,517	$40,952	$55,906	$31,444	$37,215
Capital Lease Obligations	1,516	1,516	—	—	—
Long-term Debt	738,325	4,015	8,030	8,030	718,250
Other Contractual Obligations	12,632	1,403	174	10,976	79

Pro Forma Total	$917,990	$47,886	$64,110	$50,450	$755,544

        Our interest payment obligations on the pro forma long-term debt in the above table would be approximately $48.7 million, $110.4 million, $116.7million and $111.4 million for the years 2004, 2005-2006, 2007-2008 and after 2008, respectively.

        Senior Credit Facility.    Our amended credit facility requires us to satisfy certain financial covenant ratio requirements including leverage ratios, interest coverage ratios and fixed charge coverage ratios. Our previous credit facility also contained similar financial covenant ratio requirements. In 2003 and the first three quarters of 2004, we were in compliance with our covenants, including our financial covenant ratio tests. The leverage ratio and interest coverage ratio requirements for the quarter ended September 30, 2004, were 5.25 to 1.00 and 2.35 to 1.00, respectively. While less restrictive than the requirements under the previous credit facility, the leverage ratio and the interest coverage ratio requirements under the amended credit facility become more restrictive in future quarters through the first quarter of 2009 and the fourth quarter of 2008, respectively. Although we currently anticipate achieving these required covenant levels, our ability to be in compliance with these more restrictive ratios will be dependent on our ability to increase cash flows over current levels. For further discussion of our growth strategy, see "Business—Our Business Strategy." At September 30, 2004, we had no borrowings and $17.7 million of letters of credit outstanding under our $100.0 million revolving credit facility and $400.5 million in term loans outstanding under our term loan facility. Our total indebtedness outstanding was $735.2 million at September 30, 2004.

        Our amended credit facility also contains prepayment requirements that occur based on certain net asset sales outside the ordinary course of business by us, from the proceeds of specified debt and equity issuances by us and if we have excess cash flow, as defined in the agreement. Our previous credit facility also contained prepayment requirements that occurred if our financial performance exceeded certain prescribed levels. We were not required to make any prepayments under the respective provisions in 2001, 2002, 2003 or the first three quarters of 2004. However, we anticipate that we may meet these requirements in future periods.

        Our amended credit facility was arranged by J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Manager, JPMorgan Chase Bank as the Administrative Agent, Citicorp North America, Inc. and Credit Suisse First Boston as Co-Syndication Agents, and Deutsche Banc Alex Brown as Documentation Agent. The lead lender under our amended credit facility is JPMorgan Chase Bank and the remaining lenders are a syndicate of commercial banks, the various identities of which change as banks join or leave the syndicated group.

Legal Proceedings

        We are party to certain claims and litigation in the ordinary course of business. We are not involved in any legal proceedings that we believe will result, individually or in the aggregate, in a material adverse effect upon our financial condition or results of operations.

Other Considerations

        Departure of Executive Officer.    In October 2004, we accepted the resignation of Frederick C. Dunlap as our President and Chief Operating Officer. Daniel J. Thomas, our Chief Executive Officer and a director of Concentra, has assumed the role of President of the Company. During the fourth quarter, we will incur approximately $1.1 million in severance and benefit expenses in connection with Mr. Dunlap's departure.

        Industry Developments.    Recent litigation between healthcare providers and insurers has challenged the insurers' claims adjudication practices and reimbursement decisions. Although we are not a party to any of these lawsuits, nor do they involve any of the services we provide, these types of challenges could affect insurers' use of cost containment services.

BUSINESS

Overview

        We are a leading provider of workers' compensation and other occupational healthcare services in the United States. We offer our customers a broad range of services designed to improve patient recovery and to reduce the total costs of healthcare. In 2003, we serviced over five million patient visits, reviewed and repriced over $12.0 billion in medical bills and managed or reviewed over 313,000 cases. Our initial treatment of workplace injuries and illnesses accounts for approximately 7% of total reported workplace injuries in the United States. The knowledge we have developed in improving workers' compensation results for our customers has enabled us to expand successfully into other industries, such as group health and auto insurance, where payors of healthcare and insurance benefits are also seeking to reduce costs.

        We believe we are the largest outsource provider of occupational healthcare outcomes improvement and cost containment services in the nation. Through our nationwide network of occupational healthcare centers, we serve more than 135,000 employer locations. We also provide services to over 3,700 insurance companies, group health plans, third-party administrators and other healthcare payors. These payors and our employer customers provide virtually all of our revenue, with less than 0.1% of our revenue derived from Medicare or Medicaid reimbursement.

        We provide our services through three operating segments: Health Services, Network Services and Care Management Services. Our Health Services segment treats workplace injuries and performs other occupational healthcare services. As of September 30, 2004, we provided these services through our 257 owned and managed centers, located in 84 markets within 34 states. Approximately 635 affiliated primary care physicians, as well as affiliated physical therapists, nurses and other healthcare providers, perform professional services at our centers. Our Network Services segment offers services designed to assist insurance companies and other payors in the review and reduction of the bills they receive from medical providers. During 2003, we estimate that this segment enabled our customers to eliminate an estimated $2.1 billion in excess costs. Our Care Management Services segment offers services designed to monitor cases and facilitate the return to work of injured employees who have been out of work for an extended period of time due primarily to a work-related illness or injury.

        The following chart provides an overview of our services and customer markets:

Our Competitive Strengths

        We believe that we are distinguished by the following competitive strengths:

        Leadership in Workers' Compensation and Occupational Healthcare.    We believe we are the nation's largest provider specializing in the treatment of workplace injuries and other occupational healthcare needs. In 2003, we serviced over five million patient visits, accounting for approximately 7% of total workplace injuries in the United States, reviewed and repriced over $12.0 billion in medical bills and managed or reviewed over 313,000 cases. Our extensive treatment, bill review and care management experience, as well as our clinicians' principal focus on occupational healthcare, enable us to deliver high-quality results and reduce workers' compensation costs for our customers.

        Demonstrated Superior Clinical Expertise and Outcomes.    We have developed a comprehensive set of clinical protocols for occupational injuries by collecting and analyzing data regarding treatment methodologies and outcomes achieved. By applying these clinical protocols consistently across our organization, we have produced superior patient outcomes and generated significant cost savings for our customers. For example, of the workplace injury patients we treated in 2002, 96% were able to return to work without any days lost from work, versus the national rate of 70%, as reported by the Bureau of Labor Statistics for 2002 (the most recent date for which this data is publicly available). We continue to achieve such excellent results, with 94.5% of injury patients we treated in 2003 returning to work with no lost time, and a rate of 94.0% for the nine months ended September 30, 2004. Our track record of superior clinical outcomes allows us to demonstrate the value of our services to our current and prospective customers.

        National Service Network.    We currently operate 257 dedicated occupational healthcare centers across the United States, which we believe is the broadest national network of centers in the workers' compensation industry. We have operations in 34 states, giving us a regional presence in 84 markets. In addition, to address the needs of large employers whose workforce extends beyond the geographic coverage of our centers, we expand the reach of our service offerings by giving these employers access to an additional network of select occupational healthcare providers. These providers use our proprietary software to benchmark treatment methodologies and outcomes achieved, thereby extending the delivery of consistent, high quality health services to our customers. We believe that our numerous centers and our broad geographic reach provide us with an advantage in serving national customers over single-market or regional service providers.

        Comprehensive Scope of Services.    Our broad service offerings enable us to offer our customers a single source for workers' compensation, group health, and auto injury outcomes improvement and cost containment services. Our product offerings cover the continuum of services required to process a healthcare claim from the initial incident through its final resolution. For example, our Health Services segment provides services at the outset of a claim, including initial treatment and follow-up care. Through our Network Services segment we review healthcare bills to recover excess costs incurred on patient care, including cases in which a patient is treated by a out-of-network provider or a provider with whom the insurance company does not have a negotiated billing rate. Our Care Management Services segment helps our customers minimize the costs associated with workers' compensation cases where workplace injuries or illnesses prevent employees from returning to work for an extended period of time. During 2003, we estimate that we enabled our customers to eliminate more than $2.1 billion in excess costs by using our combined service offerings.

        Effective Use of Technology.    We have developed and maintain sophisticated information systems and an extensive, proprietary database of patient outcomes, disability management information, treatment protocols, and complex regulatory provisions governing the workers' compensation market. These resources currently enable us to generate cost savings for our customers by promptly identifying and addressing care being provided outside of recommended treatment parameters and generally reducing medical and administrative costs. In addition, our information systems enable us to automate certain administrative complexities in the markets we serve and allow our customers to more easily access the range of products and services we offer. These and other uses of technology enable us to deliver superior service quality and cost savings to our customers, as well as optimize our own operating efficiencies.

        Established Base of Blue Chip Customers.    Through our nationwide network of centers, we serve over 135,000 employer locations. We also provide services to over 3,700 insurance companies, group health plans, third-party administrators and other healthcare payors. Nevertheless, no single customer represents more than 5% of our total annual revenue. We believe that we have been able to establish our strong customer base and achieve a solid rate of customer retention due to the significant name recognition that Concentra has achieved in the marketplace and due to our high quality performance.

        Strong Cash Flow Generation.    We believe our strong operating cash flow substantially enhances our competitive position in the markets we serve. During the twelve-month period ended September 30, 2004, we had cash flow from operating activities of $134.6 million. Our margins are primarily a result of our focus on superior clinical care and outcomes, our economies of scale, and our advanced information systems. In addition, we believe our strong operating cash flow strengthens our ability to fund organic and external growth initiatives, which enhances our competitiveness relative to our smaller, regional competitors.

Our Business Strategy

        Our goal is to further establish ourselves as a leading provider of healthcare outcomes improvement and cost containment services. We intend to achieve this goal by pursuing the following strategies:

        Actively Target New Health Services Customers.    We intend to continue to expand our Health Services operations by selling our services to employers and payors and by utilizing advanced database research techniques to identify potential new customers and new locations for our facilities. Qualified customers who could benefit from the services offered by one of our existing facilities are called on by one of our 214-person Health Services sales force. We also have a dedicated business development team that will continue to build and selectively acquire facilities in identified new and existing markets. By giving new customers access to high quality physicians employed by our affiliated physician groups, highly trained personnel and experience-based protocols, we intend to grow our patient visits and enhance our industry-leading position in occupational healthcare services.

        Intensify the Marketing of Our Network Services and Care Management Services.    We believe that multi-state insurance carriers, third-party administrators, and self-funded employers will continue to seek innovative ways to address rising healthcare and workers' compensation costs, and will increasingly seek to outsource outcomes improvement and cost containment services to third parties. Across our three business segments, we have built a continuum of services that responds to these outsourcing needs. We intend to build on our reputation as a leading provider of workers' compensation services to expand our Network Services and Care Management Services segments by intensifying our marketing of these services to payors in the group health marketplace. We believe that our size and experience in the workers' compensation industry has allowed us to build awareness and credibility with this customer base. In addition, we believe that our significant visibility among key decision makers within these organizations will enhance our ability to expand the services we provide these current and potential customers through our Network Services and Care Management Services segments. We believe that our growth will be further enhanced as our multi-state customers, in turn, gain market share, due in part to the outcomes and efficiencies they enjoy by using our services.

        Continue Investing in Technology to Broaden Our Service Offerings and Increase Profitability.    We have used technology effectively to deliver and demonstrate better outcomes at a more efficient cost.

        We intend to continue to invest in technology to identify and deliver further improvements in the treatment, management and administrative oversight of medical cases, thereby creating additional revenue opportunities for us from this proprietary resource. We also intend to continue building electronic interfaces with payors in an effort to reduce their administrative burdens and reduce our operating expenses. Additionally, we are currently evaluating strategies to provide our customers with fully outsourced document management and mailroom management solutions that would provide a single electronic storage location for all documents related to a claim. Our objective is to reduce our customers' costs related to claim and bill administration by combining this single electronic storage location with a proprietary web-based tool set that would allow easy entry of referrals, queries, and other request for services, as well as access to all documentation including reports, bills, and claims.

        Profitably Expand Our Outsourcing Services into the Group Health Market.    We intend to expand our presence in the group health industry. Historically, our focus in this industry has been in services designed to reduce and limit out-of-network medical costs. We believe that we are the largest outsource provider of these services in the nation today, managing over $5.7 billion annually in medical claim volume. We recently expanded the services we perform for this industry to include network management services, consisting of processes required to maintain numerous preferred provider and other managed care networks. Our services enable payors to outsource components of the network management function, namely contract repricing and provider file management, in order to improve payment accuracy and cycle times, eliminate redundant costs, and improve network management efficiency. We also provide complementary services that reduce the medical and administrative costs associated with network and out-of-network medical care and assist our customers in meeting automatic claim-adjudication objectives. We believe we are uniquely positioned to capture greater market share as demand for such strategic outsourcing services grows.

Industry Overview

  Health Services

        Occupational healthcare consists of two primary components: workers' compensation injury care and non-injury occupational healthcare services.

        Workers' Compensation Injury Care.    Generally, workers' compensation is a state-mandated, comprehensive insurance program for work-related injuries and illnesses. In the United States, each of the 50 states, the District of Columbia and, for federal employees, the federal government, maintains its own individual workers' compensation program. Canada has a federal workers' compensation program and similar workers' insurance programs at the provincial level. Each political jurisdiction is responsible for implementing and regulating its own program. Consequently, workers' compensation benefits and arrangements vary considerably among jurisdictions and are often highly complex.

        Workers' compensation legislation in the United States generally requires employers, either directly or indirectly through the use of insurance, to fund the total costs of an employee's medical treatment and all lost wages, legal fees and other costs associated with a work-related injury or illness. Typically, work-related maladies are broadly defined, and injured or ill employees are entitled to extensive benefits. Employers are required to provide first-dollar coverage with no co-payment or deductible due from the injured or ill employee and, in many states, there is no lifetime limit on expenses any one employee can incur. In exchange for providing this coverage to employees, employers are not liable for benefits in excess of those provided under the relevant state statute. Employers provide this extensive benefits coverage, both for medical costs and lost wages, by purchasing commercial insurance from private insurance companies, participating in state-run insurance funds or self-insuring.

        The amounts and methods of compensation for healthcare providers who perform workers' compensation injury care services differ from state to state. As of September 30, 2004, 42 states had adopted fee schedules under which all healthcare providers are uniformly compensated within a particular state. The fee schedules are set by each state and generally prescribe the maximum amounts that may be paid for a designated procedure. In states without fee schedules, healthcare providers are reimbursed based on usual, customary and reasonable fees charged in the particular state in which the services are provided.

        Limits on an employee's right to select a specific workers' compensation healthcare provider vary among states. According to the Workers' Compensation Research Institute, 37 states currently limit employees' initial choice of provider, and two states prohibited employees from changing providers. Furthermore, 45 states and the District of Columbia placed restrictions on employees' ability to switch providers, including provisions requiring employer approval for any changes. Generally, an employer will also have the ability to direct its employees to particular providers when the employer is self-insured. It has been our experience that our results of operations and business prospects in a particular state do not materially differ as a result of state-to-state differences in the requirements regarding direction of care. We believe that employers greatly influence their employees' choices of physicians even in states that permit employees to select their own providers.

        In recent years, the dollar amount of workers' compensation claims has increased significantly. According to the National Safety Council, total workers' compensation costs to employers in the United States exceeded $146.6 billion in 2002. Although total U.S. workers' compensation costs have increased, work-related injury rates have declined recently due to improvements in workplace safety and general shifts in job composition toward less physical work activities, as well as outsourcing of certain job functions to foreign countries. Historically, steady increases in the overall workforce have partially offset these declining injury rates. We believe the market for workers' compensation and occupational healthcare will grow in future years primarily due to the following factors:

  •
  premium increases for workers' compensation insurance;

  •
  broader definitions of work-related injuries and illnesses covered by workers' compensation laws;

  •
  the shifting of medical costs from group health plans to the workers' compensation system as the result of an increase in the number of uninsured individuals and the first dollar coverage provided in workers' compensation programs;

  •
  an aging work force;

  •
  medical cost inflation;

  •
  the under-utilization of comprehensive cost containment programs in the workers' compensation industry; and

  •
  the recovery of employment growth rates within the United States.

        Because workers' compensation benefits are mandated by law and subject to extensive regulation, insurers, third-party administrators and employers do not have the same flexibility to alter benefits as they have with other health benefit programs. In addition, workers' compensation programs vary among jurisdictions, making it difficult for insurance companies and multi-state employers to adopt uniform policies to administer, manage and control the costs of benefits across states. As a result, managing the cost of workers' compensation requires approaches that are tailored to the specific regulatory environments in which the employer operates.

        Non-Injury Occupational Health Services.    Non-injury occupational health services include occupational physical examinations, drug and alcohol testing, functional capacity testing and other related programs designed to meet specific employer, state or federal requirements. Non-injury occupational healthcare services also include programs to assist employers in complying with an increasing number of federal and state health and safety requirements, including hearing conservation programs, toxic chemical exposure surveillance and monitoring programs and physical examinations mandated by the Department of Transportation and Federal Aviation Administration. Federal laws governing health issues in the workplace, including the Americans with Disabilities Act, have increased employers' demand for healthcare professionals who are experts in the delivery of these services.

  Network Services and Care Management Services

        Our network services are designed to assist payors in the review and reduction of medical bills. Our care management services are designed to monitor and facilitate the resolution of cases involving injured employees who have been out of work for an extended period of time due to a work-related illness or injury. We provide our network services and care management services to the following three industries:

        Workers' Compensation Industry.    As workers' compensation costs continue to increase, employers are increasingly seeking assistance from strategic outsourcing providers to help control their costs. A number of states have adopted legislation encouraging the use of workers' compensation managed care organizations in an effort to enable employers to control their workers' compensation costs. State laws regulating managed care organizations generally provide employers with an opportunity to channel injured employees into provider networks.

        Auto Insurance Industry.    Auto insurance carriers have experienced increased costs associated with the reimbursement of medical expenses, lost wages and other essential services related to personal injury protection coverage. In most states, medical evaluations and peer reviews are the primary mechanisms used to manage care rendered to individuals injured in auto accidents. Provider bill review may also be used to determine the appropriate reimbursement rate for medical services provided to injured parties. A few states have adopted formal medical management regulations that endorse the use of provider networks or formal utilization review programs.

        Group Health Industry.    According to the Centers for Medicare and Medicaid Services, private health insurance expenditures for personal healthcare in the United States were estimated to total over $607.0 billion in 2003. In particular, healthcare payors are exposed to high costs when medical care under a group health plan is delivered on a non-contractual basis, commonly referred to as an out-of-network claim. These claims arise when services are provided outside of either a healthcare payor's geographic coverage area or its network of providers. Out-of-network healthcare claims expose payors to a greater incidence of over-utilization, cost shifting, upcoding and billing errors than contracted or in-network claims do. Out-of-network bill review service providers produce savings for their customers by analyzing and applying cost savings techniques to out-of-network medical claims.

Services and Operations

        We provide our services through three primary operating segments: Health Services, Network Services and Care Management Services. Our service offerings in these segments encompass the performance of necessary services for each stage of a healthcare claim, from the initial incident through its final resolution.

Health Services

        Our health services include injury care services and other occupational healthcare services to assist our customers in maintaining healthy employees and safe workplaces. These services are provided at our 257 owned and managed occupational healthcare centers by physicians, physical therapists and other licensed healthcare professionals who are employed by our affiliated physician groups. We maintain long-term management agreements with each physician group pursuant to which we manage all administrative aspects of the clinics, providing a broad array of business services to facilitate the provision of medical services at the occupation healthcare centers by the licensed healthcare professionals that they employ.

        During 2003, approximately 50.1% of all patient visits to our centers were for the treatment of injuries or illnesses and 49.9% were for non-injury occupational healthcare services.

        Our principal channel for delivering health services is through our 257 owned and managed occupational healthcare centers, located in 84 markets within 34 states. In response to the needs of large employers whose workforces extend beyond the geographic coverage available through our centers, we have expanded our healthcare service offerings to include a network of select occupational healthcare providers. These providers use our proprietary software to benchmark treatment methodologies and outcomes achieved, thereby extending the delivery of consistent, high quality health services to our customers.

        By serving as an entry point for quality medical care in workers' compensation cases, we can promptly identify for employers those cases that have the potential to result in significant recovery time and employer costs. Also, through our ancillary programs, such as physical examinations, Americans with Disabilities Act compliance assistance, substance abuse testing, job-specific return-to-work evaluation and related injury prevention services, we strengthen our relationships with employers and help prevent occurrences of workplace injuries and illnesses.

        We develop clusters of centers in new and existing geographic markets through acquisitions and internal development. In selected markets in which a hospital management company, hospital system or other healthcare provider has a significant presence, we focus our expansion efforts on strategic joint ventures or management agreements. In our joint venture relationships, we typically acquire a majority ownership interest in the venture and agree to manage the venture for a management fee based on its net revenue.

        Provider Arrangements.    We manage physician-owned entities or groups that employ the physicians, physical therapists and other healthcare providers performing healthcare services at our centers. Our affiliated physician groups are independently organized professional corporations or associations owned by physicians that hire these licensed providers to provide healthcare services to the centers' patients. The physicians employed by our affiliated physician groups do not maintain other practices. Each of the physicians typically enters into a written employment agreement with one of our affiliated physician groups that prohibits the physician from competing with the group within a defined geographic area and from soliciting its employees and clients for a period of time after termination of employment. The enforceability of these restrictive covenants varies from state to state, but the physician groups attempt to structure and enforce all of them in compliance with applicable laws.

        We maintain long-term management agreements with our affiliated physician groups under which we exclusively manage all aspects of the operation other than the provision of medical services. Under each management agreement, we provide a wide array of business services to our affiliated physician groups, such as:

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  non-medical support personnel;

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  practice and facilities management;

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  billing and collection;

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  accounting;

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  tax and financial management;

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  human resources management;

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  risk management;

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  marketing and information-based services, such as process management and outcomes analysis; and

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  assistance in the recruitment of physicians, nurses, physical therapists, and other healthcare providers.

        We receive a management fee based on the services performed at the centers. The management fee is subject to renegotiation and may be adjusted from time to time to reflect industry practice, business conditions and actual expenses for contractual allowances and bad debts. Our affiliated physician groups operate in accordance with annual budgets. We consult with our affiliated physician groups to aid in establishing their budgets. The management agreements with our affiliated physician groups provide that we have no obligation to supply working capital out of our funds for our affiliated physician groups or their operations.

        The physician owners of our affiliated physician groups retain sole responsibility for all medical decisions, as well as for hiring and managing physician employees, developing operating policies and procedures, implementing professional standards and controls and maintaining malpractice insurance. Subject to certain exceptions, each of our affiliated physician groups indemnifies us against any loss or expense arising from acts or omissions of the physician group, including claims for malpractice.

        Information Systems.    We use information systems and technology to enhance our delivery of occupational healthcare services. The backbone of our platform is a wide area network, or WAN, in each market in which we provide health services. All centers in a market use a patient administration system named OccuSource™ that allows each center to access and share a common database for that market. The database contains employer protocols, patient records and other information regarding our operations in the market. We also have created a centralized repository of patient data to be used for clinical outcomes analysis, among other things. We believe that our commitment to continued development of our healthcare information system assists us in our delivery of high quality, cost-effective services.

        We recently implemented a new application for our providers using wireless, handheld touchscreen devices in all of our centers. Our providers are now able to create and approve clinical notes in real time, which decreases the time spent on patient processing and invoice development.

        We typically generate revenue from our health services on a fee-for-service basis. Revenue from health services as a percentage of our total revenue was approximately 51.7% in 2001 and 47.2% in 2002 and 48.7% in 2003.

Network Services

        Our network services include:

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  in-network and out-of-network bill review and repricing services;

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  network management;

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  access to preferred provider networks; and

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  first notice of loss or injury services.

        These services are designed to reduce medical and administrative costs by monitoring the timing, appropriateness and pricing of medical care. Our network services customers typically pay us an agreed-upon fee per bill reviewed and repriced or a percentage of their savings generated by the performance of our services, except that our first notice of loss or injury customers reimburse us on a fee-for-service basis.

        Although we perform all of our network services for the workers' compensation and auto insurance markets, these markets predominantly use our provider bill review and repricing services, preferred provider networks and first notice of loss or injury services. Currently, our principal customer base for our out-of-network bill review services is the group health market, but we continue to expand our out-of-network bill review services to the workers' compensation and auto insurance markets.

        We offer our network services both separately and on a bundled basis as a part of or as a full-service cost containment program. Our comprehensive approach to cost containment serves the needs of a broad range of customers, from local to national accounts.

        We believe that the demand for our network services will continue to increase as a result of:

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  greater payor awareness of the availability of these techniques for controlling the costs of medical claims;

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  verifiable savings obtained through application of cost containment techniques;

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  ongoing improvements in savings obtained through cost containment services; and

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  the need for enhanced claims processing efficiencies that will drive administrative savings in each industry that we serve.

        In-Network and Out-of-Network Provider Bill Review and Repricing.    We review and reprice medical bills for workers' compensation and auto insurance claims. For workers' compensation claims made in states with state-mandated fee schedule rates, we will review the amounts charged and, if they are in excess of the respective fee schedule rates, we will reprice down to the allowable rate. For claims made in states without state-mandated fee schedule rates, we will review the amounts charged and, if they are in excess of the usual, customary and reasonable rate ("UCR rate"), we will reprice down to the UCR rate. We determine UCR rates for each region in accordance with industry standards utilizing current industry data. For auto insurance claims, we will review the amounts charged and, if they are in excess of the UCR rate, we will reprice down to the UCR rate. Additionally, our automated bill review service enables us to identify duplicative billings and provide our customers with access to certain preferred provider pricing schedules, including those of our contracted provider networks, to achieve additional savings below the fee schedules or below the UCR rates. Our customers compensate us for these services by providing us a percentage of the savings we achieve, a flat fee per bill reviewed, or a combination of these two compensation methods.

        Out-of-network claims arise when medical services are provided outside a healthcare payor's geographic coverage area or its contracted network of providers. This type of claim often exposes healthcare payors to very high medical costs. Our services focus on the repricing of out-of-network medical bills and the reduction of administrative expenses associated with reviewing and analyzing medical bills.

        We believe that we are the market leader in providing out-of-network bill review services in the group health market and seek to increase further our presence in this market. We hope to continue to expand our services in the workers' compensation and auto insurance markets through performance of out-of-network provider bill repricing and review services.

        Network Management.    We perform network management services that enable our customers to outsource the processes required to maintain and apply the discounts for numerous preferred provider and other managed care networks. By performing these services for our customers, we improve payment accuracy and cycle times and eliminate redundant costs. Our customers reimburse us for these services on a fee-for-service basis according to the types of network management services we perform on their behalf.

        Access to Preferred Provider Networks.    We provide our customers with access to national provider networks. These provider networks offer high quality medical care at pre-negotiated discounts, enabling our customers to refer or, in certain states, to direct, patients to a contracted provider network as a means of managing their healthcare costs. As of September 30, 2004, our national workers' compensation provider network included over 558,000 individual providers and over 4,100 hospitals located in all 50 states and the District of Columbia. Our customers compensate us for access to contracted provider networks by paying us primarily a percentage of their savings.

        First Notice of Loss or Injury Services.    We provide a computerized first notice of loss or injury service using three centralized call centers and a web-based intake platform. We provide our first notice of loss or injury services primarily to workers' compensation carriers for first report of injuries and to the auto industry for first notice of loss reporting. We receive claims from individuals, employers, agents, risk managers and insurance personnel. Upon receipt, we electronically transfer each report of loss or injury to the appropriate state agency, the employer and the employer's insurance company in accordance with applicable state requirements and the unique business rules of each customer.

        Our first notice of loss or injury services assist our customers in the timely preparation and distribution of state-mandated injury reports, serve as an early intervention tool for claim management, and provide us with cross-selling and referral opportunities. By receiving the initial reports of injuries or accidents, we are able to assist our customers in mitigating the costs associated with those events. For the performance of our first notice of loss or injury services, our customers pay us on a fee-per-claim basis.

        Information Systems.    We use a proprietary system to perform our out-of-network bill review services. We receive bills through multiple access points in order to minimize the administrative cost to our customers. Once a bill is entered into our system, we evaluate and analyze the bill, using our extensive database and applying our customers' preferences and requirements to identify the type of claims review service with the greatest expected savings. We are compensated for these services primarily on a percentage-of-savings basis.

        For our first notice of loss or injury service line, we have developed and licensed to third parties a web-based reporting system for all lines of insurance that enables users to report first notices of loss or injury and obtain immediate access to customized networks and routing to appropriate and qualified healthcare providers. This application has increased the speed and efficiency of our reporting system.

        Revenue from Network Services as a percentage of our total revenue was approximately 21.6% in 2001, 23.1% in 2002 and 24.7% in 2003.

Care Management Services

        We provide care management services designed to monitor and resolve cases involving injured or ill individuals who have been out of work, receiving healthcare, or both, for an extended period of time due to a work-related or auto incident. Our care management services include:

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  field case management;

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  telephonic case management;

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  independent medical examinations;

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  utilization management; and

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  peer reviews.

        We are optimistic that we will achieve growth of our care management services due to the increased acceptance of care management techniques to help reduce the total cost of a claim and to facilitate an early return to work. We are able to identify at an early stage those cases for which cost savings may be achieved through the performance of care management services.

        Field Case Management.    We provide field case management services for workers' compensation and auto injury cases through case managers working at the local level on a one-on-one basis with injured employees and their healthcare professionals, employers and insurance company adjusters. Our field case managers are located in 44 states, the District of Columbia and parts of Canada.

        Our field case managers focus on coordinating case activities to enable injured or ill workers to recover and return to work as quickly and safely as possible through medical management and vocational rehabilitation services. The medical management services we offer include reviewing diagnoses, prognoses and treatment plans, coordinating the efforts of healthcare professionals, employers and insurance company adjusters, and encouraging compliance and active participation on the part of the injured or ill worker to increase the effectiveness of the medical care provided. Our vocational rehabilitation services include job analysis, work capacity assessments, labor market assessments, job placement assistance and return-to-work coordination.

        Telephonic Case Management.    Our telephonic case management services consist of telephonic management of workers' compensation and auto injury claims, as well as of short-term disability, long-term disability and employee absences covered under the Family and Medical Leave Act. While similar to field case management in that telephonic case managers coordinate the efforts of individuals involved in a medical claim, telephonic case management is typically performed for claims of shorter duration. Most telephonic case management claims are completed within 30 to 90 days. Telephonic case management is an important component of early intervention that enables us to identify promptly those cases that require field case management or independent medical exams.

        Independent Medical Examinations.    We provide our customers with access to healthcare professionals who perform independent medical examinations to evaluate the medical condition and treatment plan of patients. We perform independent medical examination services primarily for the occupational healthcare, disability and auto industries. Through our extensive network of independent medical professionals, our customers can receive independent medical reviews for injured claimants nationwide. Our technology enables customers to make on-line referrals and check on the current status of their cases.

        Utilization Management, Precertification and Concurrent Review.    Customers use our precertification and concurrent review services to ensure that a physician or registered nurse reviews, and precertifies if appropriate, specified medical procedures for medical necessity and appropriateness. Our precertification and concurrent review determinations are only recommendations to the customer, and the customer's claims adjuster makes the actual decision to approve or deny a request for medical services. After we precertify a treatment plan, we follow up with the claimant to evaluate compliance and, as appropriate, discuss alternative treatment plans if the claimant does not respond to the initial plan.

        Peer Reviews.    Our peer review services consist of the review of medical files by a physician, therapist, chiropractor or other healthcare provider to determine if the care provided by other healthcare professionals appears to be necessary and appropriate.

        Information Systems.    Our information systems enable us to improve our performance of care management services and our communications with our customers. Our proprietary care management information systems allow immediate exchange of information among our case managers. We have recently enhanced our care management information systems to enable our customers to make on-line referrals and check on the current status of their cases.

        We have also recently completed a major technology initiative that we believe will eventually streamline operations and enable business process improvement for our care management operations. This technology is based on a professional services automation product deployed to all of our field case managers. This technology enables us to eliminate numerous redundant, non-value-added activities, automate service delivery expectations for billing to customer contracts, and collect and report on a daily basis management performance information.

        Our customers compensate us for our care management services on a fee-for-service basis. The fees are typically flat fees determined in advance for each type of service we perform. For some of our care management services, including field and telephonic case management, fees are typically based on the number of hours we dedicate to performing services. The fees for our independent medical examination, utilization management and peer review services vary according to the geographic location, specialty and type of medical provider performing the medical examination or review. Revenue from care management services as a percentage of our total revenue was approximately 26.7% in 2001, 29.7% in 2002 and 26.6% in 2003.

Customers

        Through our nationwide network of centers, we serve over 135,000 employer locations. We also serve more than 3,700 network services and care management customers across the United States and Canada, including major underwriters of workers' compensation, group health, auto and disability insurance, third-party administrators, healthcare payors and self-insured employers.

        Although no single customer represented more than 5% of our total revenue in 2003, our two largest customers represented 4.5% and 3.8%, respectively, of our total revenue in 2003. We do not have written agreements with most of our health services customers; however, many of our network services and care management relationships are based on written agreements (most of which are terminable by either party on short notice and without penalty). We typically do not assume risk of loss in connection with the services we provide. We have no capitated arrangements. Less than 0.1% of our revenue is dependent on Medicare or Medicaid reimbursement.

Sales and Marketing

        We position ourselves as a quality service provider addressing the nation's problem of rising workers' compensation and medical costs. Our vision is to be our customers' most valued partner by providing innovative, knowledge-based medical and cost savings solutions based on our:

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  extensive clinical research and consistent performance of evidence-based medicine;

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  knowledge and expertise in workers' compensation and medical costs; and

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  significant investments in technology to integrate our services and to increase productivity and efficiency in the delivery and management of healthcare services.

        Our sales strategy is focused on selling our services at the national, regional and local levels. Our national sales force focuses on selling our integrated services to large, strategic accounts, including Fortune 1000 companies, third-party administrators and insurance carriers and brokers. Our regional sales force focuses on regional customers and supports our national sales force at the regional level. The local sales force is also a key component of our strategy as customer decisions are often made at the local level.

        As part of our marketing and sales strategy, we conduct research on medical outcomes associated with different treatment plans. Some of our research has been published in national medical journals. We also provide our existing and potential customers with reports demonstrating medical outcomes and cost savings achieved by using our services.

Quality Assurance and Corporate Compliance Program

        We routinely use internal reviews to test the quality of our services. We conduct audits of compliance with special instructions by our customers, completion of activities in a timely fashion, quality of reporting, accuracy of billing and professionalism in contacts with healthcare providers. We also conduct audits on a nationwide basis for particular customers or on a local office basis by randomly selecting files for review. We generate detailed reports outlining the audit findings and providing specific recommendations for service delivery improvements. When appropriate, we conduct follow-up audits to ensure that recommendations from the initial audit have been implemented.

        We have a comprehensive, company-wide corporate compliance program. The key components of our compliance program include the following:

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  a compliance officer and compliance committee responsible for oversight of our compliance program and reporting to our board of directors and the audit and compliance committee of our board of directors;

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  a code of business conduct and ethics, addressing certain legal and ethical obligations of our directors and employees;

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  employee education and training requirements;

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  an internal system for reporting employees' concerns;

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  a hotline staffed by a third-party vendor for reporting employees' concerns anonymously;

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  an annual compliance survey distributed to certain management employees;

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  ongoing auditing and monitoring programs, including periodic risk assessments and reviews;

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  enforcement provisions if the compliance program policies are violated; and

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  periodic reporting to and oversight by our board of directors and the audit and compliance committee of our board of directors.

Competition

  Health Services

        The market to provide occupational healthcare services is highly fragmented and competitive. Our primary competitors are typically independent physicians, chiropractors, hospital emergency departments and hospital-owned or hospital-affiliated medical facilities. We believe we are the largest outsource provider of occupational healthcare services in the nation, treating approximately 7% of the total reported workplace injuries in the United States. The next two closest competitors are US Healthworks, Inc. and Occupational Health + Rehabilitation, Inc. As managed care techniques continue to gain acceptance in the occupational healthcare marketplace, however, we believe that our competitors will increasingly consist of nationally-focused workers' compensation managed care service companies, specialized provider groups, insurance companies, health management organizations and other significant providers of managed care products. These organizations may be significantly larger and have greater financial and marketing resources than we do. We cannot assure you that we will be able to compete effectively against these organizations in the future.

        Because we believe the barriers to entry in our geographic markets are not substantial and our current customers have the flexibility to move easily to new healthcare service providers, the addition of new competitors may occur relatively quickly. Some of our contracted physicians and other healthcare providers may elect to compete with us by offering their own products and services to our customers. In addition, significant merger and acquisition activity has occurred in our industry as well as in industries that supply products to us, such as the hospital, physician, pharmaceutical, medical device and health information systems industries. If competition within our industry intensifies, our ability to retain customers or physicians, or maintain or increase our revenue growth, pricing flexibility and control over medical cost trends and marketing expenses, may be compromised.

  Network Services and Care Management Services

        The market for our network services and care management services is also highly fragmented and competitive. Our competitors include national managed care providers, preferred provider networks, smaller independent providers and insurance companies. Companies that offer one or more workers' compensation managed care services on a national basis are our primary competitors. We are the largest outsource provider of occupational healthcare improvement and cost containment services in the nation. Our three closest competitors are Corvel Corporation, an independent nationwide provider of medical cost containment and managed care services, GENEX Services, Inc., a subsidiary of UnumProvident Corp., providing disability management services, and First Health Group Corp., a national managed care company serving the group health, workers' compensation and state agency markets. Additionally, we encounter pricing competition from smaller providers of out-of-network services. We also compete with many smaller vendors that generally provide unbundled services on a local level, particularly companies that have an established relationship with a local insurance company adjuster. In addition, several large workers' compensation insurance carriers offer managed care services for their customers, either by performance of the services in-house or by outsourcing to organizations like ours. If these carriers increase their performance of these services in-house, our business could be adversely affected.

Government Regulation

  General

        As a provider of health, network and care management services, we are subject to extensive and increasing regulation by a number of governmental entities at the federal, state and local levels. We are also subject to laws and regulations relating to business corporations in general. In recent years, Congress and state legislatures have introduced an increasing number of proposals to make significant changes in the healthcare system. Changes in law and regulatory interpretations could reduce our revenue and profitability.

        At September 30, 2004, two states have legislation pending that may potentially reduce our revenue and profitability:

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  Legislation pending in New Jersey would grant workers' compensation patients the ability to choose their treating provider(s) without restriction, eliminating the ability of employers to direct care into a PPO network. If workers' compensation patients choose providers other than providers in our PPO network, it may reduce our revenue and profitability.

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  Legislation pending in Illinois proposes to establish a workers' compensation fee schedule, potentially reducing the level of provider reimbursement, which may reduce our revenue and profitability.

        In addition, both federal and state proposed rules may potentially reduce our revenue and profitability:

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  The State of Tennessee has recently mandated the development of a medical fee schedule, to be developed and become effective by July 1, 2005, which may result in a decrease in our revenue and profitability.

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  Recently proposed federal rules governing use of alternative specimens by the drug testing industry would increase costs associated with staffing, training, equipment expenditures and procedural changes and may increase risk of litigation through potential bias and discrimination claims.

  Workers' Compensation Laws and Regulations

        In performing services for the workers' compensation industry, we must comply with applicable workers' compensation laws. Workers' compensation laws generally require employers to assume financial responsibility for medical costs, lost wages and related legal costs of work-related illnesses and injuries. These laws establish the rights of workers to receive benefits and to appeal benefit denials. Workers' compensation laws generally prohibit charging medical co-payments or deductibles to employees. In addition, certain states restrict employers' rights to select healthcare providers.

        Several states have special requirements for physicians providing non-emergency care for workers' compensation patients. These requirements frequently require registration with the state agency governing workers' compensation, as well as special continuing education and training requirements. In those states, we must establish procedures to confirm that physicians providing services at our centers have completed these requirements.

        At present, our affiliated physicians perform health services in 26 states that have treatment-specific fee schedules with established maximum reimbursement levels. The remaining states in which we manage clinics provide for a "reasonableness" review of medical costs paid or reimbursed by workers' compensation. When not governed by a fee schedule, we adjust our charges to the usual, customary and reasonable levels accepted by the payor.

        Some states limit the ability of the employer to direct an injured employee to a specific provider to receive non-emergency workers' compensation medical care, while other states allow the employer to direct care to a specific provider. In other states, the employee is free to receive treatment from any qualified provider the employee chooses. Even in those states where the employer is permitted to direct an injured employee to a specific provider, the employer's ability to direct care is frequently limited only to a certain timeframe and/or to a limited group of eligible providers. States typically also mandate administrative procedures for employees who desire to change providers. In some states that typically do not permit direction of care, the employer still has the right to direct care if the employer participates in a managed care organization for workers' compensation medical care.

        Many states permit an employer to post a list of primary care physicians available to provide care to injured employees. Those states frequently place restrictions on the content of those postings, including the number and categories of providers that must be listed.

        Many states have licensing and other regulatory requirements related to workers' compensation that apply to our network services and care management business lines. As of September 30, 2004, 30 states have enacted laws that require licensing of businesses that provide workers' compensation medical review services. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control and dispute resolution procedures. In addition, a number of states have adopted laws regulating the operation of managed care provider networks. These laws apply to managed care provider networks having contracts with us and, in some states, to provider networks that we are affiliated with and may affiliate with in the future. To the extent that we are governed by these regulations, we may be subject to additional licensing requirements, financial oversight and procedural standards for beneficiaries and providers.

  Corporate Practice of Medicine and Other Laws

        We are not licensed to practice medicine. Every state in which our Health Services segment operates limits the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals. Corporations generally may not exercise control over the medical decisions of physicians. Many states also limit the scope of business relationships between business entities and medical professionals, particularly with respect to fee splitting. Most state fee-splitting laws only prohibit a physician from sharing medical fees with a referral source, but some states have interpreted certain management agreements between business entities and physicians as unlawful fee-splitting. Statutes and regulations relating to the practice of medicine, fee-splitting and similar issues vary widely from state to state. Because these laws are often vague, their application is frequently dependent on court rulings and attorney general opinions.

        Under the management agreements with our affiliated physician groups, the groups retain sole responsibility for all medical decisions, as well as for hiring and managing physician employees,

developing operating policies and procedures, implementing professional standards and controls and maintaining malpractice insurance. We attempt to structure all of our health services operations, including arrangements with our affiliated physician groups, to comply with applicable state statutes regarding corporate practice of medicine, fee-splitting and similar issues. However, there can be no assurance:

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  that private parties, or courts or governmental officials with the power to interpret or enforce these laws and regulations, will not assert that we are in violation of such laws and regulations;

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  that future interpretations of such laws and regulations will not require us to modify the structure and organization of our business; or

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  that any such enforcement action, which could subject us and our affiliated physician groups to penalties or restructuring or reorganization of our business, will not adversely affect our business or results of operations.

  Laboratory Regulation

        We own a toxicology laboratory, Advanced Toxicology Network, that tests urine samples to determine drug and alcohol levels. Many of these samples are obtained from our health services operations. Our laboratory is certified by the Substance Abuse and Mental Health Services Administration and maintains licensure where required for toxicology laboratory operations.

  Anti-Kickback, Physician Self-Referral and Other Fraud and Abuse Laws

        A federal law commonly referred to as the "Anti-Kickback Statute" prohibits the offer, payment, solicitation or receipt of any form of remuneration to induce, or in return for, the referral of Medicare or other governmental health program patients or patient care opportunities, or in return for the purchase, lease or order of items or services that are covered by Medicare or other federal governmental health programs. Because the prohibitions contained in the Anti-Kickback Statute apply to the furnishing of items or services for which payment is made in "whole or in part," the Anti-Kickback Statute could be implicated if any portion of an item or service we provide is covered by any of the state or federal health benefit programs described above. Violation of these provisions constitutes a felony criminal offense and applicable sanctions include imprisonment of up to five years, criminal fines of up to $25,000, civil monetary penalties of up to $50,000 per act plus three times the amount claimed or remuneration offered and exclusion from the Medicare and Medicaid programs.

        Section 1877 of the Social Security Act, referred to herein as the "Stark Law," prohibits physicians, subject to certain exceptions described below, from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician, or an immediate family member, has an ownership or investment interest or with which the physician, or an immediate family member, has entered into a compensation arrangement. These prohibitions, contained in the Omnibus Budget Reconciliation Act of 1993, commonly known as "Stark II," amended prior federal physician self-referral legislation known as "Stark I" by expanding the list of designated health services to a total of 11 categories of health services. The physician groups with which we are affiliated provide one or more of these designated health services. Persons or entities that violate the Stark Law are subject to denial of payment for services furnished pursuant to an improper referral, civil monetary penalties of up to $15,000 for each improper claim and exclusion from the Medicare and Medicaid programs.

        Final regulations interpreting Stark I, referred to herein as the "Stark I Regulations," were issued on August 14, 1995. On January 4, 2001, the Centers for Medicare and Medicaid Services issued final regulations modifying the Stark I Regulations and interpreting parts of Stark II. The Centers for Medicare and Medicaid Services issued Phase II of these regulations on March 26, 2004 as an interim final rule with comment period. The Centers for Medicare and Medicaid Services may issue further regulations at an unknown future date.

        In addition to the Anti-Kickback Statute and the Stark Law, which generally only apply to certain federal and state healthcare programs, as part of HIPAA, Congress created five new categories of criminal federal offenses that apply to all healthcare benefit programs regardless of whether such programs are funded in whole or in part with federal funds. The five new categories of federal offenses created by HIPAA are: healthcare fraud; theft or embezzlement in connection with healthcare; false statements relating to healthcare matters; obstruction of criminal investigations of healthcare offenses; and money laundering. Violations of these provisions constitute felony criminal offenses and applicable sanctions include imprisonment and/or substantial monetary fines.

        Many states also have enacted laws similar in scope and purpose to the Anti-Kickback Statute and, in more limited instances, the Stark Law, that are not limited to services for which Medicare or Medicaid payment is made. In addition, most states have statutes, regulations or professional codes that restrict a physician from accepting various kinds of remuneration in exchange for making referrals. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. In states that have enacted these statutes, we believe that regulatory authorities and state courts interpreting these statutes may regard federal law under the Anti-Kickback Statute and the Stark Law as persuasive.

        We believe that our operations have been structured in an attempt to comply with the Anti-Kickback Statute, the Stark Law or similar federal or state laws addressing fraud and abuse. These laws are subject to modification and changes in interpretation and have not often been interpreted by appropriate authorities in a manner applicable to our business. Moreover, these laws are enforced by authorities vested with broad discretion. We also continually monitor developments in this area. If these laws are interpreted in a manner contrary to our interpretation or are reinterpreted or amended, or if new legislation is enacted with respect to healthcare fraud and abuse, illegal remuneration or similar issues, we may be required to restructure our affected operations to maintain our compliance with applicable law. We cannot assure you that this restructuring will be possible, or, if possible, will not adversely affect our business or results of operations.

  HIPAA Administrative Simplification Provisions—Patient Privacy and Security

        HIPAA requires the adoption of standards for the exchange of health information in an effort to encourage overall administrative simplification and to enhance the effectiveness and efficiency of the healthcare industry. Pursuant to HIPAA, the Secretary of the Department of Health and Human Services has issued final rules concerning the privacy and security of health information, the establishment of standard transactions and code sets and adoption of a unique employer identifier and a national provider identifier. Noncompliance with the administrative simplification provisions can result in civil monetary penalties up to $100 per violation as well as criminal penalties that include fines and imprisonment. The Department of Health and Human Services Office of Civil Rights is charged with implementing and enforcing the privacy standards, while the Centers for Medicare and Medicaid Services are responsible for implementing and enforcing the security standards, the transactions and code sets standards and the other HIPAA administrative simplification provisions.

        The HIPAA requirements only apply to covered entities, which include health plans, healthcare clearinghouses and healthcare providers that transmit any health information in electronic form. Our business unit that provides occupational healthcare services is a covered entity under HIPAA. In addition, our business units that provide cost containment services may be subject to HIPAA obligations through business associate agreements with our customers. We are also indirectly regulated by HIPAA as a plan sponsor of a healthcare benefit plan for our own employees.

        Of the HIPAA requirements, the privacy standards and the security standards have the most significant impact on our business operations. Compliance with the privacy standards was required by April 14, 2003. The privacy standards require covered entities to implement certain procedures to govern the use and disclosure of protected health information and to safeguard such information from inappropriate access, use or disclosure. Protected health information includes individually identifiable health information, such as an individual's medical records, transmitted or maintained in any format, including paper and electronic records. The privacy standards establish the different levels of individual permission that are required before a covered entity may use or disclose an individual's protected health information and establish new rights for the individual with respect to his or her protected health information.

        The final security rule was effective on April 21, 2003, and compliance with the security standards is required by April 21, 2005. This rule establishes security standards that apply to covered entities. The security standards are designed to protect health information against reasonably anticipated threats or hazards to the security or integrity of the information and to protect the information against unauthorized use or disclosure. The security standards establish a national standard for protecting the security and integrity of medical records when they are kept in electronic form.

        The administrative simplification provisions of HIPAA require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. We believe that we were in substantial compliance with the transaction and code set standards as of the applicable date for our compliance, October 16, 2003. The transaction standards require us to use standard code sets when we transmit health information in connection with certain transactions, including health claims and health payment and remittance advice.

        Compliance with these standards has required significant commitment and action by us and we expect that it will continue to do so. Because the final regulations for the privacy standards have been effective for less than one year and final regulations for the security standards have only recently been issued, we cannot predict the total financial impact of the regulations on our operations.

  Other Privacy and Confidentiality Laws

        In addition to the HIPAA requirements described above, numerous other state and federal laws regulate the privacy of an individual's health information. These laws specify the persons to whom health information can be disclosed and the conditions under which such disclosures may occur. Many states have requirements related to an individual's right to access his own medical records, as well as requirements related to the use and content of consent or authorization forms. Also, because of employers' economic interests in paying medical bills for injured employees and in the timing of the injured employees' return to work, many states have enacted special confidentiality laws related to disclosures of medical information in workers' compensation claims. These laws limit employer access to such information. To the extent state law affords greater protection of an individual's health information than that provided under HIPAA, the state law will control.

        The federal Financial Services Modernization Act, more commonly known as the Gramm-Leach-Bliley Act, sets forth requirements related to the disclosure of non-public personal financial information by financial institutions, including banks, securities firms and insurance companies. Although the statute expressly regulates the disclosure of personal financial information, some of our insurance company customers have required us to participate in their initiatives to comply with this Act.

        In addition, many states have adopted some form of the National Association of Insurance Commissioners Privacy of Consumer Financial and Health Information Model Regulation, which requires that individuals elect to permit the disclosure of his health information. Where adopted, licensees of that state's insurance department must enact procedures to secure compliance with these regulations. In addition, as of September 30, 2004, 24 states and the District of Columbia have adopted new security regulations that impact licensees of the state insurance department and their service providers. Many of our insurance company customers who are subject to these regulations require us to adhere to their compliance programs and procedures to satisfy their obligations under these regulations.

        We anticipate that there will be more regulation in the areas of privacy and confidentiality, particularly with respect to medical information. We currently monitor the privacy and confidentiality requirements that relate to our business, and we anticipate that we may have to modify our operating practices and procedures in order to comply with these requirements.

  Cost Containment Services

        Many of our cost containment services, including our case management services, involve prospective or concurrent review of requests for medical care or therapy. As of September 30, 2004, 30 states have enacted laws that require licensure, certification or other approval of businesses like ours that provide such types of workers' compensation medical review services. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control and dispute resolution procedures. Some states waive these registration requirements for entities accredited by specified recognized agencies, such as the Utilization Review Accreditation Commission.

        In addition to these licensure requirements, many states regulate various aspects of utilization review services, such as our cost containment services. Some states mandate utilization review for specified procedures or for claims exceeding stated financial limits, establish time limits for utilization review decisions, establish guidelines for the communication of utilization review decisions and provide for the appeal of utilization review decisions. Some states require case managers to be licensed. These regulations may result in increased costs of operation for us, which may have an adverse impact on our ability to compete with other available alternatives for healthcare cost control.

  Managed Care

        Many states have passed laws expressly regulating the use of managed care arrangements in workers' compensation. The definition of "managed care" varies from state to state; however, nearly all states provide that managed care involves the delivery and management of healthcare to injured employees. States that have adopted such laws typically require managed care plans to be certified, with the certification renewed every one or two years. States with managed care certification programs regulate both the types of services that must be included in a plan and specific requirements related to those services. Many states require that managed care entities perform the following types of services: reasonable access and availability of various specified types of healthcare providers; case management and utilization review; return to work programs; quality assurance programs; the use of treatment guidelines; and grievance processes.

        These certifications often may be obtained from the regulatory agency with primary oversight over workers' compensation. However, some states grant certification through various other agencies, such as the department of health or department of insurance. States frequently encourage employers and payors to adopt a managed care program by permitting direction of care and case management. Because we serve as a certified managed care organization in some states and implement portions, or all, of our customers' managed care programs on their behalf, we are subject to these certification laws.

  Use of Provider Networks

        Our ability to provide comprehensive healthcare management and cost containment services depends in part on our ability to contract with provider networks consisting of healthcare providers who share our objectives and to maintain our existing provider network. For some of our customers, we offer injured workers access to these provider networks. A number of states have adopted laws regulating the operation of managed care provider networks. These laws often apply to our provider network, managed care provider networks having contracts with us and, in some instances, provider networks that we may develop or acquire.

        To the extent these regulations apply to us, we may be subject to additional licensing requirements and financial oversight. When state laws that mandate certain provisions be contained in provider contracts are applicable to our business, we may be required to revise contract language, maintain specific contracts for states requiring differing provisions, and take other steps to ensure compliance with the contractual provisions required by law. In addition, laws mandating specific procedural standards related to the contracting process, network directories and educational materials, grievance processes, and other issues (some of which are discussed below), are frequently administratively burdensome and may require us to modify practices in order to achieve compliance.

        In 2002 and 2003, several states implemented legislation requiring the inclusion of certain language in provider contracts for group health plans that related to the timing of payments, the amount to be paid under the contracts and the payment methodology. These requirements currently impact our business for the contracts that we have with providers that relate to the performance of healthcare services that are reimbursable under group health plans. In addition, these contractual requirements may be extended to care reimbursable under workers' compensation and/or auto insurance. We may be required to amend some of our provider contracts as a result of this legislation and future legislative initiatives.

        One of the procedural standards that may apply in some states is the requirement for credentialing of all network providers. For workers' compensation, some states require that workers' compensation providers be on pre-approved lists in order to treat workers' compensation patients. These credentialing and licensing requirements may adversely affect our ability to expand our provider network.

        In addition, approximately half the states have some type of "any willing provider" law. These laws require networks to accept as participating providers any qualified professional who is willing to meet the terms and conditions of the network. For example, networks cannot decline a provider admission to the network because the network believes it already has a sufficient number of providers in a given specialty. In all but two instances, these laws are applicable to group health networks only and do not apply to workers' compensation networks. These laws could impact our ability to provide access to provider networks limited to healthcare providers who share our objectives.

        These additional licensing requirements, financial oversight and procedural standards for beneficiaries and providers may adversely affect our ability to maintain or expand our operations to new markets and increase our cost of providing services.

  Prompt Pay Laws

        Many states are considering or have enacted legislation governing prompt payment for healthcare services. These laws generally define a process for the payment of claims and set a specific timeframe during which payors must remit payment for services rendered. Although we are not responsible for provider payment, our network and cost containment services customers typically do have that responsibility and may require assistance from us in performing our services within the prescribed time periods under these laws. As of September 30, 2004, 43 states have some form of prompt pay law for workers' compensation, and most states have implemented prompt pay laws for the provision of group health medical services.

        In addition to mandating timeframes in which claims must be paid, these laws frequently define what constitutes a "clean claim." A clean claim is a medical claim that contains all of the information deemed to be required under the law for the claim to be processed and paid. Typically, states with these laws require use of standardized forms and specify how various fields on those forms should be completed. These laws also typically detail the types of attachments that should be included with claims. If a claim is a clean claim under these requirements, then the timeframes of the prompt payment laws apply. If the claim is not "clean," many states specify provider and payor responsibilities that must be met for proper handling of that claim. We may be subject to procedural requirements and may be responsible for the education of our customers in connection with prompt pay laws. These additional procedural requirements may increase our cost of services.

  ERISA

        The provision of our network services to certain types of employee health benefit plans is subject to the Employee Retirement Income Security Act, or ERISA, which is a complex set of laws and regulations subject to periodic interpretation by the Internal Revenue Service and the Department of

Labor. ERISA regulates some aspects of the network services we provide for employers who maintain group health plans subject to ERISA. The Department of Labor is engaged in ongoing ERISA enforcement activities that may result in additional constraints on how ERISA-governed benefit plans conduct their activities. Changes in ERISA and judicial or regulatory interpretations of ERISA could adversely affect our business and profitability.

  Environmental

        We are subject to various federal, state and local laws and regulations relating to the protection of human health and the environment, including those governing the management and disposal of infectious medical waste and other waste generated at our occupational healthcare centers and the cleanup of contamination. If an environmental regulatory agency finds any of our facilities to be in violation of environmental laws, penalties and fines may be imposed for each day of violation and the affected facility could be forced to cease operations. We could also incur other significant costs, such as cleanup costs or claims by third parties, as a result of violations of or liabilities under environmental laws. Although we believe that our environmental practices, including waste handling and disposal practices, are in material compliance with applicable laws, future claims or violations, or changes in environmental laws, could have an adverse effect on our business.

  Compliance with Government Regulations

        During the past two years, we have not experienced any material instances of noncompliance with the applicable rules and regulations governing:

  •
  workers' compensation matters;

  •
  the corporate practice of medicine and related matters;

  •
  laboratory matters;

  •
  anti-kickback, physician self-referral and other fraud and abuse matters;

  •
  HIPAA-related matters;

  •
  patient and other privacy and confidentiality matters;

  •
  our cost containment services;

  •
  managed care matters;

  •
  use of the provider networks;

  •
  prompt pay laws;

  •
  ERISA matters; or

  •
  environmental matters.

Seasonality

        Our business is seasonal in nature. Patient visits at our occupational healthcare centers are generally lower in the first and fourth quarters primarily because fewer occupational injuries and illnesses occur during those time periods due to plant closings, vacations, inclement weather and holidays. In addition, since employers generally hire fewer employees in the fourth quarter, the number of pre-placement physical examinations and drug and alcohol tests conducted at the centers during that quarter is further reduced. Additionally, Care Management Services' revenue is usually lower in the fourth quarter compared to the third quarter due to the impact of vacations and holidays. Accordingly, our first and fourth quarters generally reflect lower revenue when compared to our second and third quarters. Additionally, absent the effects of business volume growth, revenue during the second half of the year is generally lower than the first.

Insurance

        For 2004, our affiliated physician groups maintain medical malpractice insurance in the amount of $1.0 million each medical incident and $3.0 million per provider in the aggregate per year, with a shared aggregate of $10.0 million. We also maintain umbrella liability coverage with a liability limit of $20.0 million. We maintain a managed care organization errors and omissions liability insurance policy covering all aspects of our network and care management services. This policy has limits of $10.0 million per claim, with an annual aggregate of $10.0 million. We maintain an excess liability policy that provides an additional $5.0 million over the errors and omissions liability policy primary limit. We also maintain an Internet errors and omissions liability policy with a $10.0 million limit. Our directors and officers liability policy has a liability limit of $20.0 million per occurrence and in the aggregate, with an additional $10.0 million in limits provided through an excess liability policy. In addition, we maintain $1.0 million per occurrence and $3.0 million annual aggregate of commercial general liability insurance. Although we believe that our insurance coverage is adequate for our current operations, we cannot assure you that our coverage will cover all future claims or will be available in adequate amounts or at a reasonable cost.

Employees

        We had approximately 10,330 employees as of September 30, 2004. We have experienced no work stoppages and believe that our employee relations are good. All physicians, physical therapists and other healthcare providers performing professional services in our occupational healthcare centers are either employed by or are under contract with one of our affiliated physician groups.

        Currently, none of our employees is subject to a collective bargaining agreement. However, in August 2000, several physicians employed by one of our affiliated physician groups in New Jersey petitioned the National Labor Relations Board to form a local collective bargaining unit of physicians. Although the New Jersey physicians voted on this issue in September 2000, the National Labor Relations Board has not determined the outcome of that vote. We have appealed a recent decision by the Newark, New Jersey regional National Labor Relations Board office regarding the status of the physicians and the appropriateness of their inclusion in a collective bargaining unit.

MANAGEMENT

Directors and Executive Officers

        Our directors and executive officers are the same as the persons identified below as directors and executive officers of our parent, Concentra Inc. Since August 17, 1999, they have served in these positions with us during the same periods they served in these positions with our parent, except as otherwise indicated. James T. Kelly served on the board of directors of both companies during 2003 until his resignation as a director in September 2003. Frederick C. Dunlap resigned as President and Chief Operating Officer of both companies in October 2004.

        Our executive officers and those of our parent are elected annually by the applicable board of directors and serve until their successors are duly elected and have qualified. Our directors and those of our parent are elected annually by the applicable stockholders and serve until their successors are duly elected and have qualified. There are no arrangements or understandings between any officer or director and any other person pursuant to which any officer or director was, or is to be, selected as an officer, director or nominee for officer or director. There are no family relationships between any of our executive officers or directors. The names, ages as of the date of this filing and positions of our executive officers and directors and those of our parent are listed below along with their business experience.

Name	Age	Position
Daniel J. Thomas	45	Director, President and Chief Executive Officer
Thomas E. Kiraly	44	Executive Vice President, Chief Financial Officer and Treasurer
James M. Greenwood	43	Executive Vice President—Corporate Development
Richard A. Parr II	46	Executive Vice President, General Counsel and Corporate Secretary
Paul B. Queally	40	Chairman of the Board and Director
John K. Carlyle	49	Director
Carlos A. Ferrer	50	Director
David A. George	49	Director
D. Scott Mackesy	36	Director
Steven E. Nelson	49	Director
Richard J. Sabolik	56	Director

        Daniel J. Thomas has served as a director of our parent since January 1998 and of us since August 1999. He has served as Chief Executive Officer of our parent since September 1998 and was appointed as the President of us and our parent in October 2004. He served as President and Chief Executive Officer of our parent from January 1998 until August 2002. He served as President and Chief Operating Officer of our parent from January 1998 until September 1998. He served as Executive Vice President of our parent and President of Concentra Health Services, Inc. from August 1997 until January 1998. He served as a director of OccuSystems, Inc., or OccuSystems, one of our predecessor companies, and as its President and Chief Operating Officer from January 1997 to August 1997. From April 1993 through December 1996, Mr. Thomas served as OccuSystems' Executive Vice President and Chief Operating Officer. Prior to joining OccuSystems in 1993, Mr. Thomas served in various capacities with Medical Care International, Inc., a national outpatient surgery center company, including Senior Vice President and Divisional Director. He is a director of AmComp, a company that specializes in providing workers' compensation protection to businesses and their employees, and serves on that company's audit committee. Mr. Thomas is a certified public accountant.

        Thomas E. Kiraly has served as Executive Vice President, Chief Financial Officer and Treasurer of our parent since May 1999 and of us since August 1999. Prior to that time, Mr. Kiraly served as the principal accounting and financial officer of BRC Holdings, Inc. from December 1988 to May 1999.

BRC Holdings, Inc. was a diversified provider of specialized information systems and services to healthcare institutions and local governments and was acquired in February 1999 by Affiliated Computer Services, Inc., an information services provider. During his tenure at BRC Holdings, Inc., Mr. Kiraly held the titles of Executive Vice President and Chief Financial Officer from March 1994 through May 1999 and Vice President of Finance from December 1988 through March 1994. Prior to that time, Mr. Kiraly was a Senior Management Consultant with the national accounting firm of Touche Ross & Co., a predecessor to Deloitte & Touche L.L.P., from May 1985 until December 1988.

        James M. Greenwood has served as Executive Vice President—Corporate Development of our parent since February 1998 and of us since August 1999 and as Senior Vice President—Corporate Development of our parent from August 1997 to February 1998. He served as OccuSystems' Chief Financial Officer from 1993 until August 1997. Mr. Greenwood also served as a Senior Vice President of OccuSystems from May 1994 to August 1997. From 1988 until he joined OccuSystems in 1993, Mr. Greenwood served in numerous positions with Bank One, Texas, N.A., and its predecessors, including as Senior Vice President and Manager of Mergers and Acquisitions.

        Richard A. Parr II has served as Executive Vice President, General Counsel and Corporate Secretary of our parent since August 1997 and of us since August 1999. He served as OccuSystems' Executive Vice President, General Counsel and Secretary from August 1996 to August 1997. Prior to joining OccuSystems, Mr. Parr served as Vice President and Assistant General Counsel of OrNda HealthCorp, a national hospital management company, from April 1993 through August 1996 and as Associate General Counsel of OrNda HealthCorp from September 1991 through March 1993.

        Paul B. Queally has served as a director and the Chairman of the Board of our parent and us since August 1999. He has served as a managing member or general partner of the respective sole general partner of WCAS and other associated investment partnerships since February 1996. Prior to joining WCAS in February 1996, Mr. Queally held various positions, including General Partner at The Sprout Group, a private equity affiliate of Credit Suisse First Boston Corporation, since 1987. He is a director of United Surgical Partners International, Inc., an ambulatory surgery center company, MedCath, Inc., a cardiac care management and cardiac specialty hospital company, and several other private companies.

        John K. Carlyle has served as a director of our parent since August 1997 and of us since August 1999. He served as Chairman of the Board our parent from August 1997 to January 1998 and from September 1998 until August 17, 1999. Mr. Carlyle served as Chief Executive Officer of MAGELLA Healthcare Corporation, a private physician group devoted to the area of neonatology and perinatology, from July 2000 until its sale to Pediatrix Medical Group, Inc., in May 2001, and as President and Chief Executive Officer of MAGELLA from February 1998 through June 2000. Prior to joining MAGELLA, Mr. Carlyle served as OccuSystems' Chairman and Chief Executive Officer from January 1997 until August 1997 and as the Chief Executive Officer and a director of OccuSystems from 1991 until August 1997. He joined OccuSystems in 1990 as its President and served in that capacity until December 1996.

        Carlos A. Ferrer has served as a director of our parent and us since August 1999. He has served as a member of the general partner of Ferrer Freeman & Company, LLC, a private healthcare equity firm, since 1995. Prior to 1995, he was employed by Credit Suisse First Boston Corporation as a Managing Director. He is a director of several private companies and is Vice Chairman of the Board of Trustees of the Cancer Research Institute.

        David A. George has served as a director of our parent and us since December 2003. He served as President of AdvancePCS from 2000 to 2003 and as Executive Vice President of that company's predecessor, Advance Paradigm, Inc., from 1999 until its acquisition of PCS Health Services and name change to AdvancePCS. He also served on the board of directors of Advance Paradigm from 1998 to 2000 and on the board of AdvancePCS from 2000 to 2003. Prior to his tenure with AdvancePCS, Mr. George was a founding officer and Executive Vice President of MetraHealth from 1994 until

MetraHealth's acquisition by United Healthcare in 1995, where he continued to serve as Executive Vice President through 1999. From 1979 to 1994, Mr. George progressed through positions of increasing responsibility at The Prudential, where he ultimately became President of Southern Operations.

        D. Scott Mackesy has served as a director of our parent and us since August 1999. Mr. Mackesy joined WCAS in early 1998 and has served as a general partner or managing member of the respective sole general partner of WCAS and other associated investment partnerships since 2001. Mr. Mackesy is a director of United Surgical Partners International, Inc., an ambulatory surgery center company, and several other private companies.

        Steven E. Nelson has served as a director of our parent and us since August 1999. From October 1999 to November 2001, he served as President of HealthNetwork Systems LLC, a private provider of network management services to the payor and PPO industries, until its acquisition in 2001 by Concentra Preferred Systems, Inc., an affiliate of ours engaged in bill review services. Mr. Nelson served as President of Concentra Preferred Systems, Inc. from March 1997 to June 2000. From 1990 to March 1997, he served as President and Chief Executive Officer of Preferred Payment Systems, Inc., a provider of bill review services, until its acquisition by Concentra Inc. in 1998.

        Richard J. Sabolik has served as a director of our parent and us since June 2003. He is currently serving as Senior Vice President and Chief Financial Officer at Radiologix, Inc., a leading national provider of diagnostic imaging services. He previously served as Chief Executive Officer of ez-GT, Inc., an Internet-based transportation services company that he founded in March 2000. Prior to that time, he was a partner with KPMG LLP from July 1981 to January 2000, where he served large regional and national clients and was responsible for various regional KPMG healthcare practices and national service offerings. He also was a member of KPMG's National Healthcare Practice "Board of Directors" for more than 15 years. He is a member of the board of directors of the North Texas Chapter of the National Association of Corporate Directors and of the Governance Committee of CEO Netweavers, Inc. Mr. Sabolik is a certified public accountant.

Executive Compensation

        The following table summarizes the compensation paid or earned for the fiscal years 2003, 2002 and 2001 to our parent's and our Chief Executive Officer and the four other most highly compensated executive officers of our parent and us whose individual compensation for services rendered to us or our parent exceeded $100,000 for fiscal year 2003. These executive officers are referred to as the named executive officers.

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)(1)	Other Annual Compensation($)		Restricted Stock Awards($)		Securities Underlying Options		All Other Compensation ($)(2)
Daniel J. Thomas President, Chief Executive Officer and Director(3)	2003 2002 2001	500,000 495,769 399,231	100,000 125,000 20,000	— 17,864 —	(4)	— 1,237,500 —	(5)	— 207,000 174,000	(6)	644 550 3,640
Frederick C. Dunlap President and Chief Operating Officer(7)	2003 2002 2001	500,000 182,692 —	— — —	165,210 — —	(8)	— 825,000 —	(5)	— 625,000 —		180 69 —
James M. Greenwood Executive Vice President—Corporate Development	2003 2002 2001	295,000 294,365 279,616	— 75,000 20,000	— — —		24,240 — —	(9)	— — 20,000	(10)	519 515 3,590
Thomas E. Kiraly Executive Vice President, Chief Financial Officer and Treasurer	2003 2002 2001	320,000 319,154 298,846	85,000 100,000 20,000	— — —		90,910 — —	(8)	— — 75,000	(10)	525 519 3,615
Richard A. Parr II Executive Vice President, General Counsel and Corporate Secretary	2003 2002 2001	278,500 277,823 262,019	85,000 75,000 20,000	— — —		18,180 — —	(9)	— — 15,000	(10)	643 480 3,618

(1)
The bonus amounts paid each year were determined based on our performance, the performance of the individual and related factors for the immediately preceding year.

(2)
Amounts shown represent, to the extent that the named executive officer participated in our parent's 401(k) plan, (a) our parent's matching provision under its 401(k) plan, if any, and (b) premiums paid by our parent for group term life insurance that is taxable compensation to the named executive officers.

(3)
Mr. Thomas assumed the role of President in October 2004.

(4)
Amount shown was for relocation-related costs and benefits paid to Mr. Thomas totaling $17,864 in 2002 associated with his relocation from temporary to permanent housing in Dallas, Texas.

(5)
Because there is no active trading market for our parent's common stock, we rely on the Compensation Committee to determine in good faith the fair value of securities underlying awards at the time they are granted. Neither our parent nor us has any class of equity securities registered pursuant to Section 12 of the Exchange Act of 1934, or the Exchange Act.

(6)
At Mr. Thomas's request, the options he was granted in 2001 to purchase shares of our parent's common stock at an exercise price of $22.06 per share were cancelled in 2003. Mr. Thomas did not receive deferred restricted shares in exchange for this cancellation.

(7)
Mr. Dunlap resigned as our President and Chief Operating Officer in October 2004.

(8)
Amount shown was for relocation-related costs and benefits paid to Mr. Dunlap totaling $165,210 in 2003 associated with his relocation from Orlando, Florida to Dallas, Texas.

(9)
In 2003, deferred restricted shares were awarded to certain named executive officers in exchange for the cancellation of options granted in 2001 to purchase shares of our parent's common stock at an exercise price of $22.06 per share. Because there is no active trading market for our parent's common stock, we rely on the Compensation Committee to determine in good faith the fair value of securities underlying awards at the time they are granted. Neither our parent nor us has any class of equity securities registered pursuant to Section 12 of the Exchange Act.

(10)
The total number of options granted during 2001 includes the options to purchase shares at $22.06 per share that were cancelled in 2003 in exchange for deferred restricted shares (see footnote 7 above).

Option Grants in 2003

        The following tables set forth certain information concerning grants by our parent, Concentra Inc., of stock options to each of the named executive officers during 2003. In accordance with the rules of the SEC, the potential realizable values under such options are shown based on assumed rates of annual compound stock price appreciation of 5% and 10% over the full option term from the date the option was granted.

Option Grants in Last Fiscal Year
Individual Grants

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)
	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year
			Exercise or Base Price ($/Share)	Expiration Date
					5%	10%
Daniel J. Thomas	—	—	—	—	—	—
Frederick C. Dunlap	—	—	—	—	—	—
James M. Greenwood	—	—	—	—	—	—
Thomas E. Kiraly	—	—	—	—	—	—
Richard A. Parr II	—	—	—	—	—	—

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-end Option and Restricted Stock Values

        The following table provides summary information about option exercises by the named executive officers during 2003 and the value realized by them. The table also provides information about the number and value of options held by the named executive officers at the close of business on December 31, 2003.

			Number of Securities Underlying Unexercised Options At Fiscal Year End(#)(1)
					Value of Unexercised In- The-Money Options At Fiscal Year End($)(2)
Name	Shares Acquired on Exercise(#)	Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel J. Thomas	—	—	353,723	222,334	—	—
Frederick C. Dunlap	—	—	468,750	156,250	—	—
James M. Greenwood	—	—	86,010	130,334	—	—
Thomas E. Kiraly	—	—	49,916	76,667	—	—
Richard A. Parr II	—	—	23,779	36,034	—	—

(1)
Does not include options to purchase shares of our parent's common stock at $22.06 per share that were cancelled on December 31, 2003.

(2)
Because there is no active trading market for our parent's common stock, we rely on the Compensation Committee to determine in good faith the fair value of securities underlying in-the-money options. Neither our parent nor us has any class of equity securities registered pursuant to Section 12 of the Exchange Act.

Compensation of Directors

        Members of the board of directors who are also our officers or employees do not receive compensation for their services as directors. Each non-employee director receives a $10,000 annual retainer, payable in equal quarterly installments, $3,500 for each regular or special board of directors meeting attended and $1,000 for each regular or special standing board of directors committee meeting not held in conjunction with a board of directors meeting. The chairperson of each standing board of directors committee receives an additional fee of $500 for each regular or special standing board of directors committee meeting attended as chairperson, whether or not such meeting was held in conjunction with a board of directors meeting. In addition, the chairperson of the Audit and Compliance Committee receives a $10,000 annual fee, payable in equal quarterly installments.

        Each new non-employee director receives a grant of nonqualified options to purchase 10,000 shares of common stock under Concentra Inc.'s 1999 Stock Option and Restricted Stock Purchase Plan, as amended (the "1999 Stock Plan"), with such grants to be made on the next business day following their first election to the board of directors. This initial option award is immediately vested and exercisable. On December 16, 2003, the next business day after his election to the board of directors, David A. George received a grant of nonqualified options to purchase 10,000 shares of our parent's common stock at an exercise price of $16.50 per share. Each non-employee director also receives an annual grant of options to purchase 4,000 shares of our parent's common stock; such award is made on the next business day following each annual meeting of Concentra Inc. These awards vest and become exercisable at a rate of 25% each year for four years. Each such non-employee director stock option award has an exercise price no less than 100% of fair market value on the date of award, and will expire on the earlier of 10 years from the date of award or one year after the holder ceases to serve on the board of directors. On June 25, 2004, each non-employee director received 4,000 nonqualified stock options to purchase shares of our parent's common stock at an exercise price of $13.80 per share.

Other Compensation Arrangements

  Employment Agreements

        Each of the named executive officers has entered into an employment agreement with our parent. The employment agreements were entered into in August 1999 for Messrs. Thomas, Kiraly, Greenwood and Parr, and in August 2002 for Mr. Dunlap. The principal terms of these employment agreements are as follows:

  •
  each agreement has a term of two years, subject to automatic renewal for additional one-year terms, unless terminated in accordance with the agreement's terms;

  •
  each agreement provides for compensation consisting of base salary amounts, bonuses at the discretion of the board of directors of our parent and participation in any group health plan adopted by us for our employees;

  •
  each agreement provides for a severance payment in the event of (1) termination by our parent without cause, or (2) resignation by the employee for good reason; consisting of two years' base salary for Mr. Thomas, 18 months base salary for Mr. Dunlap and one year's base salary for Messrs. Greenwood, Kiraly and Parr; and

  •
  effective January 1, 2004, base salaries under the employment agreements are as follows: $550,000 for Mr. Thomas, $525,000 for Mr. Dunlap, $300,000 for Mr. Greenwood, $340,000 for Mr. Kiraly, and $285,000 for Mr. Parr.

        The employment agreements do not provide for automatic annual increases in base salaries. However, increases in each executive officer's base salary are allowed in the discretion of our board of directors. Additionally, the employment agreements provide for annual bonuses, the specific amounts of which are to be computed in accordance with annual bonus plans approved by the Compensation Committee. The employment agreements also contain standard non-competition and non-solicitation (customers and current employees) clauses the lengths of which are twelve months for Messrs. Greenwood, Kiraly and Parr, eighteen months for Mr. Dunlap and twenty-four months for Mr. Thomas.

        Mr. Dunlap resigned as our President and Chief Operating Officer in October 2004. In connection with Mr. Dunlap's departure and pursuant to the terms of his employment agreement, we will make approximately $1.1 million in severance and benefit payments to Mr. Dunlap.

        In addition, upon the consummation of the offering of the old notes, the amendment of our existing credit facility and the tender offer for our 13% senior subordinated notes, we paid $1.9 million in aggregate cash bonuses to certain of our named executive officers and other senior management.

Compensation Plans

  1999 Stock Plan

  General

        Our parent's board of directors and stockholders approved the 1999 Stock Plan in August 1999 for the purpose of promoting the interests of our parent and its subsidiaries and the interests of its stockholders. The 1999 Stock Plan provides an opportunity for selected employees and officers of our parent and its subsidiaries and to other persons providing services to our parent and its subsidiaries to purchase our parent's common stock. By encouraging such stock ownership, we seek to attract, retain and motivate such employees and other persons and to encourage such employees and other persons to devote their best efforts to our business and financial success. The following summary describes the principal features of the 1999 Stock Plan and is qualified in its entirety by reference to the specific provisions of the 1999 Stock Plan, a copy of which has been filed with the SEC.

        Shares and Options Subject to Plan.    The 1999 Stock Plan provides for the grant of options to purchase or awards to receive an aggregate of up to 5,250,000 shares of common stock, either in the form of incentive stock options intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986 ("IRC" or the "Code"), nonqualified stock options or restricted stock awards. The 1999 Stock Plan includes provisions for adjustment of the number of shares of common stock available for grant or award thereunder and in the number of shares of common stock underlying outstanding options in the event of any stock splits, stock dividends or other relevant changes in the capitalization of our parent.

        Eligibility.    Under the 1999 Stock Plan, employees, including officers, are eligible to receive grants of incentive stock options structured to qualify under Section 422 of the Code, nonqualified stock options or shares of restricted stock; neither of the latter two awards is intended to meet the requirements of IRC Section 422. Non-employee directors are eligible to receive only nonqualified stock options and restricted stock awards.

        Administration.    Our Compensation Committee designates the individuals to receive the grants and awards, the nature of the grants and awards, the number of options or shares granted, and the terms and conditions of each grant or award.

        Terms of Options and Awards.    Each option grant or award made under the 1999 Stock Plan is evidenced by a stock option or restricted stock award agreement as applicable.

        The exercise price of non-qualified stock options shall not be less than 85% of the fair market value of the shares of our parent's common stock, as determined by the board of directors or the Compensation Committee, as the case may be, on the date the options are granted; provided, that, in the case of non-qualified stock options intended to qualify as "performance-based compensation" within the meaning of IRC Section 162(m), the exercise price may not be less than 100% of the fair market value at the time of grant. The exercise price of incentive stock options may not be less than 100% of the fair market value of the shares of our parent's common stock on the date that the options are granted. In addition, the aggregate fair market value of the shares of our parent's common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year may not exceed $100,000. Further, no incentive stock options may be granted to an optionee who owns more than 10% of the total combined voting power of all classes of stock of our parent, unless the exercise price is at least 110% of the fair market value of the shares of our parent's common stock and the exercise period does not exceed five years.

        Restricted stock awards made under the 1999 Stock Plan will be in such amounts and at such times as determined by the Compensation Committee. The vesting, restriction and release provisions of such awards shall also be determined by the Compensation Committee.

        Term of the 1999 Stock Plan.    The 1999 Stock Plan will continue in effect until August 17, 2009 unless terminated prior to such date by the board of directors.

Other Outstanding Options

        In addition to the options and awards granted under the 1999 Stock Plan, as of September 30, 2004, our parent had issued or assumed from its predecessors or acquired companies outstanding options to purchase an aggregate of 393,617 shares of common stock pursuant to separate agreements between our parent and the holders thereof.

        The aggregate 4,974,253 options that were outstanding as of September 30, 2004, under the 1999 Stock Plan and all predecessor plans assumed from acquired companies, had a weighted average exercise price of approximately $13.5279 per share, and remain subject to various vesting provisions.

        Unexercised options and their exercise prices are subject to adjustment if there is a subdivision or consolidation of our parent's common stock, the payment of a stock dividend or other increase or decrease in the number of shares of our parent's common stock outstanding, and our parent does not receive compensation for any such adjustments. In addition, the number and type of securities underlying an option are subject to adjustment if our parent is party to a merger or consolidation.

Certain Federal Income Tax Consequences of the 1999 Stock Plan

        The tax consequences of incentive stock options, nonqualified stock options and restricted stock awards are complex. Therefore, the description of tax consequences set forth below is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the tax consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

        Incentive stock options granted pursuant to the 1999 Stock Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. If an optionee does not dispose of the shares acquired pursuant to exercise of incentive stock options within one year after the transfer of such shares to the optionee and within two years from grant of the options, such optionee will recognize no taxable income as a result of the grant or exercise of such options. However, for alternative minimum tax purposes the optionee will recognize as an item of tax preference the difference between the fair market value of the shares received upon exercise and the exercise price. Any gain or loss that is subsequently recognized upon a sale or exchange of the shares may be treated by the optionee as long-term capital gain or loss, as the case may be. Our parent will not be entitled to a deduction for federal income tax purposes with respect to the issuance of incentive stock options, the transfer of shares upon exercise of the options or the ultimate disposition of such shares provided that the holding period requirements are satisfied.

        If shares received upon exercise of incentive stock options are disposed of prior to satisfaction of the holding period requirements, the optionee generally will recognize taxable ordinary income, in the year in which such disqualifying disposition occurs, in an amount equal to the lesser of (1) the excess of the fair market value of the shares on the date of exercise over the exercise price, and (2) the gain recognized on such disposition. Such amount will ordinarily be deductible by our parent for federal income tax purposes in the same year, provided that our parent satisfies certain federal income tax information reporting requirements. In addition, the excess, if any, of the amount realized by the exercise of the incentive stock options will be treated as capital gain, long-term or short-term, depending on whether, after exercise of the options, the shares were held for more than one year.

        Nonqualified stock options may be granted under the 1999 Stock Plan. An optionee generally will not recognize any taxable income upon grant of nonqualified stock options. The optionee will recognize taxable ordinary income at the time of exercise of such options in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. Such amount will ordinarily be deductible by our parent in the same year, provided that our parent satisfies certain federal income tax information reporting requirements. Any gain or loss subsequently recognized by the optionee upon a sale or exchange of the shares will be capital gain or loss, long-term or short-term, depending on whether, after the exercise of the options, the shares were held for more than one year prior to such sale or exchange.

        Restricted stock awards may also be granted under the 1999 Stock Plan. A recipient of a restricted stock award generally will not recognize taxable income upon the award of shares of such stock, unless he or she makes a timely election under Section 83(b) of the IRC. Such a recipient, however, would recognize taxable ordinary income and the holding period for such shares would commence at the time that such shares become vested, in an amount equal to the excess of the fair market value of the shares at the time over the purchase price paid for such shares, if any. If, on the other hand, the recipient makes a timely election under Section 83(b), he or she would recognize taxable ordinary income and the holding period for such shares would commence at the time of purchase or grant, in an amount equal to the excess of the fair market value of the shares at that time, determined without regard to any transfer restrictions imposed on the shares, vesting provisions or any restrictions imposed by the securities laws, over the purchase price paid for such shares, if any. In either case, our parent should be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient in the same year that the recipient recognized such income, provided that it satisfies certain federal income tax information reporting requirements. Any gain or loss subsequently recognized by the recipient upon a sale or exchange of the shares will be recorded as capital gain or loss, long-term or short-term, depending on whether the shares were held for more than one year prior to such sale or exchange.

401(k) Plan

        Our parent has a defined contribution plan that complies with Section 401(k) of the IRC. Substantially all employees of our parent and its subsidiaries, including certain of our officers and directors, are eligible to participate in the 401(k) plan. Since January 1, 2004, eligible employees, once they have attained age 21, may participate in the plan at the first of the calendar month following 30 days of employment. Generally, employees may contribute amounts up to a maximum of 25% of their pre-tax eligible compensation. Under the 401(k) plan, Our parent has the option of matching a portion of the participants' pretax contributions. For 2003 and 2002 we elected to match 25% of participants' pretax contributions during the plan year, up to a maximum of 4% of each participant's eligible compensation as defined in the 401(k) plan document, subject to maximum eligible compensation of $30,000.

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee of our parent is composed of Messrs. Queally, Carlyle, Ferrer and George. Mr. Kelly also served as a member of the Compensation Committee during 2003 until his resignation from the board of directors in September 2003.

        Mr. Carlyle, who served as the non-employee Chairman of our parent's board of directors until August 1999, has served as a member of the Compensation Committee since December 1998.

        Mr. Queally serves as the non-employee Chairman of our board of directors and that of our parent. Mr. Queally is a managing member and Mr. Mackesy is a principal of the sole general partner of WCAS. Because of these affiliations, Messrs. Queally and Mackesy may be deemed to have a material interest in the matters described under "Certain Relationships and Related Transactions—Equity Investor Agreements."

Indemnification of Directors and Officers

        Our parent has entered into agreements to indemnify its directors and executive officers. Under these agreements, our parent is obligated to indemnify our directors and officers to the fullest extent permitted under the Delaware General Corporate Law for expenses, including attorneys' fees, judgments, fines and settlement amounts, incurred by them in any action or proceeding arising out of their services as a director or officer. We believe that these agreements are helpful in attracting and retaining qualified directors and officers.

Committees of the Board

        The board of directors of our parent has two standing committees, the Audit and Compliance Committee and the Compensation Committee. The members of the Audit and Compliance Committee are Messrs. Sabolik (Chairman), Carlyle, Mackesy and Nelson. The members of the Compensation Committee are Messrs. Queally (Chairman), Carlyle, Ferrer and George.

Compensation and Other Transactions Relating to the Offering of the Old Notes

  Management Bonuses

        We used $1.9 million of the proceeds of the Financing Transactions to pay cash bonuses to certain of our executive officers and other senior management.

  Equity Instrument Payments and Adjustments

        In connection with the declaration of the dividend to our parent as part of the Transactions, it made certain payments and adjustments in respect of its equity instruments, including those held by certain of our executive officers and directors. The 1999 Stock Plan provides that our parent's board of directors has the discretion to reduce the exercise price of its outstanding stock options and to adjust the number of shares subject to its restricted stock grants in the event of an extraordinary cash dividend in order to preserve the intrinsic value of outstanding stock options and restricted stock grants. However, with respect to "in-the-money" stock options, in order to preserve the intrinsic value of such options, in accordance with accounting guidance, our parent lowered the exercise price of these stock options by a portion of the amount of the dividend per share and provided a cash payment for the remainder. Accordingly, in connection with the declaration of the dividend by our parent to its stockholders, $0.6 million in cash was paid to option holders with respect to "in-the-money" outstanding options. The exercise price of the "out-of-the-money" options was adjusted downward, with no cash payment to option holders. Our parent adjusted the number of shares subject to restricted stock grants to maintain the intrinsic value of such grants. The reduction in the exercise price of stock options and adjustment in the number of shares subject to restricted stock grants did not result in compensation expense to us.

        Certain of our executive officers and directors hold warrants to acquire our parent's common stock. Our parent's warrant agreements with its holders provide for a proportionate adjustment in the number of shares subject to the warrants and the exercise price for the warrants upon the payment of a dividend. In connection with the declaration of the dividend to our parent as part of the Transactions, the outstanding number of warrants were increased to maintain the same intrinsic value of these securities. This adjustment did not result in compensation expense to us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT AND RELATED STOCKHOLDER MATTERS

        We do not issue any of our equity securities in conjunction with an equity compensation plan. See "Management," for a discussion of our parent's equity compensation plan.

        All of our issued and outstanding capital stock is owned by our parent. As of September 30, 2004, our parent had 35,586,512 shares of common stock outstanding. The table below contains information regarding the beneficial ownership of our parent's common stock as of September 30, 2004, by:

  •
  each stockholder who owns beneficially 5% or more of our parent's common stock;

  •
  each director of our parent;

  •
  each named executive officer; and

  •
  all directors and executive officers as a group.

        We have determined beneficial ownership according to the rules of the SEC. Unless otherwise noted in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to our parent's common shares shown as beneficially owned, subject to applicable community property laws. The number of shares beneficially owned by a person includes shares of common stock that are subject to stock options or warrants that are either currently exercisable or exercisable within 60 days after September 30, 2004. These shares are also deemed outstanding for the purpose of computing the percentage of outstanding shares owned by the person. These shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all stockholders set forth below have the same principal business address as us.

Name	Number of Shares	Percent Ownership
Welsh, Carson, Anderson & Stowe VIII, L.P.(1) 320 Park Avenue, Suite 2500 New York, NY 10022	24,905,109	64.68%
FFC Partners I, L.P.(2) c/o Ferrer Freeman & Company, LLC The Mill 10 Glenville Street Greenwich, CT 06831	2,298,551	5.97
Paul B. Queally(3) c/o Welsh, Carson, Anderson & Stowe 320 Park Avenue, Suite 2500 New York, NY 10022	24,106,073	62.60
Carlos A. Ferrer(4) c/o Ferrer Freeman & Company, LLC The Mill 10 Glenville Street Greenwich, CT 06831	2,298,551	5.97
D. Scott Mackesy(5) c/o Welsh, Carson, Anderson & Stowe 320 Park Avenue, Suite 2500 New York, NY 10022	24,091,784	62.57

Name	Number of Shares	Percent Ownership
John K. Carlyle(6)	59,466	*
David A. George(7)	10,000	*
Steven E. Nelson(8)	86,812	*
Richard J. Sabolik(9)	10,000	*
Daniel J. Thomas(10)	331,201	*
Frederick C. Dunlap(11)	312,500	*
Thomas E. Kiraly(12)	109,086	*
James M. Greenwood(13)	192,381	*
Richard A. Parr II(14)	56,811	*
All directors and executive officers as a group (12 individuals)	27,598,802	71.67%

*
Less than one percent.

(1)
Includes 1,462,763 shares that may be acquired pursuant to warrants that are presently exercisable or exercisable within 60 days and 22,000 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days. Certain of the shares reflected as owned by WCAS are owned of record by Welsh, Carson, Anderson & Stowe VI, L.P. (1,792,712), WCAS Healthcare Partners, L.P. (118,873), WCAS Capital Partners III, L.P. (764,285), and WCAS Management Corp. (270). An aggregate of 839,246 shares reflected as owned by WCAS are owned beneficially and of record by certain individuals, including Messrs. Mackesy and Queally, who are members of the limited liability company that serves as its sole general partner, or who are employed by its investment adviser. Except for 40,210 shares held by Mr. Queally and 25,921 shares held by Mr. Mackesy, such individuals disclaim beneficial ownership of such shares.

(2)
Includes 74,730 shares that may be acquired pursuant to warrants that are presently exercisable or exercisable within 60 days and 11,000 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days. Certain of the shares reflected as owned by FFC Partners I, L.P. are owned beneficially and of record by FFC Partners II, L.P. (249,112), FFC Executive Partners I, L.P. (80,836) and FFC Executive Partners II, L.P. (3,587). Carlos A. Ferrer and David A. Freeman are the only members of the limited liability company that serves as the sole general partner of FFC Partners I, L.P., FFC Partners II, L.P., FFC Executive Partners I, L.P. and FFC Executive Partners II, L.P. These individuals may be deemed to share beneficial ownership of the shares owned of record by these entities. Except for 11,000 shares, Mr. Ferrer disclaims beneficial ownership of any such shares.

(3)
Includes 1,410,791 shares that may be acquired pursuant to warrants that are presently exercisable or exercisable within 60 days and 11,000 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days. Certain of the shares reflected as owned by Mr. Queally are owned of record by WCAS (21,452,723), Welsh, Carson, Anderson & Stowe VI, L.P. (1,729,712), WCAS Healthcare Partners, L.P. (118,873), WCAS Capital Partners III, L.P. (764,285), and WCAS Management Corp. (270). Except for 40,210 shares, Mr. Queally disclaims beneficial ownership of such shares.

(4)
Includes 74,730 shares that may be acquired pursuant to warrants that are presently exercisable or exercisable within 60 days and 11,000 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days. The shares reflected as owned by Mr. Ferrer are owned of record by FFC Partners I, L.P. (1,954,016), FFC Partners II, L.P. (249,112), FFC Executive Partners I, L.P. (80,836) and FFC Executive Partners II, L.P. (3,587). Except for 11,000 shares, Mr. Ferrer disclaims beneficial ownership of such shares.

(5)
Includes 1,410,132 shares that may be acquired pursuant to warrants that are presently exercisable or exercisable within 60 days and 11,000 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days. Certain of the shares reflected as owned by Mr. Mackesy are owned of record by WCAS (21,452,723), Welsh, Carson, Anderson & Stowe VI, L.P. (1,729,712), WCAS Healthcare Partners, L.P. (118,873), WCAS Capital Partners III, L.P. (764,285), and WCAS Management Corp. (270). Except for 25,921 shares, Mr. Mackesy disclaims beneficial ownership of such shares.

(6)
Includes 51,000 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days.

(7)
Includes 10,000 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days.

(8)
Includes 3,803 shares that may be acquired pursuant to warrants that are presently exercisable or exercisable within 60 days and 16,000 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days.

(9)
Includes 10,000 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days.

(10)
Includes 3,803 shares that may be acquired pursuant to warrants that are presently exercisable or exercisable within 60 days and 309,764 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days.

(11)
Includes 312,500 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days. Mr. Dunlap resigned as our President and Chief Operating Officer in October 2004.

(12)
Includes 721 shares that may be acquired pursuant to warrants that are presently exercisable or exercisable within 60 days and 106,644 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days. Does not include 9,091 shares that may be acquired upon the exchange of deferred share units for our parent's common stock.

(13)
Includes 181,585 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days. Does not include 2,424 shares that may be acquired upon the exchange of deferred share units for our parent's common stock.

(14)
Includes 1,559 shares that may be acquired pursuant to warrants that are presently exercisable or exercisable within 60 days and 50,203 shares that may be acquired pursuant to stock options awarded under incentive compensation plans that are presently exercisable or exercisable within 60 days. Does not include 1,818 shares that may be acquired upon the exchange of deferred share units for our parent's common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Equity Investor Agreements

  Stockholders Agreement

        Our parent, WCAS, investors affiliated with WCAS, to whom we refer as the "WCAS Investors," certain management investors (including certain executive officers of our parent and us), FFC and certain of its affiliates are parties to a stockholders agreement. The stockholders agreement provides:

  •
  for limitations on the transfer of shares owned by the investors;

  •
  for tag-along rights for FFC and its affiliates, the management investors, and the WCAS Investors, other than WCAS, to participate in proposed dispositions of our parent's common stock by WCAS;

  •
  that in the event that WCAS receives a third-party offer to purchase a significant portion of the outstanding common stock of our parent, WCAS may require FFC, the WCAS Investors and the management investors to accept the offer and sell their shares of our parent to the third-party; and

  •
  for preemptive rights to the investors to participate, on a pro rata basis according to their ownership of our parent capital stock, in equity offerings of our parent with certain customary exceptions.

        The stockholders agreement does not provide for any agreements among the WCAS Investors, the management investors, and the FFC investors with respect to voting of shares or management of our parent.

  Registration Rights Agreement

        At the same time they entered into the stockholders agreement, our parent, the WCAS Investors, the management investors, and the FFC investors also entered into a registration rights agreement. The registration rights agreement gives investors certain rights to require our parent to register their shares of our parent's capital stock under the Securities Act and, upon request, to include their shares in any other registration of shares by our parent.

Class A Common Stock

        Certain shares of our parent's common stock held by FFC and certain of its affiliates are designated Class A common stock. The Amended and Restated Certificate of Incorporation of our parent provides that the Class A common stock is identical in all respects to the rest of our parent's common stock, except that, so long as any Class A common stock is outstanding, the holders of Class A common stock, voting as a class, have the right to elect one member of our parent's board of directors. These holders have elected Carlos A. Ferrer as a member of our parent's board of directors. All shares of Class A common stock automatically convert into shares of common stock upon the occurrence of certain events, including the completion of a firm commitment underwritten public offering of the common stock of our parent resulting in gross proceeds to our parent of at least $30,000,000.

Concentra Inc. Debt and Equity Instruments

        WCAS Capital Partners III, L.P., a WCAS affiliate, held approximately $73.3 million in accreted value of our parent's 14% senior discount debentures until August 13, 2003. Our parent redeemed $53.9 million in accreted value of these debentures on August 13, 2003 in connection with our issuance of $150.0 million aggregate principal amount of the 9 1/2% senior subordinated notes, and the remaining $19.4 million, plus $0.7 million of additional accrued interest, was redeemed on November 20, 2003 in connection with our issuance of an additional $30.0 million aggregate principal amount of the 9 1/2% senior subordinated notes. Messrs. Queally and Mackesy, who are members of WCAS, may be deemed to control WCAS Capital Partners III, L.P.

        WCAS and WCAS Capital Partners III, L.P. currently guarantee obligations of our parent under its bridge loan agreement dated June 25, 2002 up to a maximum aggregate amount of $68,000,000, as amended. Our parent's obligations under this bridge loan agreement are secured by a security interest in the current and future indebtedness owed by our parent to WCAS Capital Partners III, L.P., except indebtedness that is subordinated to the bridge loan on terms acceptable to the bridge loan lenders. See "Description of Other Indebtedness—Concentra Inc.'s Bridge Loan Agreement."

Other Related-Party Transactions

  Acquisition of National Healthcare Resources, Inc.

        In November 2001, in a transaction valued at $141.8 million (consisting of $83.0 million of our parent's common stock, $1.0 million in cash, and assumption of $57.8 million in NHR indebtedness), we acquired NHR, a provider of care management and network services to the workers' compensation and auto insurance industries on a national level. NHR's businesses are complementary in nature to and significantly expand our care management and network services businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Acquisitions." D. Scott Mackesy, a director of our parent and us, and James T. Kelly, a director of our parent and us from December 2001 to September 2003, served on NHR's board of directors.

        Entities and individuals affiliated with WCAS, our parent's primary stockholder, owned approximately 48% of NHR at the time of acquisition. In the NHR transaction, WCAS entities and individuals as a group received 1,740,803 shares of Concentra Inc. common stock, representing 5.5% of our parent's common stock then outstanding.

  Acquisition of HealthNetwork Systems LLC/Joint Marketing Agreement

        In November 2001, in a transaction valued at approximately $30.9 million, we acquired HNS, a provider of network services such as provider bill repricing and provider data management for health plans and other payors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Acquisitions." HNS' services are complementary to our existing services. Steven E. Nelson, a director of our parent and us, was the President and Chief Executive Officer of HNS prior to this acquisition.

        Mr. Nelson, Paul B. Queally and Mr. Mackesy, each of whom is a director of our parent and us, and Daniel J. Thomas, a director and executive officer of our parent and us, owned equity interests in HNS. For each, the percentage of total HNS equity ownership and the amount received in the transaction were as follows: Mr. Nelson, 19.8% and $5.4 million (plus repayment of debt of $0.2 million); Mr. Thomas, 2.0% and $0.6 million; Mr. Queally, 0.6% and $0.2 million; and Mr. Mackesy, 0.5% and $0.2 million.

        Until our acquisition of HNS, we were party to a joint marketing agreement with HNS, pursuant to which HNS performed marketing and sales services for certain of our network services businesses. We paid HNS approximately $0.7 million in 2001, pursuant to the joint marketing agreement.

  Acquisition of Em3 Corporation

        In December 2002, in a transaction valued at $30.7 million (consisting of $30.1 million in our parent's common stock and assumption of $0.6 million of indebtedness to WCAS), we acquired Em3, a provider of information technology and a software-based system for the management of work-related injuries. Prior to the acquisition, we provided certain administrative services to Em3, including leasing employees to Em3, providing office space, providing access to certain of our software and systems and related administrative services. During the eleven-month period ending November 20, 2002, Em3 paid us $2.8 million for the administrative services and reimbursable expenses we provided. During the twelve-month period ending December 31, 2001, Em3 paid us $7.4 million for the administrative services and reimbursable expenses we provided. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Acquisitions."

        The stockholders of Em3 were primarily the same as our parent's principal stockholders. Paul B. Queally, D. Scott Mackesy, and John K. Carlyle, each of whom is a director of our parent and us, Daniel J. Thomas, a director and executive officer of our parent and us, and James M. Greenwood and Richard A. Parr II, each of whom is an executive officer of our parent and us, owned equity interests in Em3. The percentage of total Em3 share ownership by our parent's principal stockholders and by our directors and executive officers prior to the acquisition was as follows: WCAS-affiliated entities and individuals as a group, 66.24%; FFC entities, 6.65%; Mr. Queally, 0.08%; Mr. Mackesy, 0.04%; Mr. Carlyle, 0.46%; Mr. Thomas, 0.47%; Mr. Greenwood, 0.59%; and Mr. Parr, 0.07%. Carlos A. Ferrer, a director of our parent and us, and Messrs. Greenwood, Carlyle, Queally and Mackesy served on Em3's board of directors.

  Acquisition of OccMed Systems, Inc.

        In December 2002, in a transaction valued at $16.6 million (consisting of $12.8 million in our parent's common stock, assumption of $1.0 million in indebtedness to WCAS, and assumption of $2.8 million of other indebtedness), we acquired the assets of OccMed, a company engaged in developing new, free-standing, primary care occupational healthcare centers. Prior to the acquisition, we were party to a management and administrative services agreement with OccMed and performed management services for the development and construction of OccMed's occupational healthcare centers, leased employees to OccMed, recruited, hired and trained employees for its occupational healthcare centers, and provided accounting, billing and collection services for its occupational healthcare centers. During the eleven-month period ending November 20, 2002, OccMed paid us $6.0 million for the administrative services and reimbursable expenses we provided in 2002, net of $3.0 million of OccMed receivables balances collected by us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Acquisitions."

        The stockholders of OccMed were primarily the same as our parent's principal stockholders and included certain of our directors. The percentage of total OccMed share ownership by our principal stockholders and by our directors prior to the date of acquisition was as follows: WCAS-affiliated entities and individuals as a group, 69.40%; FFC entities, 7.56%; Mr. Queally, 0.09%; and Mr. Mackesy, 0.04%. Messrs. Queally, Mackesy and Ferrer served on OccMed's board of directors.

  Other Related Party Transactions

        W. Tom Fogarty, M.D., an executive officer of our parent and us, is the President, a director and a stockholder of Occupational Health Centers of the Southwest, P.A. ("OHCSW"), and a stockholder, officer, and/or director of several other of the physician groups. A subsidiary of ours has entered into a 40-year management agreement with each of the physician groups. OHCSW paid approximately $217.6 million, $178.7 million and $184.2 million in management fees to a subsidiary of ours in the years ended December 31, 2003, 2002 and 2001, respectively, under its management agreement with that subsidiary. Dr. Fogarty receives no remuneration from any of the physician groups for serving as an officer or director.

        We derive revenue in the normal course of business from other companies owned or controlled by or affiliated with related parties. Health Services revenue from related parties totaled $0.6 million,

$0.3 million and $0.2 million during 2003, 2002 and 2001, respectively. Care Management Services revenue from related parties totaled $0.4 million in 2003 and $0.1 million in 2002 and 2001.

        We also purchase services in the normal course of business from other companies owned or controlled by or affiliated with related parties. These services include local phone service in certain geographic regions, information technology consulting, claims editing services, administration of open enrollment for employee benefits and third-party laboratory services. We made payments to related parties for these services totaling $0.6 million, $0.7 million and $1.7 million during 2003, 2002 and 2001, respectively.

  Taxes

        In the normal course of business, we and our parent engage in certain intercompany transactions to permanently reduce state and local income taxes. Since we are included in the consolidated federal, state and local tax returns of our parent (see note 7 in our audited consolidated financial statements included elsewhere in this prospectus), all intercompany state and local income tax transactions between our parent and us have been eliminated in the consolidated financial statements.

Transactions Relating to the Offering of the Old Notes

  Warrant Adjustments

        Certain WCAS affiliates and certain of our executive officers and directors hold warrants to acquire our parent's common stock. Our parent's warrant agreements with its holders provide for a proportionate adjustment in the number of shares subject to the warrants and the exercise price of the warrants upon the payment of a dividend. The outstanding number of warrants was increased in connection with the declaration of the dividend to our parent to maintain the same intrinsic value of these securities. This adjustment did not result in compensation expense to us.

  Other Transactions

        For information regarding compensatory transactions relating to this offering, see "Management—Compensation and Other Transactions Relating to the Offering of the Old Notes."

DESCRIPTION OF OTHER INDEBTEDNESS

Amended Credit Facility

        On August 13, 2003, we entered into a senior credit facility with a syndicate of banks and other financial institutions that was arranged by J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Manager, JPMorgan Chase Bank as the Administrative Agent, Citicorp North America, Inc. and Credit Suisse First Boston as Co-Syndication Agents, and Deutsche Banc Alex Brown as the Documentation Agent. The lead lender under our amended credit facility is JPMorgan Chase Bank and the remaining lenders are a syndicate of commercial banks, the various identities of which are constantly subject to change as banks join or leave the syndicated group. As part of the Transactions, we amended this existing credit facility to enable us to incur an additional $70.0 million in term indebtedness. On August 23, 2004, we completed a third amendment to this credit facility to extend its maturity date by one year to 2010, and to reduce the effective interest rate on borrowings under that facility. As part of this amendment, the term loans were combined into a single replacement term loan.

        The following sets forth a description of some of the terms of our amended credit facility.

        Loans and Interest Rates.    Our existing credit facility consists of (1) a $100.0 million revolving loan facility, of which $35.0 million is available in the form of letters of credit, and (2) a $401.5 million term loan facility. Borrowings under the revolving loan facility bear interest, at our option, at either the alternate base rate plus a margin initially equal to 2.25% or the reserve-adjusted Eurodollar rate plus a margin initially equal to 3.25%. The margins for borrowings under the revolving loan facility are subject to reduction based on changes in our leverage ratios and certain other performance criteria. Subsequent to the August 23, 2004 amendment, borrowings under our new consolidated term loan facility bear interest, at our option, at either the alternate base rate plus a margin initially equal to 1.5% or the reserve adjusted Eurodollar rate plus a margin initially equal to 2.5%. The default rate under our amended credit facility is 2.0% above the otherwise applicable rate. The default rate under our amended credit facility is 2.0% above the otherwise applicable rate.

        Maturity and Amortization.    Loans under the revolving loan facility are available on a revolving basis until August 13, 2008. The term loan facility is payable in nominal quarterly installments of $1,003,688 for the first five years of the facility, $57,210,188 for each of the two quarters ending September 30, 2009 and December 31, 2009, $114,420,375 for the quarter ending March 31, 2010 and $152,560,489 for the quarter ending June 30, 2010, or until all outstanding amounts are repaid.

        Security.    Our amended credit facility is secured by a first-priority lien on (1) 100% of the issued and outstanding capital stock of our company held by our parent, (2) 100% of the issued and outstanding capital stock of our direct and indirect, wholly-owned domestic subsidiaries, other than certain permitted joint ventures, (3) 65% of the issued and outstanding capital stock of any future foreign subsidiaries and (4) all of our other present and future assets and properties and the present and future assets and properties of our subsidiaries, other than certain permitted joint ventures.

        Guarantors.    Our amended credit facility is guaranteed by our parent and each of our current and future, direct and indirect, wholly-owned domestic subsidiaries.

        Prepayments.    Our amended credit facility provides for mandatory repayments, subject to stated exceptions, of the term loan facility and commitment reductions in the revolving loan facility, based on certain net asset sales outside the ordinary course of business, from the net proceeds of specified debt and equity issuances, and excess cash flow. Outstanding loans under our amended credit facility may be prepaid voluntarily, except that we will bear any Eurodollar rate breakage costs and must pay a prepayment premium of 1% the amount of any term loans prepaid prior to August 13, 2004.

        Conditions.    The obligations of the lenders to make revolving loans under our amended credit facility are subject to the satisfaction of certain conditions customary for financings of this type.

        Affirmative Covenants.    Our amended credit facility contains affirmative covenants customary for financings of this type.

        Negative Covenants.    Our amended credit facility contains negative covenants that limit our ability and the ability of our subsidiaries to, among other things:

  •
  incur additional indebtedness or contingent obligations, issue guarantees or enter into operating leases;

  •
  grant liens or negative pledges;

  •
  make fundamental changes in our business, corporate structure or capital structure, including, among other things, entering into any merger, consolidation or amalgamation, or liquidating, winding up or dissolving;

  •
  sell assets;

  •
  make specified restricted payments;

  •
  make capital expenditures;

  •
  make investments, including the advancing of loans or extensions of credit, enter into joint ventures or make acquisitions of assets constituting a business unit or the capital stock of another entity;

  •
  prepay, redeem or repurchase subordinated indebtedness, including the notes offered hereby, or amend documents relating to other existing indebtedness, including the notes offered hereby, or amend documents relating to other existing indebtedness or other material documents; and

  •
  enter into transactions with affiliates.

        The negative covenants also include financial covenants that require us to maintain certain financial ratios.

        Events of Default.    Our amended credit facility also contains events of default that are customary for financings of this type, including, without limitation, and subject to certain exceptions, those related to:

  •
  default in payment of principal and interest;

  •
  materially incorrect representations or warranties;

  •
  default in observance or performance of any of the affirmative or negative covenants included in our new credit agreement or related security documents;

  •
  cross-default in the payment of other indebtedness of more than $10.0 million;

  •
  specified events of bankruptcy;

  •
  specified ERISA events;

  •
  specified judgments or decrees involving more than $5.0 million;

  •
  failure of the applicable credit facility documents or any material provisions thereof, the guarantees, security documents or any related documents to be enforceable and in full force and effect;

  •
  certain change of control events;

  •
  conduct of our parent's business; and

  •
  failure of the subordination of the notes and the subsidiary guarantees to the right of payment of the lenders under our credit facility to be valid.

Our 9 1/2% Senior Subordinated Notes due 2010

        In August 2003, we issued $150.0 million in principal amount of 9 1/2% senior subordinated notes due 2010. In November 2003, we issued an additional $30.0 million in principal amount of 9 1/2% senior subordinated notes due 2010. All of these 9 1/2% senior subordinated notes were outstanding as of September 30, 2004. The 9 1/2% senior subordinated notes mature on August 15, 2010, with interest payable semi-annually in arrears on February 15 and August 15 of each year. The 9 1/2% senior subordinated notes are senior or pari passu in right of payment to all of our existing and future subordinated indebtedness and are pari passu in right of payment to the notes offered hereby and to our 13% senior subordinated notes. The 9 1/2% senior subordinated notes are fully and unconditionally guaranteed on a senior subordinated basis by certain of our current and future domestic subsidiaries. The payment of principal of, premium, if any, and interest on, the 9 1/2% senior subordinated notes is subordinated to the prior payment in full of all our senior indebtedness.

        We have the option to redeem the outstanding 9 1/2% senior subordinated notes at any time on or after August 15, 2007 at a redemption price equal to 104.75% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. This redemption premium will decrease annually to 100% of the principal amount beginning on August 15, 2009. We may redeem the notes before August 15, 2007 at a specified make-whole premium. Before August 15, 2006, we may redeem up to 35% of the notes with the net proceeds from certain equity offerings. Holders of the 9 1/2% senior subordinated notes may require us to redeem all or a part of the notes upon a change of control of us at a price equal to 101% of the principal amount of the 9 1/2% senior subordinated notes repurchased, plus accrued and unpaid interest on these notes. In addition, any asset sales by us or our restricted subsidiaries must meet certain requirements (including, but not limited to, repayment of our or our restricted subsidiaries' senior indebtedness) and, when the aggregate amount of excess proceeds from asset sales exceeds $15.0 million, we must offer to repurchase outstanding 9 1/2% senior subordinated notes and other pari passu indebtedness using our excess proceeds before offering to purchase the new notes. See "Description of the New Notes—Asset Sales."

        The indenture governing the 9 1/2% senior subordinated notes contains covenants that restrict, among other things, our and our restricted subsidiaries' ability to:

  •
  incur additional indebtedness or issue preferred stock;

  •
  make restricted payments;

  •
  create or permit to exist certain liens on assets;

  •
  create or permit to exist consensual restrictions on our or our restricted subsidiaries' ability to make certain distributions or other payments to us or our restricted subsidiaries;

  •
  merge, consolidate or sell assets;

  •
  enter into transactions with our affiliates;

  •
  incur debt that is senior in right of payment to the 9 1/2% senior subordinated notes and junior in right of payment to any senior debt;

  •
  enter into sale and leaseback transactions; and

  •
  issue equity interests in our restricted subsidiaries.

        The indenture provides that, in order to enter into certain types of transactions, including the incurrence of indebtedness, the making of restricted payments and the consummation of mergers and consolidations, our Fixed Charge Coverage Ratio (as defined in the indenture) must be at least 2.50 to 1. In addition, it contains events of default that are customary for this type of security.

Concentra Inc.'s Bridge Loan Agreement

        On June 25, 2002, our parent, Concentra Inc., entered into a bridge loan agreement providing for $55.0 million in bridge loans. The bridge loan agreement, as subsequently amended, requires our parent to repay the entire unpaid principal amount of the bridge loans by March 31, 2007.

        The bridge loans bear interest at a rate per annum equal to, at our parent's option, either the defined base rate or the defined Eurodollar rate, in each case plus the following applicable margins:

  •
  0.50% per annum, in the case of base rate loans; and

  •
  1.50% per annum, in the case of Eurodollar rate loans.

        Interest under the bridge loan agreement may be deferred until March 31, 2007 or at our parent's election is due and payable (1) on the first day of each fiscal quarter, in the case of base rate loans, or (2) at the end of the applicable interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period, in the case of Eurodollar rate loans.

        Our parent is required to prepay the bridge loans with:

  •
  100% of the net proceeds of any sale or issuance of equity after the closing date of the bridge loan agreement by our parent, us or any of its other subsidiaries, subject to limited exceptions; and

  •
  100% of the net proceeds of any incurrence of indebtedness after the closing date of the bridge loan agreement by our parent, us or any of its other subsidiaries, subject to limited exceptions.

        Our parent may, at its option, prepay the bridge loans without premium or penalty, subject to reimbursement of the bridge loan lenders' breakage costs in the case of prepayment of Eurodollar rate loans.

        The repayment of up to $68,000,000 of our parent's obligations under the bridge loan agreement is guaranteed by Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III, L.P.

        The bridge loan agreement contains customary restrictions on the activities of our parent and any of its subsidiaries, including restrictions on prepayments of debt under the indentures governing our 13% and 9 1/2% senior subordinated senior subordinated notes, the new notes and the amended credit facility, subject to certain exceptions. Our parent secured a waiver of certain of these restrictions which would otherwise prohibit some of the Transactions, including our parent's obligation to cause us to use 100% of the net proceeds of the offering of the old notes and borrowings under our amended credit facility to repay the bridge loans. The bridge loan agreement also contains customary events of default.

        The outstanding principal amount of the bridge loans as of September 30, 2004 was $58.3 million, and accrued but unpaid interest on the bridge loans was approximately $0.5 million.

DESCRIPTION OF THE NEW NOTES

        The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes have been registered under the Securities Act, will not bear legends restricting the transfer thereof, will not be entitled to registration rights under the Registration Rights Agreement, and will not contain provisions relating to additional interest. You can find the definitions of certain terms used in this description under the caption "—Certain Definitions." In this description, the word "Company" refers only to Concentra Operating Corporation, a Nevada corporation, and not to any of its Subsidiaries. As used in this section, the term "notes" refers to both the old notes and the new notes.

        The Company issued the old notes and will issue the new notes under an indenture (the "Indenture") among itself, the Guarantors and The Bank of New York, as trustee (the "Trustee"). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

        The old notes, the new notes and any additional notes issued from time to time in accordance with the terms of the Indenture will constitute a single class of debt securities under the indenture. If the exchange offer is consummated, holders of old notes who do not exchange new notes for their old notes will vote together with holders of the new notes and, if applicable, any holders of additional notes for all relevant purposes under the indenture. Accordingly, in determining whether the required holders have given any notice, consent or waiver or taken any other action permitted under the indenture, any old notes that remain outstanding after the exchange offer will be aggregated with the new notes and, if applicable, any additional notes, and the holders of the old notes, the new notes and the additional notes will vote together as a single class. All references in this prospectus to specified percentages in aggregate principal amount of the notes that are outstanding means, at any time after the exchange offer is consummated, the percentage in aggregate principal amount of the old notes, the new notes and the additional notes then outstanding.

        The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture and the Registration Rights Agreement because they, and not this description, define your rights as holders of these notes. Copies of the Indenture and Registration Rights Agreement are available as set forth below under the caption "—Additional Information."

Brief Description of the Notes and the Subsidiary Guarantees

  The Notes

        The notes:

  •
  are general unsecured obligations of the Company;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

  •
  are pari passu in right of payment to the Company's existing 9 1/2% Senior Subordinated Notes and 13% Senior Subordinated Notes;

  •
  are senior or pari passu in right of payment to all existing and future subordinated Indebtedness of the Company; and

  •
  are fully and unconditionally guaranteed by the Guarantors.

The Subsidiary Guarantees

        These notes are fully and unconditionally guaranteed on a joint and several basis by each Restricted Subsidiary of the Company, except the Permitted Joint Ventures.

        The Subsidiary Guarantees of these notes:

  •
  are general unsecured obligations of each Guarantor;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of each Guarantor;

  •
  are pari passu in right of payment to the Guarantees of the Company's 9 1/2% Senior Subordinated Notes and 13% Senior Subordinated Notes; and

  •
  are senior or pari passu in right of payment to all existing and future subordinated Indebtedness of each Guarantor.

        As of September 30, 2004, the Company and the Guarantors would have had total Senior Indebtedness of approximately $400.6 million. As indicated above and as discussed in detail below under the caption "—Subordination," payments on the notes and under the Subsidiary Guarantees are subordinated to the payment of Senior Indebtedness. The Indenture permits us and the Guarantors to incur additional Senior Indebtedness.

        As of the Issue Date, all of our Subsidiaries were "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Unrestricted Subsidiaries will not guarantee the notes. In addition, Foreign Restricted Subsidiaries, Permitted Joint Ventures and Receivables Entities will not guarantee the notes unless and until they guarantee other Indebtedness of the Company or certain other Subsidiaries. See "—Additional Guarantees."

Principal, Maturity and Interest

        The Company issued the notes initially with a maximum aggregate principal amount of $155.0 million. The notes will mature on June 1, 2012. The Company issues notes in denominations of $1,000 and integral multiples of $1,000. Additional notes ("Additional Notes") may be issued from time to time after the Offering in an unlimited amount, subject to the provisions of the Indenture described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and the "Description of the New Notes," references to the notes include any Additional Notes actually issued.

        The notes bear interest at the rate of 9 1/8% per annum and interest will be payable in cash semi-annually in arrears on June 1 and December 1 commencing on December 1, 2004. The Company will make each interest payment to the holders of record on the immediately preceding May 15 and November 15.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to the Company, the Company will make all principal, premium and interest payments on the holder's notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agents and Registrar for the Notes

        The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

        The registered holder of a note will be treated as its owner for all purposes.

Subordination

        The payment of principal of, premium, if any, and interest on the notes will be subordinated to the prior payment in full of all Senior Indebtedness of the Company.

        The holders of Senior Indebtedness will be entitled to receive payment in full in cash of all amounts due or to become due in respect of Senior Indebtedness before the holders of notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive Reorganization Securities and payments made from the trust described under the caption "—Legal Defeasance and Covenant Defeasance") in the event of any distribution to creditors of the Company in any Insolvency or Liquidation Proceeding with respect to the Company. Upon any such Insolvency or Liquidation Proceeding, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Reorganization Securities), to which the holders of the notes or the Trustee would be entitled will be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the holders of the notes or by the Trustee if received by them, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the amounts of Senior Indebtedness held by such holders) or their Representative or Representatives, as their interests may appear, for application to the payment of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness has been paid in full in cash, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of Senior Indebtedness.

        The Company also may not make any payment in respect of the notes (except in Reorganization Securities) if:

  •
  a payment default on Designated Senior Indebtedness occurs and is continuing; or

  •
  any other default occurs and is continuing on Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Credit Agent or the holders or the Representative of any Designated Senior Indebtedness.

        Payments on the notes may and shall be resumed:

  •
  in the case of a payment default, upon the date on which such default is cured or waived; and

  •
  in case of a nonpayment default, the earlier of

  (1)
  the date on which such nonpayment default is cured or waived;

  (2)
  179 days after the date on which the applicable Payment Blockage Notice is received; or

  (3)
  the date on which the Trustee receives written notice from the Credit Agent or the Representative for such Designated Senior Indebtedness, as the case may be, rescinding the applicable Payment Blockage Notice, unless the maturity of any Designated Senior Indebtedness has been accelerated.

        No new Payment Blockage Notice may be delivered unless and until 181 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

        No event of default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

        As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, holders of the notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. See "Risk Factors—Risks Relating to the Exchange Offer and the New Notes—Your right to receive payments on the notes is junior to most of our existing indebtedness and possibly most of our future borrowings. Further, the subsidiary guarantees will be junior to most of the subsidiary guarantors' existing indebtedness and possibly to all of their future borrowings. Additionally, claims of creditors of our non-guarantor subsidiaries will generally have priority with respect to the assets and earnings of those subsidiaries over claims of holders of the notes." The Company and its Restricted Subsidiaries will be subject to certain financial tests limiting the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its Restricted Subsidiaries can incur. See "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock."

Subsidiary Guarantees

        Each of the Company's Domestic Restricted Subsidiaries (other than Permitted Joint Ventures and Receivables Entities) will jointly and severally guarantee, on a senior subordinated basis, the Company's obligations under the notes. Each Subsidiary Guarantee will be subordinated to the prior payment in full of all Senior Indebtedness of that Guarantor. As of the Issue Date, each of our subsidiaries that guarantees our existing 9 1/2% Senior Subordinated Notes and 13% Senior Subordinated Notes will guarantee the notes.

        Each Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including, without limitation, guarantees and other contingent liabilities) of a Guarantor, as applicable, and depending on the amount of such indebtedness, a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Relating to the Exchange Offer and the

New Notes—Federal and state statutes allow courts, under specific circumstances, to void subsidiary guarantees and require holders of the notes to return payments received from subsidiary guarantors."

        A Guarantor may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person unless:

  (1)
  immediately after giving effect to that transaction, no Default or Event of Default exists; and

  (2)
  either:

  (a)
  the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor pursuant to a supplemental indenture satisfactory to the Trustee; or

  (b)
  the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture.

        The Subsidiary Guarantee of a Guarantor will be released:

  (1)
  in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) if the Company applies the Net Proceeds of that sale or other disposition in accordance with the applicable provisions of the Indenture; or

  (2)
  in connection with the sale of all of the Capital Stock of a Guarantor if the Company applies the Net Proceeds of that sale in accordance with the applicable provisions of the Indenture; or

  (3)
  if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary.

        The Net Proceeds of an Asset Sale may be used by the Company to make an offer to holders for the repurchase of notes. See "—Repurchase at the Option of Holders—Asset Sales."

Optional Redemption

        At any time prior to June 1, 2007, the Company may on one or more occasions redeem up to 35% of the aggregate principal amount of notes (including Additional Notes, if any) originally issued under the Indenture at a redemption price of 109.125% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

  •
  at least 65% of the aggregate principal amount of notes (including Additional Notes, if any) remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its Subsidiaries); and

  •
  each such redemption occurs within 90 days of the date of the closing of the related Equity Offering.

        Prior to June 1, 2008, we may at our option redeem all, but not less than all, of the notes (including Additional Notes, if any) at a redemption price equal to 100% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder's registered address, not less than 30 nor more than 60 days prior to the redemption date.

          "Applicable Premium" means with respect to a note at any redemption date, the greater of (i) 1.00% of the principal amount of such note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such note on June 1, 2008 (such redemption price being described below exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such note through June 1, 2008 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such note on such redemption date.

          "Adjusted Treasury Rate" means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities", for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after June 1, 2008, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

          "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes from the redemption date to June 1, 2008, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to June 1, 2008.

          "Comparable Treasury Price" means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

          "Quotation Agent" means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

          "Reference Treasury Dealer" means Credit Suisse First Boston LLC and its successors and assigns and two other nationally recognized investment banking firms selected by the Company that are primary U.S. Government securities dealers.

          "Reference Treasury Dealer Quotations" means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

        On or after June 1, 2008, the Company may redeem all or a part of the notes (including Additional Notes, if any), upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

Year	Percentage
2008	104.563%
2009	102.281%
2010 and thereafter	100.000%

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows:

  •
  if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

  •
  if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

        No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

        Except as set forth under the caption "—Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the notes. The Company may at any time and from time to time purchase notes in the open market or otherwise.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, each holder of the notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder's notes pursuant to the offer described below (the "Change of Control Offer"). In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest thereon, if any, to the date of purchase. Within 60 business days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on a specified date no later than five Business Days after the termination of the Change of Control Offer (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

  •
  accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

  •
  deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

  •
  deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

        The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

        Prior to complying with any of the provisions of this "—Repurchase at the Option of Holders—Change of Control" covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Company's outstanding Senior Indebtedness currently prohibits the Company from purchasing any notes, and also provides that certain change of control events with respect to Holding and/or the Company would constitute a default under the agreements governing the Senior Indebtedness. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company's failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of notes.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third-party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        The provisions under the Indenture relative to the Company's obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the consent of the holders of a majority in principal amount of the notes.

Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  •
  the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

  •
  such fair market value is determined by the Company's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee; and

  •
  at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

  (1)
  any liabilities (as shown on the Company's or the Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee), that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

  (2)
  any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are within 60 days (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash received in that conversion); and

  (3)
  any Permitted Business Assets (so long as such Permitted Business Assets are acquired for fair market value, as determined in good faith by the Board of Directors of the Company, in connection with the transaction giving rise to such Asset Sale; provided that the Board of Directors' determination must be based on an opinion or appraisal issued by an independent accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $35 million), which Permitted Business Assets shall be deemed to have been acquired pursuant to the second succeeding paragraph in connection with such Asset Sale.

        The 75% limitation referred to above will not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the preceding sentence, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the 75% limitation.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any such Restricted Subsidiary may apply such Net Proceeds, at its option:

  •
  to repay or repurchase Senior Indebtedness of the Company or any Restricted Subsidiary;

  •
  to acquire all or substantially all the assets of, or a majority of the Voting Stock of, another Permitted Business;

  •
  to make a capital expenditure in a Permitted Business;

  •
  to acquire other assets (other than securities) that are used or useful in a Permitted Business; or

  •
  to make an Asset Sale Offer, treating the Net Proceeds as Excess Proceeds for all purposes.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds $15 million, the Company will be required to make an offer to all holders of notes (an "Asset Sale Offer") and other pari passu Indebtedness of the Company or any Guarantor (other than the 13% Senior Subordinated Notes) to the extent required pursuant to the terms of that pari passu Indebtedness to purchase the maximum principal amount of such notes or other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount (or, in the case of such other pari passu Indebtedness that was issued with significant original issue discount, 100% of the accreted value thereof) plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash (or in the case of such pari passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such other pari passu Indebtedness). If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of an Asset Sale Offer.

Certain Covenants

        The Indenture contains covenants including, among others, the following:

  Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (1)
  declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment on such Equity Interests in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company);

  (2)
  purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company or any Restricted Subsidiary of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

  (3)
  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the notes or any Subsidiary Guarantee, as applicable, except scheduled payments of interest or principal at Stated Maturity thereof; or

  (4)
  make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

        unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

  (2)
  (a) the Company would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

    (b) at the time of any such Restricted Payment (other than up to an aggregate of $5.0 million of such Restricted Payments in any calendar year) either (i) the notes have a Qualifying Rating or (ii) the Company's Consolidated Leverage Ratio is no more than 4.0 to 1 (after giving pro forma effect to such Restricted Payment); and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (1) through (6), (9), (10), (12), (13) and (14) of the next succeeding paragraph), is less than the sum, without duplication, of:

  (a)
  50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first full fiscal quarter commencing after the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

  (b)
  100% of the aggregate net proceeds (including the fair-market value of property other than cash, provided, that fair market value of property other than cash shall be determined in good faith by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee and such determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $35 million) received by the Company as a contribution to the Company's capital or received by the Company from the issue or sale since the Issue Date of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted subsequent to the Issue Date into such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock); plus

  (c)
  to the extent that any Restricted Investment in any Person that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, or an Unrestricted Subsidiary is designated a Restricted Subsidiary, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), or the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary upon becoming a Restricted Subsidiary, as the case may be, and (ii) the initial amount of such Restricted Investment made after the Issue Date in such Person or Unrestricted Subsidiary; plus

  (d)
  the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Equity Interests (other than Disqualified Stock) of the Company (less the amount of any cash, or other property, distributed by the Company or any Restricted Subsidiary upon such conversion or exchange); plus

    (e)
    if any Unrestricted Subsidiary pays any cash dividends or cash distributions to the Company or any of its Restricted Subsidiaries, 100% of any such cash dividends or cash distributions made after the Issue Date.

        So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

  (2)
  the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

  (3)
  the defeasance, redemption, repurchase or other acquisition of Indebtedness or Disqualified Stock of the Company or any Guarantor that is subordinate or junior in right of payment to the notes or any Subsidiary Guarantee, as applicable, with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness (assuming for purposes of this clause that Disqualified Stock is Indebtedness);

  (4)
  the payment of any dividend (or in the case of a partnership, limited liability company or other entity, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis regardless of whether any Default has occurred or is continuing;

  (5)
  the redemption, repurchase, acquisition or retirement of Equity Interests in a Permitted Joint Venture of the Company or of any of the Company's Restricted Subsidiaries in accordance with the organizational documents for, and agreements among holders of Equity Interests in, such Permitted Joint Venture or Restricted Subsidiary, provided that as a result of such redemption, repurchase, acquisition or retirement of Equity Interests in any such Permitted Joint Venture, any such Permitted Joint Venture shall become a Wholly Owned Restricted Subsidiary of the Company and a Guarantor under the Indenture;

  (6)
  the redemption, repurchase, acquisition or retirement of Equity Interests in and Indebtedness of the Development Corporations in accordance with the respective securities purchase agreements entered into and notes issued by such Development Corporations; provided that as a result of such redemption, repurchase, acquisition or retirement, such Development Corporations will become Wholly Owned Restricted Subsidiaries of the Company and Guarantors under the Indenture;

  (7)
  the purchase, redemption or other acquisition, cancellation or retirement for value of Equity Interests of the Company or any Restricted Subsidiary of the Company or any parent of the Company held by any existing or former director, officer, employee, independent contractor or consultant of the Company or Holding or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate directors, officers, employees, independent contractors or consultants; provided that such redemptions or repurchases pursuant to this clause will not exceed $2 million in any calendar year subsequent to the Issue Date with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $10 million in any calendar year; provided that the amount of any such payments will be included in calculations of the amount of Restricted Payments subsequent to the Issue Date;

  (8)
  loans or advances to employees or directors of the Company or Holding or any Subsidiary of the Company made in the ordinary course of business subsequent to the Issue Date the proceeds of which are used to purchase Capital Stock of the Company or Holding, in an aggregate amount not to exceed $5 million at any one time outstanding; provided that the amount of any such payments will be included in calculations of the amount of Restricted Payments subsequent to the Issue Date;

  (9)
  repurchases of Capital Stock, warrants, stock options or other rights to acquire Capital Stock subsequent to the Issue Date deemed to occur upon the exercise of warrants, stock options or other rights to acquire Capital Stock if such Capital Stock, warrants, stock options or rights represent a portion of the exercise price thereof;

  (10)
  payments to Holding in an amount equal to the amount of income tax that the Company and the Restricted Subsidiaries would have paid had they filed consolidated tax returns on a separate Company basis in any given year, less the amount of such taxes paid or to be paid directly by the Company and the Restricted Subsidiaries for such years;

  (11)
  an amount not to exceed $1.0 million in any fiscal year subsequent to the Issue Date to permit Holding to pay:

  (a)
  franchise taxes and other fees required to maintain its legal existence; and

  (b)
  its corporate overhead expenses incurred in the ordinary course of business, its audit expenses, any filing fees required by the Commission and to pay salaries or other compensation of employees who perform services for both Holding and the Company;

    provided that the amount of any such payments will be included in calculations of the amount of Restricted Payments subsequent to the Issue Date;

  (12)
  the Closing Date Dividend;

  (13)
  Permitted Investments; and

  (14)
  other Restricted Payments subsequent to the Issue Date in an aggregate amount not to exceed $10 million at any one time.

        The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in good faith by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "—Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and the Company's Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) and issue Disqualified Stock or preferred stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.00 to 1; determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock, as applicable, had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, "Permitted Debt"):

  (1)
  the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness and letters of credit pursuant to the Senior Credit Facilities; provided that the aggregate amount of all Indebtedness of the Company and the Guarantors outstanding under this clause (1) after giving effect to such incurrence does not exceed an amount equal to $545.0 million at any one time;

  (2)
  the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

  (3)
  the incurrence by the Company and the Guarantors of Indebtedness represented by the notes and the Subsidiary Guarantees;

  (4)
  the incurrence by the Company or any of its Restricted Subsidiaries of Capital Lease Obligations, mortgage financings, purchase money obligations or similar financing arrangements, in each case incurred for the purpose of financing all or any part of the purchase price or cost of design, construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary (whether through the direct purchase of assets or the Capital Stock of any Person owning such Assets) or Permitted Refinancing Indebtedness in respect thereof, in an aggregate principal amount or accreted value, as applicable, not to exceed $25 million at any time outstanding;

  (5)
  the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3) or (13) of this paragraph;

  (6)
  the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries (and the issuance of Disqualified Stock or preferred stock of any Restricted Subsidiary to the Company or another Restricted Subsidiary); provided, however, that:

  (a)
  if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of the Company, or the Subsidiary Guarantee of such Guarantor, in the case of a Guarantor; and

  (b)
  (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness, Disqualified Stock or preferred stock being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness, Disqualified Stock or preferred stock to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

  (7)
  the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding;

  (8)
  the Guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

  (9)
  Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

  (10)
  Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, asset or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that (a) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)) and (b) the maximum aggregate liability in respect of such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any such subsequent changes in value) actually received by the Company and/or such Restricted Subsidiary in connection with such disposition;

  (11)
  obligations in respect of performance, surety and similar bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

  (12)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funding in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of incurrence; and

  (13)
  the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (13), not to exceed $35 million.

        For purposes of determining compliance with this "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness in any manner that complies with this covenant. In addition, the Company may, at any time, change the classification of an item of Indebtedness (or any portion thereof) to any other clause or to the first paragraph hereof provided that the Company would be permitted to incur such item of Indebtedness (or the portion thereof) pursuant to such other clause or the first paragraph hereof, as the case may be, at such time of reclassification. Accrual of interest, accretion or amortization of original issue discount and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing trade payables or Indebtedness that does not constitute Senior Indebtedness (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired unless:

  •
  in the case of Liens securing Indebtedness that is expressly subordinated or junior in right of payment to the notes, the notes are secured on a senior basis to the obligations so secured until such time as such obligations are no longer secured by a Lien; and

  •
  in all other cases, the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

  •
  pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (i) on its Capital Stock or (ii) with respect to any other interest or participation in, or measured by, its profits;

  •
  pay any Indebtedness owed to the Company or any of the Company's Restricted Subsidiaries;

  •
  make loans or advances to the Company or any of the Company's Restricted Subsidiaries; or

  •
  transfer any of its properties or assets to the Company or any of the Company's Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  •
  any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including:

  (1)
  the Senior Credit Facilities as in effect as of the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole (as determined in the good faith judgment of the Company's Board of Directors), with respect to such dividend and other payment restrictions than those contained in the Senior Credit Facilities as in effect on the Issue Date; and

  (2)
  the Indenture and the notes;

  •
  any applicable law, rule, regulation or order;

  •
  any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

  •
  customary provisions restricting assignment, subletting or transfer of any property or asset that is subject to a lease, license or contract entered into in the ordinary course of business and consistent with past practices;

  •
  any Purchase Money Note or other Indebtedness or contractual requirements incurred with respect to a Qualified Receivables Transaction relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors of the Company, are necessary to effect such Qualified Receivables Transaction;

  •
  any encumbrance or restriction under leases and purchase money obligations for property leased or acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in the last clause of the preceding paragraph;

  •
  restrictions with respect solely to a Restricted Subsidiary of the Company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that such restrictions apply solely to the Capital Stock or assets being sold of such Restricted Subsidiary;

  •
  provisions with respect to the disposition or distribution of assets or property in connection with Permitted Joint Ventures entered into in accordance with past practice made in the ordinary course of business;

  •
  Permitted Refinancing Indebtedness, provided that the material restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, in the good faith judgment of the Company's board of directors, taken as a whole, to the holders of notes than those contained in the agreements governing the Indebtedness being refinanced; and

  •
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

        The Company may not: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person unless:

  (1)
  either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

  (2)
  the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made expressly assumes all the obligations of the Company under the notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

  (3)
  immediately after giving pro forma effect to such transaction no Default or Event of Default exists; and

  (4)
  the Company or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made:

  (a)
  will, after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock"; or

  (b)
  would (together with its Restricted Subsidiaries) have a higher Fixed Charge Coverage Ratio immediately after such transaction (after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period) than the Fixed Charge Coverage Ratio of the Company and its Subsidiaries immediately prior to the transaction.

        The preceding clause (4) will not prohibit:

  (a)
  a merger between the Company and a Wholly Owned Subsidiary; or

  (b)
  a merger between the Company and an Affiliate incorporated solely for the purpose of reincorporating the Company in another state of the United States; so long as, in each case, the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

        In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "—Merger, Consolidation or Sale of Assets" covenant will not be applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Restricted Subsidiaries.

Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate or any affiliated professional associations or professional corporations which employ physicians and other professionals who provide healthcare services for the Company's occupational and health services centers (each, an "Affiliate Transaction"), unless:

  (1)
  such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary made on an arm's-length basis with an unrelated Person; and

  (2)
  the Company delivers to the Trustee:

  (a)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

    (b)
    with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1)
  customary directors' fees to Persons who are not otherwise Affiliates of the Company;

  (2)
  transactions between or among the Company and/or its Restricted Subsidiaries;

  (3)
  the payment of Affiliate Management Fees in an amount in any calendar year not to exceed the greater of (a) $1 million and (b) 1% of Consolidated EBITDA;

  (4)
  payments by the Company or any of its Restricted Subsidiaries to Welsh Carson, Ferrer Freeman and their respective Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved in good faith by a majority of the Board of Directors of the Company or a committee thereof consisting of disinterested members;

  (5)
  loans or advances to employees in accordance with past practice made in the ordinary course of business which are approved in good faith by a majority of the Board of Directors of the Company or a committee thereof consisting of disinterested members;

  (6)
  any agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is no less favorable in any material respect to the Company and its Restricted Subsidiaries);

  (7)
  any payment pursuant to any tax sharing agreement between the Company and Holding or any other Person with which the Company is required or permitted to file a consolidated tax return or with which the Company is or could be part of a consolidated, combined or unitary group for tax purposes; provided that in no event shall the amount permitted to be paid pursuant to all such agreements exceed the tax liabilities attributable solely to the Company and its Restricted Subsidiaries (whether as a consolidated, combined or unitary group);

  (8)
  Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "—Certain Covenants—Restricted Payments";

  (9)
  customary fees and compensation, options and benefits paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any of its Restricted Subsidiaries;

  (10)
  any transaction involving ordinary course investment banking, merchant banking, commercial banking or related activities;

  (11)
  any transaction with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, that is fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the senior management and of the Board of Directors of the Company, or is on terms, taken as a whole, at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

  (12)
  any purchases by the Company's Affiliates of Indebtedness of the Company or any of its Restricted Subsidiaries offered to persons who are not Affiliates; provided that such purchases must be on the same terms and conditions as offered to Persons who are not Affiliates; and

  (13)
  issuances or sales by the Company of Equity Interests (other than Disqualified Stock) or any contribution to the capital of the Company or any Restricted Subsidiary.

        Notwithstanding the foregoing, the holders of notes will be entitled to receive payment in full in cash of all amounts due or to become due in respect of the notes before any payment is made with respect to Affiliate Management Fees in the event of any distribution to creditors of the Company in any Insolvency or Liquidation Proceeding with respect to the Company. No payments of Affiliate Management Fees shall be made by the Company or any of its Restricted Subsidiaries if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which Affiliate Management Fees are to be paid is less than 1.75 to 1; provided, however, that such payments due but not paid shall accrue and shall be paid only after such time as the Fixed Charge Coverage Ratio for a four full fiscal quarter period is no longer less than or equal to 1.75 to 1.

        For the avoidance of doubt, in connection with any transaction between Holding and the Company, a member of the Board of Directors of the Company shall not cease to be a disinterested director solely because such director also serves on the board of directors of Holding.

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments made at the time of such designation (to the extent not designated a Permitted Investment) and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." All such outstanding Investments will be valued at their fair market value at the time of such designation, as determined in good faith by the Board of Directors. That designation will only be permitted if such Restricted Payment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Anti-Layering

        The Company will not, and will not permit any Guarantor to, incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both:

  •
  subordinate or junior in right of payment to any Senior Indebtedness; and

  •
  senior in any respect in right of payment to the notes.

        No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both:

  •
  subordinate or junior in right of payment to any Senior Indebtedness of such Guarantor; and

  •
  senior in any respect in right of payment to the Subsidiary Guarantees.

Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary or to issue any of its

Equity Interests (other than, if necessary, Equity Interests constituting directors' qualifying shares) to any Person except:

  (1)
  to the Company or a Wholly Owned Subsidiary (other than a Receivables Entity); or

  (2)
  in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales" and immediately after giving effect to such issuance or sale, such Restricted Subsidiary either would continue to be a Restricted Subsidiary or if such Restricted Subsidiary would no longer be a Restricted Subsidiary, then the investment of the Company in such Person (after giving effect to such issuance or sale) would have been permitted under the "Restricted Payments" covenant as if made on the date of such issuance or sale.

        Notwithstanding the preceding paragraph, the Company may sell all the Equity Interests of a Restricted Subsidiary as long as the Company complies with the terms of the covenant described under the caption "—Repurchase at the Option of Holders—Asset Sales."

Limitations on Issuances of Guarantees of Indebtedness

        The Company will not permit any Restricted Subsidiary, directly or indirectly, to incur Indebtedness or Guarantee or pledge any assets to secure the payment of any Indebtedness of the Company or any Restricted Subsidiary unless either such Restricted Subsidiary (1) is a Guarantor or (2) simultaneously executes and delivers a supplemental indenture to the Indenture and becomes a Guarantor, which Guarantee shall (a) with respect to any Guarantee of Senior Indebtedness, be subordinated in right of payment on the same terms as the notes are subordinated to such Senior Indebtedness and (b) with respect to any Guarantee of any other Indebtedness, be senior to or pari passu with such Restricted Subsidiary's other Indebtedness or Guarantee of or pledge to secure such other Indebtedness.

        Notwithstanding the preceding paragraph, any Subsidiary Guarantee of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged under the circumstances described above under the caption "—Subsidiary Guarantees." The form of the Guarantee will be attached as an exhibit to the Indenture.

Additional Guarantees

        If (a) the Company shall acquire or create a Domestic Restricted Subsidiary (other than a Permitted Joint Venture or a Receivables Entity) after the Issue Date, or (b) any Subsidiary of the Company becomes (1) a Domestic Restricted Subsidiary (other than a Permitted Joint Venture or a Receivables Entity) or (2) guarantees any Indebtedness of the Company or a Domestic Restricted Subsidiary, then, in each case, such newly acquired or created Restricted Subsidiary or such other Subsidiary, as the case may be, shall become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel, in accordance with the terms of the Indenture.

Business Activities

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Advances to Subsidiaries

        All advances to Restricted Subsidiaries made by the Company after the Issue Date will be evidenced by intercompany notes in favor of the Company. Each intercompany note will be payable upon demand and will bear interest at the same rate as the notes. A form of intercompany note will be attached as an exhibit to the Indenture.

Payments for Consents

        The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

        Whether or not required by the Commission, so long as any notes are outstanding, the Company will furnish or make available to the holders of notes, within the time periods specified in the Commission's rules and regulations:

  (1)
  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's independent registered public accounting firm; and

  (2)
  all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, whether or not required by the Commission, the Company will file a copy of all the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an Event of Default:

  (1)
  default for 30 days in the payment when due of interest on the notes whether or not prohibited by the subordination provisions of the Indenture;

  (2)
  default in payment when due of the principal of or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the Indenture;

  (3)
  failure by the Company to comply with the provisions described under the caption "Certain Covenants—Merger, Consolidation or Sale of Assets;"

  (4)
  failure by the Company for 30 days after notice from the Trustee or holders of at least 25% in principal amount of the notes then outstanding to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Certain Covenants—Restricted Payments" or "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;"

  (5)
  failure by the Company for 60 days after notice from the Trustee or holders of at least 25% in principal amount of the notes then outstanding to comply with any of its other agreements in the Indenture or the notes;

  (6)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for borrowed money or Guarantee by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

  (a)
  is caused by a failure to pay principal of or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

  (b)
  results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25 million or more;

  (7)
  failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $25 million, which judgments are not paid, discharged or stayed for a period of 60 days;

  (8)
  except as permitted by the Indenture, any Subsidiary Guarantee of a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any such Guarantor, shall deny or disaffirm such Guarantor's obligations under the Subsidiary Guarantee of such Guarantor; and

  (9)
  certain events of bankruptcy or insolvency with respect to the Company or any of the Company's Significant Subsidiaries.

        In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) of the preceding paragraph, the declaration of acceleration of the notes shall be automatically annulled if the holders of any Indebtedness described in clause (6) of the preceding paragraph have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if:

  •
  the annulment of the acceleration of notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

  •
  all existing Events of Default, except nonpayment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

        If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal of the notes to be due and payable immediately; provided, that so long as any Indebtedness permitted to be incurred pursuant to the Senior Credit Facilities shall be outstanding, such acceleration shall not be effective until the earlier of:

  •
  an acceleration of any such Indebtedness under the Senior Credit Facilities; or

  •
  five business days after receipt by the Company and Credit Agent on the Issue Date (or to such other Credit Agent as the Trustee may hereafter be notified in writing) of written notice of such acceleration (provided that the notification of the replacement Credit Agent and its address should be received by the Trustee prior to the issuance of such notice of acceleration).

        If payment of the notes is accelerated because of an Event of Default, the Company shall promptly notify the holders of the Senior Indebtedness of the acceleration.

        Notwithstanding the preceding paragraph, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any of its Subsidiaries, the principal and any accrued but unpaid interest on all outstanding notes shall become due and payable immediately without further action or notice.

        Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

        The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the notes.

        The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company, or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the notes, the Indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

  •
  the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

  •
  the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  •
  the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

  •
  the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under the caption "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  •
  the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

  •
  in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  •
  in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  •
  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

  •
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

  •
  the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

  •
  no event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such notes or any other notes shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified in paragraphs (7) and (8) under the above caption "—Events of Default and Remedies", at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day); and

  •
  the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, which opinion may be subject to customary assumptions and exclusions, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        With the consent of the holders of not less than a majority in principal amount of the notes at the time outstanding (including consents obtained in connection with a purchase of or tender offer or exchange offer for the notes), the Company and Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the holders and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes may be waived; provided that without the consent of each holder affected, no amendment, supplement, modification or waiver may:

  •
  reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

  •
  reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

  •
  reduce the rate of or change the time for payment of interest on any Note;

  •
  waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

  •
  make any note payable in money other than that stated in the notes;

  •
  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

  •
  waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

  •
  make any change in the preceding amendment and waiver provisions; or

  •
  release any Guarantor from any of its obligations under its Guarantee of the notes or the Indenture, except in accordance with the terms of the Indenture.

        In addition, any amendment to, or waiver of the provisions of the Indenture relating to subordination that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding.

        Notwithstanding the preceding, without the consent of any holder of notes, the Company and the Trustee may amend or supplement the Indenture or the notes:

  •
  to cure any ambiguity, defect or inconsistency;

  •
  to provide for uncertificated notes in addition to or in place of certificated notes;

  •
  to provide for the assumption of the Company's obligations to holders of notes in the case of a merger or consolidation or the sale of all or substantially all of the Company's assets;

  •
  to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect in any material respect the legal rights under the Indenture of any such holder;

  •
  to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

  •
  to provide for the issuance of additional notes in accordance with the limitations set forth in the Indenture; or

  •
  to allow any Subsidiary to guarantee the notes.

Concerning the Trustee

        If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture limits the Trustee's right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Concentra Operating Corporation, 5080 Spectrum Drive, Suite 400, West Tower, Addison, Texas 75001; Attention: General Counsel.

Book-Entry

        We will issue the new notes in the form of one or more global notes (the "Global Notes"). The Global Notes will be deposited with, or on behalf of, the Depository Trust Company ("DTC") and initially registered in the name of DTC or its nominee.

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes."

Depository Procedures

        The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

        DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised us that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

  (2)
  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

        Investors in the Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "Holders" thereof under the Indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Subject to certain restrictions, transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        DTC has advised the Company that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

        Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for Certificated Notes if:

  (1)
  DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and DTC fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act; or

  (2)
  the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

  (3)
  there has occurred and is continuing a Default with respect to the notes and DTC notifies the Trustee of its decision to exchange the Global Notes for Certificated Notes.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

        The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder's registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "9 1/2% Senior Subordinated Notes" means the Company's 9 1/2% Senior Subordinated Notes due 2010.

        "13% Senior Subordinated Notes" means the Company's 13% Series A Senior Subordinated Notes due 2009 and Series B Senior Subordinated Notes due 2009.

        "Acquired Debt" means, with respect to any specified Person:

  •
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person or assumed in connection with the acquisition of assets from such Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of such specified Person or such acquisition; and

  •
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings; provided that any affiliated professional associations and professional corporations which employ physicians and other professionals who provide health care services for the Company's occupational health services centers shall not be deemed to be an Affiliate of the Company, Holding or any of their Subsidiaries.

        "Affiliate Management Fees" means any management, consulting, monitoring or advisory fees, and related expenses, payable to Welsh Carson, Ferrer Freeman or their respective Affiliates.

        "Asset Sale" means:

  (1)
  the sale, lease (other than an operating lease entered into in the ordinary course of business), conveyance or other disposition (a "Disposition") of any assets or rights (other than the licensing of its non-exclusive intellectual property rights) (including, without limitation, by way of a sale and leaseback), provided that the Disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions described above under the caption "—Repurchase at the Option of Holders—Asset Sales"; and

  (2)
  the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries (other than directors' qualifying shares);

        that, in the case of either clause (1) or (2) and whether in a single transaction or a series of related transactions:

    (a)
    has a fair market value in excess of $5 million; or

    (b)
    is for net proceeds to the Company and its Restricted Subsidiaries in excess of $5 million.

        Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

  (1)
  a transfer of assets among the Company, its Wholly Owned Restricted Subsidiaries and its Permitted Joint Ventures;

  (2)
  an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary;

  (3)
  a Restricted Payment that is permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment;

  (4)
  the sale of Cash Equivalents in the ordinary course of business;

  (5)
  a disposition of inventory in the ordinary course of business;

  (6)
  sales of accounts receivable and related assets or an interest therein of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Entity;

  (7)
  a disposition relating to the foreclosure of a Permitted Lien;

  (8)
  the sale and leaseback of any assets within 90 days of the acquisition thereof;

  (9)
  any exchange of property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Permitted Business;

  (10)
  any sale, transfer or other disposition of property that is idle, damaged, worn out, obsolete or no longer suitable for use in the ordinary course of business; and

  (11)
  sales or grants of licenses or sublicenses to use intellectual property of the Company or any of its Restricted Subsidiaries to the extent such sale, license or sublicense does not interfere in any material respect with the business of the Company and its Restricted Subsidiaries.

        "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

  •
  in the case of a corporation, corporate stock;

  •
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  •
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  •
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

  (1)
  Government Securities having maturities of not more than six months from the date of acquisition;

  (2)
  certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Senior Credit Facilities or with any domestic commercial bank having capital and surplus in excess of $500 million and whose long-term debt, or whose parent holding company's long-term debt, is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

  (3)
  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

  (4)
  commercial paper having the rating of "P-1" (or higher) from Moody's Investors Service, Inc. or "A-1" (or higher) from Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition; and

  (5)
  money market funds investing substantially in investments which constitute Cash Equivalents of the kinds described in clauses (1) through (4) of this definition.

        "Certificated Notes" means notes in registered certificated form.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of either (x) the Company and its Subsidiaries taken as a whole or (y) Holding to any "person" (as such term is used in Section 13(d) (3) of the Exchange Act) other than the Principals or a Related Party of any of the Principals;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of the Company;

  (3)
  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares);

  (4)
  the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

  (5)
  the Company or Holding consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company or Holding, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or Holding, as the case may be, is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company or Holding, as the case may be, outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person immediately after giving effect to such issuance.

        "Closing Date Dividend" means the $97,255,042 dividend declared and paid by the Company on or about the Issue Date; provided that $1,224,404 of such dividend may be paid when determined by the Company to Holding subsequent to the Issue Date.

        "Consolidated EBITDA" means, with respect to any Person, for any period, the Consolidated Net Income of such Person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of

  •
  consolidated income taxes;

  •
  consolidated depreciation and amortization (including amortization of debt issuance costs in connection with any Indebtedness of such Person and its Restricted Subsidiaries and depreciation and amortization attributable to the Permitted Joint Ventures existing at August 17, 1999 which were not consolidated);

  •
  Fixed Charges;

  •
  expenditures paid prior to or contemporaneously with and related to any actual or proposed financing, mergers or dispositions or acquisitions permitted to be incurred by the Indenture (including, without limitation, financing and legal fees and costs incurred with any such mergers, acquisitions or dispositions); and

  •
  all other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period);

provided that consolidated income taxes, depreciation and amortization of a Subsidiary of such Person that is not a Wholly Owned Subsidiary shall only be added to the extent of the Equity Interest of such Person in such Subsidiary.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication:

  •
  the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, pursuant to Hedging Obligations; provided that in no event shall any amortization of deferred financing costs be included in Consolidated Interest Expense); plus

  •
  the consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; plus

  •
  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to such plan or trust; provided, however, that there will be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Company or any Restricted Subsidiary.

        Notwithstanding the preceding, the Consolidated Interest Expense with respect to any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be included only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

        "Consolidated Leverage Ratio" means, as of any date of determination, the ratio of (x) total Indebtedness of the Company and its Restricted Subsidiaries to (y) Consolidated EBITDA of the Company for the period of four consecutive fiscal quarters most recently ended for which internal financial statements are then available prior to the date of determination, with such pro forma adjustments as are appropriate and consistent with the pro forma adjustments set forth in the definition of Fixed Charge Coverage Ratio.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that

  (1)
  the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof;

  (2)
  the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

  (3)
  the Net Income of any Person acquired in a transaction accounted for in a manner similar to a pooling of interests (including any common control acquisition) for any period prior to the date of such acquisition shall be excluded; and

  (4)
  the cumulative effect of a change in accounting principles shall be excluded.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

  •
  was a member of such Board of Directors on the Issue Date;

  •
  was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election; or

  •
  was nominated by the Principals.

        "Credit Agent" means JPMorgan Chase Bank, in its capacity as Administrative Agent for the lenders party to the Senior Credit Facilities, or any successor thereto or any person otherwise appointed.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Senior Indebtedness" means (1) any Indebtedness outstanding under the Senior Credit Facilities and (2) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25 million and is specifically designated in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture (provided, however, that no such Senior Indebtedness under clause (2) shall constitute Designated Senior Indebtedness at any time at which any 9 1/2% Senior Subordinated Notes are outstanding and such Senior Indebtedness does not also constitute "Designated Senior Indebtedness" under the indenture governing the 9 1/2% Senior Subordinated Notes).

        "Development Corporation" means any corporation, association, limited liability company or other business (other than a partnership) existing at the Issue Date managed by the Company but owned by a Person (who is not the Company or an Affiliate or a Subsidiary of the Company), engaged in the development of occupational health centers and financed by the issue of Equity Interests and notes under securities purchase agreements to third-party investors.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would not constitute Disqualified Stock but for change of control or asset sale provisions shall not constitute Disqualified Stock if the provisions are not more favorable to the holders of such Capital Stock than the provisions described under "—Repurchase at the Option of Holders—Change of Control" and "—Repurchase at the Option of Holders—Asset Sales."

        "Domestic Restricted Subsidiary" means any Restricted Subsidiary other than (a) a Foreign Restricted Subsidiary or (b) a Subsidiary of a Foreign Restricted Subsidiary.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means an offering of the Equity Interests (other than Disqualified Stock) of Holding or the Company; provided that in the event of an offering by Holding, Holding contributes to the capital of the Company the portion of the net cash proceeds of such offering necessary to pay the aggregate redemption price (plus accrued interest to the redemption date) of the notes to be redeemed pursuant to the provisions described in the first paragraph under "—Optional Redemption."

        "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Credit Facilities) in existence on the Issue Date, until such amounts are repaid.

        "Ferrer Freeman" means Ferrer Freeman & Company LLC and its Affiliates.

        "Fixed Charge Coverage Ratio" means with respect to any Person as of any date of determination, the ratio of the Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination and as to which internal financial statements are available to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, defeases, redeems or otherwise discharges any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, defeasance, redemption or discharge of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

  (1)
  acquisitions or dispositions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be calculated to include the Consolidated EBITDA of the acquired entities on a pro forma basis (to be calculated in accordance with Article 11-02 of Regulation S-X, as in effect from time to time), shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated EBITDA for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

  (2)
  the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded if greater than zero; and

  (3)
  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

        For purposes of this definition, whenever pro forma effect is to be given to an Investment or an acquisition or disposition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, or any other calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any interest rate agreement applicable to such Indebtedness if such interest rate agreement has a remaining term in excess of 12 months).

        "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

  (1)
  the Consolidated Interest Expense of such Person for such period, minus the interest income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; plus

  (2)
  any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or that is secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

  (3)
  the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary (a) that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and (b) with respect to which more than 80% of any of its sales, earnings or assets (determined on a consolidated basis in accordance with GAAP) are located in, operated from or derived from operations located in territories outside of the United States of America and jurisdictions outside the United States of America.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

        "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

        "Guarantors" means each Subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

  •
  interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

  •
  other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

        "Holding" means Concentra Inc.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, in respect of:

  •
  borrowed money;

  •
  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

  •
  bankers' acceptances;

  •
  representing Capital Lease Obligations; or

  •
  the balance deferred and unpaid of the purchase price of any property (which purchase price is due more than 60 days after the date of placing such property in service or taking delivery and title thereto) or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

        The amount of any Indebtedness outstanding as of any date shall be:

  •
  the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest; and

  •
  the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

        "Insolvency or Liquidation Proceedings" means:

  •
  any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding, relative to the Company or to the creditors of the Company, as such, or to the assets of the Company;

  •
  any liquidation, dissolution, reorganization or winding up of the Company, whether voluntary or involuntary, and involving insolvency or bankruptcy; or

  •
  any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Company.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), or purchases or other acquisitions of or the transfer of assets for consideration of, Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Issue Date" means the date on which the notes are first issued under the Indenture.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, excluding, however:

  •
  any gain (loss), together with any related provision for taxes on such gain (loss), realized in connection with:

  (1)
  any Asset Sale; or

  (2)
  the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

  •
  any extraordinary or nonrecurring gain (loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (loss).

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), the amounts required to be applied to the payment of Indebtedness (other than Indebtedness incurred pursuant to the Senior Credit Facilities) secured by a Lien on the asset or assets that were the subject of the Asset Sale, distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale and the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, for adjustments in respect of the sale price of the assets that were the subject of such Asset Sale or as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale.

        "Non-Recourse Debt" means Indebtedness:

  •
  as to which neither the Company nor any of its Restricted Subsidiaries:

  (1)
  provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

  (2)
  is directly or indirectly liable as a guarantor or otherwise; or

  (3)
  constitutes the lender;

  •
  no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

  •
  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Permitted Business" means any business in which the Company and its Restricted Subsidiaries are engaged on the Issue Date or any business reasonably related, incidental or ancillary thereto.

        "Permitted Business Assets" means assets used or useful in a Permitted Business.

        "Permitted Investments" means:

  (1)
  any Investment in the Company or in a Restricted Subsidiary (other than a Permitted Joint Venture);

  (2)
  any Investment in cash or Cash Equivalents;

  (3)
  any Investment in receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

  (4)
  any Investment received by the Company or any Restricted Subsidiary as consideration for the settlement of any litigation, arbitration or claim of bankruptcy or in partial or full satisfaction of accounts receivable owed by a financially troubled Person to the extent reasonably necessary in order to prevent or limit any loss by the Company or any of its Restricted Subsidiaries in connection with such accounts receivable;

  (5)
  Investments in existence on the Issue Date;

  (6)
  Hedging Obligations entered into in the ordinary course of business which transactions or obligations are incurred in compliance with the covenant described above under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (7)
  Guarantees issued in accordance with the covenant described above under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (8)
  any Investment by the Company or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Qualified Receivables Transaction; provided, however, that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in accounts receivable and related assets generated by the Company or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such accounts receivable;

  (9)
  any Investment by the Company or any Restricted Subsidiary of the Company (other than a Permitted Joint Venture) in a Person, if as a result of such Investment:

  (a)
  such Person becomes a Restricted Subsidiary (other than a Permitted Joint Venture) of the Company or of a Restricted Subsidiary of the Company (other than a Permitted Joint Venture); or

  (b)
  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company (other than a Permitted Joint Venture);

  (10)
  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

  (11)
  any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

  (12)
  any Investment in any Permitted Joint Venture after the Issue Date in an aggregate amount not to exceed $40 million, such aggregate amount to be increased as a result of any management fees, software fees and development fees received from such Permitted Joint Ventures in the ordinary course of business and any payment of any dividend or distribution received on a pro rata basis from any Permitted Joint Ventures as a holder of its Equity Interests; and

  (13)
  any Investment in any Person after the Issue Date in an aggregate amount, taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding, not to exceed $30 million.

        "Permitted Joint Venture" means, with respect to any Person:

  (1)
  any corporation, association or other business entity (other than a partnership):

  (a)
  of which more than 50% (or in the case of any such business entity in which the Company or any Restricted Subsidiary has an Investment before the Issue Date, 50% or more) of the Voting Stock is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the Restricted Subsidiaries of that Person or a combination thereof; and

  (b)
  which is either managed or controlled by such Person or any of its Restricted Subsidiaries; and

  (2)
  any partnership, joint venture, limited liability company or similar entity:

  (a)
  of which more than 50% (or in the case of any such entity in which the Company or any Restricted Subsidiary has an Investment before the Issue Date, 50% or more) of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests are owned or controlled, directly or indirectly, by such Person or one or more of the Restricted Subsidiaries of that Person or a combination thereof; and

  (b)
  which is either managed or controlled by such Person or any of its Restricted Subsidiaries,

        and which in the case of each of clauses (1) and (2),

  (A)
  is engaged in a Permitted Business;

  (B)
  only incurs Indebtedness to the Company;

  (C)
  does not enter into any Guarantee; and

  (D)
  distributes all cash pro rata in accordance with the Equity Interests therein at least annually (other than cash required to be reserved on its balance sheet in accordance with GAAP consistent with past practice).

        "Permitted Liens" means:

  (1)
  Liens that secure up to an aggregate principal amount of $545.0 million of Senior Indebtedness and Guarantees incurred pursuant to the Senior Credit Facilities;

  (2)
  Liens in favor of the Company or any Restricted Subsidiary;

  (3)
  Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were not incurred in contemplation of such event, merger or consolidation and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any Restricted Subsidiary;

  (4)
  Liens on property or assets of any Person existing at the time of acquisition of such property or Person owning such property by the Company or any Restricted Subsidiary of the Company, provided such Liens were not incurred in contemplation of such acquisition;

  (5)
  Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

  (6)
  Liens existing on the Issue Date;

  (7)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

  (8)
  Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described above under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (9)
  Liens securing Permitted Refinancing Indebtedness where the Liens securing the Indebtedness being refinanced were permitted under the Indenture;

  (10)
  Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $10 million at any one time outstanding and that: (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary;

  (11)
  Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

  (12)
  easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, as applicable, in the ordinary course of business and consistent with industry practices;

  (13)
  any interest or title of a lessor under any Capital Lease Obligation;

  (14)
  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

  (15)
  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

  (16)
  Liens securing Hedging Obligations which Hedging Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

  (17)
  pledges or deposits by such Person, in each case incurred in the ordinary course of business:

  (a)
  under workmen's compensation laws, unemployment insurance and other types of social security legislation (other than any Lien imposed by the Employer Retirement Income Security Act of 1974, as amended);

  (b)
  made in good faith in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party;

  (c)
  to secure public or statutory obligations of such Person or deposits or cash or Cash Equivalents to secure surety or appeal bonds to which such Person is a party; or

  (d)
  as security for contested taxes or import or customs duties or for the payment of rent;

  (18)
  Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet delinquent or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

  (19)
  judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

  (20)
  Liens securing Indebtedness of a Restricted Subsidiary owing to the Company or a Wholly Owned Restricted Subsidiary (other than a Receivables Entity);

  (21)
  Liens securing the notes and Subsidiary Guarantees under the Indenture;

  (22)
  Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case incurred in connection with a Qualified Receivables Transaction;

  (23)
  leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries; and

  (24)
  Liens arising from filing Uniform Commercial Code financing statements regarding leases.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that:

  (1)
  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith) except, in the case of the Senior Credit Facilities, the principal amount of such Permitted Refinancing Indebtedness does not exceed the greater of:

    (a)
    the principal amount of Indebtedness permitted (whether or not borrowed) under clause (1) of the second paragraph of the covenant described above under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (b)
    the amount actually borrowed or available to be borrowed under the Senior Credit Facilities;

  (2)
  such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

  (3)
  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

        "Principals" means Welsh Carson, Ferrer Freeman and their respective Affiliates.

        "Purchase Money Note" means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from the Company or any Restricted Subsidiary of the Company in connection with a Qualified Receivables Transaction to a Receivables Entity, which note is repayable from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated accounts receivable.

        "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Restricted Subsidiaries on an arms' length basis with the Standard Securitization Undertakings pursuant to which the Company or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to

  (1)
  a Receivables Entity (in the case of a transfer by the Company or any of its Restricted Subsidiaries); or

  (2)
  any other Person (in the case of a transfer by a Receivables Entity)

or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, the proceeds of such receivables and other assets which are customarily transferred, or in respect of which security interests are customarily granted in connection with asset securitization involving accounts receivable; provided that the aggregate consideration received in each such sale is at least equal to the aggregate fair market value of the receivables transferred.

        "Qualifying Rating" means a rating of the notes of Ba3 or better by Moody's or BB- or better by Standard & Poor's (or if either such rating agency shall cease to provide a rating of the notes for reasons outside the control of the Company, the equivalent rating from any other "nationally recognized statistical rating organization" within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency).

        "Receivables Entity" means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Restricted Subsidiary of the Company makes an Investment and to which the Company or any Restricted Subsidiary of the Company enters into a Qualified Receivables Transaction) which engages in no activities other than the financing of a Qualified Receivables Transaction and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Entity:

  (1)
  no portion of Indebtedness or any other obligations (contingent or otherwise) of such Person of which:

  (a)
  is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of Obligations (other than the principal, and interest, on Indebtedness) pursuant to Standard Securitization Undertakings);

  (b)
  has recourse to or obligates the Company or any Restricted Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings; and

  (c)
  subjects any property or asset of the Company or any Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

  (2)
  with which neither the Company nor any Restricted Subsidiary of the Company has any contract, agreement, arrangement or understanding other than

  (a)
  a Qualified Receivables Transaction in the ordinary course of business; and

  (b)
  fees payable in the ordinary course of business in connection with servicing accounts receivable both of which shall be on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

  (3)
  to which neither the Company nor any Restricted Subsidiary of the Company has any obligation to

  (a)
  subscribe for additional shares of Capital Stock or other Equity Interests therein or make any additional capital contributions or similar payments or transfer thereto other than in connection with a Qualified Receivables Transaction; or

  (b)
  maintain or preserve such entity's solvency, any balance sheet term, financial condition, level of income or cause such entity to achieve certain levels of operating results.

        Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

        "Related Party" with respect to any Principal means:

  •
  any controlling stockholder or partner, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal; or

  •
  any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a 51% or more controlling interest of which consist of such Principal and /or such other Persons referred to in the immediately preceding clause.

        "Reorganization Securities" means securities distributed to holders of the notes in an Insolvency or Liquidation Proceeding pursuant to a plan of reorganization consented to by each class of the Senior Indebtedness, but only if in such plan of reorganization the holders of the notes on the one hand and the holders of the Senior Indebtedness on the other hand are placed in separate and distinct classes from each other and from the classes of other claimants and the class of the holders of the notes is junior to the class of the holders of the Senior Indebtedness and only if all of the terms and conditions of such securities including, without limitation, term, tenor, interest, amortization, subordination, standstills, covenants and defaults are at least as favorable (and provide the same relative benefits) to the holders of Senior Indebtedness and to the holders of any security distributed in such Insolvency or Liquidation Proceeding on account of any such Senior Indebtedness as the terms and conditions of the notes and the Indenture are, and provide, to the holders of Senior Indebtedness.

        "Representative" means the Trustee, agent or representative for any Senior Indebtedness.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Rule 144A" means Rule 144A promulgated under the Securities Act.

        "Senior Credit Facilities" means the Credit Agreement, existing on the Issue Date, among the Company, Holding, the several lenders from time to time parties thereto and JPMorgan Chase Bank, as Administrative Agent, providing for revolving credit borrowings, term loans and letters of credit, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced (whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders) from time to time including increases in principal amount.

        "Senior Indebtedness" means:

  (1)
  all Indebtedness outstanding under the Senior Credit Facilities, including any Guarantees thereof and all Hedging Obligations with respect thereto;

  (2)
  any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes; and

  (3)
  all Obligations with respect to the preceding clauses (1) and (2).

        Notwithstanding anything to the contrary in the preceding, Senior Indebtedness will not include:

  (1)
  any liability for federal, state, local or other taxes owed or owing by the Company;

  (2)
  any Indebtedness of the Company to any of its Subsidiaries or other Affiliates;

  (3)
  any trade payables; or

  (4)
  any Indebtedness that is incurred in violation of the Indenture.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

        "Standard & Poor's" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

        "Standard Securitization Undertakings" means the interest rate, representations, warranties, covenants, the events of default and indemnities entered into by the Company or any Restricted

Subsidiary of the Company which shall be customary in securitization of accounts receivable transactions and on market terms.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which payment of or principal on such security is due and payable in the original documentation governing such securities, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof);

  (2)
  any partnership or limited liability company (a) the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof); and

  (3)
  any Permitted Joint Venture of such Person.

        "Subsidiary Guarantee" means a Guarantee provided by a Restricted Subsidiary.

        "Unrestricted Subsidiary" means (a) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors and (b) any Subsidiary of an Unrestricted Subsidiary, but, in each case, only to the extent that such Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

  (3)
  is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (4)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall be permitted only if: (1) such Indebtedness is permitted under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," and (2) no Default or Event of Default would be in existence following such designation.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors or similar governing board or group of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying: (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

  (2)
  the then outstanding principal amount of such Indebtedness.

        "Welsh Carson" means Welsh, Carson, Anderson & Stowe VIII, L.P. and its Affiliates.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Subsidiaries of such Person.

        "Wholly Owned Restricted Subsidiary" of the Company means a Wholly Owned Subsidiary which is a Restricted Subsidiary of the Company.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to the exchange of the old notes for the new notes, but does not purport to be a complete analysis of all potential tax effects. This discussion is based upon the provisions of the IRC, applicable Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. This discussion does not address the tax considerations arising under the laws of any foreign, state, local, or other jurisdiction.

        We believe that the exchange of the old notes for the new notes should not be an exchange or otherwise a taxable event to a holder for the U.S. federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted basis and holding period in the new notes as it had in the old notes immediately before the exchange.

PLAN OF DISTRIBUTION

        Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the old notes if:

  •
  you acquire the new notes in the ordinary course of your business; and

  •
  you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such new notes.

        You may not participate in the exchange offer if you are:

  •
  our "affiliate" within the meaning of Rule 405 under the Securities Act of 1933; or

  •
  a broker-dealer that acquired old notes directly from us.

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        If you wish to exchange new notes for your old notes in the exchange offer, you will be required to make representations to us as described in "Exchange Offer—Purpose and Effect of the Exchange Offer" and "—Procedures for Tendering—Your Representations to Us" in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your old notes in the exchange offer. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for old notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such new notes.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to, or through, brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, the broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the new notes offered in this exchange offer will be passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, included in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports and other information with the SEC. Our filings with the SEC are also available to the public from the SEC's website at http://www.sec.gov. These reports do not constitute a part of this prospectus, and we are not incorporating by reference any of the reports we file with the SEC. The public may read and copy any reports or other information that we file with the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330.

        In addition, pursuant to the indenture governing the notes, we have agreed to the extent permitted by the SEC to file with the SEC and in all events to distribute to the trustee (under the indenture) our annual reports containing audited annual consolidated financial statements and our quarterly reports containing our unaudited consolidated financial statements for each of the three first quarters of each fiscal year. We will do this without regard to whether we are subject to the informational requirements of the Exchange Act.

        We maintain an internet web site at www.concentra.com. The information on this site does not form a part of this prospectus.

        While any notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to Investor Relations, Concentra, at 5080 Spectrum Drive, West Tower, Suite 400, Addison, Texas 75001.

CONCENTRA OPERATING CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Concentra Operating Corporation

Consolidated Financial Statements as of
December 31, 2003 and 2002 and for the
Years Ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholder
of Concentra Operating Corporation:

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Concentra Operating Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2(h) to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, and ceased amortization of certain intangible assets.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
February 11, 2004

CONCENTRA OPERATING CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$42,621	$19,002
Accounts receivable, net	170,444	167,561
Prepaid expenses and other current assets	25,698	15,806
Deferred income taxes	14,386	11,964

Total current assets	253,149	214,333
Property and equipment, net	120,101	134,981
Goodwill and other intangible assets, net	483,773	486,231
Other assets	17,969	15,146

Total assets	$874,992	$850,691

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Revolving credit facility	$—	$—
Current portion of long-term debt	4,841	3,825
Accounts payable	7,355	9,168
Accrued expenses	69,167	50,504
Accrued compensation	54,359	48,377

Total current liabilities	135,722	111,874
Long-term debt, net	654,393	476,001
Deferred income taxes	11,687	30,552
Other liabilities	29,180	28,076
Fair value of hedging arrangements	—	33,472

Total liabilities	830,982	679,975
Commitments and contingencies (See Note 8)
Stockholder's equity:
Common stock, par value $.01 per share: Authorized shares—10,000 Issued and outstanding shares—1,054	—	—
Paid-in capital	140,659	311,077
Retained deficit	(96,649)	(140,361)

Total stockholder's equity	44,010	170,716

Total liabilities and stockholder's equity	$874,992	$850,691

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRA OPERATING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Years Ended December 31,
	2003	2002	2001
Revenue:
Health Services	$511,387	$471,968	$443,321
Network Services	260,159	230,299	185,267
Care Management Services	279,142	296,783	228,315

Total revenue	1,050,688	999,050	856,903
Cost of services:
Health Services	421,663	406,164	375,565
Network Services	147,350	138,218	110,187
Care Management Services	248,312	267,054	200,166

Total cost of services	817,325	811,436	685,918

Total gross profit	233,363	187,614	170,985
General and administrative expenses	122,949	106,222	81,631
Amortization of intangibles	3,933	3,776	15,746
Unusual charges (gains)	—	(1,200)	546
Charges for acquisition of affiliate	—	—	5,519

Operating income	106,481	78,816	67,543
Interest expense, net	56,318	63,582	66,398
(Gain) loss on change in fair value of hedging arrangements	(9,869)	7,589	13,602
Loss on early retirement of debt	7,837	7,894	—
Loss of acquired affiliate, net of tax	—	—	5,833
Other, net	2,692	(1,275)	(3,640)

Income (loss) before income taxes	49,503	1,026	(14,650)
Provision for income taxes	6,214	10,634	3,757

Net income (loss)	$43,289	$(9,608)	$(18,407)

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRA OPERATING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2003	2002	2001
Operating Activities:
Net income (loss)	$43,289	$(9,608)	$(18,407)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	46,299	42,957	32,517
Amortization of intangibles	3,933	3,776	15,746
(Gain) loss on change in fair value of hedging arrangements	(9,869)	7,589	13,602
Write-off of deferred financing costs	7,837	1,588	—
Write-off of fixed assets	662	135	107
Charges for acquisition of affiliate	—	—	5,519
Unusual charges (gains)	—	(1,200)	546
Changes in assets and liabilities, net of acquired assets and liabilities:
Accounts receivable, net	(2,083)	13,118	1,786
Prepaid expenses and other assets	(9,009)	6,385	11,809
Accounts payable and accrued expenses	32,529	(8,774)	16,226

Net cash provided by operating activities	113,588	55,966	79,451

Investing Activities:
Purchases of property, equipment and other assets	(29,648)	(35,074)	(45,837)
Acquisitions, net of cash acquired	(6,237)	(1,726)	(107,174)
Proceeds from the licensing of internally-developed software	—	515	1,103

Net cash used in investing activities	(35,885)	(36,285)	(151,908)

Financing Activities:
Proceeds from the issuance of debt	519,218	3,960	—
Proceeds from issuance of common stock to parent	—	52,955	—
Contribution from issuance of common stock by parent	266	25,370	49,746
Repayments of debt	(340,485)	(80,615)	(5,137)
Contributions to parent	(193,912)	—	—
Payment to terminate hedging arrangements	(23,603)	—	—
Payment of deferred financing costs	(13,152)	(3,321)	—
Borrowings (payments) under revolving credit facilities, net	—	(6,000)	6,000
Distributions to minority interests	(2,316)	(1,935)	(2,284)
Contribution from primary stockholder	—	—	12,865
Contribution from minority interest	—	—	5,135
Other	(100)	(43)	—

Net cash provided by (used in) financing activities	(54,084)	(9,629)	66,325

Net Increase (Decrease) in Cash and Cash Equivalents	23,619	10,052	(6,132)
Cash and Cash Equivalents, beginning of year	19,002	8,950	15,082

Cash and Cash Equivalents, end of year	$42,621	$19,002	$8,950

Supplemental Disclosure of Cash Flow Information:
Interest paid, net	$49,867	$62,983	$61,480
Income taxes paid (received), net	$2,785	$(861)	$(1,623)
Liabilities and debt assumed in acquisitions	$1,154	$258	$50,275
Net asset contribution (to) from parent	$(193,912)	$42,964	$74,564
Non-cash investing and financing activities:
Capital lease obligations	$1,351	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRA OPERATING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands, except share amounts)

	$0.01 Par Value Common Stock
	Number of Shares	Value	Paid-in Capital	Retained Deficit	Stockholder's Equity
Balance, December 31, 2000	1,000	$—	$46,483	$(51,812)	$(5,329)
Amortization of deferred compensation	—	—	—	398	398
Restricted stock retirement	—	—	(495)	—	(495)
Tax benefits from parent (see Note 7)	—	—	5,515	—	5,515
Capital contribution from parent:
Cash	—	—	49,747	—	49,747
Acquired Companies (NHR and other) (see Note 4)	—	—	74,563	—	74,563
Deemed equity contribution from WCAS (see Note 4)	—	—	12,865	—	12,865
Deemed dividend from acquisition of affiliate (NHR) (see Note 4)	—	—	—	(32,152)	(32,152)
Net loss	—	—	—	(18,407)	(18,407)

Balance, December 31, 2001	1,000	—	188,678	(101,973)	86,705
Amortization of deferred compensation	—	—	—	69	69
Tax benefits from parent (see Note 7)	—	—	211	—	211
Capital contribution from parent:
Cash	—	—	25,370	—	25,370
Acquired Companies (Em3 and OccMed) (see Note 4)	—	—	42,964	—	42,964
Shares issued to parent for cash	54	—	52,955	—	52,955
Modification of stock options and other	—	—	899	—	899
Deemed dividend from acquisition of affiliates (Em3 and OccMed) (see Note 4)	—	—	—	(28,849)	(28,849)
Net loss	—	—	—	(9,608)	(9,608)

Balance, December 31, 2002	1,054	—	311,077	(140,361)	170,716
Amortization of deferred compensation	—	—	—	423	423
Contribution to parent (see Note 5)	—	—	(193,912)	—	(193,912)
Tax benefits from parent (see Note 7)	—	—	22,860	—	22,860
Cash contribution from parent	—	—	266	—	266
Modification of stock options and other	—	—	368	—	368
Net income	—	—	—	43,289	43,289

Balance, December 31, 2003	1,054	$—	$140,659	$(96,649)	$44,010

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRA OPERATING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

        Concentra Operating Corporation (the "Company" or "Concentra Operating") is a leading comprehensive outsource solution for containing healthcare and disability costs. Serving the occupational, auto and group healthcare markets, Concentra Operating provides employers, insurers and payors with a series of integrated services which include employment-related injury and occupational health care, in-network and out-of-network medical claims review and repricing, access to specialized preferred provider organizations, first notice of loss or injury services, case management and other cost containment services. The Company provides these services through its health services ("Health Services"), network services ("Network Services") and care management services ("Care Management Services") segments. (See "Note 11, Segment Information"). Earnings per share has not been reported for the periods presented, as Concentra Operating is a wholly-owned subsidiary of Concentra Inc. ("Concentra Holding") and has no publicly held shares.

        The Company was formed in 1997 by the merger of CRA Managed Care, Inc. and Occusystems, Inc. The name of the Company after the merger was Concentra Managed Care, Inc., which was subsequently changed to Concentra Inc. In 1999, Concentra Holding was recapitalized in a transaction (the "1999 Recapitalization") valued at approximately $1.1 billion and led by Welsh, Carson, Anderson & Stowe ("WCAS"). Immediately following the 1999 Recapitalization, 86% of Concentra Holding's common stock was held by WCAS, 7% of Concentra Holding's common stock was held by funds managed by Ferrer Freeman & Company, LLC ("FFC") and 7% of Concentra Holding's common stock was held by other investors. In order to finance the 1999 Recapitalization and to effect the repurchase of all of Concentra Holding's then outstanding publicly-held shares, WCAS, FFC and other investors contributed approximately $423.7 million in equity financing and raised $110.0 million of 14.0% senior discount debentures, $190.0 million of senior subordinated notes, and $375.0 million of senior term debt.

2. Summary of Significant Accounting Policies

  (a) Consolidation

        The consolidated financial statements include the accounts of all subsidiaries and joint ventures in which a controlling interest is held. Investments in certain joint ventures where the Company owns a 50% or less interest are accounted for on an equity basis and, accordingly, consolidated income includes the Company's share of their income. For joint ventures where the Company owns a more than 50% interest, minority interests of $18.6 million and $17.6 million were included in other liabilities at December 31, 2003 and 2002, respectively. All significant intercompany accounts and transactions are eliminated in consolidation.

        Physician and physical therapy services are provided at the Health Services centers under management agreements with affiliated physician groups (the "Physician Groups"), which are independently organized professional corporations that hire licensed physicians and physical therapists to provide medical services to the centers' patients. The management agreements have original terms of 40-years and provide for the wide array of services that Health Services offers to the physician groups, such as: providing nurses and other medical support personnel, practice and facilities management, billing and collection, accounting, tax and financial management, human resource management, risk management, and marketing and information-based services. Health Services has a nominee stockholder relationship with the Physician Groups as defined in Emerging Issues Task Force Issue No. 97-2, Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice

Management Entities and Certain Other Entities with Contractual Management Arrangements, and as a result, the financial statements of the Physician Groups are consolidated. As also required by the revised Financial Accounting Standards Board (the "FASB") Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"), these Physician Groups are required to be consolidated as variable interest entities. All obligations arising from the operations of the Physician Groups are the responsibility of the Company.

  (b) Cash and Cash Equivalents

        The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. The carrying amount approximates fair value due to the short maturity of those instruments.

  (c) Revenue Recognition

        The Company generally recognizes revenue when there is persuasive evidence of an arrangement, the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The Company reduces revenue for estimated contractual allowances and records any amounts invoiced to the customer in advance of service performance as deferred revenue. The Company recognizes this revenue in the periods services are performed. The amount of deferred revenue, which is included in accrued liabilities, was $7.3 million and $0.2 million as of December 31, 2003 and 2002 respectively. In addition to the aforementioned general policy, the following are the specific revenue recognition policies of each segment of the Company's operations.

        Health Services.    Health Services consists of two primary components: (1) workers' compensation injury care and related services; and (2) non-injury healthcare services related to employer needs or statutory requirements. The Company recognizes revenue for both of these services as the services are performed. The provider reimbursement methods for workers' compensation injury care and related services vary on a state-by-state basis. Currently, 40 states have fee schedules pursuant to which all healthcare providers are uniformly reimbursed. The fee schedules are determined by each state and generally prescribe the maximum amounts that may be reimbursed for a designated procedure. In the states without fee schedules, healthcare providers are reimbursed based on usual, customary and reasonable fees charged in the particular state in which the services are provided. The Company includes billings for services in states with fee schedules in revenue net of allowance for estimated differences between its list prices and allowable fee schedule rates. In the states without fee schedules, the Company includes billings for its services in revenue net of allowance for estimated differences between the Company's list prices and amounts allowed as usual, customary, and reasonable. The Company records adjustments to the allowance based on final payment from the states upon settlement. The Company records the net revenue amount as accounts receivable.

        Network Services.    The Company derives a significant portion of its Network Services' revenue from the review and repricing of provider invoices, which determines the appropriate amount of reimbursement to be paid by our clients, including insurers, third-party administrators and other payors of healthcare costs. The Company's fees are normally based on the number of charges reviewed, or a percentage of the discounts from original invoiced amounts that the Company determines. The Company is also contractually entitled to receive a fixed and determinable portion of the savings identified. The Company recognizes this portion of its Network Services revenue as the services are performed, net of estimated allowances. The Company's estimates of credits and chargebacks are based upon both client-specific and aggregated factors that include historical billing and adjustment data, client contract terms and performance guarantees. A smaller portion of Network Services revenue relates to retrospective, or "post-payment," bill review services. The Company recognizes revenue from its post-payment bill review services when cash is collected because that is when the sales price becomes determinable.

        Care Management Services.    The Company's revenue for Care Management Services is recognized on a fee-for-service basis at estimated collectible amounts at the time that the services are rendered. The Company's fees are determined in advance for each type of service performed. Out of pocket costs incurred by the Company in administering a claim are passed on to the client and are included in revenue.

  (d) Cost of Services

        Cost of services consists primarily of the compensation and fringe benefits of physician and therapy providers, licensed technicians, clinic support and other field personnel, medical malpractice insurance, medical and laboratory supplies, facility costs and bad debt expense. Historically, acquisitions and the costs associated with these additional personnel and facilities have been the most significant factor driving increases in the Company's cost of services. More recently, the Company has seen increases in its medical malpractice and other insurance costs.

  (e) Contractual and Bad Debt Allowances

        Concentra is paid for virtually all of its services from insurance companies, third-party administrators and employers. Accordingly, payments from Medicare, Medicaid or directly from individual patients constitute less than 1% of the Company's revenue. Management maintains allowances for anticipated contractual billing adjustments that our clients or we may make to invoiced amounts. Management also maintains allowances for doubtful accounts for estimated losses resulting from clients' inability to make required payments. Each quarter, management evaluates the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined. Management writes-off accounts after all collection efforts have failed; typically no longer than one year after the service date.

        Management must make significant management judgments and estimates in determining contractual and bad debt allowances in any accounting period. One significant uncertainty inherent in our analysis is whether the Company's past experience will be indicative of future periods. Although future projections are considered when estimating contractual and bad debt allowances, management's decisions are ultimately based on the best information available to the time. Adverse changes in general economic conditions or trends in reimbursement amounts for the Company's services could affect the contractual and bad debt allowance estimates, collection of accounts receivable, cash flows and results of operations.

        The Company's total bad debt provision charged to expense during the years ended December 31, 2003, 2002 and 2001, was $12.2 million, $15.9 million and $12.7 million, respectively. The Company's total contractual provision offset against revenue during the years ended December 31, 2003, 2002 and 2001, was $64.4 million, $53.7 million and $35.9 million, respectively. The increase in the Company's provision for contractual allowances was due to revenue growth and additional reserves related to specific customer contracts. The decrease in the Company's provision for bad debt allowances was due to improved collections resulting from recently implemented information systems.

        Accounts receivable, net of related allowances, was comprised of the following at December 31 (in thousands):

	2003	2002
Accounts receivable	$216,601	$209,734
Bad debt allowances	(20,776)	(13,261)
Contractual allowances	(25,381)	(28,912)

Total allowances	(46,157)	(42,173)

Accounts receivable, net	$170,444	$167,561

  (f) Inventories

        Inventories primarily consist of medical supplies and related products held for resale and are valued at the lower of cost (first-in, first-out method) or market. Inventories are included in prepaid expenses and other current assets on the consolidated balance sheet.

  (g) Property and Equipment

        Property and equipment are recorded at cost or fair market value at the date of acquisition. Major expenditures for property, plant and equipment and those that substantially increase useful lives are capitalized. Direct internal and external costs of developing software for internal use, including programming and enhancements, are capitalized and amortized over the estimated useful lives once the software is placed in service. Software training costs, maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, costs and related accumulated depreciation are removed from the financial statements and any resulting gains or losses are included in operating income. Property and equipment were comprised of the following, as of December 31 (in thousands):

	2003	2002
Land	$2,462	$2,612
Buildings and improvements	5,971	6,266
Leasehold improvements	69,055	65,198
Furniture and equipment	67,080	63,434
Computer hardware	84,659	78,372
Computer software	97,754	82,531

	326,981	298,413
Accumulated depreciation and amortization	(206,880)	(163,432)

	$120,101	$134,981

        The Company provides for depreciation on property and equipment using straight-line and accelerated methods by charges to operations in amounts that allocate the cost of depreciable assets over their estimated lives as follows:

Asset Classification	Estimated Useful Life
Buildings and improvements	30-40 years
Leasehold improvements	The shorter of the life of lease or asset life
Furniture and equipment	7 years
Computer hardware	3-7 years
Computer software	3-5 years

  (h) Goodwill and Other Intangible Assets

        The Company assesses the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Important factors that could trigger an impairment review include:

  •
  significant underperformance relative to expected historical or projected future operating results;

  •
  significant changes in the manner of use of the acquired assets or the strategy for the overall business;

  •
  significant negative industry or economic trends;

  •
  significant decline in the Company's public bond price for a sustained period; and

  •
  significant decline in the Company's estimated market capitalization relative to net book value.

        Under generally accepted accounting principles, the Company is required to write down its intangible assets if they are determined to be impaired. Under current accounting standards, an impairment of an intangible asset is considered to have occurred when the estimated undiscounted future cash flows related to the assets are less than the carrying value of the asset. Estimates of future cash flows involve consideration of numerous factors, depending upon the specific asset being assessed. Relevant factors in this assessment include estimates of future market growth rates, service acceptance and lifecycles, selling prices and volumes, responses by competitors, service delivery costs and assumptions as to other operating expenses. When the Company determines that the carrying value of intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, it measures any impairment based on a projected discounted cash flow method using a discount rate determined by its management to be commensurate with the risk inherent in the Company's current business model. The value of these projected discounted cash flows could be subject to change based on differences in the assumptions noted above.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. ("SFAS") 141, Business Combinations ("SFAS 141") and SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition. These standards require all business combinations subsequent to June 30, 2001 to be accounted for using the purchase method of accounting. The Company adopted SFAS 141 and SFAS 142 effective January 1, 2002; however, certain provisions of these new standards also apply to any acquisitions concluded subsequent to June 30, 2001. Accordingly, the Company accounted for acquisitions subsequent to that date under provisions of these new standards. Under SFAS 142, goodwill and indefinite life intangible assets, such as the Company's trademarks, are no longer amortized, but are subject to annual impairment tests. Impairment testing may be more frequent if there are interim "triggering" events, such as adverse revenue trends or adverse economic conditions. Other intangible assets with finite lives, such as customer lists and non-compete agreements, will continue to be amortized over their useful lives. In addition, assembled workforce is no longer defined as an acquired intangible asset under SFAS 141. Accordingly, the Company reclassified assembled workforce to goodwill in the first quarter of 2002 and, effective January 1, 2002, ceased amortizing goodwill and assembled workforce.

        Under SFAS 142, the Company is required to test all existing goodwill and indefinite life intangibles for impairment annually, on a reporting unit basis. A reporting unit is the operating segment unless, at businesses one level below that operating segment (the component level), discrete financial information is prepared and regularly reviewed by management, and the businesses are not otherwise aggregated due to having certain common characteristics, in which case such component is the reporting unit. The Company uses a fair value approach to test goodwill and indefinite life intangibles for impairment. The Company recognizes an impairment charge for the amount, if any, by which the carrying amount of goodwill and indefinite life intangibles exceeds its fair value. The Company established fair values using projected cash flows. When available and as appropriate, the Company used comparative market multiples to corroborate projected cash flow results.

        The Company completed the transitional implementation tests on a reporting unit basis under SFAS 142 for intangible assets with indefinite lives and goodwill and determined that no impairment existed at January 1, 2002. The Company completed its 2003 and 2002 annual impairment tests of goodwill and determined that no impairment existed at July 1, 2003 or July 1, 2002, respectively. The Company recorded no goodwill impairment charges during 2003, 2002 or 2001. However, the fair value of Care Management Services exceeded its carrying value by approximately 22% for the third quarter of 2003 impairment test, due primarily due to this reporting unit's recent performance trends. A non-cash goodwill impairment charge to income may be incurred for this reporting unit in a future period if there is a modest decrease in future earnings.

        A reconciliation of the previously reported net income for the year ended December 31, 2001 to the amounts adjusted for the reduction of amortization expense, is as follows (in thousands):

Net loss:
As reported	$(18,407)
Add: amortization expense adjustment	14,906

As adjusted	$(3,501)

        The net carrying value of goodwill and other intangible assets is comprised of the following, as of December 31 (in thousands):

	2003	2002
Amortized intangible assets, gross:
Customer contracts	$6,190	$6,190
Covenants not to compete	4,305	4,305
Customer lists	3,420	3,420
Servicing contracts	3,293	3,293
Licensing and royalty agreements	285	285

	17,493	17,493
Accumulated amortization of amortized intangible assets:
Customer contracts	(3,342)	(1,770)
Covenants not to compete	(2,628)	(1,411)
Customer lists	(3,141)	(2,430)
Servicing contracts	(713)	(384)
Licensing and royalty agreements	(229)	(123)

	(10,053)	(6,118)

Amortized intangible assets, net	7,440	11,375
Non-amortized intangible assets:
Goodwill	476,179	474,702
Assembled workforce	—	—
Trademarks	154	154

	$483,773	$486,231

        The change in the net carrying amount of amortized intangible assets during the year ended December 31, 2003 is due to amortization. The net increase in goodwill is primarily due to acquisitions.

        The net carrying value of goodwill by operating segment is as follows, as of December 31 (in thousands):

	2003	2002
Health Services	$245,203	$243,726
Network Services	184,902	184,902
Care Management Services	46,074	46,074

	$476,179	$474,702

        Amortization expense for intangible assets with finite lives was $3.9 million, $3.8 million and $0.8 million, respectively, for the years ended December 31, 2003, 2002 and 2001. Estimated amortization expense on intangible assets with finite lives for the five succeeding fiscal years ending December 31, is as follows (in millions): $3.3, $2.2, $0.5, $0.4, $0.3.

        The value of goodwill and other intangible assets acquired was recorded at fair value. Through December 31, 2001, goodwill for acquisitions concluded through June 30, 2001 was amortized on a straight-line basis in accordance with Accounting Principles Board ("APB") Opinion No. 16, Business Combinations ("APB 16") over a period not to exceed 25 years. In accordance with SFAS 142, goodwill was not amortized for acquisitions concluded subsequent to June 30, 2001. Other intangibles were amortized on a straight-line basis over their estimated lives as follows:

Asset Classification	Estimated Useful Life
Customer contracts	2.5-4.0 years
Covenants not to compete	3.0-5.0 years
Servicing contracts	10.0 years
Customer lists	7.0 years
Assembled workforce	5.0 years
Licensing and royalty agreements	2.7 years
Trademarks	Indeterminate life

  (i) Deferred Finance Costs

        The Company capitalizes deferred finance costs and amortizes them on a straight-line basis over the life of the indebtedness. In conjunction with the issuance of certain 1999 Recapitalization indebtedness, the Company incurred $18.1 million in deferred finance costs, consisting primarily of underwriting fees. As part of the amendment of its credit facility in March 2000, the Company was required to pay a fee of $1.7 million to its lenders. Additionally, the Company paid $0.5 million in November 2001 for revisions of its credit facility covenants due to the acquisition of National Healthcare Resources, Inc. ("NHR"). The Company also paid $1.1 million and $2.2 million in June 2002 and November 2002, respectively, for credit facility amendments. In June 2002, the Company expensed $1.2 million of deferred financing fees, net of accumulated amortization, related to the early redemption of the Company's 13.0% senior subordinated notes. The Company expensed additional deferred financing fees of $0.4 million, net of accumulated amortization, in November 2002 related to prepayments on its credit facility. The Company paid $5.5 million and $1.2 million in August 2003 and November 2003, respectively, related to the issuance of its 9 1/2% senior subordinated notes. (See "Note 5, Revolving Credit Facility and Long-Term Debt"). The Company paid $5.9 million and $0.6 million in August 2003 and November 2003, respectively, related to its new credit facility. In August 2003, the Company expensed $7.8 million of deferred financing costs, net of accumulated amortization, related to the termination of its previous credit facility. Deferred finance costs, net of accumulated amortization, of $15.2 million and $12.7 million were included in other assets at December 31, 2003 and 2002, respectively.

  (j) Valuation of Hedging Arrangements

        The Company was a party to certain arrangements that hedged a portion of its exposure to variable interest rates under its previous credit facility. When accounting for hedging arrangements, the Company was required by accounting standards to:

  •
  recognize the fair value of hedging arrangements as assets or liabilities in the financial statements, and

  •
  recognize changes in the fair value of these derivatives in the statements of operations.

        Third parties, including major banking institutions, provided the Company with estimates of fair values of the Company's hedging arrangements, which reflected several factors, including relevant future market conditions, current bid-offer spreads and other market conditions. Valuations based on other models or different assumptions, including yield curve shifts, could have resulted in significantly different valuation estimates and could have caused significant non-cash charges to earnings relating to the change in the fair value of the interest rate hedges that the Company utilized. The Company terminated its hedging arrangements in August 2003 as part of its refinancing transactions, and the costs related to recognizing changes in their fair market value were charged to expense in the third quarter of 2003. The fair value of these hedges at December 31, 2002 was a liability of $33.5 million.

  (k) Valuation of Acquired Assets and Liabilities

        The Company has grown in part through several strategic acquisitions over the last few years. In many cases, the Company prepares its own internal purchase price allocations and determines the lives of the acquired assets. However, the Company may also use independent appraisers to assist in these efforts for larger or more complex acquisitions. The Company uses several valuation techniques in order to estimate fair values, including discounted cash flow analysis, replacement cost analysis and market comparables. These methods require significant assumptions regarding market conditions, operational integration issues, and the utilization of the underlying assets, which could change in the future and result in a significant impact on the Company's earnings. Additionally, the Company is required to make estimates of restructuring liabilities incurred in connection with these assets. These estimates involve assumptions relating to the timing and cost of personnel reductions, facility lease charges and other related exit costs. Because of the inherent nature of these assumptions and techniques, the Company could experience changes in estimated values that could be material to its earnings.

        During 2003 and 2002, the Company acquired a total of nine occupational healthcare centers, as well as the 12 centers obtained in the acquisition of substantially all of the assets and liabilities of OccMed Systems, Inc. ("OccMed"). During this time we also acquired Em3 Corporation ("Em3"), HealthNetwork Systems LLC ("HNS") and NHR. Except as discussed in "Note 4, Recent Acquisitions and Unusual Charges," the individual assets and liabilities of each acquired company were recorded at fair value, reflecting amounts for tangible assets and liabilities and intangible assets.

  (l) Investments in Joint Ventures

        Effective December 31, 2001, the Company paid $0.5 million to acquire a controlling interest in the two joint ventures that had historically been accounted for under the equity method. Accordingly, beginning January 1, 2002, the results for these joint ventures are consolidated with those of the Company. For the year ended December 31, 2001, revenue for these entities was $7.4 million, gross profit was $1.2 million and net income was $0.2 million.

  (m) Self-Insurance

        The Company self-insures a portion of certain insurable risks consisting primarily of current and prior years' losses related to workers' compensation, professional liability, general liability, automobile and certain employee health benefits. The Company's 2003 self-insurance retention liability on a per claim basis ranges from $500 to $500,000. Generally, the Company's self-insurance retention liability is

$50,000 for general and umbrella liability, $250,000 for workers' compensation, and $500,000 for professional liability, directors' and officers' liability, and employment practices. Liabilities in excess of these amounts are the responsibility of the insurer. The Company is self-insured for a portion of healthcare claims for eligible participating employees, subject to certain deductibles and limitations. In addition to actuarially determined estimates, provisions for claims under the self-insured programs are made based on the Company's estimate of the aggregate liability for claims incurred. There are many factors that are used in determining the estimates, including amount and timing of historical payments, severity of individual cases and anticipated volume of services provided and discount rates for future cash flows. Ultimate actual payments for worker' compensation and general and professional liability risks may not become known for several years after incurrence. Any additional factors changing the underlying data used in determining the loss reserves cannot currently be estimated, but could result in adjustments to the liability. In addition, reserves are established for losses that have occurred but have not been reported and for the adverse development of reserves on reported losses.

  (n) Professional Liability Insurance Claims

        The Company operates, along with virtually all healthcare providers, in an environment with medical malpractice and professional liability risks. The entire primary care segment of the healthcare industry has recently experienced dramatic increases in professional liability costs because of the volume of claims and the large legal settlements based on alleged negligence in providing healthcare. The Company maintains professional malpractice liability insurance and general liability insurance in amounts that it believes to be sufficient for its operations, although it is possible that some claims may exceed the scope of the coverage in effect. Allowances for professional liability risks were $6.1 million and $5.6 million at December 31, 2003 and 2002, respectively.

        The Company bases its provisions for losses related to professional liability risks upon actuarially determined estimates for deductibles. Loss and loss expense allowances represent the present value of the estimated ultimate net cost of all reported and unreported losses incurred. The Company estimates the allowances for unpaid losses and loss expenses using individual case-basis valuations and statistical analyses. Trends in loss severity and frequency affect these estimates. The Company continually reviews and records adjustments for these estimates as experience develops or new information becomes known. Current operating results include the changes to the estimated allowances. Due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed the Company's estimates.

  (o) Foreign Currency Translation

        All assets and liabilities of the Company's Canadian offices are translated at the year-end exchange rate, while revenue and expenses are translated at the average exchange rate in effect at the time of the transaction. Cumulative translation adjustments were immaterial for the years ended December 31, 2003, 2002 and 2001.

  (p) Income Taxes

        The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards if it is more likely than not that the tax benefits will be realized. Realization of the Company's deferred income assets is dependent on generating sufficient future taxable income prior to the expiration of the loss and tax credit carryforwards. The Company evaluates the recoverability of the deferred income tax assets and associated valuation allowance on a regular basis. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company evaluates a variety of factors on a regular basis to determine the amount of deferred income tax assets to recognize in the financial statements, including its recent earnings history, projected future taxable income, the number of years its net operating loss and tax credits can be carried forward, the existence of taxable temporary differences, and available tax planning strategies.

  (q) Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates. Changes in estimates are recorded during the period of change.

  (r) Reclassifications

        Certain reclassifications have been made in the 2002 and 2001 financial statements to conform to classifications used in 2003. As a result, the amounts reported in the consolidated financial statements of the Company differ from amounts previously reported in the Company's Forms 10-K for the years ended December 31, 2002 and 2001 and Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2003, 2002 and 2001.

3. Recent Accounting Pronouncements

        In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The Company adopted SFAS 143 on January 1, 2003. The adoption did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, ("SFAS 144") which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The statement provides a single accounting model for long-lived assets to be disposed. The Company adopted SFAS 144 on January 1,

2002. The adoption did not have a material impact on the Company's consolidated financial positions, results of operations or cash flows.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 concludes that gains or losses from debt extinguishments used as part of a company's risk management strategy should not be classified as an extraordinary item, effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, effective for transactions occurring after May 15, 2002. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions, effective for financial statements issued on or after May 15, 2002. The Company adopted the provisions of this pronouncement for all related transactions in the second quarter of 2002. This adoption did not have a significant impact on the consolidated financial statements. The Company redeemed $47.5 million of its existing 13.0% senior subordinated notes in July 2002 and prepaid $25.0 million of its senior term indebtedness in November 2002. Additionally, the Company terminated its previous credit facility in the third quarter of 2003. In accordance with SFAS 145, the related losses from debt extinguishment were included in income from continuing operations in the respective periods of 2002 and 2003. For a further discussion, see "Note 5. Revolving Credit Facility and Long-Term Debt."

        In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the accounting for costs to terminate a contract that is not a capital lease, costs to consolidate facilities and relocate employees, and involuntary termination benefits under one-time benefit arrangements that are not an ongoing benefit program or an individual deferred compensation contract. A liability for contract termination costs should be recognized and measured at fair value when either the contract is terminated or when the entity ceases to use the right conveyed by the contract. A liability for one-time termination benefits should be recognized and measured at fair value at the communication date if the employee would not be retained beyond a minimum retention period (i.e., either a legal notification period or 60 days, if no legal requirement exists). For employees who will be retained beyond the minimum retention period, a liability should be accrued ratably over the future service period. The Company adopted SFAS 146 on January 1, 2003. The adoption did not have a material impact on the consolidated financial position, results of operations or cash flows.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company's adoption of FIN 45 did not have a material impact on its results of operations and financial position, as the Company's previous credit agreement prohibited, and its existing credit agreement prohibits, these types of guarantees.

        In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure ("SFAS 148"). SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS 148 are effective for fiscal years ending after December 15, 2002. The Company has elected to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for employee stock options. For the disclosures required by SFAS 148, see "Note 10, Stock Option Plans."

        In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 was generally effective for contracts entered into or modified after June 30, 2003 and did not have an impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS 150, Accounting for Certain Instruments with Characteristics of Both Liability and Equity ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 did not have any financial impact on the Company's financial statements.

        In December 2003, the FASB issued a revised Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"), replacing the original interpretation issued in January 2003. FIN 46R requires certain entities to be consolidated by enterprises that lack majority voting interest when equity investors of those entities have insignificant capital at risk or they lack voting rights, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interests that enterprises have in these entities are called variable interests. These interests can derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards that are disproportionate to the voting interests in the entities. The provisions of FIN 46R must be immediately applied for variable interest entities created after January 31, 2003 and for variable interests in entities commonly referred to as "special purpose entities." For all other variable interest entities, implementation is required by March 31, 2004. The Physician Groups, whose financial statements historically have been consolidated with those of the Company, are considered variable interest entities and will continue to be consolidated. See "Note 2, Summary of Significant Accounting Policies," for a further discussion of the Physician Groups.

4. Recent Acquisitions and Unusual Charges

        In December 2002, the Company acquired Em3, a privately-held company located in Addison, Texas, in a transaction valued at $30.7 million. Following its inception in 2000, Em3 established a nationwide network of primary care physicians specializing in occupational healthcare, and its proprietary information systems and approach to the integration and management of workers' compensation care attracted several large national employers as its clients. Em3's business is complementary in nature to the Company's businesses. Under the terms of the transaction, Concentra Holding issued approximately $30.1 million of its common stock to Em3's equity holders through an exchange of Concentra Holding's common stock for substantially all of the assets and liabilities of Em3. Because there has been no active trading market for Concentra Holding's common stock, the board of directors relied upon internal financial analyses and negotiation with the principal stockholders of Em3 and other material considered relevant to determine the fair value of the common stock and number of shares to issue in the transaction. Concurrently with the closing of the acquisition, Concentra Holding contributed the assets and liabilities of Em3 to the Company, and the Company subsequently repaid $0.6 million of Em3's indebtedness to its largest stockholder, WCAS. The repayment of the indebtedness was financed through the use of cash on hand and by drawing down the Company's existing revolving credit line.

        In December 2002, the Company also acquired OccMed, a privately-held company located in Addison, Texas, in a transaction valued at $16.6 million. OccMed, established in 2001, developed 12 occupational healthcare centers across six geographic markets in the United States. Under the terms of the transaction, Concentra Holding issued approximately $12.8 million of its common stock for OccMed's assets and liabilities. Concurrent with this acquisition, Concentra Holding contributed the OccMed assets and liabilities to the Company, and the Company repaid $1.0 million of OccMed's indebtedness to its largest stockholder, WCAS, and $2.8 million of other indebtedness. Because there has been no active trading market for Concentra Holding's common stock, the board of directors relied upon internal financial analyses and negotiation with the principal stockholders of OccMed and other material considered relevant to determine the fair value of the common stock and number of shares to issue in the transaction. The repayment of the indebtedness was financed through the use of cash on hand and by drawing down the Company's existing revolving credit line.

        Because the Company is controlled by its primary stockholder, WCAS, and because WCAS also owned approximately 66% of Em3 and 69% of OccMed, the acquisition accounting for these transactions was viewed as a reorganization of entities under common control. Accordingly, the Company recorded Em3's and OccMed's assets and liabilities as if WCAS contributed its 66% and 69% respective interests in Em3 and OccMed to the Company at its historical cost. The Company accounted for the remaining 34% of Em3 and 31% of OccMed under the purchase method of accounting in accordance with SFAS 141, whereby assets and liabilities are "stepped-up" to fair value; any purchase price in excess of the amounts allocated to identifiable intangible assets acquired was allocated to goodwill. The effective date of these acquisitions was December 1, 2002. For the years ended December 31, 2002 and 2001, the Company recorded $3.3 million and $4.6 million, respectively, of losses allocated to minority interest in Em3 and OccMed, which is included in Other Income.

        Pursuant to the acquisition accounting discussed above, portions of the acquired assets that were considered to have been contributed from WCAS were recorded at historical values and the remaining portion was "stepped up" to fair value.

        The following amounts are included in the Consolidated Statements of Stockholder's Equity related to these transactions. In the year ended December 31, 2001, a deemed equity contribution from WCAS of $12.9 million represents the total amount of cash capital contributed to Em3 and OccMed by WCAS during 2001. In the year ended December 31, 2002, a capital contribution of $42.9 million represents the value of the Concentra Holding stock issued for the Em3 and OccMed acquisitions and contributed to the Company ($30.1 million for Em3 and $12.8 million for OccMed). In the year ended December 31, 2002, although an actual dividend was not declared, the Company recorded deemed dividends to WCAS of $20.0 million and $8.9 million to reflect WCAS' respective portions of Em3's and OccMed's sales proceeds from Concentra Holding (total deemed dividend of $28.9 million). The net balance of deemed capital reflects the fair value of the consideration paid for, and therefore WCAS' and the Company's basis in, the newly-acquired third party interests in each entity. Neither Concentra Holding nor the Company incurred any obligation to pay any contingent consideration in these transactions.

        The following table summarizes the recorded values of the Em3 and OccMed assets acquired and liabilities assumed at the date of acquisition, as determined by internal analyses and other material considered relevant ($ in thousands):

	Em3		OccMed
	Amortization life (in years)	As of December 1, 2002	Amortization life (in years)	As of December 1, 2002
Current assets		$261		$2,532
Property and equipment, net		2,791		5,070
Identifiable intangible assets:
Customer contracts	5	304		—
Customer lists		—	3	163
Goodwill		8,924		3,026
Other assets		2,667		28

		14,947		10,819
Current liabilities		940		4,517
Other long-term liabilities		3,400		173
Total liabilities assumed		4,340		4,690

Net assets acquired		$10,607		$6,129

        The goodwill for Em3 and OccMed was assigned to the Health Services segment. The primary items that generated this goodwill are the synergies between the acquired businesses and the Company. None of the goodwill is expected to be deductible for tax purposes. These transactions occurred after June 30, 2001, and therefore, the acquired goodwill is not subject to amortization.

        The following unaudited pro forma summary presents information as if Em3 and OccMed had been acquired as of the beginning of the periods presented. The pro forma amounts include certain adjustments, primarily to reflect the acquisition of the remaining equity interests from the minority stockholders, and do not reflect any benefits from economies that might be achieved from combining operations. The pro forma information does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies. ($ in thousands):

	2002	2001
Pro forma revenue	$999,050	$856,903
Pro forma net loss	(12,845)	(22,789)

        In connection with the Em3 acquisition, the Company recorded $0.5 million in restructuring costs primarily associated with professional fees, facilities consolidation costs and personnel reductions. Unusual charges of $0.5 million were recorded to reflect transaction costs associated with the Em3 and OccMed acquisitions. Through December 31, 2003, the Company had paid approximately $0.5 million for professional fees and services, including legal and accounting fees and no restructuring accrual remained in connection with this acquisition.

        In November 2001, the Company acquired all of the outstanding shares of capital stock of NHR, a privately-held company located in New York, New York, in a transaction valued at $141.8 million. NHR, founded in 1992, provided care management and network services to the workers' compensation and auto insurance industries nationwide. NHR's businesses were complementary in nature to and significantly expanded the Company's Care Management and Network Services businesses. In connection with this acquisition, Concentra Holding paid $84.0 million to NHR's equity and option holders through cash payments totaling $1.0 million and an exchange of approximately 3.8 million shares of its common stock for all of the outstanding shares and share equivalents of NHR. Of this total amount, the Company issued NHR's equity holders and option holders shares of common stock valued at $73.6 million at the time of closing and assumed a $9.4 million long-term liability that requires Concentra Holding to deliver 0.5 million shares of common stock to certain individuals who were stock option holders of NHR on the earlier of six months after an initial public offering by Concentra Holding or the passage of seven years. Because there has been no active trading market for Concentra Holding's common stock, the board of directors relied upon internal financial analyses and negotiation with the principal stockholders of NHR and other material considered relevant to determine the fair value of the common stock and number of shares to issue in the transaction. Concurrently with the closing of the acquisition, Concentra Holding contributed the capital stock and share equivalents of NHR to the Company's capital, and the Company repaid $57.8 million of NHR's indebtedness. Of this $57.8 million, (1) $19.5 million was financed through Concentra Holding's sale of new common stock and warrants, the proceeds of which were subsequently contributed to the Company's capital; and (2) the remainder was financed through the use of cash on hand and by drawing down the Company's then-existing revolving credit line.

        Because the Company's controlling stockholder, WCAS, owned approximately 48% of the common voting equity of NHR, the acquisition was accounted for as a reorganization of entities under common control. Accordingly, the Company recorded NHR's assets and liabilities as if WCAS contributed its proportionate ownership interest in NHR to the Company at its historical cost. The remainder of the acquisition was accounted for under the purchase method of accounting, whereby assets and liabilities are "stepped-up" to fair value with the remainder allocated to goodwill. The Company recognized NHR's historical net income and loss as a non-operating item in proportion to WCAS' investment in NHR utilizing the equity method of accounting from August 17, 1999 through October 31, 2001. Additionally, for financial statement purposes, WCAS' historical equity interest in NHR as of

August 17, 1999, was treated as a deemed contribution of equity to the Company, which has reflected the historical value of its presumed equity interest in NHR as a long-term investment in other assets on its consolidated balance sheet through the date of its acquisition of NHR on November 1, 2001. The presumed equity contribution as of August 17, 1999 was predicated on the premise that WCAS could have contributed its interest in NHR to the Company at the time it undertook its recapitalization transaction. NHR's full results of operations were consolidated after November 1, 2001, the effective date of the acquisition.

        Pursuant to the acquisition accounting discussed above, portions of the acquired assets that were considered to have been contributed by WCAS were recorded at historical values and the remaining portion was "stepped up" to fair value.

        The following amounts are included in the Consolidated Statements of Stockholder's Equity related to certain acquisitions for the year ended December 31, 2001. The $74.6 million capital contribution from parent represents the value of the Concentra Holding common stock issued by Concentra Holding in acquisitions and contributed to the Company ($73.6 million for NHR and $1.0 million for acquired occupational healthcare centers). Although an actual dividend was not declared, the Company recorded a deemed dividend to WCAS of $32.2 million to reflect WCAS' portion of NHR's sales proceeds from Concentra Holding. The net balance of deemed capital reflects the fair value of the consideration paid for, and therefore WCAS' and the Company's basis in, the newly acquired third party interests in NHR. Neither Concentra Holding nor the Company incurred any obligation to pay any contingent consideration in these transactions.

        The following table summarizes the recorded values of the assets acquired and liabilities assumed at the date of acquisition, as determined by internal analyses and other material considered relevant ($ in thousands).

	Amortization life (in years)	As of November 1, 2001
Current assets		$32,878
Property and equipment		16,307
Identifiable intangible assets:
Customer contracts	4	5,611
Covenants not to compete	3	2,016
Servicing contracts	10	3,293
Trademarks and other	Indefinite	153
Goodwill		100,357

		160,615
Current liabilities		31,080
Long-term debt		56,984
Other long-term liabilities		20,202

Total liabilities assumed		108,266

Net assets acquired		$52,349

        The weighted average life of the amortizable intangible assets purchased from NHR is 5.5 years. The $100.4 million of goodwill was assigned to the Network Services and Care Management Services segments in the amounts of $53.7 million and $46.7 million, respectively. The primary items that generated this goodwill were the value of the acquired assembled workforce and the synergies between the acquired business and the Company. None of the goodwill is expected to be deductible for tax purposes. The transaction occurred after June 30, 2001, and therefore, the acquired goodwill is not subject to amortization. Liabilities assumed in the acquisition include a long-term liability of $9.4 million to deliver a specified number of shares of Concentra Holding common shares on a future date, as described above. This liability is reflected on the Company's consolidated balance sheet as another long-term liability.

        The following unaudited pro forma summary for the year ended December 31, 2001 presents information as if NHR had been acquired as of January 1, 2001. The pro forma amounts include certain adjustments, primarily to recognize depreciation and amortization based on the allocated purchase price of NHR's assets, and do not reflect any benefits from economies which might be achieved from combining operations. The pro forma information does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies. ($ in thousands):

2001
Pro forma revenue	$977,623
Pro forma net loss	(18,471)

        In connection with the NHR acquisition, the Company recorded $6.0 million in asset write-downs and $6.8 million in restructuring costs primarily associated with employee severance and facilities consolidation costs. Of this $12.8 million, $5.5 million was recognized in 2001 as a charge for the acquisition of an affiliate and reflects WCAS' proportionate ownership percentage in NHR as applied to the total amount of asset write-downs and restructuring liabilities that occurred in connection with the acquisition. The Company recorded unusual charges of $0.5 million to reflect employee severance and facility consolidation costs associated with the Company's facilities. The Company recorded the remaining $6.8 million, which was reflective of the remaining non-WCAS proportionate ownership percentage in NHR as applied to the total amount of asset write-downs and restructuring liabilities that occurred in connection with the acquisition, under the purchase method of accounting. Through December 31, 2003, the Company used $6.0 million associated with asset write-downs and paid approximately $0.9 million for professional fees and services, including legal, accounting and regulatory fees, $3.4 million in facility consolidations, $2.0 million in costs related to personnel reductions and $0.1 million for other unusual costs. In the last half of 2002, the Company recorded an additional $0.6 million to the restructuring cost accrual due primarily to increased estimates for personnel and facility termination costs. At December 31, 2003, approximately $1.0 million of the restructuring cost accrual remained for facility obligations with terms expiring through August 2006, costs related to personnel reductions and other unusual charges. The Company anticipates that the majority of the remaining liability will be used over the next 12 months.

        In November 2001, the Company acquired all of the outstanding equity interests of HNS, a privately-held company located in Naperville, Illinois, in a transaction valued at approximately $30.9 million. HNS, founded in 1999, provides network management services such as provider bill repricing and provider data management for health plans and other payors working with multiple preferred provider organization networks. These services are complementary to the Company's existing services. Concentra Holding financed this acquisition primarily through the sale of its equity. Concentra Holding exchanged this cash and other consideration for all of HNS' equity interests. Concurrent with the closing of the acquisition, Concentra Holding contributed the equity interests of HNS and $0.8 million of cash to the Company, and the Company repaid approximately $0.8 million of HNS' indebtedness. Steven E. Nelson, one of the Company's directors, was the President and Chief Executive Officer of HNS at the time of the acquisition. Mr. Nelson and certain other of the Company's directors and management owned approximately 46.1% of the equity in HNS. All of HNS' assets, including its contracts, equipment, intangibles and goodwill, as well as all of its liabilities, were transferred to the Company and were recorded at fair value under the purchase method of accounting. The fair values of the acquired assets and liabilities were determined by internal financial analyses and other material considered relevant. The $26.1 million of goodwill was assigned to the Network Services segment and was reduced by $1.5 million in 2002 primarily due to certain purchase adjustments. The primary items that generated this goodwill were the value of the acquired assembled workforce and the synergies between the acquired business and the Company. The goodwill is expected to be deductible for tax purposes. The transaction occurred after June 30, 2001, and therefore, the acquired goodwill is not subject to amortization.

        Health Services acquired six centers in four transactions in 2003 and three centers in two transactions in 2002. The Company paid approximately $6.2 million and $2.8 million, net of cash acquired, and recorded approximately $5.1 million and $3.0 million for goodwill in 2003 and 2002, respectively. No contingent consideration exists related to these transactions. All of the acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values at the dates of acquisition. Some of those estimates are preliminary and subject to further adjustment.

        The following are rollforwards of the unusual cost reserves related to the acquisitions of NHR in 2001 and Em3 and OccMed in 2002 recorded by the Company (in thousands):

	Beginning Of Year	Accrued	Usage	End of Year
Fourth Quarter 2001 Accrual
2001	$—	$6,723	$(1,050)	$5,673
2002	5,673	621	(4,300)	1,994
2003	1,994	—	(991)	1,003
Fourth Quarter 2002 Accrual
2002	$—	$454	$(304)	$150
2003	150	—	(150)	—
Total
2001	$—	$6,723	$(1,050)	$5,673
2002	5,673	1,075	(4,604)	2,144
2003	2,144	—	(1,141)	1,003

5. Revolving Credit Facility and Long-Term Debt

        The Company's long-term debt as of December 31, 2003 and 2002 consisted of the following (in thousands):

	December 31,
	2003	2002
Term loan due 2009	$333,325	$—
Tranche B term loan	—	224,626
Tranche C term loan	—	112,314
9 1/2% senior subordinated notes due 2010, net	181,918	—
13.0% senior subordinated notes due 2009	142,500	142,500
Other	1,491	386

	659,234	479,826
Less: Current maturities	(4,841)	(3,825)

Long-term debt, net	$654,393	$476,001

        The Company had no revolving credit borrowings at December 31, 2003 and 2002. As of December 31, 2003 and 2002, accrued interest was $15.6 million and $11.4 million, respectively.

        On August 13, 2003, the Company completed a series of refinancing transactions (the "Refinancing Transactions") that included issuing $150.0 million aggregate principal amount of 9 1/2% senior subordinated notes (the "9 1/2% Subordinated Notes") and entering into a new $435.0 million senior secured term credit facility (the "New Credit Facility"). The New Credit Facility consists of a $335.0 million term loan facility (the "New Term Loan") and a $100.0 million revolving loan facility (the "New Revolving Credit Facility"). The Company used the proceeds from the 9 1/2% Subordinated Notes offering and the New Credit Facility together with cash on hand to: (1) repay the $335.2 million of outstanding indebtedness under the Company's previous credit facility, (2) terminate previously existing interest rate hedging arrangements valued at $23.6 million, (3) transfer $141.2 million of cash proceeds to the Company's parent, Concentra Holding, to enable it to redeem a portion of its 14.0% senior discount debentures, (4) pay $4.6 million of accrued interest on the previous credit facility and hedging arrangements and (5) pay approximately $11.3 million of related fees and expenses. In connection with the termination of the existing credit facility, the Company recorded approximately $7.8 million of debt extinguishment costs in the third quarter of 2003 for the write-off of related deferred financing fees and other expenses.

        On November 20, 2003, the Company issued an additional $30.0 million aggregate principal amount of its 9 1/2% Subordinated Notes. These notes were issued at 106.5% of their face value, resulting in the receipt of $2.0 million in additional gross proceeds. The proceeds from the 9 1/2% Subordinated Notes together with cash on hand were used to: (1) transfer $52.8 million of cash proceeds to the Company's parent, Concentra Holding, to enable it to redeem the remainder of its outstanding 14.0% senior discount debentures and (2) pay approximately $1.8 million of related fees and expenses. Additionally, the Company extended the maturity of Concentra Holding's $55.0 million bridge loan agreement from June 24, 2004 to March 31, 2005.

        On August 13, 2003, the Company entered into the New Credit Facility with a consortium of banks. Borrowings under the New Revolving Credit Facility and New Term Loan bear interest, at the Company's option, at either (1) the Alternate Base Rate ("ABR"), as defined, plus a margin initially equal to 2.25% for the loans under the New Revolving Credit Facility and 2.75% for the New Term Loan or (2) the reserve-adjusted Eurodollar rate plus a margin initially equal to 3.25% for the loans under the New Revolving Credit Facility and 3.75% for the New Term Loan. The margins for borrowings under the New Revolving Credit Facility will be subject to reduction based on changes in the Company's leverage ratios and certain other performance criteria. The New Term Loan matures on June 30, 2009, and requires quarterly principal payments of $0.8 million through June 30, 2008, $47.7 million for each of the following two quarters, $95.5 million on March 31, 2009 and any remaining balance due on June 30, 2009. The New Revolving Credit Facility provides for borrowing up to $100.0 million and matures on August 13, 2008. As part of the New Credit Facility, the Company was required to pay fees of $5.2 million to the lenders approving the agreement and $0.7 million of other related expenses. These fees and expenses were capitalized as deferred financing costs and will be amortized over the life of the New Credit Facility. The New Credit Facility contains certain financial compliance ratio tests. A failure to comply with these and other financial compliance ratios could cause an event of default under the New Credit Facility that could result in an acceleration of the related indebtedness before the terms of that indebtedness otherwise require the Company to pay that indebtedness. Such an acceleration would also constitute an event of default under the indentures relating to the Company's 9 1/2% Subordinated Notes and 13.0% senior subordinated notes ("13.0% Subordinated Notes") and could also result in an acceleration of the 9 1/2% Subordinated Notes and the 13.0% Subordinated Notes before the indentures otherwise require the Company to pay the notes. The New Credit Facility contains prepayment requirements that would occur based on certain net asset sales outside the ordinary course of business by the Company, from the proceeds of specified debt and equity issuances by the Company and if the Company has excess cash flow, as defined in the agreement. The Company was not required to make prepayments under these provisions in 2003. However, management anticipates that the Company may meet these requirements in future periods, based upon its financial projections.

        Prior to August 13, 2003, the Company had a credit agreement (the "Previous Credit Facility") with a consortium of banks, providing for term loans and a $100 million revolving credit facility. The term loans were issued in 1999 as a $250 million term loan (the "Tranche B Term Loan") and a $125 million term loan (the "Tranche C Term Loan") bearing interest, at the Company's option, at the ABR, as defined, plus 3.00% and 3.25%, respectively, or the Eurodollar Rate, as defined, plus 4.00% and 4.25%, respectively.

        On June 14, 2002, the Company and its lenders amended the Previous Credit Facility. Under the terms of the amended agreement, the financial compliance ratios were modified to allow for increased leverage coverage through September 2004 and decreased interest coverage through December 2004, as compared to the previously amended agreement. As part of the amendment, the Company was also required to pay a fee of $1.1 million to lenders approving the agreement. The amendment fee was capitalized as deferred financing costs and was amortized over the remaining life of the Previous Credit Facility.

        On November 20, 2002, the Company amended the Previous Credit Facility. Under the terms of the amended agreement, the financial compliance ratios were modified to allow for increased leverage coverage through June 2005 and decreased interest coverage through June 2005, as compared to the previously amended agreement. The amendment also included provisions that enabled the Company to proceed with its acquisitions of Em3 and OccMed. As part of the amendment, the Company was also required to pay a fee of $2.2 million to lenders approving the agreement. The amendment fee was capitalized as deferred financing costs and was amortized over the remaining life of the Previous Credit Facility.

        Also on November 20, 2002, in connection with the amendment of Previous Credit Facility, Concentra Holding completed the sale of $25.0 million of its common stock to its primary equity sponsors and contributed the proceeds to Concentra Operating. The Company subsequently prepaid $16.7 million and $8.3 million of its Tranche B Term Loan and Tranche C Term Loan, respectively, on November 25, 2002, and expensed previously capitalized deferred financing fees of $0.4 million, net of accumulated amortization.

        The Tranche B Term Loan would have matured on June 30, 2006, and required quarterly principal payments of $0.6 million through June 30, 2005, and $54.7 million for each of the remaining four quarters or until all principal was repaid. The Tranche C Term Loan would have matured on June 30, 2007, and required quarterly principal payments of $0.3 million through June 30, 2006, and $27.1 million for each of the remaining four quarters or until all principal was repaid. The previous revolving credit facility provided for borrowing up to $100 million and would have matured on August 17, 2005. As part of the Refinancing Transactions, the Company repaid all amounts outstanding under the Previous Credit Facility and expensed the write-off of related $7.8 million of deferred financing fees and expenses.

        The ABR, as defined, and the Eurodollar Rate, as defined, were 4.00% and 1.15%, respectively, at December 31, 2003, and 4.25% and 1.4%, respectively, at December 31, 2002. Commitment fees on the unused New Revolving Credit Facility borrowings are 0.5% per annum, consistent with the previous revolving credit facility. The weighted-average interest rate for borrowings under the New Term Loan was 4.94% at December 31, 2003. The weighted-average interest rates for the borrowings under the Tranche B Term Loan were 5.4% and under the Tranche C Term Loan were 5.7% at December 31, 2002.

        The Previous Credit Facility required the Company to enter into interest rate hedge agreements for the purpose of reducing the effect of variable interest rate fluctuations on a certain portion of the Previous Credit Facility. Accordingly, the Company entered into an interest rate collar agreement on November 17, 1999, which it subsequently amended on May 17, 2000. The interest rate collar agreement converted $200 million of certain variable rate debt to fixed rates. Had it not been cancelled as a part of the Refinancing Transactions, this agreement would have expired by its terms on November 17, 2004. Under the agreement, the Company generally paid and received the three month LIBOR rate (the "Swap Rate") to and from the counterparty on the notional amount subject to the following limitations: the minimum rate the Company paid was 6.3% when the Swap Rate was less than 5.9%; the maximum rate the Company paid was 6.3%, unless the Swap Rate was greater than 7.5% and less than 8.5%; and, if the Swap Rate was greater than 8.5%, the Company paid 8.5% until November 17, 2002. After November 17, 2002 through the maturity of the agreement, there was no maximum rate the Company paid if the Swap Rate exceeded 7.5%.

        The Company entered into an additional interest rate collar agreement on May 17, 2000. This agreement converted $100 million of certain variable rate debt to fixed rates and, had it not been cancelled as a part of the Refinancing Transactions, would have expired by its terms on May 17, 2005. Under the terms of this agreement, the Company generally paid and received the Swap Rate to and from the counterparty on the notional amount subject to the following restrictions: the minimum rate the Company paid was 7.05% when the Swap Rate was less than 6.0%; the maximum rate the

Company paid was 7.05%, unless the Swap Rate was greater than 8.25%. Through the maturity of the agreement, there was no maximum rate the Company paid if the Swap Rate exceeded 8.25%.

        In connection with the acquisition of NHR in November 2001, the Company assumed an interest rate collar agreement, which converted $23.6 million of certain variable rate debt to fixed rates and expired on May 19, 2003. Under the terms of this agreement, the Company generally paid and received the Swap Rate to and from the counterparty on the notional amount subject to the following restrictions: the minimum rate the Company paid was 6.5% when the Swap Rate was less than that amount; the maximum rate the Company paid was 8.0% when the Swap Rate was greater than that amount; and if the Swap Rate was between 6.5% and 8.0%, the Company paid the Swap Rate. At May 19, 2003, the counterparty elected to exercise its option to fix the interest rate at 7.11% for an additional two years. However, as were the Company's other interest rate hedge agreements, this agreement was cancelled as a part of the Refinancing Transactions.

        Changes in the fair value of the Company's interest rate hedging arrangements, including the Company's interest rate collar agreements, were recognized each period in earnings. All earnings adjustments resulting from changes in the fair values of the interest rate collars were non-cash charges or credits and did not impact cash flows from operations or operating income. There were periods with significant non-cash increases or decreases to the Company's earnings relating to the change in the fair value of the interest rate collars. Further, if the Company held each of these collars to maturity (2004 and 2005), the earnings adjustments would have offset each other on a cumulative basis and would have ultimately equaled zero. These hedging arrangements were eliminated as part of the Refinancing Transactions, and the costs related to recognizing changes in their fair market value were charged to expense in the third quarter of 2003. In 2003 and 2002, the Company increased its interest expense by $10.4 million and $15.5 million through net cash paid to the counterparty under these collars. The New Credit Facility does not require the Company to enter into any hedging arrangements.

        The 9 1/2% Subordinated Notes are general unsecured indebtedness with semi-annual interest payments due on February 15 and August 15, commencing on February 15, 2004. These notes mature on August 15, 2010. As part of the issuance of the 9 1/2% Subordinated Notes, the Company was required to pay $4.5 million in arrangement fees and $1.0 million of other related expenses. These fees and expenses were capitalized as deferred financing costs and will be amortized over the life of the 9 1/2% Subordinated Notes. At any time prior to August 15, 2006, the Company can redeem, with proceeds from new equity, up to 35% of the aggregate principal amount of the 9 1/2% Subordinated Notes at a redemption price of 109.5% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date. Prior to August 15, 2007, the Company may redeem all, but not less than all, of the 9 1/2% Subordinated Notes at a redemption price of 100.0% of the principal amount of the notes plus the applicable premium, as defined, and accrued and unpaid interest to the redemption date. The Company can also redeem all or part of the 9 1/2% Subordinated Notes on or after August 15, 2007 at 104.8% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date, with the redemption premium decreasing annually to 100.0% of the principal amount on August 15, 2009. Upon a change of control, as defined, each holder of the 9 1/2% Subordinated Notes may require the Company to repurchase all or a portion of that holder's notes at a purchase price of 101.0% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest. On October 14, 2003 the Company completed an exchange offer in which it exchanged the 9 1/2% Subordinated Notes for notes that were registered under the Securities Act of 1933.

        The Company issued an additional $30.0 million aggregate principal amount of its 9 1/2% Subordinated Notes on November 20, 2003 at 106.5% of their face value. As part of this issuance, the Company was required to pay $1.4 million in arrangement fees and $0.4 million of other related expenses. These fees and expenses were capitalized as deferred financing costs and will be amortized over the life of the 9 1/2% Subordinated Notes.

        The 13.0% Subordinated Notes were issued on August 5, 1999 for $190.0 million and are general unsecured indebtedness with semi-annual interest payments due on February 15 and August 15 commencing on February 15, 2000. On July 24, 2002, as allowed by the indenture to the 13.0% Subordinated Notes and as elected by the Company, the Company redeemed 25% of the original face value of the 13.0% Subordinated Notes through payment of an amount equal to 113.0% of the face value of the notes redeemed. The redemption is described more fully below. The Company can also redeem the remaining $142.5 million principal balance of the 13.0% Subordinated Notes on or after August 15, 2004 at 106.5% of the principal amount with the redemption premium decreasing annually to 100.0% of the principal amount on August 15, 2008.

        On June 25, 2002, Concentra Holding entered into a $55.0 million bridge loan agreement ("Bridge Loan") with affiliates of Salomon Smith Barney and Credit Suisse First Boston. The loans bear interest, at Concentra Holding's option, at the base rate, as defined, plus 0.50%, or the Eurodollar Rate, as defined, plus 1.5%. The Bridge Loan requires no cash interest payments until maturity. The Bridge Loan is guaranteed by WCAS and WCAS Capital Partners III, L.P. As part of the agreement, Concentra Holding was required to pay fees of $1.0 million to the lenders approving the agreement and $1.0 million to the loan guarantors and others. These fees were capitalized by Concentra Holding as deferred financing costs and will be amortized over the life of the Bridge Loan. Pursuant to action by the Company's board of directors, Concentra Operating then issued 54 shares of its common stock to Concentra Holding for $53.3 million of cash. On July 24, 2002, these proceeds were used to redeem 25%, or $47.5 million, of the Company's outstanding 13.0% Subordinated Notes, pursuant to the provisions of the indenture. In connection with the July redemption, the Company paid a $6.2 million premium over the face value of the redeemed bonds and accrued interest of $2.7 million. Concurrently, the Company expensed approximately $1.2 million of related existing deferred financing fees and other expenses associated with this early redemption. In accordance with SFAS 145, these debt extinguishment costs were included in income from continuing operations in the third quarter of 2002. On November 20, 2003, Concentra Holding extended the maturity of its Bridge Loan from June 24, 2004 to March 31, 2005, in conjunction with Concentra Operating's issuance of the additional $30.0 million of its 9 1/2% Subordinated Notes.

        The 9 1/2% Subordinated Notes, as well as the 13.0% Subordinated Notes, the Previous Credit Facility and the New Credit Facility, are guaranteed on a joint and several basis by each and every current wholly-owned subsidiary, the results of which are consolidated in the results of the Company. These guarantees are full and unconditional. The Company has certain subsidiaries that are not wholly-owned and do not guarantee the 13.0% Subordinated Notes or the 9 1/2% Subordinated Notes. For financial information on guarantor and non-guarantor subsidiaries, see "Note 14. Condensed Consolidating Financial Information."

        The New Credit Facility, the 9 1/2% Subordinated Notes and the 13.0% Subordinated Notes contain certain customary covenants, including, without limitation, restrictions on the incurrence of indebtedness, the sale of assets, certain mergers and acquisitions, the payment of dividends on the

Company's capital stock, the repurchase or redemption of capital stock, transactions with affiliates, investments, cross default provisions with other indebtedness of Concentra Operating and Concentra Holding, capital expenditures and changes in control of the Company. Under the New Credit Facility, the Company is also required to satisfy certain financial covenant ratio tests including leverage ratios, interest coverage ratios and fixed charge coverage ratios. The Previous Credit Facility contained similar covenants and financial covenant ratio tests. The Company was in compliance with its covenants, including its financial covenant ratio tests, in 2003 and 2002. While less restrictive than the requirements under the Previous Credit Facility, the ratio tests under the New Credit Facility become more restrictive for future quarters through the fourth quarter of 2008. The Company's ability to be in compliance with these more restrictive ratios will be dependent on its ability to increase its cash flows over current levels. The Company believes it will be in compliance with its covenants for the next twelve months.

        In the first quarter of 2003, the Company entered into a five-year capital lease for software. The Company paid $1.5 million to the lessor at the lease execution, with the remaining $1.5 million to be paid in the first quarter of 2004. At the end of the five-year term, the Company has the option to extend the term of the agreement. The software will be amortized over the primary term of the lease.

        On February 15, 2002, OccMed entered into a $2.5 million revolving promissory note. OccMed could request advances against the note through January 31, 2003. The note was to mature February 14, 2003 at which time all principal and accrued interest was due. Interest accrued on outstanding note advances at an annual rate of 18%. Subsequent to the OccMed acquisition, the Company repaid the outstanding principal and accrued interest balance of $2.8 million on December 2, 2002.

        On October 1, 2002, Em3 and OccMed entered into revolving promissory notes for $1.0 million and $1.2 million, respectively, with their largest stockholder, WCAS. Em3 and OccMed could request advances against the notes through January 31, 2003. The notes were to mature April 1, 2003 at which time all principal and accrued interest was due. Interest accrued on outstanding note advances at an annual rate of 18%. Subsequent to the Em3 and OccMed acquisitions, the Company repaid on December 2, 2002 the outstanding principal and accrued interest balances for Em3 and OccMed of $0.6 million and $1.0 million, respectively.

6. Financial Instruments

        The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, and accounts payable, approximate fair value because of the short maturity of those instruments. The fair value of the Company's borrowings under the New Credit Facility was $323.3 million at December 31, 2003 and was $323.5 million under the Previous Credit Facility at December 31, 2002. The fair value of the Company's 9 1/2% Subordinated Notes was $196.5 million at December 31, 2003. The fair value of the Company's 13.0% Subordinated Notes was $158.9 million and $143.2 million at December 31, 2003 and 2002, respectively. As determined by estimating the amount the Company would pay or receive to terminate the interest rate collars agreement, the fair value of these agreements at December 31, 2002 was a $33.5 million liability. The fair values of the financial instruments were determined utilizing available market information. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts.

        The financial instrument that potentially subjects the Company to concentrations of credit risk is accounts receivable. Mitigating factors related to the Company's accounts receivable are that they are spread over a large customer base and various product lines that the Company offers. Further, the Company does monitor the financial performance and credit worthiness of its large customers, and regularly reviews outstanding accounts receivable balances.

7.     Income Taxes

        The provision for income taxes from continuing operations consisted of the following for the years ended December 31 (in thousands):

	2003	2002	2001
Current:
Federal	$347	$211	$5,515
State	2,941	3,490	2,506

	3,288	3,701	8,021
Deferred:
Federal	1,119	6,958	(6,176)
State	1,807	(25)	(867)

	2,926	6,933	(7,043)

Total	$6,214	$10,634	$978

        Significant items included in deferred income tax assets and deferred income tax liabilities were as follows at December 31 (in thousands):

	2003	2002
Deferred income tax assets:
Bad debt allowances	$7,616	$14,230
Net operating loss carryforwards	26,985	7,655
Fair value of hedging arrangements	—	13,131
Accrued expenses and reserves	7,149	6,349
Other	5,486	5,260

	47,236	46,625
Valuation allowance	—	(27,252)

Deferred income tax assets	$47,236	$19,373

Deferred income tax liabilities:
Intangible assets	$5,340	$7,019
Indefinite life intangible assets	25,497	18,588
Depreciable assets	13,321	11,890
Other	379	464

Deferred income tax liabilities	$44,537	$37,961

Net deferred income tax asset (liability)	$2,699	$(18,588)

        The company evaluates a variety of factors on a regular basis to determine the recoverability of its deferred income tax assets and associated valuation allowance. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. This includes the Company's earnings history, projected future taxable income, expiration periods of the Company's net operating loss ("NOL") carryforwards, the existence of taxable temporary differences, and available tax planning strategies.

Based upon the available evidence, the Company determined that no valuation allowance was necessary at December 31, 2003 related to the recovery and realization of its deferred income tax assets. The Company reduced goodwill by $3.1 million during 2003 related to the valuation allowance decrease.

        The Company's tax provision attributable to continuing operations differs from the federal statutory rate as follows for the years ended December 31 (in thousands):

	2003	%	2002	%	2001	%
Tax provision (benefit) at federal statutory rate	$17,326	35.0	$359	35.0	$(5,128)	(35.0)
Non-deductible expenses	400	0.8	439	42.8	2,710	18.5
State taxes (net of federal effect)	2,275	4.6	2,232	217.5	1,032	7.0
Deferred income tax asset valuation allowance	(13,987)	(28.3)	7,440	725.1	3,041	20.8
Other items, net	200	0.4	164	16.0	(677)	(4.6)

Effective income tax provision and rate prior to tax provision from income of acquired affiliate	6,214	12.6	10,634	1,036.5	978	6.7
Tax provision from income of acquired affiliate	—	—	—	—	2,779	19.0

Total income tax provision and effective rate	$6,214	12.6	$10,634	1,036.5	$3,757	25.7

        These financial statements reflect a tax provision for the Company as if it filed its own tax return. The Company, however, is included in the consolidated federal income tax return of Concentra Holding. The Company's deferred tax assets reflect the tax benefits of the entire federal consolidated group. Concentra Holding contributes its deferred tax assets to the Company. This permanently reduces the Company's income taxes payable.

        The Company has net operating loss carryforwards for federal income tax purposes of $132.8 million that will be available to reduce future taxable income. The utilization of $41.5 million of losses is subject to annual limitations under federal income tax law. The Company believes that it will be able to fully utilize these losses as well as losses that are not limited in use by current federal tax law. The net operating losses have a carryforward period of fifteen to twenty years depending on the year generated. No NOL's expire in 2004 to 2008, $10.1 million expire in 2009 to 2018, and $122.7 million expire in 2019 to 2023.

        The Company and its subsidiaries' income tax returns are periodically examined by various regulatory tax authorities. In connection with such examinations, tax authorities, including the Internal Revenue Service may raise issues and propose tax deficiencies. The Company believes that its tax positions comply with applicable tax law and will defend its positions vigorously. The Company believes it has adequately provided for any reasonably foreseeable outcome related to any examination by taxing authorities. Management believes that the ultimate resolution of these potential tax deficiencies and contingencies will not have a material adverse effect on the Company's financial condition, annual results of operations or cash flows.

8. Commitments and Contingencies

        The Company leases certain corporate office space, operating and medical facilities, and office and medical equipment under various non-cancelable operating and capital lease agreements. Certain facility leases require the Company to pay operating costs and real estate taxes.

        The following is a schedule of rent expense by major category for the years ended December 31 (in thousands):

	2003	2002	2001
Facilities	$37,785	$38,698	$31,656
Office equipment	4,450	5,071	4,667
Automobiles	1,887	1,924	2,237

Total rent expense	$44,122	$45,693	$38,560

        The following is a schedule of future minimum lease payments under noncancelable operating leases for the years ending December 31 (in thousands):

2004	$40,952
2005	32,339
2006	23,567
2007	17,547
2008	13,897
Thereafter	37,215

$165,517

        The Company is party to certain claims and litigation initiated in the ordinary course of business. The Company is not involved in any legal proceeding that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

9. Employee Benefit Plans

  (a) Concentra 401(k) Plan

        The Company has a defined contribution plan (the "Concentra 401(k) Plan") pursuant to which employees who are at least 21 years of age and who have completed at least six months of service are eligible to participate. Effective January 1, 2001, employees who are 21 years of age and who have completed 1,000 hours of service within a consecutive 12 month period of service are immediately eligible to participate in the Concentra 401(k) Plan. For 2003 and 2002, participants in the Concentra 401(k) Plan may not contribute more than the lesser of a specified statutory amount or 25% of his or her pretax eligible compensation. For 2001, participants in the Concentra 401(k) Plan could not contribute more than the lesser of a specified statutory amount or 15% of his or her pretax eligible compensation.

        Under the Concentra 401(k) Plan, the Company has the option of matching a portion of the participants' pretax contributions. Employees are 100% vested in their own contributions while Company contributions vest 20% per year of service with employees being fully vested after 5 years. For 2003, 2002 and 2001, the Company elected to match 25% of elective deferral contributions up to a maximum, in the case of each eligible employee, of 4% of such employee's eligible compensation, subject to a maximum eligible compensation of $30,000.

        The Company has expensed $0.9 million, $1.0 million and $3.5 million for the years ended December 31, 2003, 2002 and 2001, respectively, for matching contributions to the Concentra 401(k) Plan. In the first quarter of 2002, the Company reversed $2.9 million of the 2001 expense, due to a change in estimate in the matching contribution paid in 2002 from the amount anticipated at the end of 2001.

  (b) NHR 401(k) Plan

        NHR had a defined contribution plan (the "NHR 401(k) Plan") with terms similar to the Concentra 401(k) Plan. This plan merged into the Concentra 401(k) Plan on July 1, 2002. The Company expensed $0.1 million in 2001 for matching contributions to the NHR 401(k) Plan.

10. Stock Option Plans

        All information presented below relates to Concentra Holding stock and stock option activity.

  (a) Concentra 1997 Long-Term Incentive Plan

        Concentra Holding granted certain awards with respect to shares under Concentra Holding's 1997 Long-Term Incentive Plan (the "1997 Incentive Plan"). The awards granted under the 1997 Incentive Plan included stock options that do not qualify as incentive stock options and restricted stock. Generally each stock option grant vested ratably over a five year period, subject to continued employment, with a ten year term. The 108,000 restricted shares granted under the 1997 Incentive Plan that remained at December 31, 2002 were to vest on August 1, 2003. However, on March 27, 2003, Concentra Holding's board and stockholders deferred the vesting for these shares to the earlier of an initial public offering by Concentra Holding or August 1, 2005. For the year ended December 31, 2001, the Company recorded amortization of $0.4 million in connection with the deferred compensation associated with the restricted stock grants. Simultaneous with the 1999 Recapitalization, no additional awards can be made under the 1997 Incentive Plan. Only that number of shares of Concentra Holding stock issuable upon exercise of awards granted under the 1997 Incentive Plan as of the 1999 Recapitalization were reserved for issuance by Concentra Holding. During 2003, 2002 and 2001, 38,250, 6,375 and 57,250 options were canceled, respectively under the 1997 Incentive Plan. During 2003, 2002 and 2001, 33,000, 40,875 and 15,000 options were exercised, respectively.

  (b) Concentra 1999 Long-Term Incentive Plan

        Concentra Holding's board and stockholders approved its 1999 Stock Option and Restricted Stock Purchase Plan (the "1999 Stock Plan") in August 1999. The 1999 Stock Plan originally provided for the grant of options or awards to purchase an aggregate 3,750,000 shares of Concentra Holding common stock, either in the form of incentive stock options qualified as such under the U.S. Federal Income Tax

Laws, nonqualified stock options or restricted stock purchase awards. The 1999 Stock Plan includes provisions for adjustment of the number of shares of common stock available for grant of award there under and in the number of shares of common stock underlying outstanding options in the event of any stock splits, stock dividends or other relevant changes in the capitalization of Concentra Holding. Under the 1999 Stock Plan, employees, including officers, are eligible to receive grants of either incentive stock options or nonqualified stock options and restricted stock purchase awards. Non-employee directors are eligible to be granted only nonqualified options and awards.

        During 2002, Concentra Holding granted 125,000 shares of restricted common stock under the 1999 Stock Plan that were valued at $2.1 million based upon the market value of the shares at the time of issuance. The restricted stock grants have an exercisable period of ten years from the date of grant and vest upon the earlier of the achievement of certain share price levels following an initial public offering of Concentra Holding, the occurrence of a change in control, as defined, or five years following the date of the grant. During 2003 and 2002, the Company recorded compensation expense of $0.4 million and $0.1 million, respectively, in connection with the amortization of these restricted stock grants.

        On June 20, 2002, Concentra Holding's board and stockholders approved amendments to (1) increase the maximum total number of shares of Concentra Holding common stock for which awards may be granted there under to 5,250,000, and (2) increase the maximum number of shares of Concentra Holding common stock that may be granted there under to an individual in a calendar year. On September 24, 2002, the Concentra Holding's board and stockholders approved an amendment to the 1999 Stock Plan to provide for the automatic award of the following nonqualified stock options under the 1999 Stock Plan to non-employee members of Concentra Holding's board: (1) an initial option to purchase 10,000 shares of Concentra Holding common stock on the next business day following the date of his or her initial election to the board (or on September 24, 2002, if serving as a director on that date), and (2) an annual option to purchase 4,000 shares of Concentra Holding common stock on the next business day following each annual meeting of stockholders at which such non-employee director is elected as a director. The exercise price of each director option will be 100% of the fair market value at the time of grant. Initial options will be immediately exercisable. Annual option awards will become exercisable ratably on each of the four annual anniversary dates following the date of grant. The exercise period will not exceed ten years from the date of grant, provided that no director option may be exercised more than one year after the optionee ceases to serve as a director of the corporation.

        Stock options granted to employees in 2003 vest over a four year period (25% annually). A portion of the stock options granted to employees in 2002 vest over a four year period (25% annually) and a portion vest over a five year period (20% annually), subject to continued employment. Stock options granted to non-employee directors in 2003 and 2002 totaled 10,000 and 60,000, respectively, and vested immediately. Stock options granted in 2001 vest over a five year period (20% annually), subject to continued employment. A portion of the stock options granted prior to 2001 vest over a five year period (20% annually), the remaining portion was to be subject to cliff vesting in seven years with provisions allowing for accelerated vesting based upon specific performance criteria. However, in December 2001 Concentra Holding modified the vesting for a portion of the stock options that allowed for accelerated vesting based upon performance criteria to become vested over a three year period (33 1/3% annually) beginning in 2002. In December 2002, the remaining stock options with performance based vesting criteria were modified to become vested over a four year period (25% annually) beginning in 2004. The Company recognized compensation expense related to the accelerated vesting of these options of $0.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Prior to vesting, all options are subject to forfeiture upon termination of employment. Depending on the reason for termination of employment, vested options may only be exercised within one month to one year of the termination of employment. The exercise period is ten years from the date of grant. The exercise price of incentive and nonqualified stock options granted may not be less than 100% of the fair market value of the shares of common stock, as determined by Concentra Holding's board of directors or the compensation committee, as the case may be, on the date the option is granted. In addition, the aggregate fair market value of the shares of stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. In addition, no incentive stock option shall be granted to an optionee who owns more than 10% of the total combined voting power for all classes of stock of Concentra Holding, unless the exercise price is at least 110% of the fair market value of the shares of Concentra Holding's common stock and the exercise period does not exceed five years.

        Concentra Holding granted 645,000, 1,175,500 and 1,218,500 options and canceled due to forfeiture 1,017,925, 546,261 and 282,245 options under the 1999 Stock Plan in 2003, 2002 and 2001, respectively. Restricted stock purchase awards granted under the 1999 Stock Plan will continue in effect until August 17, 2009, unless terminated prior to such date by the Board.

        A summary of the status for all outstanding options at December 31, 2001, 2002 and 2003, and changes during the years then ended is presented in the table below:

	Number of Options	Weighted Average Exercise Price Per Share
Balance, December 31, 2000	3,240,577	$14.12
Granted	1,218,500	21.77
Exercised	(29,448)	9.39
Canceled	(339,495)	7.89

Balance, December 31, 2001	4,090,134	16.95
Granted	1,175,500	16.70
Exercised	(43,375)	8.55
Canceled	(552,636)	18.89

Balance, December 31, 2002	4,669,623	16.74
Granted	645,000	16.50
Exercised	(33,000)	8.06
Canceled	(1,056,837)	19.25

Balance, December 31, 2003	4,224,786	$16.14

        Using the Black-Scholes option valuation model, the weighted average fair market values of options granted in 2003, 2002 and 2001 were $3.67, $5.12 and $7.19, respectively. There were 1,762,580, 1,410,714 and 890,453 exercisable options outstanding with a weighted average exercise price of $14.72, $13.55 and $13.07 as of December 31, 2003, 2002 and 2001, respectively. A further breakdown of the outstanding options at December 31, 2003 is as follows:

Range of Exercise Prices	Number of Options	Weighted Average Price	Weighted Average Contractual Life (Years)	Number of Exercisable Options	Weighted Average Price of Exercisable Options
$4.23-$8.06	419,867	$8.01	4.78	419,867	$8.01
$16.50-$18.00	3,448,194	16.52	7.44	1,269,124	16.52
$22.06	356,725	22.06	7.98	73,589	22.06

	4,224,786	$16.14	7.22	1,762,580	$14.72

  (c) SFAS 123, Accounting for Stock-Based Compensation, Disclosures

        The Company accounts for these plans under APB Opinion No. 25, Accounting for Stock Issued to Employees, under which no compensation cost has been recognized related to stock option grants when the exercise price is equal to the market price on the date of grant.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of disclosures pursuant to SFAS 123, as amended by SFAS 148, the estimated fair value of options is amortized to expense over the options' vesting period. Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net income would have been decreased to the following supplemental pro forma net income (loss) amounts (in thousands):

	2003	2002	2001
Net income (loss)
As reported	$43,289	$(9,608)	$(18,407)
Deduct: Incremental stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(3,909)	(3,356)	(2,431)

Supplemental pro forma	$39,380	$(12,964)	$(20,838)

        The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used:

	2003	2002	2001
Risk-free interest rates	2.7%	3.1%	4.7%
Expected volatility	17.3%	28.8%	21.9%
Expected dividend yield	—	—	—
Expected weighted average life of options in years	4.9	4.8	6.0

11. Segment Information

        Operating segments represent components of the Company's business that are evaluated regularly by key management in assessing performance and resource allocation. The Company's comprehensive services are organized into the following segments: Health Services, Network Services and Care Management Services.

        Health Services provides specialized injury and occupational healthcare services to employers through its centers. Health Services delivers primary and rehabilitative care, including the diagnosis, treatment and management of work-related injuries and illnesses. Health Services also provides non-injury, employment-related health services, including physical examinations, pre-placement substance abuse testing, job-specific return to work evaluations and other related programs. To meet the requirements of large employers whose workforce extends beyond the geographic coverage available to the Company's centers, this segment has also developed a network of select occupational healthcare providers that use the Company's proprietary technology to benchmark treatment methodologies and outcomes achieved. Health Services, and the joint ventures Health Services controls, own all the operating assets of the occupational healthcare centers, including leasehold interests and medical equipment.

        The Network Services segment reflects those businesses that involve the review and repricing of provider bills. For these services, the Company is primarily compensated based on the degree to which the Company achieves savings for its clients, as well as on a fee per bill or claims basis. This segment includes the specialized preferred provider organization, provider bill repricing and review, out-of-network bill review and first report of injury services.

        Care Management Services reflects the Company's professional services aimed at curtailing the cost of workers' compensation and auto claims through field case management, telephonic case management, independent medical examinations and utilization management. These services also concentrate on monitoring the timing and appropriateness of medical care.

        Revenue from individual customers, revenue between business segments, and revenue, operating profit and identifiable assets of foreign operations are not significant.

        The Company's statements of operations on a segment basis were as follows (in thousands):

	2003	2002	2001
Revenue:
Health Services	$511,387	$471,968	$443,321
Network Services	260,159	230,299	185,267
Care Management Services	279,142	296,783	228,315

	1,050,688	999,050	856,903
Gross profit:
Health Services	89,724	65,804	67,756
Network Services	112,809	92,081	75,080
Care Management Services	30,830	29,729	28,149

	233,363	187,614	170,985
Operating income:
Health Services	60,197	38,154	30,958
Network Services	71,708	61,169	52,433
Care Management Services	2,528	4,231	12,326
Corporate general and administrative expenses	(27,952)	(25,938)	(22,109)
Unusual charges (gains)	—	1,200	(6,065)

	106,481	78,816	67,543
Interest expense, net	56,318	63,582	66,398
(Gain) loss on change in fair value of hedging arrangements	(9,869)	7,589	13,602
Loss on early retirement of debt	7,837	7,894	—
Loss of acquired affiliate, net of tax	—	—	5,833
Other, net	2,692	(1,275)	(3,640)

Income (loss) before income taxes	49,503	1,026	(14,650)
Provision for income taxes	6,214	10,634	3,757

Net income (loss)	$43,289	$(9,608)	$(18,407)

        The Company's segment depreciation and amortization, capital expenditures and identifiable assets were as follows (in thousands):

	2003	2002	2001
Depreciation and amortization:
Health Services	$19,052	$21,482	$28,670
Network Services	17,685	14,006	13,607
Care Management Services	11,392	10,054	5,164
Corporate	2,103	1,191	822

	$50,232	$46,733	$48,263

Capital expenditures:
Health Services	$9,091	$13,588	$28,147
Network Services and Care Management Services(1)	19,455	19,128	14,652
Corporate	2,453	2,308	2,863

	$30,999	$35,024	$45,662

Identifiable assets:
Health Services	$462,009	$441,722	$426,474
Network Services and Care Management Services(1)	370,172	378,413	400,073
Corporate	42,811	30,556	26,680

	$874,992	$850,691	$853,227

(1)
Capital expenditures and identifiable assets are not separately reported within the Network Services and Care Management Services groups.

        Management utilizes multiple indicators and views to measure segment performance and to allocate resources to the segments. The primary indicators are pretax income along with cash flows and overall economic returns. The Company is managed among multiple product lines within each segment.

12. Related Party Transactions

        W. Tom Fogarty, M.D., an executive officer of Concentra Holding and Concentra Operating, is the President, a director and a stockholder of Occupational Health Centers of the Southwest, P.A. ("OHCSW"), and a stockholder, officer, and/or director of several other of the physician groups. A subsidiary of the Company has entered into a 40-year management agreement with each of the physician groups. OHCSW paid approximately $217.6 million, $178.7 million and $184.2 million in management fees to a subsidiary of Concentra Operating in the years ended December 31, 2003, 2002 and 2001, respectively, under its management agreement with that subsidiary. Dr. Fogarty receives no remuneration from any of the physician groups for serving as an officer or director.

  Acquisition of National Healthcare Resources, Inc.

        In November 2001, in a transaction valued at $141.8 million (consisting of $83.0 million in Concentra Holding common stock, $1.0 million in cash, and assumption of $57.8 million in NHR indebtedness), the Company acquired NHR, a provider of care management and network services to the workers' compensation and auto insurance industries on a national level. NHR's businesses are complementary in nature to and significantly expand the Company's care management and network services businesses. See "Note 4, Recent Acquisitions and Unusual Charges." D. Scott Mackesy, a

director of Concentra Holding and Concentra Operating, and James T. Kelly, a director of Concentra Holding and Concentra Operating from December 2001 to September 2003, served on NHR's board of directors.

        Entities and individuals affiliated with WCAS, the Company's primary stockholder, owned approximately 48% of NHR. In the NHR transaction, WCAS entities and individuals as a group received 1,740,803 shares of Concentra Holding common stock, representing 5.5% of total outstanding Concentra Holding common stock.

  Acquisition of HealthNetwork Systems, LLC/Joint Marketing Agreement

        In November 2001, in a transaction valued at approximately $30.9 million, the Company acquired HNS, a provider of network services such as provider bill repricing and provider data management for health plans and other payors. See "Note 4, Recent Acquisitions and Unusual Charges." HNS' services are complementary to the Company's existing services. Steven E. Nelson, a director of Concentra Operating and of Concentra Holding, was the President and Chief Executive Officer of HNS prior to this acquisition by the Company.

        Mr. Nelson, Paul B. Queally and Mr. Mackesy, each of whom is a director of Concentra Holding and Concentra Operating, and Daniel J. Thomas, a director and executive officer of Concentra Holding and Concentra Operating, owned equity interests in HNS. For each, the percentage of total HNS equity ownership and the amount received in the transaction were as follows: Mr. Nelson, 19.8% and $5.4 million (plus repayment of debt of $0.2 million); Mr. Thomas, 2.0% and $0.6 million; Mr. Queally, 0.6% and $0.2 million; and Mr. Mackesy, 0.5% and $0.2 million.

        Until the Company's acquisition of HNS, the Company was party to a Joint Marketing Agreement with HNS, pursuant to which HNS performed marketing and sales services for certain of the Company's network services businesses. The Company paid HNS approximately $0.7 million in 2001, pursuant to the Joint Marketing Agreement.

  Acquisition of Em3 Corporation

        In December 2002, in a transaction valued at $30.7 million (consisting of $30.1 million in Concentra Holding common stock and assumption of $0.6 million of indebtedness to WCAS), the Company acquired Em3, a provider of information technology and a software-based system for the management of work-related injuries. Prior to the acquisition, the Company provided certain administrative services to Em3, including leasing employees to Em3, providing office space, providing access to certain of the Company's software and systems and related administrative services. During the eleven-month period ending November 20, 2002, Em3 paid the Company $2.8 million, for the administrative services and reimbursable expenses the Company provided. During the twelve-month period ending December 31, 2001, Em3 paid the Company $7.4 million for the administrative services and reimbursable expenses the Company provided. See "Note 4, Recent Acquisitions and Unusual Charges."

        The stockholders of Em3 were primarily the same as Concentra Holding's principal stockholders. Paul B. Queally, D. Scott Mackesy, and John K. Carlyle, each of whom is a director of Concentra Holding and Concentra Operating, Daniel J. Thomas, a director and executive officer of Concentra Holding and Concentra Operating, and James M. Greenwood and Richard A. Parr II, each of whom is an executive officer of Concentra Holding and Concentra Operating, owned equity interests in Em3. The percentage of total Em3 share ownership by the Company's principal stockholders and by the Company's directors and executive officers prior to the acquisition was as follows: WCAS-affiliated entities and individuals as a group, 66.24%; FFC entities, 6.65%; Mr. Queally, 0.08%; Mr. Mackesy, 0.04%; Mr. Carlyle, 0.46%; Mr. Thomas, 0.47%; Mr. Greenwood, 0.59%; and Mr. Parr, 0.07%. Carlos A. Ferrer, a director of Concentra Holding and Concentra Operating, and Messrs. Greenwood, Carlyle, Queally and Mackesy served on Em3's board of directors.

  Acquisition of OccMed Systems, Inc.

        In December 2002, in a transaction valued at $16.6 million (consisting of $12.8 million in Concentra Holding common stock, assumption of $1.0 million in indebtedness to WCAS, and assumption of $2.8 million of other indebtedness), the Company acquired the assets of OccMed, a company engaged in developing new, free-standing, primary care occupational healthcare centers. Prior to the acquisition, the Company was party to a management and administrative services agreement with OccMed and performed management services for the development and construction of OccMed's occupational healthcare centers, leased employees to OccMed, recruited, hired and trained employees for its occupational healthcare centers, and provided accounting, billing and collection services for its occupational healthcare centers. During the eleven-month period ending November 20, 2002, OccMed paid the Company $6.0 million, for the administrative services and reimbursable expenses the Company provided in 2002, net of $3.0 million of OccMed receivables balances collected by the Company. See "Note 4, Recent Acquisitions and Unusual Charges."

        The stockholders of OccMed were primarily the same as Concentra Holding's principal stockholders and included certain of the Company's directors. The percentage of total OccMed share ownership by the Company's principal stockholders and by the Company's directors prior to the date of acquisition was as follows: WCAS-affiliated entities and individuals as a group, 69.40%; FFC entities, 7.56%; Mr. Queally, 0.09%; and Mr. Mackesy, 0.04%. Messrs. Queally, Mackesy and Ferrer served on OccMed's board of directors.

  Other Related Party Transactions

        The Company derives revenue in the normal course of business from other companies owned or controlled by or affiliated with related parties. Health Services revenue from related parties totaled $0.6 million, $0.3 million and $0.2 million during 2003, 2002 and 2001, respectively. Care Management Services revenue from related parties totaled $0.4 million in 2003 and $0.1 million in 2002 and 2001.

        The Company also purchases services in the normal course of business from other companies owned or controlled by or affiliated with related parties. These services include local phone service in certain geographic regions, information technology consulting, claims editing services, administration of open enrollment for employee benefits and third-party laboratory services. The Company made payments to related parties for these services totaling $0.6 million, $0.7 million and $1.7 million during 2003, 2002 and 2001, respectively.

        In the normal course of business, the Company and Concentra Holding engage in certain intercompany transactions to permanently reduce state and local income taxes. Since the Company is included in the consolidated federal, state and local tax returns of Concentra Holding (see Note 7, Income Taxes), all intercompany state and local income tax transactions between the Company and Concentra Holding have been eliminated in the consolidated financial statements.

13. Selected Quarterly Operating Results (Unaudited)

        The following table sets forth certain unaudited quarterly results of operations for the years ended December 31, 2003, and 2002. In management's opinion, this unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the financial statements and notes thereto included elsewhere in this document. The operating results for any quarter are not necessarily indicative of results for any subsequent quarter. Certain amounts in the table below have been adjusted to conform to the current presentation, which is different than previously reported on Form 10-Q (see "Note 2. Summary of Significant Accounting Policies, (r) Reclassifications.") Amounts are stated in thousands.

	Quarters Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Revenue	$252,151	$260,277	$268,853	$269,407
Cost of services	199,806	200,813	204,874	211,832

Gross profit	52,345	59,464	63,979	57,575
General and administrative expenses	28,538	29,516	31,883	33,012
Amortization of intangibles	1,035	967	969	962

Operating income	22,772	28,981	31,127	23,601
Interest expense, net	14,544	14,610	13,790	13,374
Other, net	(1,540)	(1,490)	3,185	505
Provision (benefit) for income taxes	2,895	3,464	3,653	(3,798)

Net income	$6,873	$12,397	$10,499	$13,520

	Quarters Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Revenue	$240,001	$254,159	$254,798	$250,092
Cost of services	199,490	201,641	206,296	204,009

Gross profit	40,511	52,518	48,502	46,083
General and administrative expenses	22,498	27,127	27,880	28,717
Amortization of intangibles	932	931	853	1,060
Unusual gains	—	—	—	(1,200)

Operating income	17,081	24,460	19,769	17,506
Interest expense, net	16,434	16,614	15,507	15,027
Other, net	(5,878)	5,751	14,984	(649)
Provision (benefit) for income taxes	3,569	1,418	(3,544)	9,191

Net income (loss)	$2,956	$677	$(7,178)	$(6,063)

14. Condensed Consolidating Financial Information

        As discussed in "Note 5, Revolving Credit Facility and Long-Term Debt," the 9 1/2% Subordinated Notes, the 13.0% Subordinated Notes, the New Credit Facility and the Previous Credit Facility are unconditionally guaranteed by each and every current wholly-owned subsidiary. Additionally, the New Credit Facility and the Previous Credit Facility are secured by a pledge of stock and assets of each and every wholly-owned subsidiary. The Company has certain subsidiaries that are not wholly-owned and do not guarantee the 9 1/2% Subordinated Notes, the 13.0% Subordinated Notes, the New Credit Facility or the Previous Credit Facility. Presented below are condensed consolidating balance sheets as of

December 31, 2003 and 2002, the condensed consolidating statements of operations for the years ended December 31, 2003, 2002 and 2001, and the condensed consolidating statements of cash flow for the years ended December 31, 2003, 2002 and 2001 of Concentra Operating (Parent and Issuer), guarantor subsidiaries (Guarantor Subsidiaries) and the subsidiaries that are not guarantors (Non-Guarantor Subsidiaries).

        Investments in subsidiaries are accounted for using the equity method of accounting. The financial information for the Guarantor and Non-Guarantor subsidiaries are each presented on a combined basis. The elimination entries primarily eliminate investments in subsidiaries and intercompany balances and transactions. Intercompany management fees of $4.4 million, $4.4 million and $4.3 million are included in general and administrative expenses of the Non-Guarantor Subsidiaries for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts are reflected as a reduction of general and administrative expenses for the Guarantor Subsidiaries. Separate financial statements for the Guarantor and Non-Guarantor Subsidiaries are not presented because management believes such financial statements would not be meaningful to investors. All information in the tables below is presented in thousands.

Condensed Consolidating Balance Sheets:

	As of December 31, 2003
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Current assets:
Cash and cash equivalents	$—	$35,454	$7,167	$—	$42,621
Accounts receivable, net	—	157,187	13,257	—	170,444
Prepaid expenses and other current assets	8,759	30,018	1,307	—	40,084

Total current assets	8,759	222,659	21,731	—	253,149
Investment in subsidiaries	785,089	32,681	—	(817,770)	—
Property and equipment, net	—	112,880	7,221	—	120,101
Goodwill and other intangible assets, net	—	459,266	24,507	—	483,773
Other assets	42,153	(24,273)	89	—	17,969

Total assets	$836,001	$803,213	$53,548	$(817,770)	$874,992

Current liabilities:
Revolving credit facility	$—	$—	$—	$—	$—
Current portion of long-term debt	3,350	1,491	—	—	4,841
Accounts payable and accrued expenses	22,280	103,376	5,225	—	130,881

Total current liabilities	25,630	104,867	5,225	—	135,722
Long-term debt, net	654,393	—	—	—	654,393
Deferred income taxes and other liabilities	—	22,405	—	18,462	40,867
Fair value of hedging arrangements	—	—	—	—	—
Intercompany	111,968	(109,148)	(2,820)	—	—

Total liabilities	791,991	18,124	2,405	18,462	830,982
Stockholder's equity	44,010	785,089	51,143	(836,232)	44,010

Total liabilities and stockholder's equity	$836,001	$803,213	$53,548	$(817,770)	$874,992

		As of December 31, 2002
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Current assets:
Cash and cash equivalents	$—	$13,060	$5,942	$—	$19,002
Accounts receivable, net	—	156,751	10,810	—	167,561
Prepaid expenses and other current assets	867	25,546	1,357	—	27,770

Total current assets	867	195,357	18,109	—	214,333
Investment in subsidiaries	709,466	31,713	—	(741,179)	—
Property and equipment, net	—	126,250	8,731	—	134,981
Goodwill and other intangible assets, net	—	462,240	23,991	—	486,231
Other assets	12,321	2,730	95	—	15,146

Total assets	$722,654	$818,290	$50,926	$(741,179)	$850,691

Current liabilities:
Revolving credit facility	$—	$—	$—	$—	$—
Current portion of long-term debt	3,492	333	—	—	3,825
Accounts payable and accrued expenses	11,694	93,586	2,769	—	108,049

Total current liabilities	15,186	93,919	2,769	—	111,874
Long-term debt, net	475,948	53	—	—	476,001
Deferred income taxes and other liabilities	—	41,237	—	17,391	58,628
Fair value of hedging arrangements	33,472	—	—	—	33,472
Intercompany	27,332	(26,385)	(947)	—	—

Total liabilities	551,938	108,824	1,822	17,391	679,975
Stockholder's equity	170,716	709,466	49,104	(758,570)	170,716

Total liabilities and stockholder's equity	$722,654	$818,290	$50,926	$(741,179)	$850,691

Condensed Consolidating Statements of Operations:

	Year Ended December 31, 2003
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Total revenue	$—	$974,436	$84,923	$(8,671)	$1,050,688
Total cost of services	—	757,311	68,685	(8,671)	817,325

Total gross profit	—	217,125	16,238	—	233,363
General and administrative expenses	430	116,547	5,972	—	122,949
Amortization of intangibles	—	3,927	6	—	3,933
Unusual gains	—	—	—	—	—

Operating income (loss)	(430)	96,651	10,260	—	106,481
Interest expense, net	56,149	186	(17)	—	56,318
(Gain) loss on change in fair value of hedging arrangements	(9,869)	—	—	—	(9,869)
Loss on early retirement of debt	7,837	—	—	—	7,837
Other, net	—	2,692	—	—	2,692

Income (loss) before income taxes	(54,547)	93,773	10,277	—	49,503
Provision (benefit) for income taxes	(19,091)	25,305	—	—	6,214

Income (loss) before equity earnings	(35,456)	68,468	10,277	—	43,289
Equity earnings in subsidiaries	(78,745)	—	—	78,745	—

Net income (loss)	$43,289	$68,468	$10,277	$(78,745)	$43,289

	Year Ended December 31, 2002
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Total revenue	$—	$933,337	$74,275	$(8,562)	$999,050
Total cost of services	—	760,658	59,340	(8,562)	811,436

Total gross profit	—	172,679	14,935	—	187,614
General and administrative expenses	69	100,234	5,919	—	106,222
Amortization of intangibles	—	3,765	11	—	3,776
Unusual gains	(140)	(1,060)	—	—	(1,200)

Operating income	71	69,740	9,005	—	78,816
Interest expense, net	63,316	306	(40)	—	63,582
Loss on change in fair value of hedging arrangements	7,589	—	—	—	7,589
Loss on early retirement of debt	7,894	—	—	—	7,894
Other, net	—	(1,275)	—	—	(1,275)

Income (loss) before income taxes	(78,728)	70,709	9,045	—	1,026
Provision (benefit) for income taxes	(27,555)	38,189	—	—	10,634

Income (loss) before equity earnings	(51,173)	32,520	9,045	—	(9,608)
Equity earnings in subsidiaries	(41,565)	—	—	41,565	—

Net income (loss)	$(9,608)	$32,520	$9,045	$(41,565)	$(9,608)

	Year Ended December 31, 2001
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Total revenue	$—	$794,711	$70,501	$(8,309)	$856,903
Total cost of services	—	637,139	57,088	(8,309)	685,918

Total gross profit	—	157,572	13,413	—	170,985
General and administrative expenses	400	75,313	5,918	—	81,631
Amortization of intangibles	—	14,571	1,175	—	15,746
Unusual charges	—	546	—	—	546
Charges for acquisition of affiliate	—	5,519	—	—	5,519

Operating income (loss)	(400)	61,623	6,320	—	67,543
Interest expense, net	66,832	(325)	(109)	—	66,398
Loss on change in fair value of hedging arrangements	13,602	—	—	—	13,602
Loss of acquired affiliate, net of tax	—	5,833	—	—	5,833
Other, net	—	(3,640)	—	—	(3,640)

Income (loss) before income taxes	(80,834)	59,755	6,429	—	(14,650)
Provision (benefit) for income taxes	(28,292)	32,049	—	—	3,757

Income (loss) before equity earnings	(52,542)	27,706	6,429	—	(18,407)
Equity earnings in subsidiaries	(34,135)	—	—	34,135	—

Net income (loss)	$(18,407)	$27,706	$6,429	$(34,135)	$(18,407)

Condensed Consolidating Statements of Cash Flows:

	Year Ended December 31, 2003
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Operating Activities:
Net cash provided by (used in) operating activities	$(33,206)	$134,808	$11,986	$—	$113,588

Investing Activities:
Purchases of property, equipment and other assets	—	(29,425)	(223)	—	(29,648)
Acquisitions, net of cash acquired	—	(6,237)	—	—	(6,237)
Proceeds from the licensing of internally-developed software	—	—	—	—	—

Net cash used in investing activities	—	(35,662)	(223)	—	(35,885)

Financing Activities:
Proceeds from the issuance of short-term and long-term debt	517,718	1,500	—	—	519,218
Contribution from issuance of common stock by parent	266	—	—	—	266
Repayments of short-term and long-term debt	(338,647)	(1,838)	—	—	(340,485)
Contribution to parent	(193,912)	—	—	—	(193,912)
Payment to terminate hedging arrangements	(23,603)	—	—	—	(23,603)
Payment of deferred financing costs	(13,152)	—	—	—	(13,152)
Borrowings (payments) under the revolving credit facilities, net	—	—	—	—	—
Distributions to minority interests	—	(2,316)	—	—	(2,316)
Other	(100)	—	—	—	(100)
Intercompany, net	84,636	(82,764)	(1,872)	—	—
Receipt (payment) of equity distributions	—	8,666	(8,666)	—	—

Net cash provided by (used in) financing activities	33,206	(76,752)	(10,538)	—	(54,084)

Net Increase in Cash and Cash Equivalents	—	22,394	1,225	—	23,619
Cash and Cash Equivalents, beginning of year	—	13,060	5,942	—	19,002

Cash and Cash Equivalents, end of year	$—	$35,454	$7,167	$—	$42,621

	Year Ended December 31, 2002
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Operating Activities:
Net cash provided by (used in) operating activities	$(37,905)	$83,691	$10,180	$—	$55,966

Investing Activities:
Purchases of property, equipment and other assets	—	(34,362)	(712)	—	(35,074)
Acquisitions, net of cash acquired	—	(1,726)	—	—	(1,726)
Proceeds from the licensing of internally- developed software	—	515	—	—	515

Net cash used in investing activities	—	(35,573)	(712)	—	(36,285)

Financing Activities:
Proceeds from issuance of common stock to parent	52,955	—	—	—	52,955
Contribution from issuance of common stock by parent	25,370	—	—	—	25,370
Proceeds from the issuance of short-term and long-term debt	—	3,960	—	—	3,960
Payment of deferred financing costs	(3,321)	—	—	—	(3,321)
Distributions to minority interests	—	(1,935)	—	—	(1,935)
Borrowings (payments) under the revolving credit facilities, net	(6,000)	—	—	—	(6,000)
Repayments of short-term and long-term debt	(76,185)	(4,430)	—	—	(80,615)
Other	(43)	—	—	—	(43)
Intercompany, net	45,129	(45,669)	540	—	—
Receipt (payment) of equity distributions	—	7,294	(7,294)	—	—

Net cash provided by (used in) financing activities	37,905	(40,780)	(6,754)	—	(9,629)

Net Increase in Cash and Cash Equivalents	—	7,338	2,714	—	10,052
Cash and Cash Equivalents, beginning of year	—	5,722	3,228	—	8,950

Cash and Cash Equivalents, end of year	$—	$13,060	$5,942	$—	$19,002

	Year Ended December 31, 2001
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Operating Activities:
Net cash provided by (used in) operating activities	$(99,105)	$168,245	$10,311	$—	$79,451

Investing Activities:
Purchases of property, equipment and other assets	—	(44,259)	(1,578)	—	(45,837)
Acquisitions, net of cash acquired	—	(105,460)	(1,714)	—	(107,174)
Proceeds from the licensing of internally-developed software	—	1,103	—	—	1,103

Net cash used in investing activities	—	(148,616)	(3,292)	—	(151,908)

Financing Activities:
Contribution from issuance of common stock by parent	49,746	—	—	—	49,746
Borrowings (payments) under revolving credit facilities, net	6,000	—	—	—	6,000
Repayments of short-term and long-term debt	(4,701)	(330)	(106)	—	(5,137)
Distributions to minority interests	—	(2,284)	—	—	(2,284)
Contribution from primary stockholder	12,865	—	—	—	12,865
Contribution from minority interest	—	5,135	—	—	5,135
Intercompany, net	35,195	(34,695)	(500)	—	—
Receipt (payment) of equity distributions	—	7,100	(7,100)	—	—

Net cash provided by (used in) financing activities	99,105	(25,074)	(7,706)	—	66,325

Net Decrease in Cash and Cash Equivalents	—	(5,445)	(687)	—	(6,132)
Cash and Cash Equivalents, beginning of year	—	11,167	3,915	—	15,082

Cash and Cash Equivalents, end of year	$—	$5,722	$3,228	$—	$8,950

15. Subsequent Events (unaudited)

        Financing Transactions.    On May 10, 2004, the Company commenced a cash tender offer and consent solicitation (the "Offer") for any and all of its 13.0% Subordinated Notes. In connection with the Offer, the Company solicited consents to certain proposed amendments to eliminate substantially all of the restrictive covenants in the indenture governing the 13.0% Subordinated Notes and certain events of default. Additionally, Concentra Holding extended the maturity of its $55.0 million bridge loan from March 31, 2005 to March 31, 2007.

        As of May 24, 2004 the Company had received tenders and related consents from holders of approximately 80% of its outstanding 13.0% Subordinated Notes pursuant to the terms of and subject to the conditions set forth in the Offer dated May 10, 2004. The Company received the consents necessary to approve the proposed amendments to the indenture governing the 13.0% Subordinated Notes.

        On June 8, 2004, the Company completed a series of transactions that included issuing $155.0 million aggregate principal amount of 9 1/8% Senior Subordinated Notes (the "9 1/8% Subordinated Notes") due 2012. The 9 1/8% Subordinated Notes were priced at 98.613% of par to yield 9.375% to maturity. In addition, the Company completed a second amendment to the New Credit Facility under which the Company borrowed an additional $70.0 million of term debt. The additional $70.0 million in term loans bears the same covenants and maturity dates as established in the New Credit Facility. The Company used the net proceeds of the debt offering and additional term debt borrowings together with cash on hand to: (1) redeem $114.9 million principal amount of its 13.0% Subordinated Notes tendered in connection with the Offer and pay $4.7 million of related accrued interest and $9.8 million of call premiums and consent payments, (2) declare a dividend of $97.3 million to the Company's parent corporation, Concentra Inc., $96.0 million of which was paid to Concentra Inc.'s stockholders and $1.3 million of which will be paid on a deferred basis to the holder's of Concentra Inc.'s deferred share units, and (3) pay $7.2 million of associated fees and expenses, and (4) pay $2.5 million compensatory costs. In connection with these financing transactions, the Company recorded $11.8 million of debt extinguishment costs in the second quarter of 2004 for the write-off of $2.0 million of existing deferred financing fees on the redeemed 13.0% Subordinated Notes and $9.8 million of call premiums and consent payments on the redeemed 13.0% Subordinated Notes. Additionally, the Company recorded $2.5 million of compensatory costs related to these financing transactions that it included in general and administrative expenses for the second quarter of 2004. These compensatory costs consisted of $1.9 million of management bonuses and $0.6 million of payments to certain option holders.

        In connection with the second amendment of the New Credit Facility, the Company placed $29.4 million into escrow for the purpose of funding the $27.6 principal amount and the $1.8 million call premium payments necessary to redeem the untendered portion of its 13.0% Subordinated Notes. The Company completed this redemption in August 2004. In connection with these financing transactions, the Company recorded $2.3 million of debt extinguishment costs in the third quarter of 2004 for: (1) the write-off of $0.5 million of remaining deferred financing fees on the 13.0% Subordinated Notes and (2) $1.8 million of call premium payments. Also in August 2004, the Company completed a third amendment to its New Credit Facility to extend its maturity by one year to 2010 and to reduce the effective interest rate on borrowings under that facility. As part of this amendment, the term loans were combined into a single replacement term loan.

        Impairment of Assets and Other Charges.    During the third quarter of 2004, the Company experienced a further decline in the operating performance of its Care Management Services ("CMS") reporting unit, and a culmination of events led the Company to lower its long-term outlook for this line of its business. The Company's management believes declines in the performance of this segment have been due in part to the lingering effects of the downturn in the national economy and its corresponding effect on the number of workplace injuries that have become longer-term disability cases. The Company's management believes these continuing declines in its CMS revenue levels have also been due to regional and local competition and a potential reduction in the reliance by insurers on these types of services, as well as to the effects of its continuing consolidation of operations. During the third quarter, the Company further restructured its CMS reporting unit, closed a primary office that provided independent medical exams ("IME") services, and terminated the employment of the senior officer responsible for the majority of the operations within its CMS reporting unit. Other key CMS personnel also left the Company during the third quarter, and the Company continued to experience decreases in the number of nurse case managers. Additionally, the Company is currently reviewing its policies and practices relating to nurse case manager services and compensation. The Company anticipates that changes in these areas could further decrease its prospective earnings from the CMS reporting unit. The Company's management believes these factors could delay the timing and amount of a recovery in revenue growth for this segment.

        As a result of the change in the Company's outlook for its CMS reporting unit, the Company performed an evaluation of its long-lived assets, which include property, plant and equipment as well as its internal use software. In reviewing the long-lived asset values, the Company applied the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). The Company performed its impairment evaluation of the asset groups at each of CMS' business units, as these are the lowest levels for which identifiable cash flows are available. In performing the evaluation of the assets of the IME portion of its CMS reporting unit, the Company determined that the total expected future discounted cash flows for this business unit were less than the carrying value of its assets. Accordingly, during the third quarter of 2004, the Company incurred an impairment charge of $5.7 million, which represents the difference between the fair value of the IME long-lived assets and their carrying value. The Company estimates that its future annual depreciation expense will be reduced by approximately $2.1 million for these impaired assets.

        In accordance with SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"), the Company periodically evaluates the carrying value of goodwill and indefinite life intangible assets. The change in the Company's outlook for the future performance of CMS as well as the departures of key personnel caused a "triggering event" in the third quarter of 2004, which indicated the necessity of a review of the Company's goodwill pursuant to the provisions of SFAS 142. The goodwill impairment assessment included reviewing its long-term view of the care management market, projections of future cash flows and the estimated fair value of the overall business segment. The Company concluded that an impairment of its goodwill for the CMS reporting unit occurred in the third quarter of 2004.

        The first step of the goodwill impairment test was the measurement of the CMS fair value compared to its carrying value. The Company calculated the CMS fair value using discounted cash flows and market comparables. Because the fair value of the Company's CMS reporting unit was below its carrying value, the Company was required to perform the second step of the impairment test for this reporting unit. The second step involved comparing the implied fair value of the CMS goodwill to the carrying value of that goodwill. This goodwill impairment test resulted in the recognition of a $36.0 million charge, which represents the difference between the fair value of CMS' goodwill and its carrying value.

        On a combined basis, the two impairment charges total $41.7 million and are reflected as a non-cash pre-tax charge to the Company's operations for the period ending September 30, 2004. The $41.7 million in charges for long-term asset and goodwill impairment discussed above are non-cash and will not result in future cash expenditures or have an impact on the Company's liquidity or debt covenants. After the recognition of these impairment charges, the Company had $445.3 million of goodwill, with approximately $10.1 million related to the CMS reporting unit at September 30, 2004.

        In the third quarter of 2004, the Company recognized a charge of $1.6 million for costs associated with severance and lease termination costs in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). These charges arose primarily in connection with the Company's closure of the CMS Woodbury, New York office in September 2004, which resulted in a reduction in workforce of 34 customer service and support staff positions, of which approximately 26 positions will not be refilled at other locations. Lease termination costs of $1.0 million were recorded for the remaining lease obligation, and severance costs of $0.1 million were recorded for the related employee terminations. The anticipated annual expense savings will be approximately $1.0 million for the net personnel reductions and approximately $0.5 million for the terminated lease. Additional severance costs of $0.5 million were recorded in the third quarter of 2004 in connection with the termination of employment of the senior officer responsible for the majority of operations within CMS and for other terminated CMS employees. The total $1.6 million of severance and lease termination costs are included in Cost of Services for CMS. During the third quarter of 2004, $0.1 million of these severance costs were paid, with $0.5 million of severance and $1.0 million of lease termination liability remaining at September 30, 2004. The majority of the severance costs are expected to be paid within the next three months and the lease termination costs will be paid through the lease expiration in 2006. Additionally, the Company has historically reduced staffing levels as needed to correspond with revenue reductions. All related severance expenses were included in operating expense for the respective periods. Due to the continuing uncertainties and operational reviews that are being conducted within the CMS reporting unit, the Company could incur additional charges in future periods. The timing and amount of any such charges cannot be estimated.

        Prepaid Expenses.    During August 2004, the Company identified a question regarding its method of accounting for approximately $0.9 million of advances made on behalf of a Canadian case management client. These balances accumulated gradually over prior quarters, and the procedure in question is unique to this client. Based upon its review of this balance, the Company wrote-off these advances during the third quarter of 2004. The Company does not believe that this adjustment is material to its financial position or results of operations for this or prior quarters or that this change in the manner of recording these transactions will have a material effect on its future financial position or results of operations.

        Departure of Executive Officer.    In October 2004, the Company and Concentra Holding each accepted the resignation of Frederick C. Dunlap as the President and Chief Operating Officer of the Company and Concentra Holding. Daniel J. Thomas, Chief Executive Officer and a director of both the Company and Concentra Holding has assumed the role of President of the Company and Concentra Holding. During the fourth quarter, the Company will incur approximately $1.1 million in severance and benefit expenses in connection with Mr. Dunlap's departure.

Supplemental Schedule

CONCENTRA OPERATING CORPORATION
Valuation and Qualifying Accounts
For the Years Ended December 31, 2003, 2002 and 2001
(in thousands)

	Beginning Balance	Charged To Income	Acquisitions	Net Deductions From Reserves	Ending Balance
Bad Debt Allowances
2001	$7,856	$12,684	$2,190	$13,397	$9,333
2002	9,333	15,925	787	12,784	13,261
2003	13,261	12,203	301	4,989	20,776
Contractual Allowances
2001	$17,037	$35,941	$3,351	$35,954	$20,375
2002	20,375	53,737	305	45,505	28,912
2003	28,912	64,408	1,978	69,917	25,381

Unusual charge breakout by major category was as follows:

	Professional Fees	Facility Consolidations	Personnel Related	Other	Total
Balance, December 31, 2000	$103	$1,679	$53	$1,990	$3,825
2001 Provision:
Fourth Quarter 2001 Accrual	716	4,115	1,892	—	6,723
2001 Usage:
First Quarter 1998 Charge	—	(51)	—	(70)	(121)
Fourth Quarter 1998 Charge	—	(388)	—	(567)	(955)
Third Quarter 1999 Charge	(45)	(375)	—	(33)	(453)
Fourth Quarter 2001 Accrual	(688)	(226)	(136)	—	(1,050)

Total 2001 Usage	(733)	(1,040)	(136)	(670)	(2,579)

Balance, December 31, 2001	86	4,754	1,809	1,320	7,969
2002 Provision:
Fourth Quarter 2002 Accrual	304	100	50	—	454
2002 Usage:
First Quarter 1998 Charge	—	(27)	—	—	(27)
First Quarter 1998 Charge—Change in Estimates	(23)	(83)	—	—	(106)
Fourth Quarter 1998 Charge	—	(284)	—	—	(284)
Fourth Quarter 1998 Charge—Change in Estimates	—	(221)	(53)	(1,226)	(1,500)
Third Quarter 1999 Charge	—	(147)	—	—	(147)
Third Quarter 1999 Charge—Change in Estimates	(5)	(64)	—	(71)	(140)
Fourth Quarter 2001 Accrual	(183)	(2,715)	(1,402)	—	(4,300)
Fourth Quarter 2001 Accrual—Change in Estimates	155	156	310	—	621
Fourth Quarter 2002 Accrual	(304)	—	—	—	(304)

Total 2002 Usage	(360)	(3,385)	(1,145)	(1,297)	(6,187)

Balance, December 31, 2002	30	1,469	714	23	2,236
2003 Usage:
Fourth Quarter 1998 Charge	—	(25)	—	—	(25)
Third Quarter 1999 Charge	(30)	—	—	—	(30)
Fourth Quarter 2001 Accrual	—	(474)	(418)	(99)	(991)
Fourth Quarter 2001 Accrual—Change in Estimates	—	(99)	—	99	—
Fourth Quarter 2002 Accrual	—	(13)	(117)	(20)	(150)

Total 2003 Usage	(30)	(611)	(535)	(20)	(1,196)

Balance, December 31, 2003	$—	$858	$179	$3	$1,040

Concentra Operating Corporation

Consolidated Financial Statements as of
September 30, 2004 and December 31, 2003 and for the
Three and Nine Months Ended September 30, 2004 and 2003

CONCENTRA OPERATING CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2004	December 31, 2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$47,194	$42,621
Accounts receivable, net	184,421	170,444
Prepaid expenses and other current assets	31,676	40,084

Total current assets	263,291	253,149
Property and equipment, net	103,757	120,101
Goodwill and other intangible assets, net	450,315	483,773
Other assets	22,560	17,969

Total assets	$839,923	$874,992

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Revolving credit facility	$—	$—
Current portion of long-term debt	4,037	4,841
Accounts payable and accrued expenses	121,955	130,881

Total current liabilities	125,992	135,722
Long-term debt, net	731,181	654,393
Deferred income taxes and other liabilities	48,424	40,867

Total liabilities	905,597	830,982
Stockholder's equity:
Common stock	—	—
Paid-in capital	44,420	140,659
Retained deficit	(110,094)	(96,649)

Total stockholder's equity (deficit)	(65,674)	44,010

Total liabilities and stockholder's equity	$839,923	$874,992

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRA OPERATING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenue:
Health Services	$156,214	$134,950	$435,221	$379,906
Network Services	69,635	65,368	216,412	188,879
Care Management Services	58,717	68,535	187,979	212,496

Total revenue	284,566	268,853	839,612	781,281
Cost of Services:
Health Services	124,159	108,336	351,102	310,686
Network Services	40,465	35,280	124,519	106,311
Care Management Services	53,682	61,258	167,619	188,496

Total cost of services	218,306	204,874	643,240	605,493

Total gross profit	66,260	63,979	196,372	175,788
General and administrative expenses	32,930	31,883	98,906	89,937
Amortization of intangibles	818	969	2,541	2,971
Loss on impairment of goodwill and long-lived assets	41,682	—	41,682	—

Operating income (loss)	(9,170)	31,127	53,243	82,880
Interest expense, net	14,391	13,790	42,370	42,944
Gain on change in fair value of hedging arrangements	—	(5,456)	—	(9,869)
Loss on early retirement of debt	2,290	7,837	14,105	7,837
Other, net	935	804	2,733	2,187

Income (loss) before income taxes	(26,786)	14,152	(5,965)	39,781
Provision (benefit) for income taxes	(491)	3,653	8,567	10,012

Net income (loss)	$(26,295)	$10,499	$(14,532)	$29,769

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRA OPERATING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	Nine Months Ended September 30,
	2004	2003
Operating Activities:
Net income (loss)	$(14,532)	$29,769
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	30,470	33,822
Amortization of intangibles	2,541	2,971
Restricted stock amortization	1,087	317
Loss on impairment of goodwill and long-lived assets	41,682	—
Write-off of deferred financing costs	2,505	7,837
Write-off of fixed assets	209	82
Gain on change in fair value of hedging arrangements	—	(9,869)
Changes in assets and liabilities, net of acquired assets and liabilities:
Accounts receivable, net	(12,026)	(17,909)
Prepaid expenses and other assets	10,197	(864)
Accounts payable and accrued expenses	9,482	4,416

Net cash provided by operating activities	71,615	50,572

Investing Activities:
Purchases of property, equipment and other assets	(19,226)	(21,104)
Acquisitions, net of cash acquired	(6,794)	(5,094)

Net cash used in investing activities	(26,020)	(26,198)

Financing Activities:
Borrowings (payments) under revolving credit facilities, net	—	—
Proceeds from the issuance of debt	222,850	486,500
Repayments of debt	(146,918)	(339,568)
Dividend to parent	(96,028)	—
Payment of early debt retirement costs	(11,600)	—
Payment of deferred financing costs	(8,595)	(11,135)
Distributions to minority interests	(1,141)	(2,316)
Contribution from issuance of common stock by parent	410	242
Contribution to parent	—	(141,152)
Payment to terminate hedging arrangements	—	(23,603)
Other	—	(100)

Net cash used in financing activities	(41,022)	(31,132)

Net Increase (Decrease) in Cash and Cash Equivalents	4,573	(6,758)
Cash and Cash Equivalents, beginning of period	42,621	19,002

Cash and Cash Equivalents, end of period	$47,194	$12,244

Supplemental Disclosure of Cash Flow Information:
Interest paid, net	$47,442	$45,563
Income taxes paid, net	$1,488	$2,656
Liabilities and debt assumed in acquisitions	$1,051	$1,020
Noncash Investing and Financing Activities:
Capital lease obligations	$153	$1,351

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRA OPEERATING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

        The accompanying unaudited consolidated financial statements have been prepared by Concentra Operating Corporation (the "Company" or "Concentra Operating") pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments (all of which are of a normal, recurring nature) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Results for interim periods should not be considered indicative of results for a full year. These consolidated financial statements do not include all disclosures associated with the annual consolidated financial statements and, accordingly, should be read in conjunction with the attached Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and footnotes for the year ended December 31, 2003, included in the Company's 2003 Form 10-K, where certain terms have been defined. Earnings per share has not been reported for all periods presented, as Concentra Operating is a wholly-owned subsidiary of Concentra Inc. ("Concentra Holding") and has no publicly held shares.

(1) Basis for Consolidation and Reclassifications

        Since the equity investors in the physician groups managed by the Company have insignificant capital at risk, lack voting rights, are not obligated to absorb expected losses and do not have the right to receive expected returns, the physician groups are variable interest entities ("VIE's"). The results of the VIE's are consolidated with those of the Company because: (1) the Company is the primary beneficiary of the VIE's and the nominee shareholder of the VIE's is a related party and de facto agent of the Company, (2) the activities of the VIE's are significant to the Company, and (3) the Company bears the risk for any losses of the VIE's.

        Certain reclassifications have been made in the 2003 financial statements to conform to the classifications used in 2004. As a result, the amounts reported in the consolidated financial statements of the Company may differ from amounts previously reported in the Company's Form 10-K for the year ended December 31, 2003 and Form 10-Q for the quarter ended September 30, 2003.

(2) Stock Based Compensation Plans

        Concentra Holding issues stock options to the Company's employees and outside directors. The Company accounts for these plans under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), under which no compensation cost has been recognized related to stock option grants when the exercise price is equal to the market price on the date of grant.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of disclosures pursuant to Statement of Financial Accounting Standards No. ("SFAS") 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure ("SFAS 148"), the estimated fair value of options is amortized to expense over the options' vesting period. Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net income would have been decreased to the following supplemental pro forma net income (loss) amounts (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net income (loss):
As reported	$(26,295)	$10,499	$(14,532)	$29,769
Deduct: Incremental stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(736)	(1,140)	(1,707)	(3,443)

Supplemental pro forma	$(27,031)	$9,359	$(16,239)	$26,326

        The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Risk-free interest rates	3.7%	3.0%	3.5%	2.7%
Expected volatility	17.5%	17.8%	17.5%	17.8%
Expected dividend yield	—	—	—	—
Expected weighted average life of options in years	5.0	5.0	5.0	4.9

        During April 2004, Concentra Holding granted 300,000 shares of restricted common stock under its 1999 Stock Option and Restricted Stock Purchase Plan that were valued at approximately $4.3 million based upon the market value of the shares at the time of issuance. These restricted stock grants have an exercisable period of ten years from the date of grant and vest upon the earlier of the achievement of certain operating performance levels or seven years following the date of the grant. The Company recorded amortization of $0.5 million and $0.1 million in the third quarters of 2004 and 2003, respectively, and $1.1 million and $0.3 million in the first three quarters of 2004 and 2003, respectively, in connection with the deferred compensation associated with these restricted stock grants and the 2002 restricted stock grants. In October 2004, the Company accepted the resignation of Frederick C. Dunlap as its President and Chief Operating Officer. In the fourth quarter of 2004, the Company will record a $0.6 million credit to amortization expense for the reversal of the amortization for the cancellation of Mr. Dunlap's 154,220 restricted shares.

(3) Dividend and Other Equity Transactions

        Concentra Holding's board of directors approved in May 2004, the declaration of a $2.70 per share dividend payable on June 8, 2004 to common stockholders of record as of May 24, 2004. This cash dividend totaled $96.0 million. The board of directors also approved the declaration of a $2.70 per share dividend to holders of its deferred share units of record as of May 24, 2004. This deferred dividend totaled $1.3 million and will be paid on a deferred basis when the deferred units become vested to each holder upon consummation of proposed financing transactions.

        The Company's board of directors approved in May 2004 the declaration of a $97.3 million dividend to Concentra Holding, $96.0 million of which was paid to Concentra Holding's stockholders on May 24, 2004 and $1.3 million of which will be paid on a deferred basis to the holder's of Concentra Holding's deferred share units. The Company recorded this dividend as an adjustment to paid-in capital, since the Company had a retained deficit.

        Additionally in May 2004, Concentra Holding's board of directors approved a $2.70 reduction to the exercise price of stock options priced at greater than $14.25 and a $1.20 and $0.63 reduction to the exercise prices of stock options priced at $8.06 and $4.23, respectively. The board of directors also approved a cash payment of $1.50 and $2.07 per option on stock options priced at $8.06 and $4.23, respectively. This cash payment totaled $0.6 million and was recorded as compensation expense in the second quarter of 2004. The Company did not record any additional compensation expense since the intrinsic value of the award did not change and the ratio of the exercise price per share to the market value per share was not reduced. The Company will continue to utilize fixed plan accounting for its outstanding stock options.

        Concentra Holding's board of directors granted, effective June 8, 2004, an increase of an additional 0.23 restricted shares for each outstanding restricted share, totaling 124,597 shares of restricted common stock. The Company did not record any additional compensation expense since the intrinsic value of the award did not change. Concentra Holding had 657,597 outstanding restricted shares at June 30, 2004.

        Additionally, as prescribed by the warrant agreements, Concentra Holding's board of directors increased the number of outstanding warrants by an additional 0.23 warrants for each outstanding warrant, which was a total increase of 553,674 warrants. Because the fair value of the outstanding warrants remained consistent before and after the dividend transaction, the Company did not recognize an expense for this warrant increase. Concentra Holding had 2,919,968 warrants outstanding at September 30, 2004. For a further description of the related financing transactions, see "Note 7. Revolving Credit Facility and Long-Term Debt."

(4) Recent Accounting Pronouncements

        In April 2003, the FASB issued SFAS 149, Amendment of Statement of 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have an impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS 150, Accounting for Certain Instruments with Characteristics of Both Liability and Equity ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 did not have any financial impact on the Company's financial statements.

        In December 2003, the FASB issued a revised Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"), replacing the original interpretation issued in January 2003. FIN 46R requires certain entities to be consolidated by enterprises that lack majority voting interest when equity investors of those entities have insignificant capital at risk or they lack voting rights, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interests that enterprises have in these entities are called variable interests. These interests can derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards that are disproportionate to the voting interests in the entities. The provisions of FIN 46R must be immediately applied for variable interest entities created after January 31, 2003 and for variable interests in entities commonly referred to as "special purpose entities." For all other variable interest entities, implementation was required by March 31, 2004. Physician and physical therapy services are provided at the Company's Health Services centers under management agreements with affiliated physician groups (the "Physician Groups"), which are independently organized professional corporations that hire licensed physicians and physical therapists to provide medical services to the centers' patients. The Physician Groups, whose financial statements historically have been consolidated with those of the Company, are considered variable interest entities and will continue to be consolidated.

        In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"), which supercedes Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101") and was effective upon issuance. The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). While SAB 104 incorporates the guidance prescribed by EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104 and therefore did not have any impact on the Company's financial statements.

(5) Impairment of Assets and Other Charges

        During the third quarter of 2004, the Company experienced a further decline in the operating performance of its Care Management Services ("CMS") reporting unit, and a culmination of events led the Company to lower its long-term outlook for this line of its business. The Company's management believes declines in the performance of this segment have been due in part to the lingering effects of the downturn in the national economy and its corresponding effect on the number of workplace injuries that have become longer-term disability cases. The Company's management believes these continuing declines in its CMS revenue levels have also been due to regional and local competition and a potential reduction in the reliance by insurers on these types of services, as well as to the effects of its continuing consolidation of operations. During the third quarter, the Company further restructured its CMS reporting unit, closed a primary office that provided independent medical exams ("IME") services, and terminated the employment of the senior officer responsible for the majority of the operations within its CMS reporting unit. Other key CMS personnel also left the Company during the third quarter, and the Company continued to experience decreases in the number of nurse case managers. Additionally, the Company is currently reviewing its policies and practices relating to nurse case manager services and compensation. The Company anticipates that changes in these areas could further decrease its prospective earnings from the CMS reporting unit. The Company's management believes these factors could delay the timing and amount of a recovery in revenue growth for this segment.

        As a result of the change in the Company's outlook for its CMS reporting unit, the Company performed an evaluation of its long-lived assets, which include property, plant and equipment as well as its internal use software. In reviewing the long-lived asset values, the Company applied the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). The Company performed its impairment evaluation of the asset groups at each of CMS' business units, as these are the lowest levels for which identifiable cash flows are available. In performing the evaluation of the assets of the IME portion of its CMS reporting unit, the Company determined that the total expected future discounted cash flows for this business unit were less than the carrying value of its assets. Accordingly, during the third quarter of 2004, the Company incurred an impairment charge of $5.7 million, which represents the difference between the fair value of the IME long-lived assets and their carrying value. The Company estimates that its future annual depreciation expense will be reduced by approximately $2.1 million for these impaired assets.

        In accordance with SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"), the Company periodically evaluates the carrying value of goodwill and indefinite life intangible assets. The change in the Company's outlook for the future performance of CMS as well as the departures of key personnel caused a "triggering event" in the third quarter of 2004, which indicated the necessity of a review of the Company's goodwill pursuant to the provisions of SFAS 142. The goodwill impairment assessment included reviewing its long-term view of the care management market, projections of future cash flows and the estimated fair value of the overall business segment. The Company concluded that an impairment of its goodwill for the CMS reporting unit occurred in the third quarter of 2004.

        The first step of the goodwill impairment test was the measurement of the CMS fair value compared to its carrying value. The Company calculated the CMS fair value using discounted cash flows and market comparables. Because the fair value of the Company's CMS reporting unit was below its carrying value, the Company was required to perform the second step of the impairment test for this reporting unit. The second step involved comparing the implied fair value of the CMS goodwill to the carrying value of that goodwill. This goodwill impairment test resulted in the recognition of a $36.0 million charge, which represents the difference between the fair value of CMS' goodwill and its carrying value.

        On a combined basis, the two impairment charges total $41.7 million and are reflected as a non-cash pre-tax charge to the Company's operations for the period ending September 30, 2004. The $41.7 million in charges for long-term asset and goodwill impairment discussed above are non cash and will not result in future cash expenditures or have an impact on the Company's liquidity or debt covenants. After the recognition of these impairment charges, the Company had $445.3 million of goodwill, with approximately $10.1 million related to the CMS reporting unit at September 30, 2004.

        In the third quarter of 2004, the Company recognized a charge of $1.6 million for costs associated with severance and lease termination costs in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). These charges arose primarily in connection with the Company's closure of the CMS Woodbury, New York office in September 2004, which resulted in a reduction in workforce of 34 customer service and support staff positions, of which approximately 26 positions will not be refilled at other locations. Lease termination costs of $1.0 million were recorded for the remaining lease obligation, and severance costs of $0.1 million were recorded for the related employee terminations. The anticipated annual expense savings will be approximately $1.0 million for the net personnel reductions and approximately $0.5 million for the terminated lease. Additional severance costs of $0.5 million were recorded in the third quarter of 2004 in connection with the termination of employment of the senior officer responsible for the majority of operations within CMS and for other terminated CMS employees. The total $1.6 million of severance and lease termination costs are included in Cost of Services for CMS. During the third quarter of 2004, $0.1 million of these severance costs were paid, with $0.5 million of severance and $1.0 million of lease termination liability remaining at September 30, 2004. The majority of the severance costs are expected to be paid within the next three months and the lease termination costs will be paid through the lease expiration in 2006. Additionally, the Company has historically reduced staffing levels as needed to correspond with revenue reductions. All related severance expenses were included in operating expense for the respective periods. Due to the continuing uncertainties and operational reviews that are being conducted within the CMS reporting unit, the Company could incur additional charges in future periods. The timing and amount of any such charges cannot be estimated.

(6) Goodwill and Other Intangible Assets

        The net carrying value of goodwill and other intangible assets is comprised of the following (in thousands):

	September 30, 2004	December 31, 2003
Amortized intangible assets, gross:
Customer contracts	$6,190	$6,190
Covenants not to compete	4,305	4,305
Customer lists	3,420	3,420
Servicing contracts	3,293	3,293
Licensing and royalty agreements	285	285

	17,493	17,493
Accumulated amortization of amortized intangible assets:
Customer contracts	(4,491)	(3,342)
Covenants not to compete	(3,547)	(2,628)
Customer lists	(3,351)	(3,141)
Servicing contracts	(960)	(713)
Licensing and royalty agreements	(285)	(229)

	(12,634)	(10,053)

Amortized intangible assets, net	4,859	7,440
Non-amortized intangible assets:
Goodwill	445,302	476,179
Trademarks	154	154

	$450,315	$483,773

        The change in the net carrying amount of amortized intangible assets is primarily due to amortization. The net decrease in goodwill is primarily related to the $36.0 million impairment of the Company's Care Management Services reporting unit goodwill in the third quarter of 2004, partially offset by increases related to acquisitions. For a further description of the goodwill impairment, see "Note 5. Impairment of Assets and Other Charges."

        The net carrying value of goodwill by operating segment is as follows (in thousands):

	September 30, 2004	December 31, 2003
Health Services	$250,334	$245,203
Network Services	184,902	184,902
Care Management Services	10,066	46,074

	$445,302	$476,179

        Amortization expense for intangible assets with finite lives was $0.8 million and $1.0 million for the three months ended September 30, 2004 and 2003, respectively and $2.5 million and $3.0 million for the nine months ended September 30, 2004 and 2003, respectively. Estimated amortization expense on intangible assets with finite lives for the five succeeding fiscal years ending December 31 is as follows (in thousands):

2004	$3,232
2005	2,031
2006	483
2007	394
2008	329

        SFAS 142 requires the Company to test all existing goodwill and indefinite life intangibles for impairment on a reporting unit basis. A reporting unit is the operating segment unless, at businesses one level below that operating segment (the component level), discrete financial information is prepared and regularly reviewed by management, and the businesses are not otherwise aggregated due to having certain common characteristics, in which case such component is the reporting unit. The Company uses a fair value approach to test goodwill and indefinite life intangibles for impairment. The Company recognizes an impairment charge for the amount, if any, by which the carrying amount of goodwill and indefinite life intangibles exceeds its fair value. The Company established fair values using projected cash flows. When available and as appropriate, the Company used comparative market multiples to corroborate projected cash flow results.

        The Company completed its 2003 annual impairment test of goodwill and determined that no impairment existed at July 1, 2003. The results of that test indicated that the estimated fair value of Care Management Services exceeded its carrying amount by approximately 22% at that time. The Company completed its 2004 annual impairment test of goodwill and determined that no impairment existed at July 1, 2004. The results of that test indicated that the estimated fair value of Care Management Services exceeded its carrying amount by approximately 18% at that time. However, certain "triggering events" occurred in the third quarter of 2004 that indicated the need for an impairment review. The Company completed this impairment review and concluded that an impairment of its goodwill for the Care Management Services reporting unit had occurred. Accordingly, the Company recorded a $36.0 million impairment charge in the third quarter of 2004. For a further discussion of the goodwill impairment, see "Note 5. Impairment of Assets and Other Charges."

(7) Revolving Credit Facility and Long-Term Debt

        The Company's long-term debt as of September 30, 2004, and December 31, 2003, consisted of the following (in thousands):

	September 30, 2004	December 31, 2003
Term loan due 2009	$—	$333,325
Term loan due 2010	400,471	—
9 1/8% senior subordinated notes due 2012, net	152,940	—
9 1/2% senior subordinated notes due 2010, net	181,702	181,918
13% senior subordinated notes due 2009	—	142,500
Other	105	1,491

	735,218	659,234
Less: Current maturities	(4,037)	(4,841)

Long-term debt, net	$731,181	$654,393

        The Company had no revolving credit borrowings at September 30, 2004 and December 31, 2003, respectively. As of September 30, 2004, and December 31, 2003, accrued interest was $8.3 million and $15.6 million, respectively.

        In May 2004, the Company completed a cash tender offer and consent solicitation (the "Offer") for any and all of its 13% senior subordinated notes (the "13% Subordinated Notes") in which it received tenders and related consents from holders of approximately 80% of its outstanding 13% Subordinated Notes. Additionally, Concentra Holding extended the maturity of its $55.0 million bridge loan from March 31, 2005 to March 31, 2007.

        On June 8, 2004, the Company completed a series of transactions that included issuing $155.0 million aggregate principal amount of 9 1/8% senior subordinated notes (the "9 1/8% Subordinated Notes") due 2012. In addition, the Company completed a second amendment to its credit agreement (the "Credit Facility) under which the Company borrowed an additional $70.0 million of term debt. The additional $70.0 million in term loans bears the same covenants and maturity dates as established in the Credit Facility. The Company used the net proceeds of the debt offering and additional term debt borrowings together with cash on hand to: (1) redeem $114.9 million principal amount of its 13% Subordinated Notes and pay $4.7 million of related accrued interest and $9.8 million of call premiums and consent payments, (2) declare a dividend of $97.3 million to Concentra Holding, $96.0 million of which was paid to Concentra Holding's stockholders and $1.3 million of which will be paid on a deferred basis to the holder's of Concentra Holding's deferred share units, (3) pay $7.2 million of associated fees and expenses, and (4) pay $2.5 million of compensatory costs. In connection with these financing transactions, the Company recorded $11.8 million of debt extinguishment costs in the second quarter of 2004 for the write-off of $2.0 million of existing deferred financing fees on the redeemed 13% Subordinated Notes and $9.8 million of call premiums and consent payments on the redeemed 13% Subordinated Notes. Additionally, the Company recorded $2.5 million of compensatory costs related to these financing transactions that it included in general and administrative expenses for the second quarter of 2004. These compensatory costs consisted of $1.9 million of management bonuses and $0.6 million of payments to certain option holders. For a further description of the payments to option holders, see "Note 3. Dividend and Other Equity Transactions."

        In connection with the second amendment of the Credit Facility, the Company placed $29.4 million into escrow for the purpose of funding the $27.6 million principal amount and the $1.8 million call premium payments necessary to redeem the untendered portion of its 13% Subordinated Notes. The Company completed this redemption in August 2004. In connection with these financing transactions, the Company recorded $2.3 million of debt extinguishment costs in the third quarter of 2004 for: (1) the write-off of $0.5 million of remaining deferred financing fees on the 13% Subordinated Notes and (2) $1.8 million of call premium payments. Also in August 2004, the Company completed a third amendment to its Credit Facility to extend its maturity by one year to 2010 and to reduce the effective interest rate on borrowing under that facility. As a part of this amendment, the term loans were combined into a single replacement term loan.

        The Company has its Credit Facility with a consortium of banks, consisting of a $401.5 million term loan facility (the "Term Loan"), and a $100.0 million revolving loan facility (the "Revolving Credit Facility"). Borrowings under the Revolving Credit Facility and Term Loan bear interest, at the Company's option, at either (1) the Alternate Base Rate ("ABR"), as defined, plus a margin initially equal to 2.25% for the loans under the Revolving Credit Facility and 1.50% for the Term Loan or (2) the reserve-adjusted Eurodollar rate plus a margin initially equal to 3.25% for the loans under the Revolving Credit Facility and 2.50% for the Term Loan. The margins for borrowings under the Revolving Credit Facility will be subject to reduction based on changes in the Company's leverage ratios and certain other performance criteria. The Term Loan matures on June 30, 2010, and requires quarterly principal payments of $1.0 million through June 30, 2009, $57.2 million for each of the following two quarters, $114.4 million on March 31, 2010 and any remaining balance due on June 30, 2010. The Revolving Credit Facility provides for borrowing up to $100.0 million and matures on August 13, 2008. As part of the June 2004 amendment, the Company was required to pay fees and expenses of $1.4 million to the lenders approving the amendment and other related expenses. As part of the August 2004 amendment, the Company was required to pay fees and expenses of $1.3 million to the lenders approving the amendment and other related expenses. The Company capitalized these fees and expenses as deferred financing costs and will amortize them over the remaining life of the Credit Facility.

        The Credit Facility contains certain financial compliance ratio tests. A failure to comply with these and other financial compliance ratios could cause an event of default under the Credit Facility that could result in an acceleration of the related indebtedness before the terms of that indebtedness otherwise require the Company to pay that indebtedness. Such an acceleration would also constitute an event of default under the indentures relating to the Company's 9 1/8% Subordinated Notes and 9 1/2% senior subordinated notes (the "9 1/2% Subordinated Notes") and could also result in an acceleration of the 9 1/8% Subordinated Notes and the 9 1/2% Subordinated Notes before the indentures otherwise require the Company to pay the notes. The Credit Facility also contains prepayment requirements that would occur based on certain net asset sales outside the ordinary course of business by the Company, from the proceeds of specified debt and equity issuances by the Company and if the Company has excess cash flow, as defined in the agreement. The Company was not required to make prepayments under these provisions in the first three quarters of 2003 or 2004. However, management anticipates that the Company may meet these requirements in future periods, based upon its financial projections.

        On June 8, 2004, the Company issued $155.0 million aggregate principal amount of 9 1/8% Subordinated Notes. The 9 1/8% Subordinated Notes were priced at 98.613% of par to yield 9.375% to maturity. The 9 1/8% Subordinated Notes are general unsecured indebtedness with semi-annual interest payments due on June 1 and December 1 commencing on December 1, 2004. These notes mature on June 1, 2012. At any time prior to June 1, 2007, the Company can redeem, with proceeds from new equity, up to 35% of the aggregate principal amount of the 9 1/8% Subordinated Notes at a redemption price of 109.1% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date. Prior to June 1, 2008, the Company may redeem all, but not less than all, of the 9 1/8% Subordinated Notes at a redemption price of 100.0% of the principal amount of the notes plus the applicable premium, as defined, and accrued and unpaid interest to the redemption date. The Company can also redeem all or part of the 9 1/8% Subordinated Notes on or after June 1, 2008 at 104.6% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date, with the redemption premium decreasing annually to 100.0% of the principal amount on June 1, 2010. Upon a change of control, as defined, each holder of the 9 1/8% Subordinated Notes may require the Company to repurchase all or a portion of that holder's notes at a purchase price of 101.0% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest.

        The 9 1/2% Subordinated Notes are general unsecured indebtedness with semi-annual interest payments due on February 15 and August 15 commencing on February 15, 2004. These notes mature on August 15, 2010. At any time prior to August 15, 2006, the Company can redeem, with proceeds from new equity, up to 35% of the aggregate principal amount of the 9 1/2% Subordinated Notes at a redemption price of 109.5% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date. Prior to August 15, 2007, the Company may redeem all, but not less than all, of the 9 1/2% Subordinated Notes at a redemption price of 100.0% of the principal amount of the notes plus the applicable premium, as defined, and accrued and unpaid interest to the redemption date. The Company can also redeem all or part of the 9 1/2% Subordinated Notes on or after August 15, 2007 at 104.8% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date, with the redemption premium decreasing annually to 100.0% of the principal amount on August 15, 2009. Upon a change of control, as defined, each holder of the 9 1/2% Subordinated Notes may require the Company to repurchase all or a portion of that holder's notes at a purchase price of 101.0% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest.

        The 13% Subordinated Notes were general unsecured indebtedness with semi-annual interest payments due on February 15 and August 15 commencing on February 15, 2000. As previously described, the Company completed a tender offer and consent solicitation in May 2004. In connection with the Offer, the indenture governing the 13% Subordinated Notes was amended to eliminate substantially all of the restrictive covenants. On June 8, 2004, the Company redeemed the tendered $114.0 million principal amount of its 13% Subordinated Notes and paid a $7.5 million call premium, a $2.3 million consent payment and $4.7 million of accrued interest. In connection with the redemption, the Company recorded debt extinguishment costs in the second quarter of 2004 for the write-off of $2.0 million of existing deferred financing fees and $9.8 million of call premiums and consent payments on the redeemed 13% Subordinated Notes. On August 16, 2004, the Company redeemed the remaining

$27.6 million principal balance of the 13% Subordinated Notes. In connection with this redemption, the Company recorded debt extinguishment costs of $2.3 million in the third quarter of 2004 for the write-off of $0.5 million of remaining deferred financing fees and $1.8 million of call premium payments.

        The Credit Facility, the 9 1/8% Subordinated Notes and the 9 1/2% Subordinated Notes and the 13% Subordinated Notes are guaranteed on a joint and several basis by each and every current wholly-owned subsidiary, the results of which are consolidated in the results of the Company. These guarantees are full and unconditional. The Company has certain subsidiaries that are not wholly-owned and do not guarantee the 9 1/8% Subordinated Notes or the 9 1/2% Subordinated Notes. For financial information on guarantor and non-guarantor subsidiaries, see "Note 10. Condensed Consolidating Financial Information."

        The Credit Facility, the 9 1/8% Subordinated Notes and the 9 1/2% Subordinated Notes contain certain customary covenants, including, without limitation, restrictions on the incurrence of indebtedness, the sale of assets, certain mergers and acquisitions, the payment of dividends on the Company's capital stock, the repurchase or redemption of capital stock, transactions with affiliates, investments, cross default provisions with other indebtedness of Concentra Operating and Concentra Holding, capital expenditures and changes in control of the Company. Under the Credit Facility, the Company is also required to satisfy certain financial covenant ratio tests including leverage ratios, interest coverage ratios and fixed charge coverage ratios. The Company was in compliance with its covenants, including its financial covenant ratio tests, for the first three quarters of 2004. These ratio tests become more restrictive for future quarters through the first quarter of 2009. The Company's ability to be in compliance with these more restrictive ratios will be dependent on its ability to increase its cash flows over current levels. The Company believes it will be in compliance with the covenants for the next twelve months.

        The fair value of the Company's borrowings under the Credit Facility was $404.5 million and $323.3 million, as of September 30, 2004 and December 31, 2003, respectively. The fair value of the Company's 9 1/8% Subordinated Notes was $167.5 million at September 30, 2004. The fair value of the Company's 9 1/2% Subordinated Notes was $200.8 million and $196.5 million at September 30, 2004 and December 31, 2003, respectively. The fair value of the Company's 13% Subordinated Notes was $158.9 million at December 31, 2003. The fair values of the financial instruments were determined utilizing available market information. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts.

(8) Changes in Stockholder's Equity

        In addition to the effects on stockholder's equity from the Company's 2004 results of operations that increased the retained deficit, the Company's paid-in-capital decreased in 2004 on a year to date basis primarily due to the Company's declaration of a $97.3 million dividend to Concentra Holding. For a further description of the dividend, see "Note 3. Dividend and Other Equity Transactions." Additionally, the Company's paid-in capital increased in 2004 on a year to date basis due to $0.6 million of tax benefits from Concentra Holding and $0.4 million of proceeds from the issuance of Concentra Holding common stock.

(9) Segment Information

        Operating segments represent components of the Company's business that are evaluated regularly by key management in assessing performance and resource allocation. The Company's comprehensive services are organized into the following segments: Health Services, Network Services and Care Management Services.

        Health Services provides specialized injury and occupational healthcare services to employers through its centers. Health Services delivers primary and rehabilitative care, including the diagnosis, treatment and management of work-related injuries and illnesses. Health Services also provides non-injury, employment-related health services, including physical examinations, pre-placement substance abuse testing, job-specific return to work evaluations and other related programs. To meet the requirements of large employers whose workforce extends beyond the geographic coverage available to the Company's centers, this segment has also developed a network of select occupational healthcare providers that use the Company's proprietary technology to benchmark treatment methodologies and outcomes achieved. Health Services, and the joint ventures Health Services controls, own all the operating assets of the occupational healthcare centers, including leasehold interests and medical equipment.

        The Network Services segment reflects those businesses that involve the review and repricing of provider bills. For these services, the Company is primarily compensated based on the degree to which the Company achieves savings for its clients, as well as on a fee per bill or claims basis. This segment includes our specialized preferred provider organization, provider bill repricing and review, out-of-network bill review and first report of injury services.

        Care Management Services reflects the Company's professional services aimed at curtailing the cost of workers' compensation and auto insurance claims through field case management, telephonic case management, independent medical examinations and utilization management. These services also concentrate on monitoring the timing and appropriateness of medical care.

        Revenue from individual customers, revenue between business segments and revenue, operating profit and identifiable assets of foreign operations are not significant.

        The Company's unaudited financial data on a segment basis was as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenue:
Health Services	$156,214	$134,950	$435,221	$379,906
Network Services	69,635	65,368	216,412	188,879
Care Management Services	58,717	68,535	187,979	212,496

	284,566	268,853	839,612	781,281
Gross profit:
Health Services	32,055	26,614	84,119	69,220
Network Services	29,170	30,088	91,893	82,568
Care Management Services	5,035	7,277	20,360	24,000

	66,260	63,979	196,372	175,788
Operating income (loss):
Health Services	23,679	19,026	59,707	47,339
Network Services	18,203	18,939	60,648	52,512
Care Management Services	(42,799)	173	(41,888)	3,545
Corporate general and administrative expenses	(8,253)	(7,011)	(25,224)	(20,516)

	(9,170)	31,127	53,243	82,880
Interest expense, net	14,391	13,790	42,370	42,944
Gain on change in fair value of hedging arrangements	—	(5,456)	—	(9,869)
Loss on early retirement of debt	2,290	7,837	14,105	7,837
Other, net	935	804	2,733	2,187

Income (loss) before income taxes	(26,786)	14,152	(5,965)	39,781
Provision (benefit) for income taxes	(491)	3,653	8,567	10,012

Net income (loss)	$(26,295)	$10,499	$(14,532)	$29,769

(10) Condensed Consolidating Financial Information

        As discussed in "Note 7. Revolving Credit Facility and Long-Term Debt," the 9 1/8% Subordinated Notes, the 9 1/2% Subordinated Notes and the Credit Facility are unconditionally guaranteed by each and every current wholly-owned subsidiary. Additionally, the Credit Facility is secured by a pledge of stock and assets of each and every wholly-owned subsidiary. The Company has certain subsidiaries that are not wholly-owned and do not guarantee the 9 1/8% Subordinated Notes, the 9 1/2% Subordinated Notes or the Credit Facility. Presented below are condensed consolidating balance sheets as of September 30, 2004 and December 31, 2003, the condensed consolidating statements of operations for the three months and nine months ended September 30, 2004 and 2003, and the condensed consolidating statements of cash flow for the nine months ended September 30, 2004 and 2003 of Concentra Operating ("Parent and Issuer"), guarantor subsidiaries ("Guarantor Subsidiaries") and the subsidiaries that are not guarantors ("Non-Guarantor Subsidiaries").

        Investments in subsidiaries are accounted for using the equity method of accounting. The financial information for the Guarantor and Non-Guarantor subsidiaries are each presented on a combined basis. The elimination entries primarily eliminate investments in subsidiaries and intercompany balances and transactions. Intercompany management fees of $1.5 million and $3.9 million are included in general and administrative expenses of the Non-Guarantor Subsidiaries for the three months and nine months ended September 30, 2004, respectively, and intercompany management fees of $1.1 million and $3.4 million are included in general and administrative expenses of the Non-Guarantor Subsidiaries for the three months and nine months ended September 30, 2003, respectively. These amounts are reflected as a reduction of general and administrative expenses for the Guarantor Subsidiaries. Separate financial statements for the Guarantor and Non-Guarantor Subsidiaries are not presented because management believes such financial statements would not be meaningful to investors. All information in the tables below is presented in thousands.

Condensed Consolidating Balance Sheets:

	As of September 30, 2004
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Current assets:
Cash and cash equivalents	$—	$38,742	$8,452	$—	$47,194
Accounts receivable, net	—	168,096	16,325	—	184,421
Prepaid expenses and other current assets	2,984	27,642	1,050	—	31,676

Total current assets	2,984	234,480	25,827	—	263,291
Investment in subsidiaries	808,085	34,359	—	(842,444)	—
Property and equipment, net	—	96,901	6,856	—	103,757
Goodwill and other intangible assets, net	—	425,046	25,269	—	450,315
Other assets	39,942	(17,878)	496	—	22,560

Total assets	$851,011	$772,908	$58,448	$(842,444)	$839,923

Current liabilities:
Revolving credit facility	$—	$—	$—	$—	$—
Current portion of long-term debt	4,015	22	—	—	4,037
Accounts payable and accrued expenses	9,479	106,571	5,905	—	121,955

Total current liabilities	13,494	106,593	5,905	—	125,992
Long-term debt, net	731,098	83	—	—	731,181
Deferred income taxes and other liabilities	—	27,995	—	20,429	48,424
Intercompany	172,093	(169,848)	(2,245)	—	—

Total liabilities	916,685	(35,177)	3,660	20,429	905,597
Stockholder's equity (deficit)	(65,674)	808,085	54,788	(862,873)	(65,674)

Total liabilities and stockholder's equity	$851,011	$772,908	$58,448	$(842,444)	$839,923

	As of December 31, 2003
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Current assets:
Cash and cash equivalents	$—	$35,454	$7,167	$—	$42,621
Accounts receivable, net	—	157,187	13,257	—	170,444
Prepaid expenses and other current assets	8,759	30,018	1,307	—	40,084

Total current assets	8,759	222,659	21,731	—	253,149
Investment in subsidiaries	785,089	32,681	—	(817,770)	—
Property and equipment, net	—	112,880	7,221	—	120,101
Goodwill and other intangible assets, net	—	459,266	24,507	—	483,773
Other assets	42,153	(24,273)	89	—	17,969

Total assets	$836,001	$803,213	$53,548	$(817,770)	$874,992

Current liabilities:
Revolving credit facility	$—	$—	$—	$—	$—
Current portion of long-term debt	3,350	1,491	—	—	4,841
Accounts payable and accrued expenses	22,280	103,376	5,225	—	130,881

Total current liabilities	25,630	104,867	5,225	—	135,722
Long-term debt, net	654,393	—	—	—	654,393
Deferred income taxes and other liabilities	—	22,405	—	18,462	40,867
Intercompany	111,968	(109,148)	(2,820)	—	—

Total liabilities	791,991	18,124	2,405	18,462	830,982
Stockholder's equity	44,010	785,089	51,143	(836,232)	44,010

Total liabilities and stockholder's equity	$836,001	$803,213	$53,548	$(817,770)	$874,992

Condensed Consolidating Statements of Operations:

	Three Months Ended September 30, 2004
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Total revenue	$—	$263,405	$23,763	$(2,602)	$284,566
Total cost of services	—	202,655	18,253	(2,602)	218,306

Total gross profit	—	60,750	5,510	—	66,260
General and administrative expenses	492	30,495	1,943	—	32,930
Amortization of intangibles	—	818	—	—	818
Loss on impairment of goodwill and long-lived assets	—	41,682	—	—	41,682

Operating income (loss)	(492)	(12,245)	3,567	—	(9,170)
Interest expense, net	14,463	(59)	(13)	—	14,391
Loss on early retirement of debt	2,290	—	—	—	2,290
Other, net	(2)	937	—	—	935

Income (loss) before income taxes	(17,243)	(13,123)	3,580	—	(26,786)
Provision (benefit) for income taxes	(6,035)	5,544	—	—	(491)

Income (loss) before equity earnings	(11,208)	(18,667)	3,580	—	(26,295)
Equity earnings in subsidiaries	15,087	—	—	(15,087)	—

Net income (loss)	$(26,295)	$(18,667)	$3,580	$15,087	$(26,295)

	Three Months Ended September 30, 2003
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Total revenue	$—	$248,542	$22,396	$(2,085)	$268,853
Total cost of services	—	189,199	17,760	(2,085)	204,874

Total gross profit	—	59,343	4,636	—	63,979
General and administrative expenses	104	30,275	1,504	—	31,883
Amortization of intangibles	—	968	1	—	969

Operating income (loss)	(104)	28,100	3,131	—	31,127
Interest expense, net	13,752	42	(4)	—	13,790
Gain on change in fair value of hedging arrangements	(5,456)	—	—	—	(5,456)
Loss on early retirement of debt	7,837	—	—	—	7,837
Other, net	—	804	—	—	804

Income (loss) before income taxes	(16,237)	27,254	3,135	—	14,152
Provision (benefit) for income taxes	(5,683)	9,336	—	—	3,653

Income (loss) before equity earnings	(10,554)	17,918	3,135	—	10,499
Equity earnings in subsidiaries	(21,053)	—	—	21,053	—

Net income (loss)	$10,499	$17,918	$3,135	$(21,053)	$10,499

	Nine Months Ended September 30, 2004
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Total revenue	$—	$773,797	$73,369	$(7,554)	$839,612
Total cost of services	—	592,598	58,196	(7,554)	643,240

Total gross profit	—	181,199	15,173	—	196,372
General and administrative expenses	1,097	92,561	5,248	—	98,906
Amortization of intangibles	—	2,541	—	—	2,541
Loss on impairment of goodwill and long-lived assets	—	41,682	—	—	41,682

Operating income (loss)	(1,097)	44,415	9,925	—	53,243
Interest expense, net	42,521	(112)	(39)	—	42,370
Loss on early retirement of debt	14,105	—	—	—	14,105
Other, net	13	2,720	—	—	2,733

Income (loss) before income taxes	(57,736)	41,807	9,964	—	(5,965)
Provision (benefit) for income taxes	(20,208)	28,775	—	—	8,567

Income (loss) before equity earnings	(37,528)	13,032	9,964	—	(14,532)
Equity earnings in subsidiaries	(22,996)	—	—	22,996	—

Net income (loss)	$(14,532)	$13,032	$9,964	$(22,996)	$(14,532)

	Nine Months Ended September 30, 2003
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Total revenue	$—	$726,143	$61,699	$(6,561)	$781,281
Total cost of services	—	563,204	48,850	(6,561)	605,493

Total gross profit	—	162,939	12,849	—	175,788
General and administrative expenses	327	85,081	4,529	—	89,937
Amortization of intangibles	—	2,965	6	—	2,971

Operating income (loss)	(327)	74,893	8,314	—	82,880
Interest expense, net	42,790	171	(17)	—	42,944
Gain on change in fair value of hedging arrangements	(9,869)	—	—	—	(9,869)
Loss on early retirement of debt	7,837	—	—	—	7,837
Other, net	—	2,187	—	—	2,187

Income (loss) before income taxes	(41,085)	72,535	8,331	—	39,781
Provision (benefit) for income taxes	(14,380)	24,392	—	—	10,012

Income (loss) before equity earnings	(26,705)	48,143	8,331	—	29,769
Equity earnings in subsidiaries	(56,474)	—	—	56,474	—

Net income (loss)	$29,769	$48,143	$8,331	$(56,474)	$29,769

Condensed Consolidating Statement of Cash Flows:

	Nine Months Ended September 30, 2004
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Operating Activities:
Net cash provided by (used in) operating activities	$(21,808)	$84,743	$8,680	$—	$71,615

Investing Activities:
Purchases of property, equipment and other assets	—	(18,425)	(801)	—	(19,226)
Acquisitions, net of cash acquired	—	(6,271)	(523)	—	(6,794)

Net cash used in investing activities	—	(24,696)	(1,324)	—	(26,020)

Financing Activities:
Proceeds from the issuance of debt	222,850	—	—	—	222,850
Repayments of debt	(145,354)	(1,564)	—	—	(146,918)
Dividend to parent	(96,028)	—	—	—	(96,028)
Payment of early debt retirement costs	(11,600)	—	—	—	(11,600)
Payment of deferred financing costs	(8,595)	—	—	—	(8,595)
Distributions to minority interests	—	(1,141)	—	—	(1,141)
Contribution from issuance of common stock by parent	410	—	—	—	410
Intercompany, net	60,125	(60,661)	536	—	—
Receipt (payment) of equity distributions	—	6,607	(6,607)	—	—

Net cash provided by (used in) financing activities	21,808	(56,759)	(6,071)	—	(41,022)

Net Increase (Decrease) in Cash and Cash Equivalents	—	3,288	1,285	—	4,573
Cash and Cash Equivalents, beginning of period	—	35,454	7,167	—	42,621

Cash and Cash Equivalents, end of period	$—	$38,742	$8,452	$—	$47,194

	Nine Months Ended September 30, 2003
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Operating Activities:
Net cash provided by (used in) operating activities	$(36,007)	$79,342	$7,237	$—	$50,572

Investing Activities:
Purchases of property, equipment and other assets	—	(20,990)	(114)	—	(21,104)
Acquisitions, net of cash acquired	—	(5,094)	—	—	(5,094)

Net cash used in investing activities	—	(26,084)	(114)	—	(26,198)

Financing Activities:
Proceeds from the issuance of debt	485,000	1,500	—	—	486,500
Repayments of debt	(337,777)	(1,791)	—	—	(339,568)
Payment of deferred financing costs	(11,135)	—	—	—	(11,135)
Distributions to minority interests	—	(2,316)	—	—	(2,316)
Contribution from issuance of common stock by parent	242	—	—	—	242
Contribution to parent	(141,152)	—	—	—	(141,152)
Payment to terminate hedging arrangements	(23,603)	—	—	—	(23,603)
Other	(100)	—	—	—	(100)
Intercompany, net	64,532	(65,910)	1,378	—	—
Receipt (payment) of equity distributions	—	7,809	(7,809)	—	—

Net cash provided by (used in) financing activities	36,007	(60,708)	(6,431)	—	(31,132)

Net Increase in Cash and Cash Equivalents	—	(7,450)	692	—	(6,758)
Cash and Cash Equivalents, beginning of period	—	13,060	5,942	—	19,002

Cash and Cash Equivalents, end of period	$—	$5,610	$6,634	$—	$12,244

(11) Subsequent Event

        Departure of Executive Officer.    In October 2004, the Company accepted the resignation of Frederick C. Dunlap as its President and Chief Operating Officer. Daniel J. Thomas, the Company's Chief Executive Officer and a director of the Company, will assume the role of President. During the fourth quarter of 2004, the Company will incur approximately $1.1 million in severance and benefit expenses in connection with Mr. Dunlap's departure.

CONCENTRA OPERATING CORPORATION

COMPUTATION OF RATIOS

Ratio of Pro Forma Earnings to Fixed Charges

(Unaudited)

	Year Ended December 31, 2003	Twelve Months Ended September 30, 2004
	(dollars in thousands)
Pro Forma Earnings:
Income (loss) before income taxes	$51,891	$5,796
Less: Equity in earnings of unconsolidated subsidiaries net of related distributions	2,805	3,284
Fixed charges	69,009	69,788

Total pro forma earnings(1)	$123,705	$78,868

Pro Forma Fixed Charges:
Interest expense	$54,244	$54,282
Interest portion of rent expense	14,765	15,506

Total fixed charges	$69,009	$69,788

Ratio of pro forma earnings to fixed charges	1.8x	1.1x

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings include income from continuing operations before income taxes adjusted for fixed charges and equity in earnings of unconsolidated subsidiaries and related distributions. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and 33% of rent expenses, which we estimate as the interest component of such rentals.

CONCENTRA OPERATING CORPORATION

COMPUTATION OF RATIOS

Ratio of Earnings to Fixed Charges

(Unaudited)

	Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$(17,512)	$(2,360)	$(14,650)	$1,026	$49,503	$39,781	$(5,965)
Less: Equity in earnings of unconsolidated subsidiaries net of related distributions	(474)	(1,210)	(3,015)	(850)	2,805	2,209	2,688
Fixed charges	46,796	80,160	80,175	79,266	71,397	54,488	54,918

Total earnings(1)	$28,810	$76,590	$62,510	$79,442	$123,705	$96,478	$51,641

Fixed Charges:
Interest expense	$35,779	$68,932	$67,250	$63,981	$56,632	$43,154	$42,843
Interest portion of rent expense	11,017	11,228	12,925	15,285	14,765	11,334	12,075

Total fixed charges	$46,796	$80,160	$80,175	$79,266	$71,397	$54,488	$54,918

Ratio of earnings to fixed charges	0.6x	1.0x	0.8x	1.0x	1.7x	1.8x	0.9x

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings include income from continuing operations before income taxes adjusted for fixed charges and equity in earnings of unconsolidated subsidiaries and related distributions. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and 33% of rent expenses, which we estimate as the interest component of such rentals.

ANNEX A

LETTER OF TRANSMITTAL
TO TENDER
OUTSTANDING 9 1/8% SENIOR SUBORDINATED NOTES DUE 2012
OF
CONCENTRA OPERATING CORPORATION
PURSUANT TO THE EXCHANGE OFFER AND PROSPECTUS DATED DECEMBER 6, 2004

        THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 6, 2005 (THE "EXPIRATION DATE"), UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE COMPANY.

The Exchange Agent for the Exchange Offer is:

The Bank of New York
Corporate Trust Operations Reorganization Unit
101 Barclay Street 7 East
New York, New York 10286
Attention: Corporate Trust Operations Reorganization Unit

        IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING 9 1/8% SENIOR SUBORDINATED NOTES DUE 2012 (THE "OLD NOTES") FOR AN EQUAL AGGREGATE PRINCIPAL AMOUNT OF NEW 9 1/8% SENIOR SUBORDINATED NOTES DUE 2012 PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) OLD NOTES TO THE EXCHANGE AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE BY CAUSING AN AGENT'S MESSAGE TO BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO SUCH TIME.

        The undersigned hereby acknowledges receipt and review of the Prospectus, dated December 6, 2004 (the "Prospectus"), of Concentra Operating Corporation, a Nevada corporation (the "Company"), and this Letter of Transmittal (the "Letter of Transmittal"), which together describe the Company's offer to exchange (the "Exchange Offer") its 9 1/8% Senior Subordinated Notes due 2012 (the "New Notes") that have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 9 1/8% Senior Subordinated Notes due 2012 (the "Old Notes"). Capitalized terms used but not defined herein have the respective meaning given to them in this Prospectus.

        The Company reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended. The Company shall notify the Exchange Agent and each registered holder of the Old Notes of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        This Letter of Transmittal is to be used by holders of the Old Notes. Tender of Old Notes is to be made according to the Automated Tender Offer Program ("ATOP") of the Depository Trust Company ("DTC") pursuant to the procedures set forth in the prospectus under the caption "The Exchange Offer—Procedures for Tendering." DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent's DTC account. DTC will then send a computer generated message known as an "agent's message" to the exchange agent for its acceptance. For you to validly tender your Old Notes in the Exchange Offer, the Exchange Agent must receive prior to the Expiration Date, an agent's message under the ATOP procedures that confirms that:

          — DTC has received your instructions to tender your Old Notes; and

          — You agree to be bound by the terms of this Letter of Transmittal

        BY USING THE ATOP PROCEDURES TO TENDER OLD NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.

        PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

        1.     By tendering Old Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.

        2.     By tendering Old Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Old Notes described above and will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the tender of Old Notes.

        3.     The tender of the Old Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between you and the Company as to the terms and conditions set forth in the Prospectus.

        4.     The Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the "SEC"), including Exxon Capital Holding Corp., SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co.,  Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the New Notes issued in exchange for the Old Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than a broker-dealer who purchased Old Notes exchanged for such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933, as amended (the "Securities Act")) without compliance, with the registration and prospectus delivery requirements of the Securities Act, and any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders are not participating in, and have no arrangement with any person to participate in, the distribution of such New Notes.

        5.     By tendering Old Notes in the Exchange Offer, you represent and warrant that:

  a.
  the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of your business, whether or not you are the holder;

  b.
  neither you nor any such other person is engaging in or intends to engage in a distribution of such New Notes;

  c.
  neither you nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes; and

  d.
  neither the holder nor any such other person is an "affiliate," as such term is defined under Rule 405 promulgated under the Securities Act, of the Company.

        6.     You may, if you are unable to make all of the representations and warranties contained in Item 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Old Notes registered in the shelf registration statement described in the Registration Rights Agreement, dated as of May 25, 2004 (the "Registration Rights Agreement"), by and among the Company, the Guarantors (as defined therein) and the Initial Purchasers (as defined therein). Such election may be made only by notifying the Company in writing at 5080 Spectrum Drive, Suite 400 West, Addison, Texas 75001, Attention: General Counsel. By making such election, you agree, as a holder of Old Notes participating in a shelf registration, to indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who signs such shelf registration statement, each person who controls the Company within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each other holder of Old Notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to the undersigned furnished in writing by or on behalf of the undersigned expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.

        7.     If you are a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge, by tendering Old Notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act. If you are a broker-dealer and Old Notes held for your own account were not acquired as a result of market-making or other trading activities, such Old Notes cannot be exchanged pursuant to the Exchange Offer.

        8.     Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives of the undersigned.

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1.
Book-Entry confirmations.

        Any confirmation of a book-entry transfer to the Exchange Agent's account at DTC of Old Notes tendered by book-entry transfer (a "Book-Entry Confirmation"), as well as an agent's message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 5:00 P.M., New York City time, on the Expiration Date.

2.
Partial Tenders.

        Tenders of Old Notes will be accepted only in integral multiples of $1,000. The entire principal amount of Old Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise communicated to the exchange agent. If the entire principal amount of all Old Notes is not tendered, then Old Notes for the principal amount of Old Notes not tendered and notes issued in exchange for any Old Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Old Notes are accepted for exchange.

3.
Validity of Tenders.

        All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Old Notes will be determined by the Company, in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions on this Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent, nor any other person shall be under any duty to give such notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent promptly to the tendering holders via the facilities of DTC, following the Expiration Date.

4.
Waiver of Conditions.

        The Company reserves the absolute right to waive, in whole or part, up to the expiration of the exchange offer any of the conditions of the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.

5.
No Conditional Tender.

        No alternative, conditional, irregular or contingent tender of Old Notes will be accepted.

6.
Request for Assistance or Additional Copies.

        Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Exchange Agent at the address or telephone number set forth on the cover page of this Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

7.
Withdrawal.

        Tenders may be withdrawn only pursuant to the limited withdrawal rights set forth in the Prospectus under the caption "Exchange Offer—Withdrawal of Tenders."

8.
No Guarantee of Late Delivery.

        There is no procedure for guarantee of late delivery in the Exchange Offer.

        IMPORTANT: BY USING THE ATOP PROCEDURES TO TENDER OLD NOTES, YOU WILL NOT BE REQUIRED TO DELIVER THIS LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT. HOWEVER, YOU WILL BE BOUND BY ITS TERMS, AND YOU WILL BE DEEMED TO HAVE MADE THE ACKNOWLEDGEMENTS AND THE REPRESENTATIONS AND WARRANTIES IT CONTAINS, JUST AS IF YOU HAD SIGNED IT.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
The Exchange Offer
Terms of the New Notes
Risk Factors
Corporate Information
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Option Grants in Last Fiscal Year Individual Grants
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NEW NOTES
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WHERE YOU CAN FIND MORE INFORMATION
CONCENTRA OPERATING CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
Concentra Operating Corporation Consolidated Financial Statements as of December 31, 2003 and 2002 and for the Years Ended December 31, 2003, 2002 and 2001
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONCENTRA OPERATING CORPORATION CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts)
CONCENTRA OPERATING CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands)
CONCENTRA OPERATING CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
CONCENTRA OPERATING CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (in thousands, except share amounts)
CONCENTRA OPERATING CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Supplemental Schedule
CONCENTRA OPERATING CORPORATION Valuation and Qualifying Accounts For the Years Ended December 31, 2003, 2002 and 2001 (in thousands)
Concentra Operating Corporation Consolidated Financial Statements as of September 30, 2004 and December 31, 2003 and for the Three and Nine Months Ended September 30, 2004 and 2003
CONCENTRA OPERATING CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands)
CONCENTRA OPERATING CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands)
CONCENTRA OPERATING CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (in thousands)
CONCENTRA OPEERATING CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
CONCENTRA OPERATING CORPORATION COMPUTATION OF RATIOS Ratio of Pro Forma Earnings to Fixed Charges (Unaudited)
CONCENTRA OPERATING CORPORATION COMPUTATION OF RATIOS Ratio of Earnings to Fixed Charges (Unaudited)
ANNEX A
INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER